As filed with the Securities and Exchange Commission on June 20, 2011

Registration No. 333-173980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOMESTREET, INC.

(Exact Name of Registrant as Specified in its Charter)

Washington	6036	91-0186600
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

601 Union Street, Suite 2000

Seattle, WA 98101

(206) 623-3050

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark K. Mason

Chief Executive Officer

HomeStreet, Inc.

601 Union Street, Suite 2000

Seattle, WA 98101

(206) 623-3050

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Marcus J. Williams Donna M. Cochener Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, WA 98101 (206) 622-3150 (206) 757-7700 – Facsimile	Godfrey B. Evans HomeStreet, Inc. 601 Union Street, Suite 2000 Seattle, WA 98101 (206) 623-3050 (206) 389-7703 – Facsimile	John C. Grosvenor James J. Vieceli Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, CA 92626 (714) 371-2500 (714) 371-2550 – Facsimile

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, no par value per share	$210,000,000.00	$24,381(2)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended. Includes offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any. See “Underwriting.”
(2)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities or accept any offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION) DATED                     , 2011

             Shares of Common Stock

This is our initial public offering. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price to be between $             and $             per share. See “Underwriting” for a discussion of the factors to be considered in determining the initial public offering price. The market price of the shares after the offering may be higher or lower than the initial offering price.

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “HMST.”

We and our wholly owned subsidiary Home Street Bank (the “Bank”) are currently operating under orders to cease and desist issued by the Office of Thrift Supervision, or the OTS, and by the Federal Deposit Insurance Corporation, or the FDIC, and the Washington State Department of Financial Institutions, Division of Banks, or the DFI, respectively. As a result of these orders, we and the Bank are required to augment regulatory capital and reduce problem assets, and are subject to certain restrictions on our operations.

Investing in our common stock is speculative and involves a significant degree of risk. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 19 of this prospectus before investing in our common stock.

The shares of our common stock are not deposits, bank accounts or obligations of any bank, are not insured by the FDIC or any other governmental agency and are subject to investment risks, including possible loss of the entire amount invested.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commission	$	$
Proceeds to us, before expenses	$	$

We have granted an over-allotment option which will allow the underwriters to purchase up to an additional              shares of our common stock from us at the initial offering price within 30 days following the date of this prospectus solely to cover over-allotments, if any.

The underwriters expect to deliver our common stock in book entry form only, through the facilities of The Depository Trust Company, against payment therefor on or about             , 2011.

FBR CAPITAL MARKETS & CO.

The date of this prospectus is                     , 2011

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of that date. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless we state otherwise or the context otherwise requires, references in this prospectus to “HomeStreet” “we,” “our,” “us” and the “Company” refer to HomeStreet, Inc., a Washington corporation, HomeStreet Bank (“Bank”), HomeStreet Capital Corporation (“HomeStreet Capital”) and HomeStreet Inc.’s other direct and indirect subsidiaries.

i

SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not intended to be complete and does not contain all the information you should consider before investing in our common stock. We encourage you to read carefully this entire prospectus, including the section entitled “Risk Factors” and our financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock.

Our Company

We are a 90-year-old diversified financial services company headquartered in Seattle, Washington, that has grown from a small mortgage bank to a full-service community bank serving consumers and businesses in the Pacific Northwest and Hawaii. In 1986 we established the Bank to fund our lending activities and to offer a broader range of products and services. Our banking strategy has allowed us to expand our lending activities while building stable core deposits and a more diversified core customer base that offers better cross-selling opportunities. The Bank has the oldest continuous relationship of all Fannie Mae seller servicers in the nation, having been the second company approved by Fannie Mae at its founding in 1938.

Our primary subsidiaries are HomeStreet Bank and HomeStreet Capital Corporation. HomeStreet Bank is a Washington state-chartered savings bank that provides deposit and investment products and cash management services. The Bank also provides loans for single family homes, commercial real estate, construction, land development and commercial businesses. HomeStreet Capital Corporation, a Washington corporation, originates, sells and services multifamily mortgage loans under the Fannie Mae Delegated Underwriting and Servicing™ Program (“DUS”) in conjunction with HomeStreet Bank. We also provide insurance products and services for consumers and businesses as HomeStreet Insurance and loans for single family homes through a joint venture, Windermere Mortgage Services Series LLC (“WMS”). At March 31, 2011, we had total assets of $2.34 billion, net loans held for investment of $1.50 billion, deposits of $2.07 billion, and shareholders’ equity of $51.2 million. At December 31, 2010, we had total assets of $2.49 billion, net loans held for investment of $1.54 billion, deposits of $2.13 billion and shareholders’ equity of $58.8 million.

We have a network of 20 bank branches and nine stand-alone lending centers located in the Puget Sound, Olympia, Vancouver and Spokane regions of Washington, the Portland and Salem regions of Oregon, and the Hawaiian Islands of Oahu, Maui and Hawaii. Our bank branches have average deposits per branch of $106.5 million as of March 31, 2011. WMS provides point-of-sale loan origination services through 44 Windermere Real Estate offices in Washington and Oregon.

We operate four primary lines of business: Community Banking, Single Family Lending, Income Property Lending and Residential Construction Lending.

Community Banking. We provide diversified financial products and services to our consumer and business customers, including deposit products, investment products, insurance products, cash management services and consumer and business loans.

Single Family Lending. We originate, sell and service residential mortgage loans both directly and through our relationship with WMS. We also originate and service loans for our portfolio on a selective basis.

Income Property Lending. We originate commercial real estate loans with a focus on multifamily lending through Fannie Mae’s DUS program. These loans are sold to or securitized by Fannie Mae, and we generally retain the right to service them. We also originate commercial real estate construction, land, bridge and permanent loans for our own portfolio.

Residential Construction Lending. We originate residential construction and land development loans primarily for our own portfolio.

Recent Developments

As the economic downturn began in late 2007 and continued into mid-2009, our business experienced a series of interrelated negative events, the combination of which led to significant operating losses that diminished our capital and weakened our financial condition. During this period, home prices and the volume of home sales decreased significantly along with occupancy and rental rates on commercial real estate. Related declines in the value of residential and commercial real estate, especially residential land and finished lots, significantly impacted the economic viability of many of our borrowers’ construction projects and investments and reduced the value of our collateral.

The impact of the foregoing events on our asset quality, results of operations, financial condition and regulatory capital ratios has been severe. Our classified assets increased from $114.8 million at December 31, 2007 to a peak of $759.7 million at June 30, 2009 and nonperforming assets increased from $35.7 million at December 31, 2007 to their peak of $482.0 million at December 31, 2009. For the years ended December 31, 2010 and December 31, 2009, we recognized net losses of $34.2 million and $110.3 million, respectively. Additionally, despite our efforts to decrease total assets to mitigate the impact of losses on our regulatory capital ratios, our Tier 1 and total risk-based capital ratios fell from 9.0% and 11.2% at December 31, 2007, to 4.5% and 8.5% at December 31, 2009, respectively.

As a result of the deterioration in our asset quality, operating performance and capital adequacy, on May 8, 2009, we entered into an agreement with HomeStreet Bank’s primary banking regulators, the Federal Deposit Insurance Corporation, or FDIC, and the Washington State Department of Financial Institutions, or DFI, pursuant to which we consented to the entry of an Order to Cease & Desist from certain allegedly unsafe and unsound banking practices. On May 18, 2009, we entered into a similar agreement with HomeStreet, Inc.’s primary regulator, the Office of Thrift Supervision, or OTS. We refer to the Order to Cease & Desist with the FDIC and DFI as the Bank Order, the Order to Cease & Desist with the OTS as the Company Order, and to the Bank Order and Company Order collectively as the Orders. Among other things, the Orders directed us to increase our capital to certain specified levels, improve management, reduce classified assets and improve earnings.

Pursuant to the Company Order, the Company has agreed, among other things, to refrain from engaging in all unsafe and unsound practices that have resulted in the Company’s low earnings and inadequate capital. The Company Order does not contain specific minimum capital ratios or asset quality measures.

Pursuant to the Bank Order, the Bank was directed, among other things, to have and maintain a Tier 1 capital ratio that equals or exceeds 10% and a total risk-based capital ratio that equals or exceeds 12% by October 5, 2009, as well as to develop and adopt a plan to reduce the Bank’s exposure to adversely classified assets.

The Bank has not yet satisfied the capital ratios mandated by the Bank Order. This offering is intended to help us satisfy these requirements. As of March 31, 2011, the minimum amount of additional capital necessary to satisfy the capital ratio requirements of the Bank Order was $132.2 million.

While we have implemented a plan for the Bank to reduce loans classified as “substandard” or “doubtful” as of December 31, 2008, to which the FDIC and DFI issued a letter of nonobjection, the Bank did not achieve the target reduction of classified assets to 40.0% of Tier 1 capital plus allowance for loan losses by February 28, 2010, primarily due to lower than projected capital. As of February 28, 2010 that ratio was 91.6%. As of March 31, 2011, our ratio of remaining substandard and doubtful assets was 45.1% of Tier 1 capital plus allowance for loan losses.

The Bank has taken several other actions to comply with the requirements of the Bank Order including:

•

retained a new Chief Executive Officer and other senior management who possess the qualifications, experience and proven ability to manage a bank of comparable size and experience in upgrading a low-quality loan portfolio, raising capital and improving earnings;

•	enhanced the infrastructure for the Bank’s credit administration functions; and

•	implemented revised lending, loan concentration and collection policies and procedures.

Similarly, HomeStreet, Inc., is not in compliance with the Company Order’s requirement to increase capital. But for the exceptions noted above, we believe that we are in compliance in all material respects with the Orders.

We have reviewed with our regulators the parameters of this offering and the proposed accelerated asset resolution plan, or “AARP,” including pro forma capital ratios and asset quality measures. Based on those discussions, we believe the actions taken to date, together with the successful completion of this offering and the subsequent contribution of $150.0 million of the proceeds to the Bank, followed by implementation of the AARP, will satisfy the requirements of the Orders. See “ — Turnaround Plan” and “Business — Turnaround Plan — Recapitalize the Company — Accelerated Asset Resolution Plan.” We expect to continue to incur operating losses in the near term, but if we incur higher than anticipated operating losses or experience further deterioration in asset quality, the proceeds of the offering and the results of the AARP may not be sufficient to satisfy the capital ratio and asset quality requirements of the Orders.

The Orders and material actions taken to date are described in more detail under “Regulation and Supervision — Cease and Desist Orders.”

Management Changes

In light of the then-prevailing economic conditions confronting our organization and to develop and implement a bank turnaround strategy, the boards of directors of the Company and the Bank recruited and retained a new executive management team. Starting in August of 2009, we added the following executives:

Mark K. Mason, Director, Chief Executive Officer and President of HomeStreet, Inc.; Director, Chairman of the Board, Chief Executive Officer and President of HomeStreet Bank. Mr. Mason has over 25 years of experience in credit, lending, operations and finance. A substantial portion of Mr. Mason’s career has been spent resolving or recapitalizing troubled institutions, restructuring operations and upgrading troubled loan portfolios. Since joining the Company in late 2009, Mr. Mason has led the Company’s significant turnaround. Prior to that, Mr. Mason has served as an executive officer, director and consultant to banks and mortgage companies, most significantly as the chairman of the board, chief executive officer and chief lending officer of Fidelity Federal Bank.

David E. Hooston, Executive Vice President and Chief Financial Officer of HomeStreet, Inc. and HomeStreet Bank. Mr. Hooston has over 30 years of experience in the financial services industry. He has extensive experience in turning around troubled institutions, raising public and private capital and negotiating and executing mergers and acquisitions. Mr. Hooston has served as president and chief operating officer, chief financial officer and as a director of banks and bank holding companies including Placer Sierra Bancshares, Belvedere Capital Partners, LLC and ValliCorp Holdings, Inc.

Jay C. Iseman, Executive Vice President and Chief Credit Officer of HomeStreet, Inc. and HomeStreet Bank. Mr. Iseman has 20 years of credit management experience at major national banks in commercial and real estate lending. This includes significant experience in troubled loan workouts, special assets and credit administration.

Prior to joining the Bank, Mr. Iseman served as a senior vice president and senior portfolio manager of commercial special assets with Bank of America.

Godfrey B. Evans, Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary of HomeStreet, Inc. and HomeStreet Bank. Mr. Evans has 29 years of experience in banking and corporate securities law, including significant roles in the recapitalization and restructuring of financial institutions. Mr. Evans is an experienced public company general counsel. Prior to joining the Company, Mr. Evans served as the general counsel, chief administrative officer and corporate secretary to Fidelity Federal Bank and prior to that was a corporate lawyer for Gibson, Dunn & Crutcher, LLP in Los Angeles.

Turnaround Plan

Under the leadership of our new management team, we have implemented a plan to stabilize and turn around the institution. The principal elements of this plan are to improve asset quality, upgrade our credit culture, restructure the balance sheet, improve core earnings, control noninterest expense, maintain satisfactory regulatory relations and recapitalize the Company. Notwithstanding the progress we have made under our turnaround plan, there can be no assurance that we can successfully execute the remaining aspects of our plan with favorable results or within the scheduled timeline.

Improve Asset Quality and Upgrade Credit Culture

We have addressed the risks that contributed to the deterioration in our asset quality and earnings, including reducing and limiting loan concentrations in higher risk loan types and market segments where we have continuing concerns about deterioration in collateral values. Since 2007, we have dramatically curtailed most types of lending in response to deteriorating economic conditions and in order to preserve regulatory capital ratios. We have also implemented or are implementing a number of additional measures aimed at improving our asset quality, including:

•

Aggressively managing troubled loans. Where appropriate, we have restructured loans to improve our position, including negotiated principal reductions and additional collateral, aggressively collected on loans and guaranties, and obtained and enforced writs of attachment on bank accounts and personal property when necessary. Where restructuring has proven impossible or impracticable, we have negotiated deeds in lieu of foreclosure or have foreclosed on real property.

•

Actively marketing and selling other real estate owned (“OREO”). We have actively marketed and sold OREO to end users, such as developers and investors, who make direct and immediate use of such properties. We have generally avoided selling to financial buyers or other intermediaries who typically hold properties for a limited period of time and who do not usually improve or add value to the properties.

•

Restructuring our credit administration and approval infrastructure. We restructured our credit administration infrastructure to create more oversight at the board level and to better manage our loan approval process and credit exposure. We hired a Chief Credit Officer and centralized all credit approval, administration and portfolio monitoring functions under his authority. We also established a special assets department of our credit administration group to manage troubled loans and OREO.

•

Upgrading our underwriting policies and procedures. We revised our lending policies and procedures to reflect more conservative underwriting standards, such as lower loan-to-value ratios, increased cash equity requirements and debt service coverage, lower maximum loan sizes, more restrictive financial covenants, including total debt, leverage and minimum cash flow, minimum net worth, liquidity and experience requirements, lower loan-to-one borrower limits, global financial reviews of borrowers and their credit histories and use of inter-creditor agreements when appropriate.

Balance Sheet Restructuring and Core Earnings Improvement

We are restructuring our balance sheet by increasing loan yields, extending the duration of our investment securities and diversifying our credit risk by reducing the relative size and concentration of our loan portfolio in residential construction and land loans. In addition, because our net interest margin had been negatively affected by variable rate loans originated without interest rate floors, management has instituted interest rate floors upon the renewal, restructuring or origination of new loans. Between September 30, 2009, and March 31, 2011, loans without interest rate floors have decreased by $789.0 million, or 78.2%.

We have also focused on reducing our noncore funding and improving our core deposit base. As the banking system began to stabilize in 2009, we began moving to a more normalized liquidity management and investment strategy, reducing noncore deposits and wholesale funding while retaining and increasing core deposit balances and customers. Between September 30, 2009 and March 31, 2011, advances from the Federal Home Loan Bank of Seattle, or FHLB, and brokered deposits have decreased from $1.01 billion to $175.9 million. This funding has been generally replaced with retail deposits or retired with proceeds from the sales of investment securities. The composition of our deposit portfolio continues to improve. We have initiated marketing strategies to attract and retain relationship-based customers and eliminate rate-sensitive time deposit customers, which has the dual effect of creating a more stable funding base representative of a relationship-based institution and helping us return to a more normalized liquidity profile. Between September 30, 2009, and March 31, 2011, core deposits consisting of checking, savings and certificates of deposits with balances less than $250,000 have increased from 72.0% of total deposits to 83.8% of total deposits.

Improving our deposit mix and increasing loan yields have significantly improved our net interest margin. Our net interest margin has increased from 0.85% for the quarter ended September 30, 2009 to 2.17% for the quarter ended March 31, 2011.

Controlling Noninterest Expense

We have experienced, and we expect in the near term to continue to experience, higher than normal noninterest expense associated with loan resolution activities, dispositions of OREO, increased deposit insurance costs and efforts associated with compliance with the Orders. However, during this time we have reduced other core banking compensation and general and administrative expenses by streamlining operations and reducing unnecessary staff, freezing salaries, temporarily suspending our 401(k) match and reducing travel and entertainment budgets. Going forward, we plan to manage future changes in all noninterest expense categories based on changes in revenue growth, reductions in problem assets and removal of the Orders. Upon satisfaction and removal of the Orders, we anticipate lower regulatory-related expenses, deposit insurance assessments, professional fees, and time devoted by management and staff to the compliance with the Orders.

Maintain Satisfactory Regulatory Relations

Maintaining the confidence of our regulators is an integral part of our turnaround plan. Beginning in the fourth quarter of 2009, management initiated monthly conference calls with our regulators to present and discuss progress on management changes, problem asset reduction, capital adequacy, interest rate risk, liquidity maintenance, funding restructuring and earnings. These meetings have produced transparency in our relationship with our regulators and have facilitated current reporting of the status of management’s turnaround plan.

Recapitalize the Company

Upon the successful completion of this offering and after contributing $         million of the net proceeds of this offering to the Bank, we believe that we will have the capital necessary to meet the requirements of the Orders, address our remaining asset quality issues, and be positioned to take advantage of what we believe are substantial business opportunities in our target markets. The Bank is required by the Bank Order to maintain a

Tier 1 capital ratio of at least 10% and a risk-based capital ratio of at least 12%. Our pro forma capital ratios will be in excess of the minimum levels to be considered “well capitalized” by our regulators. The table below presents the Bank’s Tier 1 leverage and total risk-based capital ratios, as of March 31, 2011, both actual and on a pro forma basis giving effect to the anticipated contribution to the Bank of $150.0 million from the proceeds of this offering, as well as the Company’s consolidated pro forma capital ratios reflecting the condition of both the Bank and the Company after giving effect to such events, but without giving effect to the accelerated asset resolution plan described below. It also compares our ratios to the median ratios of peer banks in the Pacific Northwest with assets greater than or equal to $1.0 billion.

	Bank Actual	Pro Forma Bank(1)	Peer Median	Well Capitalized
Tier 1 Leverage Capital Ratio	4.5%	10.7%	11.0%	5.0%
Total Risk-Based Capital Ratio	8.3%	19.5%	18.3%	10.0%

(1)	Reflects an anticipated contribution to the Bank of $150.0 million from the proceeds of this offering. Actual contribution will be based upon management’s assessment of the amounts needed to comply with the capital adequacy provisions of the Bank Order.

Third Party Loan Review. In preparation for this offering, and to provide an independent assessment of the adequacy of our allowance for loan losses, confirm the accuracy and timeliness of our asset classifications, and assess the accuracy of management’s carrying values of our loan portfolio and other real estate owned, or “OREO,” we retained Unicon Financial Services, Inc., an independent third-party loan review consultant. As of March 31, 2011, and without giving effect to the AARP, Unicon reviewed a sample of our loan portfolio with a particular focus on our largest and highest-risk loans. Unicon reviewed approximately 81% of our commercial and commercial real estate loans, as well as 86% of our OREO, including 100% of “pass” graded loans in excess of $2.5 million and 100% of adversely classified loans in excess of $1.0 million. Additionally, Unicon performed a macroanalysis of our single family loan and home equity loan portfolios. Based upon this review, Unicon reported that management’s allowance for loan losses as of March 31, 2011 was adequate; that our current risk rating system was reasonable and accurately reflects the significant risks associated with individual credits; and that the collateral values used in estimating the carrying values of our loans and OREO were materially correct.

Accelerated Asset Resolution Plan. An important component of our turnaround plan is an accelerated reduction of credit and market risk in our loan and OREO portfolios. By accelerating the resolution of problem assets, we believe that we can more quickly return to normalized profitability and provide greater certainty as to the cost and timing of resolving problem assets. Additionally, the accelerated asset resolution plan, which we refer to as the “AARP,” is intended to reduce management resources devoted to problem asset resolution, allow management to focus on executing our business plan, and accelerate reductions of direct and indirect costs of credit administration, problem asset management and regulatory compliance. These objectives are consistent with the requirements contained in the Orders, which require that the Bank reduce its risk exposure in adversely classified assets.

Contingent upon the successful completion of this offering, we expect to adopt the AARP to resolve a pool of problem assets that will be selected upon adoption of the AARP, which we refer to collectively as the “AARP Pool,” through a range of alternative methods and strategies for collection, default management and asset disposition. The AARP reflects acceleration in estimated timing of resolution of assets within the AARP Pool, resulting from a change in recovery methods from those which would be anticipated in the ordinary course of business. These methods may include restructuring loan terms, forgiving principal and/or interest, selling individual loans or loan pools, permitting short sales, negotiating compromises of guaranties and deeds in lieu of foreclosure, and selling OREO at discounts to fair value. These methods are outside of our normal collection, default management and asset resolution process and by their nature will expedite the resolution of the AARP Pool of assets and increase the losses we would otherwise incur to resolve these assets. We plan to resolve all AARP assets in a 90- to 180-day period after completion of this offering.

To identify problem assets that might be included in the AARP Pool, we considered all classified assets as of March 31, 2011, and selected individual assets that we believe will not qualify for upgrading to an unimpaired, non-classified status in the near term. We also included all OREO except those properties subject to sales agreements that we believe will close at agreed upon prices, and except for foreclosed single family homes, which we excluded because we have historically sold these OREO properties at market prices in a relatively short period of time after foreclosure and control of the properties.

Contingent upon the successful completion of this offering, and as a consequence of adoption of the AARP, we expect to record loan and OREO portfolio valuation charges totaling $                 million, of which $                 million would be recorded as additional loan loss provisions and $                 million would be recorded as OREO valuation losses and which would address a pool of assets valued at                  million as of March 31, 2011.

AARP Pool loan valuation charges and existing asset specific reserves would represent                 % of the net carrying value of those loans as of March 31, 2011. AARP Pool OREO charges represent                 % of the net carrying value of OREO as of that date. These valuation charges are intended to represent our estimated additional losses that we would expect to recognize as a consequence of adopting and executing the AARP and reflect amounts that we believe would be realized by us in selling a otherwise resolving these loans as of March 31, 2011. Our estimates of losses under the AARP do not impact our current carrying values because the AARP loss estimates are based on valuation methodologies that assume significant concessions which would not be granted unless and until the AARP is adopted.

The actual AARP Pool, and losses to be recognized to resolve these assets, will differ from our estimates. The final pool of assets and the actual charges recognized will depend on many factors including the final size of the AARP Pool at the date of adoption of the AARP. Assets identified for inclusion in the AARP Pool may change prior to adoption of the AARP, as we will continue to resolve problem assets in the ordinary course of business, and some AARP Pool assets will be resolved prior to adoption of the AARP. Additionally, in the ordinary course of resolving problem assets, we may incur some of the losses that we expect to recognize upon adoption of the AARP.

In estimating the recovery values of AARP Pool loans, we excluded any potential recoveries or contributions from loan guarantors. As such, the resulting valuations are recovery estimates based on the real estate collateral only. We also did not include the tax benefit we believe will result from the implementation of the AARP. We currently estimate that the operating losses that will be triggered by implementing the AARP will generate tax benefits of approximately $                 million, the ultimate realizable value of which will depend, among other things, on our ability to generate future taxable income against which such losses may be offset.

We cannot offer assurances that the AARP valuation charges will be sufficient to absorb the losses that actually will be realized as a consequence of executing the AARP or that additional loan or OREO loss provisions will not be required on the AARP Pool assets in the future.

The pro forma impacts of the AARP on certain HomeStreet Bank financial metrics are reflected in the table below, including actual results as of March 31, 2011, and on a pro forma basis giving effect to the completion of this offering and the adoption of the AARP, as well as on a pro forma basis giving effect to the completion of this offering and the completion of the AARP, in each case assuming the completion of such events as of March 31, 2011:

Asset Quality Measures

	HomeStreet Bank March 31, 2011	Pro forma upon Completion of the Offering and Adoption of AARP		Pro forma Post Closing of the Offering and Completion of AARP
Classified Assets/Total Assets	12.8%		%		%
Classified Assets/Tier 1 Capital Plus Allowance for Loan Losses	175.9%		%		%
Nonperforming Assets/Total Assets	9.6%		%		%
Nonperforming Assets/Tier 1 Capital Plus Allowance for Loan Losses	131.3%		%		%
Allowance for Loan Losses/Nonperforming Loans	50.1%		%		%

Classified Assets	$298,741	$		$
Nonperforming Assets	222,981
Total Assets	2,324,831
Tier 1 Capital	107,664
Allowance for Loan Losses	$62,156	$		$

Selected Turnaround Plan Results

As illustrated below, we believe that as a direct result of the effective execution of certain elements of our turnaround plan, described above, we have made significant progress to date toward reducing our credit risk and improving our financial condition and results of operations. We believe part of this success is demonstrated by our results of operations, which have improved from a net loss of $110.3 million in 2009 to a net loss of $14.4 million in the three months ended December 31, 2010 and a net loss of $34.2 million in 2010. For the three months ended March 31, 2011 we incurred a net loss of $7.4 million as compared to a net loss of $5.1 million in the three months ended March 31, 2010.

The following selected turnaround results reflect improvements since September 30, 2009, which coincides with the commencement of our turnaround plan.

	Three Months Ended
	$ Thousands
	31-Mar-11	31-Dec-10	30-Sep-09
Total Construction Loans	$271,676	$285,131	$733,394
Provision for Loan Losses	—	8,200	35,555
Classified Assets	298,741	363,947	737,925
Nonperforming Loans	124,118	113,210	388,663
OREO	98,863	170,455	63,321
Nonperforming Assets	222,981	283,665	451,984
Total Delinquencies and Nonaccruing Loans	188,013	178,286	495,168
Total Assets	2,342,639	2,485,697	3,224,464

Nonperforming Assets/Total Assets	9.5%	11.4%	14.0%
Nonperforming Loans/Loans	7.94%	7.06%	17.7%
Total Delinquencies and Nonaccruing Loans/Loans	12.0%	11.1%	22.6%

	Three Months Ended
	$ Thousands
	31-Mar-11	31-Dec-10	30-Sep-09
Net Interest Margin	2.17%	2.34%	0.85%
Operating Efficiency Ratio*	83.31%	69.51%	116.01%

*	We include an operating efficiency ratio which is not calculated based on accounting principles generally accepted in the United States (“GAAP”), but which we believe provides important information regarding our result of operations. Our calculation of the operating efficiency ratio is computed by dividing noninterest expense less costs related to OREO (gains (losses) on sales, valuation allowance adjustments, and maintenance and taxes) by total revenue (net interest income and noninterest income). Management uses this non-GAAP measurement as part of its assessment of performance in managing noninterest expense. We believe that costs related to OREO are more appropriately considered as credit-related costs rather than as an indication of the operating efficiency of the Company. The following table provides a reconciliation of non-GAAP to GAAP measurement.

	Three Months Ended
	31-Mar-11	31-Dec-10	30-Sep-09
Efficiency ratio	128.42%	111.77%	123.66%
Less impact of OREO expenses	45.11%	42.26%	7.65%

Operating efficiency ratio	83.31%	69.51%	116.01%

Our Growth Strategy

Our growth strategy is comprised of the following:

Integrated Consumer and Business Financial Services Delivery Strategy

Our community banking strategy involves the development of an integrated consumer and business financial services delivery platform. We seek to meet our customers’ financial services needs by providing consumer and business banking products, investment advice and products, and insurance products through our bank branches and our dedicated investment advisors, insurance agents and business banking officers. We have historically offered a limited line of investment, cash management and insurance products; however, we are currently in the process of significantly enhancing and expanding our products and services by:

•

expanding our investment product offerings through a third-party broker dealer, building a staff of dedicated investment advisors and sales representatives and licensing additional qualified branch personnel for annuity sales;

•	enhancing our business cash management service offerings and building a team of business cash management sales and support personnel; and

•	expanding our insurance product offerings and further integrating sales of these products into our consumer and business financial advisory activities.

Expand Core Deposit Base

We plan to grow our consumer core deposit base through limited media advertising, effective deposit product design, account cash incentives, cash referral bonuses and relationship incentives. To attract new business customers, we offer money market and business savings accounts as well as a competitive array of cash management products and services.

Our growth strategy will be limited by our regulatory status, which generally would preclude us from obtaining the required consent from the FDIC and the DFI in order to open new bank branches. However, once the Orders are lifted, we intend to expand our bank branch network to support core deposit growth, expand our consumer and business financial services customer base and increase access to our services and products for our current customers. We may also open additional stand-alone loan production offices to support growth in our single family lending and income property lending businesses.

Business Banking Growth

During our turnaround, we have focused on retaining our existing customers and developing new deposit-oriented customer relationships. As the economy improves, we believe we will be well positioned to attract new middle-market business customers requiring commercial business and owner-occupied real estate loans. The number of competitors for middle-market business customers has decreased since the economic downturn as a result of bank failures and market consolidation. In recent years, national banks have focused on larger customers in order to achieve economies of scale in lending and depository relationships and have also consolidated business banking operations and support and reduced service levels in the Pacific Northwest. Additionally, high levels of problem loans at many local banks combined with low levels of capital have significantly impaired competitors’ capacity to make new loans.

New loan demand is generally weak because of the economic downturn and has resulted in increased competition for good customers in spite of industry consolidation. However, as the economy improves and new loan demand increases, we believe our community banking focus will distinguish us from our competitors because we are able to offer quicker, local decision making and to provide customers with direct access to our senior managers. At the same time, our larger capital base and broader offering of products and services will enable us to compete effectively against smaller banks. As a result, we believe we have a substantial opportunity to attract additional borrowers and depositors and expand our presence and market share, especially in the high-growth Puget Sound area.

Single Family Mortgage Origination and Servicing Portfolio Growth

During the real estate boom of 2004 through 2007, we maintained our historical focus on originating conforming conventional and FHA and VA loans for sale in the secondary market while supplementing those products with some portfolio lending. Our adherence to traditional credit standards limited our loan originations during the peak of the expansion of the subprime and option adjustable rate mortgage lending boom, and we lost market share to competitors during this time. However, our conventional conforming mortgage banking expertise positioned us to expand our originations when market conditions changed as a result of the tightening of lending standards and the market’s reliance on government sponsored entities and agencies for secondary market liquidity. As a result, we have grown our single family origination and servicing business substantially since 2007. We originated $1.43 billion, $1.53 billion, $1.45 billion and $1.57 billion in home loans in 2004, 2005, 2006 and 2007, respectively, followed by $1.74 billion, $2.73 billion and $2.07 billion in 2008, 2009 and 2010, respectively. Because we retain servicing rights on substantially all of the single family residential mortgages that we sell into the secondary markets, our portfolio of single family loans serviced for others has grown significantly during this period and stood at $6.34 billion at December 31, 2010.

We intend to grow our market share and continue to focus on conventional conforming single family mortgage banking and use portfolio lending to complement, but not replace, secondary market lending, particularly for well qualified borrowers with loan sizes greater than the conventional conforming limits. In addition, we plan to open a correspondent lending channel and to increase our Internet-based lending.

Multifamily Mortgage Banking Growth

As market conditions improve we plan to grow our multifamily mortgage banking business, particularly through our status as an approved Fannie Mae Delegated Underwriting and Servicing, or “DUS,”™ lender. We expect to expand beyond our current markets by forming strategic alliances with producers and underwriters in the Western Region of the United States.

We intend to expand our multifamily residential mortgage lending business by targeting strong apartment markets and experienced borrowers with whom we have had prior working relationships. We expect to continue to benefit from being one of approximately 25 companies nationally that is an approved Fannie Mae DUS lender. The Fannie Mae DUS program has become a key multifamily funding source nationally due to the turmoil in the financial services industry and the resulting loss of other financing sources. We have historically supported our DUS program by providing short-term bridge loans to experienced borrowers who purchase apartment buildings for renovation, which we would then seek to replace with permanent takeout financing through the Fannie Mae DUS program upon completion of the renovations. As market conditions warrant, we will also originate for our portfolio permanent loans and construction loans.

Strategic Acquisitions

The economic downturn and related banking crisis have led to increased regulatory and compliance burdens, management fatigue and limited access to capital. As a result, we anticipate there will be opportunities to acquire smaller institutions in the Pacific Northwest that would enhance our franchise and complement our branch network. Following this recapitalization, we may consider such strategic opportunities to acquire other institutions or branches. We may need to raise more equity or additional capital to implement this strategy.

Competitive Strengths

The Bank has a number of competitive strengths and advantages that position the institution for continued growth.

Established and Well-respected Seattle-based Franchise

We have developed a footprint in the Pacific Northwest, including the highly attractive Puget Sound region in Washington and the greater Portland region in Oregon, as well as selected markets in Hawaii. Through our 90-year history, we have developed a highly skilled and dedicated workforce who understand our business and have long-standing relationships with our customers. Furthermore, we have a strong tradition of involvement in our communities, and promote management participation in charitable, civic and social organizations that we believe enhance the visibility and reputation of the HomeStreet brand in our target markets. We are a leading single family mortgage originator in the markets we serve. For example, according to MortgageDataWeb, www.mortgagedataweb.com, in the Seattle area we had market share rankings of #8 and #6 among originators of conventional and government-sponsored loan programs, respectively, in 2010.

Experienced and Talented Management Team

We have assembled an executive management team that possesses significant depth of knowledge and expertise in bank turnaround situations and in operating and growing community banks. Additionally, the Bank has significant depth and experience in its senior management ranks. The five senior managers in our lending units average 33 years of industry experience and average 25 years with the Bank. In our mortgage banking units, each of the managers has built strong working relationships with our investor partners, particularly Fannie Mae. Three managers currently serve on four of Fannie Mae’s primary advisory boards and councils. Our Retail Banking Director has 32 years of industry experience, including 26 years with the Bank. Our Chief Credit Officer, Risk & Regulatory Oversight Director and Treasurer have an average of 24 years of industry experience and 11 years on average with the Bank.

Disciplined Underwriting and Credit Culture

Since 2008, we have made significant modifications to our credit policies and procedures designed to foster disciplined underwriting practices and create a strong credit culture. Our CEO has significant credit management experience, and we have bolstered our credit and underwriting expertise at the board and management levels. We have restructured our credit administration infrastructure to create more oversight at the board level and better manage our loan approval process and credit exposure and have centralized all credit approval, administration and portfolio monitoring functions under the authority of our Chief Credit Officer. We have also revised our lending policies and procedures to reflect more conservative underwriting standards, such as lower loan-to-value ratios and increased cash equity and debt service coverage requirements.

Significant Sources of Noninterest Income

Our noninterest income is substantially higher than traditional banks.

•

Highly Profitable Single Family Mortgage Origination and Servicing Business. Throughout the economic downturn, our mortgage origination and servicing business has provided us with a continuing source of profitability and internal capital generation. In 2009, we generated higher relative retail origination revenue per loan (338 basis points) compared to a peer group of regional banks and exceeded the average for independent and large lenders participating in a study conducted by MBA/STRATMOR. Additionally, the study also shows our retail net origination income per loan (161 basis points) was the highest among our peer group and significantly exceeded the average for all independent and large lenders. Our mortgage banking expertise has positioned us well to take advantage of current market conditions. HomeStreet has been primarily a conventional conforming loan originator, making mortgage loans conforming to Fannie Mae, Freddie Mac, and FHA and VA guidelines, supplemented by a small menu of portfolio products. As noted earlier, the Bank has the oldest continuous relationship of all Fannie Mae seller-servicers in the nation. We have been an FHA-approved lender continuously since 1937 and a VA approved lender continuously since that program was founded in 1944. We possess the product expertise and servicing infrastructure to originate and service government guaranteed loans and specialized products such as 203(k) rehabilitation loans and Department of Hawaiian Home Lands loans that require specific product knowledge and servicing expertise. The Bank derives significant competitive benefits from the scale and longevity of WMS, its joint venture with Windermere Real Estate (“Windermere”), the largest real estate brokerage company in the Pacific Northwest by sales volume. A primary benefit is the diversification of loan origination capabilities through mortgage consultants located in Windermere real estate offices, who can reach potential purchase customers and referral sources early in the home-buying process. We also benefit from increased loan production, which improves the efficiency and profitability of our mortgage origination infrastructure and helps us achieve better pricing and terms with Fannie Mae, Freddie Mac and other correspondent lenders. Windermere’s focus on the purchase market adds significantly to volume, loan quality and profits during strong purchase markets.

•

Multifamily Mortgage Origination and Servicing Expertise. Our HomeStreet Capital subsidiary was one of the first DUS lenders approved by Fannie Mae and we remain one of only 25 approved lenders nationally. We are the only approved lender headquartered in the Pacific Northwest.

•

Growth Opportunity in Fee-Generating Banking Services. We are currently expanding our cash management, investment and insurance product and service offerings. We believe our integrated approach to the delivery of these products and services will enhance customers’ sales experience and enable growth in our customer base and fee revenues.

Compliance Culture

Historically, we have emphasized compliance in all of our activities. In addition to general banking regulations, our single family lending and loan servicing businesses and our investment advisory and product sales businesses are subject to complex regulations. In particular, our single family mortgage and multifamily origination and servicing businesses are highly dependent upon successful compliance with underwriting and servicing guidelines of Fannie Mae, Freddie Mac and Ginnie Mae as well as a myriad of federal and state consumer compliance regulations. Additionally, our significant volume of lending to low- and moderate-income areas and direct community investment contribute to our uninterrupted record of “outstanding” CRA ratings since the inception of the Bank in 1986. The financial services industry generally, and the single family mortgage banking industry in particular, is experiencing consolidation caused, in part, by the ever-increasing operational and cost burden of compliance. We believe our ability to maintain our historically strong regulatory compliance culture and our track record of compliance with regulations and guidelines are significant competitive advantages.

Our Structure

HomeStreet, Inc. was established in 1921 as Continental Mortgage and Loan Company, initially offering financing for commercial real estate and home mortgages. Continental Savings Bank was established in 1986 and changed its name to HomeStreet Bank in 2000. Our activities are conducted through the following consolidated subsidiaries:

•

HomeStreet, Inc. operates a personal lines insurance agency offering home, auto, life, umbrella, boat, motorcycle, recreational vehicle, earthquake, difference in conditions and notary bond insurance products. It is licensed to do business in Washington and Oregon under the name “HomeStreet Insurance” and is licensed to do business in Hawaii for life insurance only.

•	HomeStreet Bank, a regional state-chartered savings bank headquartered in Seattle, Washington.
•

We hold common securities in four statutory business trusts, which have, in turn, issued trust preferred securities. We have previously commenced tender offers for all of the outstanding trust preferred securities issued by these trusts; however, we recently terminated those tender offers. See “Dividend Policy” below for a further description of the trust preferred securities.

•	HomeStreet Capital Corporation has been selling and servicing multifamily residential loans made through the Fannie Mae DUS program since 2000.
•	Union Street Holdings LLC, a Washington limited liability company holds title to, markets and disposes of real estate acquired through foreclosure.
•	HomeStreet Reinsurance, Ltd. was established in 2000 as a limited-purpose reinsurance company. It is incorporated in the Turks and Caicos Islands and reinsures private mortgage insurance solely with respect to mortgage loans originated by the Bank. We discontinued all new reinsurance business at the end of 2008 and we are monitoring market conditions to determine if and when we will begin writing new reinsurance risk.

•

Continental Escrow Company provides reconveyance services solely for the Bank in connection with deeds of trust on one-to-four family residential loans, or single family residential loans, originated by the Bank.

•

HomeStreet/WMS, Inc. holds a joint venture interest in Windermere Mortgage Services Series LLC, or WMS. The remaining equity interest in WMS is held by certain franchisees of Windermere Real Estate Services Company, the largest real estate brokerage company in the Pacific Northwest by sales volume. Through WMS, we provide point-of-sale loan origination services in 44 Windermere Real Estate offices in Washington and Oregon.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 19 of this prospectus as well as other information included in this prospectus, including our financial statements and the notes thereto, before making an investment decision.

Corporate Information

Our principal executive offices are located at 601 Union Street, Suite 2000, Seattle, WA 98101. Our telephone number is (206) 623-3050. Our Internet address is www.homestreet.com. The information on our website does not constitute a part of this prospectus.

The Offering

Common stock offered	shares of our common stock(1)

Common stock to be outstanding after this offering	shares of our common stock(2)

Price per share of our common stock	$

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $ , assuming no exercise of the over-allotment option and after deducting the underwriters’ discounts and commission and estimated offering expenses payable by us. We intend to contribute approximately $150.0 million of the net proceeds of this offering to the Bank for regulatory capital requirements, loss provision and OREO valuation expenses associated with the AARP, balance sheet growth, expanding operations through new branch offices and the Bank’s general corporate purposes, and to use the remainder for the Company’s general corporate purposes. Readers should note that the actual contribution to the Bank of proceeds from this offering will be an amount management determines to be adequate to bring the Bank into compliance with the capital adequacy provisions of the Bank Order (see “Regulation and Supervision – Cease and Desist Orders – Bank Order”), but that the amount contributed will take into account, among other things, changes in average assets and variations in the Bank’s net income that affect our actual regulatory capital ratios between March 31, 2011 and the completion of this offering. See “Use of Proceeds.”

Dividends	We do not intend to pay cash dividends on our common stock in the near future and the Orders prohibit the payment of dividends. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our earnings, financial condition, results of operations, capital requirements, regulatory restrictions, contractual restriction and other factors that our board of directors may deem relevant. Any dividends paid by us would be subject to various federal and state regulatory limitations as well as the ability of the Bank to pay dividends to us. See “Dividend Policy.”

Ownership Restrictions	The acquisition of 10.0% or more of the voting stock of a savings association or its holding company may, under certain circumstances, constitute the acquisition of control under OTS guidelines. An investor wishing to acquire and hold more than 10.0% of our common stock after this offering may be required to file a change of control application with the OTS that would need to be approved before such investor could acquire more than 10.0% of our common stock. See “Description of Capital Stock.”

Proposed Nasdaq symbol	We have applied for listing of our common stock on the Nasdaq Global Market under the symbol “HMST.”

Risk Factors	Investment in our common stock involves risk. See “Risk Factors” beginning on page 19 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding whether to invest in shares of our common stock.

(1)	Assumes the underwriter’s option to purchase up to an additional shares of our common stock to cover over-allotments is not exercised.

(2)	The number of shares of our common stock to be outstanding after this offering excludes (a) a number of shares equal to 10.0% of the number of our issued and outstanding shares of common stock following the closing of this offering on a fully diluted basis, which shares will be issuable upon exercise of options not yet granted under our 2010 equity incentive plan, and (b) 105,000 shares of our common stock issuable to our non-employee directors under a director equity compensation plan to be implemented following the closing of this offering.

NON-GAAP FINANCIAL MEASURES

In this prospectus, we sometimes use certain non-GAAP financial measures as a supplemental measure of our performance that is not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). Examples of non-GAAP measures used in this prospectus include certain profitability, such as operating segment results and interest income on a taxable-equivalent basis, and performance metrics, such as the operating efficiency ratio.

These are not a measurement of our financial performance or condition under GAAP and should not be considered in isolation or as an alternative to net income or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Summary Selected Historical Consolidated Financial and Other Data

The following table sets forth selected historical consolidated financial and other data for us at the dates and for each of the periods ended as described below. The selected historical consolidated financial data as and for the three month periods ended March 31, 2011 and 2010 have been derived from our unaudited consolidated financial statements and related notes included in this prospectus. The selected historical consolidated financial data as of December 31, 2010 and 2009 and for each of the years ended December 31, 2010, 2009 and 2008 have been derived from, and should be read together with, our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2008, 2007 and 2006 for each of the years ended December 31, 2007 and 2006 have been derived from our audited consolidated financial statements for those years, which are not included in this prospectus.

You should read the summary selected historical consolidated financial and other data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto, which are included elsewhere in this prospectus. We have prepared our unaudited information on the same basis as our audited consolidated financial statements and have included the adjustments that we consider necessary for a fair presentation of the financial information set forth in that information.

Our historical consolidated financial results may not be indicative of our future performance.

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,

	2011	2010	2010	2009	2008	2007	2006
(in thousands, except share data)
Income Statement (for the period ended):
Net interest income	$11,590	$7,115	$39,034	$31,502	$75,885	$90,037	$86,779
Provision for loan losses	-	7,000	37,300	153,515	34,411	10,955	6,471
Noninterest income	14,465	15,734	96,931	59,230	40,346	23,298	19,313
Noninterest expense	33,461	20,940	132,215	94,448	70,189	71,253	68,131

Net (loss) income before taxes	(7,406)	(5,091)	(33,550)	(157,231)	11,631	31,127	31,490
Income taxes	43	-	697	(46,955)	3,202	10,663	10,173

Net (loss) income	$(7,449)	$(5,091)	$(34,247)	$(110,276)	$8,429	$20,464	$21,317

Basic earnings per common share	$(2.21)	$(1.51)	$(10.14)	$(32.65)	$2.50	$6.06	$6.30
Diluted earnings per common share	$(2.21)	$(1.51)	$(10.14)	$(32.65)	$2.50	$6.04	$6.24
Shareholders’ equity per share	$15.16	$28.53	$17.41	$27.21	$61.03	$58.80	$53.36
Dividends per share	$-	$-	$-	$-	$0.90	$0.90	$0.85
Financial position (at period end):
Cash and cash equivalents	$170,795	$220,468	$72,639	$217,103	$270,577	$43,635	$53,972
Investment securities available for sale	304,404	643,324	313,513	657,840	56,337	111,621	115,327
Loans held for sale	82,803	53,280	212,602	57,046	48,636	77,969	67,914
Loans held for investment, net	1,500,550	1,907,489	1,538,521	1,964,994	2,425,887	2,428,214	2,067,247
Mortgage servicing rights (1)	95,952	83,402	87,232	78,372	57,699	53,422	50,270
Other real estate owned	98,863	123,411	170,455	107,782	20,905	1,974	1
Total assets	2,342,639	3,169,749	2,485,697	3,209,536	2,958,911	2,793,935	2,428,054
Deposits	2,066,842	2,293,093	2,129,742	2,332,333	1,911,311	1,717,681	1,536,768
FHLB advances	114,544	674,715	165,869	677,840	705,764	746,386	575,063
Shareholders’ equity	51,214	96,365	58,789	91,896	206,103	198,052	180,322
Financial position (averages):
Investment securities available for sale	141,309	201,937	457,930	372,320	119,720	113,333	133,424
Loans held for investment	1,589,182	2,046,590	1,868,039	2,307,215	2,519,811	2,239,639	1,901,996
Total interest earning assets	2,145,093	2,956,932	2,642,693	3,056,755	2,762,723	2,435,145	2,103,862
Total interest bearing deposits	1,889,742	2,106,716	2,071,237	2,012,971	1,557,533	1,452,742	1,255,402
FHLB advances	159,829	375,791	382,083	685,715	734,989	617,225	520,881
Total interest bearing liabilities	$2,114,062	$2,849,547	$2,522,767	$2,776,163	$2,485,786	$2,170,807	$1,863,969
Shareholders’ equity	$58,130	$94,798	$90,732	$150,866	$199,058	$190,590	$169,977
Financial performance:
Return on average common shareholder
equity (2)	(51.26)%	(18.76)%	(38.00)%	(68.90)%	4.23%	10.74%	12.54%
Return on average assets	(1.25)%	(0.56)%	(1.19)%	(3.47)%	0.29%	0.79%	0.96%
Net interest margin (3)	2.17%	0.96%	1.49%	1.04%	2.78%	3.68%	4.16%
Efficiency ratio (4)	128,42%	91.65%	97.24%	104.10%	60.39%	62.87%	64.22%
Operating efficiency ratio (5)	83.31%	58.60%	73.56%	92.55%	59.06%	62.82%	64.17%
Credit quality:
Allowance for loan losses	$62,156	$104,724	$64,177	$109,472	$58,587	$38,804	$27,834
Allowance for loan losses/Total loans	3.98%	5.20%	4.00%	5.28%	2.36%	1.57%	1.33%
Allowance for loan losses/Nonperforming loans	50.08%	32.03%	56.69%	29.25%	77.72%	114.95%	2181.35%
Total classified assets	$298,742	$525,792	$363,947	$570,013	$376,424	$114,797	$34,418
Classified assets/total assets	12.75%	16.59%	14.64%	17.76%	12.72%	4.11%	1.42%
Total nonaccrual loans (6)	$124,118	$327,007	$113,210	$374,218	$75,386	$33,757	$1,276
Nonaccrual loans/Total loans	7.94%	16.25%	7.06%	18.04%	3.03%	1.37%	0.06%
Total nonperforming assets	$222,981	$450,417	$283,665	$482,000	$96,289	$35,731	$1,277
Nonperforming assets/total assets	9.52%	14.21%	11.41%	15.02%	3.25%	1.28%	0.05%
Net charge-offs	$2,100	$11,748	$83,156	$101,680	$14,628	$(15)	$117
Regulatory capital ratios for the bank:
Tier 1 capital to total assets (leverage)	4.50%	4.60%	4.50%	4.50%	8.70%	9.00%	9.90%
Tier 1 risk-based capital	7.00%	7.30%	6.90%	7.20%	10.50%	9.90%	11.00%
Total risk-based capital	8.30%	8.60%	8.20%	8.50%	11.80%	11.20%	12.30%
SUPPLEMENTAL DATA:
Loans serviced for others:
Single family	$6,521,284	$5,911,904	$6,343,158	$5,820,946	$4,695,804	$3,775,362	$3,389,050
Multifamily	784,445	798,907	776,671	810,910	822,512	715,946	729,715
Other	58,150	69,392	58,765	69,839	74,230	77,329	53,682

Total loans serviced for others	$7,363,879	$6,780,203	$7,178,594	$6,701,695	$5,592,546	$4,568,637	$4,172,447

Loan origination activity:
Single family	$276,894	$335,317	$2,069,144	$2,727,457	$1,735,897	$1,568,834	$1,445,218
Other	11,276	27,114	120,058	124,433	817,438	1,332,147	1,650,072

Total loan origination activity	$288,170	$362,431	$2,189,202	$2,851,890	$2,553,335	$2,900,981	$3,095,290

(1)	On January 1, 2010, we elected to carry mortgage servicing rights related to single family loans at fair value, and elected to carry single family mortgage loans held for sale using the fair value option.

(2)	Net earnings (loss) available to common shareholders divided by average common shareholders’ equity.

(3)	Net interest income divided by total average earning assets on a tax equivalent basis.

(4)	The efficiency ratio is noninterest expense divided by total revenue (net interest income and noninterest income).

(5)	We include an operating efficiency ratio which is not calculated based on accounting principles generally accepted in the United States (“GAAP”), but which we believe provides important information regarding our result of operations. Our calculation of the operating efficiency ratio is computed by dividing noninterest expense less costs related to OREO (gains (losses) on sales, valuation allowance adjustments, and maintenance and taxes) by total revenue (net interest income and noninterest income). Management uses this non-GAAP measurement as part of its assessment of performance in managing noninterest expense. We believe that costs related to OREO are more appropriately considered as credit-related costs rather than as an indication of our operating efficiency. The following table provides a reconciliation of non-GAAP to GAAP measurement.

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Efficiency ratio	128.42%	91.65%	97.24%	104.10%	60.39%	62.87%	64.22%
Less impact of OREO expenses	45.11%	33.04%	23.68%	11.55%	1.33%	0.05%	0.05%

Operating efficiency ratio	83.31%	58.60%	73.56%	92.55%	59.06%	62.82%	64.17%

(6)	Generally, loans are placed on nonaccrual status when they are 90 or more days past due.

RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk. The risks described below represent some of the material risks you should carefully consider before making an investment decision. If any of these risks occur, our business, capital, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the price of our common stock could decline significantly and you could lose all or a part of your investment. The risk factors described below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also become important factors that materially adversely affect our business, capital, liquidity, financial condition and results of operations. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our common stock.

Risks Related to our Business

We are operating under cease and desist orders from the OTS, the FDIC and the DFI that prohibit us, among other things, from paying dividends without the consent of our regulators and that place other limitations and obligations on the Company and Bank. We are not in full compliance with the Bank Order, and noncompliance may subject us to additional enforcement action.

On May 8, 2009, the Bank consented to the issuance by the FDIC and the DFI of a supervisory order, which we refer to as the Bank Order, following a review of the Bank’s financial and lending data. The Bank Order alleges that the Bank had engaged in certain unsafe or unsound banking practices and had violated federal and state law and/or regulations, and orders the Bank to cease and desist from certain practices relating to poor management, inadequate board oversight, inadequate liquidity and capital for our assets, excessive poor quality loans, operating losses and failure to comply with certain laws or regulations.

The Bank Order places certain restrictions on the Bank, including, but not limited to, prohibiting cash dividends and limiting our ability to solicit or renew brokered deposits and to extend additional credit to borrowers who have outstanding, uncollected loans or credit agreements that have been charged off or classified as a “loss.” Additionally, the Bank cannot extend additional credit to any borrower with outstanding, uncollected loans or credit agreements that have been classified as “substandard” or “doubtful” without prior approval of a majority of the Bank’s board of directors or the credit committee of the board. Moreover, the Bank Order requires the Bank to adopt and adhere to certain policies relating to, among other things, reduction of classified assets and reliance on noncore funding sources.

The Bank Order also requires the Bank to take certain affirmative actions, including, but not limited to, increasing the Bank’s Tier 1 and risk-based capital ratios to specified levels, improving lending and collection policies, reducing outstanding commercial real estate and acquisition, development and construction loans, reducing the level of classified assets, and retaining qualified management. At March 31, 2011, the Bank was not in compliance with the Bank Order in two areas. The first is the requirement to achieve and thereafter maintain a Tier I capital ratio of at least 10.0% and a risk-based capital ratio of at least 12.0%. Second, while we met the terms of the Bank Order by submitting a plan for the reduction of adversely classified loans on the Bank’s books as of December 31, 2008, we did not meet the Bank Order’s requirement to comply fully with that plan. The plan contained a target reduction of the specified adversely classified assets to 40.0% of risk-based capital by February 28, 2010, which we did not achieve. At February 28, 2010, the level of adversely classified assets to risk-based capital was 91.6%. At March 31, 2011, this ratio was 45.1%.

While we have complied with the additional requirement of the Bank Order to develop and submit a plan for reducing our commercial real estate and land acquisition and development and construction loans, we did not achieve our internally established targets of 355.0% of risk-based capital and 178.0% of risk-based capital, respectively, as of March 31, 2011.

We are also operating under an order to cease and desist issued by the OTS on May 18, 2009, which we refer to as the Company Order (and together with the Bank Order, the “Orders”), which requires the Company to refrain from engaging in all unsafe and unsound practices that have resulted in the operation of HomeStreet, Inc. with low earnings and inadequate capital. The Company Order requires the consent of the OTS for the Company to pay dividends, make capital distributions, incur, issue, renew, repurchase, make payments on or roll over any debt (including our trust preferred securities, or “TruPS”), increase any current lines of credit, guarantee the debt of any entity, make certain severance or indemnification payments and make any change in directors or senior executive officers without the prior approval of the OTS.

Pursuant to the Company Order, we have developed a plan to manage our liquidity, capital and risk profile, and to address our financial obligations, including interest payments on the TruPS, without relying on dividends from the Bank for 2009 through 2011. The Company Order will remain in effect until terminated, modified or suspended by the OTS. We believe we are currently in compliance with the Company Order other than as to capital ratio requirements and our undertaking to establish and comply with a plan to reduce adversely classified assets.

Because of the restrictions contained in Orders, we may be limited in our ability to take certain actions and pursue certain operating strategies that might otherwise have resulted in greater benefits to our earnings and results of operations. Moreover, both the pendency of the Orders and the circumstances that gave rise to their issuance may place other limitations on our business, such as making it more difficult to attract and retain depositors, increasing the burdens required to satisfy our contractual obligations and increasing our operating and general and administrative expenses. In addition, failure to comply with these regulatory actions or any future actions could result in further regulatory actions or restrictions, including monetary penalties and the potential closure of the Bank. The Orders are described in more detail in this prospectus under “Regulation and Supervision — Cease and Desist Orders.” For a summary of additional restrictions that may be placed on the Bank, see “Regulation and Supervision — Regulation of HomeStreet Bank — Capital and Prompt Corrective Action Requirements.”

Our auditor’s opinions on our 2009 and 2010 financial statements include a “going concern” explanatory paragraph.

Our consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, our consolidated financial statements do not include any adjustments to reflect the possible future effects that may result from the outcome of various uncertainties as discussed below.

The effects of the severe economic contraction caused HomeStreet to incur net losses for the years ended December 31, 2010 and 2009. HomeStreet and the Bank are operating under significant regulatory restrictions including a requirement to achieve certain capital requirements, enhance liquidity and improve assets. In response, management is conducting this offering in order to raise capital to meet the requirements of the Orders.

Based upon its plans and expectations, management believes HomeStreet has sufficient capital and liquidity to achieve realization of assets and the discharge of liabilities in the normal course of business. However, uncertainties exist as to future economic conditions, regulatory actions and the successful implementation of plans to improve our financial condition and meet the requirements of the Orders. These circumstances raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the lack of success in implementing our plans or the occurrence of other events that could adversely affect its condition or operations.

We may be subject to continuing enhanced supervision by our regulators even if we achieve compliance with the cease and desist orders.

Following the completion of this offering and our contribution of capital to the Bank of a substantial portion of the net proceeds, we expect that the Bank will achieve capital ratios that exceed the minimum ratios required under the Bank Order. However, we cannot guarantee that we will continue to meet our capital requirements under the Bank Order or that we will not suffer additional increases in classified assets or other adverse developments in the foreseeable future. If we do not meet the capital requirements of the Bank Order, due to continued adverse consequences from the downturn in real estate and the capital markets or otherwise, our regulators may continue to monitor our business more closely and may keep in effect all or some of the existing restrictions or adopt new or additional restrictions on our operations. Such restrictions could limit our ability to grow our earning assets, increase our operating expenses and make it more difficult to raise additional capital if needed in the future. Any such measures, if taken, may have an adverse effect upon the value of our common stock. Even if we are able to restore our capital ratios to the level required by the Bank Order, we may be subject to additional supervision and restrictions imposed by the regulatory authorities. Other banks that have had cease and desist orders similar to ours often have subsequently been required to enter into informal supervisory agreements with the FDIC and the DFI. These arrangements have included increased capital requirements and asset quality targets, restrictions on payment of dividends and indebtedness, limits on appointment and compensation of directors and senior executive officers and other limitations on operations. As a result, we may face continuing restrictions on our operations and increased compliance costs even if we are successful in getting the Orders lifted.

We expect to maintain capital levels higher than many of our peers did before the financial crisis, which may cause us to be less profitable.

The Orders require us to maintain capital levels in excess of what would normally be required for an adequately capitalized or well capitalized bank, and significantly above the levels maintained by many of our peers prior to the financial crisis. If the Orders are lifted, we expect to maintain capital levels higher than those that may be required of some of our peers, in part because we expect to be subject to continued enhanced regulatory oversight that may mandate such increased capital levels. While decreasing our leverage by maintaining higher capital levels will cause us to be less sensitive to adverse economic changes in our markets, it will also result in lower profits for the Company as we will not be able to grow our lending as quickly as we might otherwise be able to do if we were to maintain lower capital levels.

We have incurred substantial losses and cannot assure you that we will become profitable.

Our profitability depends primarily on our ability to originate loans and either sell them into the secondary market or hold them in our loan portfolio and collect interest and principal as they come due. When loans become nonperforming or their ultimate collection is in doubt, our income is adversely affected. Our provisions for loan losses of $34.4 million in the year ended December 31, 2008, $153.5 million in the year ended December 31, 2009 and $37.3 million in the year ended December 31, 2010, and $0 for the three months ending March 31, 2011, and our net interest income has declined, reflecting the significant increase in our nonaccrual loans. This resulted in net income of $8.4 million in 2008 and net losses of $110.3 million and $34.2 million being reported for the years ended December 31, 2009 and 2010, respectively, and a net loss of $7.4 million for the three months ended March 31, 2011. Our ability to return to profitability will significantly depend on the successful resolution of nonperforming assets and the subsequent stabilization of our loan portfolio, the timing and certainty of which cannot be predicted. No assurance can be given that we will be successful in such efforts.

The completion of this offering will cause certain limitations on our ability to use our accumulated net operating losses to offset future income for federal income tax purposes.

As of December 31, 2010, we had a net operating loss carryforward amounting to $13.2 million, which under certain circumstances could be used to offset future taxable income for U.S. federal income tax purposes. We recognized a valuation allowance for financial statement purposes against the carrying value of that tax benefit, and the current carrying value of our net operating loss carryforward on our financial statements is zero. Ordinarily, the book value of that asset would not limit our ability to offset our existing operating loss carryforward against future income. However, the completion of this offering will result in an ownership change of HomeStreet within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Section

382 substantially limits the ability of a corporate taxpayer to offset operating loss carryforwards incurred prior to an ownership change against income earned after an ownership change. The Treasury Regulations adopted under Section 382 are complex, and the actual amount of such limitation varies depending on a variety of factors. In our case, we expect the residual benefit of our accumulated net operating loss carryforward to be nominal immediately following the completion of this offering. We do not expect that any tax benefit derived after the completion of this offering from the implementation of the AARP, as discussed elsewhere in this prospectus, would be affected by the ownership change that will result from this offering.

HomeStreet, Inc. primarily relies on dividends from the Bank and payment of dividends by the Bank is restricted under the Orders.

HomeStreet, Inc. is a separate legal entity from the Bank, and although we do receive some dividends from HomeStreet Capital, the primary source of our funds from which we service our debt, pay dividends and otherwise satisfy our obligations is the receipt of dividends from the Bank. The availability of dividends from the Bank is limited by various statutes and regulations. Depending upon the financial condition of the Bank and other factors, the applicable regulatory authorities could assert that payment of dividends or other payments, including payments to us, is an unsafe or unsound practice. In this regard, the Bank Order currently prohibits the Bank from paying dividends to us without the prior written approval of the FDIC and the DFI. If the Bank’s ability to pay dividends continues to be restricted or is restricted in the future, we may be limited in our ability to service our debts and fund operations.

Our turnaround plan has been designed and is being implemented in a period of unpredictable market conditions, and there can be no assurance that the turnaround plan can be implemented with positive or the anticipated results or on the schedule forecasted by management.

In 2009, the Company recruited and retained a new executive management team who designed and are implementing a turnaround plan for the Company to address its weakened financial condition. The success of this turnaround plan depends in part on the ability of our new management team to implement the plan and on economic conditions in our markets, which in recent years have been and continue to be unpredictable. A worsening of current economic indicators, such as real estate property values and continued high unemployment, will slow, limit or otherwise negatively affect the success of the turnaround plan. In addition, the executive management team responsible for implementing the turnaround plan is relatively new to the Company and may not have anticipated all of the issues that may face the Company and its geographic marketplace with regard to the plan. As a result, there can be no assurance that the turnaround plan can be implemented with positive or the anticipated results or on the schedule forecasted by management.

Difficult market conditions have adversely affected and may continue to have an adverse effect on our business.

Since late 2008, the capital and credit markets have experienced difficulty stemming in part from dramatic declines in the housing market, increasing foreclosures and rising unemployment. These difficulties have negatively impacted residential and commercial real estate values and the performance of mortgage, residential construction and other loans and required significant write-downs of asset values by financial institutions. As a result, many financial institutions, including the Company and the Bank, have been faced with the choice of seeking additional capital, merging with stronger institutions or failing. Many lenders and institutional investors have curtailed lending due to concern for the stability of the market, including lending to other financial institutions. This market turmoil and tightening of credit have led to an increased level of loan defaults and delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally, all of which has adversely affected our business, financial condition and results of operations. We expect that these difficult conditions in the financial markets will improve, if at all, slowly, and that a worsening of these conditions may prolong or exacerbate the adverse effects already felt by us and the rest of the financial institutions industry. In particular, we may face risks related to market conditions that may negatively impact our business opportunities and plans, such as:

•	uncertainty related to increased regulation and enforcement in the financial sector, including increased costs of compliance;

•	the models we use to assess the creditworthiness of our customers may become less reliable in predicting future behaviors which may impair our ability to effectively make underwriting decisions;

•	challenges in accurately estimating the ability of our borrowers to repay their loans if our forecasts of economic conditions and other economic predictions are not accurate;

•	further increases in FDIC insurance premiums due to additional depletion of that agency’s insurance funds;

•	restrictions in our ability to engage in routine funding transactions due to the commercial soundness of other financial institutions and government sponsored entities; and

•	increased competition from further consolidation in the financial services industry.

If recovery from the economic recession slows or if we experience another recessionary dip, our ability to access capital and our business, financial condition and results of operations may be adversely impacted.

Adverse economic conditions in the Pacific Northwest and other regions where we have operations have caused and could continue to cause us to incur losses.

Our mortgage banking and retail and commercial banking operations are currently concentrated in the Puget Sound area of Washington, and to a lesser extent, the Vancouver, Washington and Portland, Oregon regions and Hawaii. We also have lending offices in Spokane and Aberdeen, Washington, and Salem, Oregon. As a result of this geographic concentration, our results of operations currently depend largely upon economic conditions in these areas. Deterioration in economic conditions in these markets, including decreasing real estate values and sales and increasing unemployment and commercial real estate vacancy rates, are having and may continue to have a material adverse impact on the quality of our loan portfolio and the demand for retail and commercial banking products and services. In particular, the economic slowdown in our markets has resulted in many of the following conditions, which have had, and may continue to have, an adverse impact on the Bank’s business:

•	an increase in loan delinquencies, problem assets and foreclosures;

•	a decline in the demand for products and services, including a material reduction in the volume of our single family purchase loan transactions and commercial real estate loan transactions;

•	a decline in the value of loan collateral, especially real estate, which in turn may reduce customers’ borrowing power;

•	a decline in the demand for loans; and

•	a decline in the origination of loans, especially residential construction, income property and business banking loans.

Each of these conditions has had and may continue to have a material adverse effect on our results of operations, including but not limited to a decrease in fee income and net interest income.

In addition, as a result of the significant deterioration in economic conditions in our markets, our loan portfolio suffered substantial deterioration during 2008, 2009 and 2010. During 2010, we experienced continuing high provisions for loan losses and charge-offs but at a declining rate in comparison to 2009. Total “classified assets,” which comprise the outstanding balance of all loans classified as substandard or doubtful and the carrying value of all other real estate owned (“OREO”), totaled $363.9 million, or 14.6% of total assets, as of December 31, 2010 and totaled $298.7 million, or 12.8%, of total assets as of March 31, 2011. We had an additional $162.6 million, or 6.9%, of total assets, of “special mention” assets as of March 31, 2011. At December 31, 2010 and March 31, 2011, our nonaccrual loans totaled $113.2 million, or 7.0%, and $124.1 million, or 7.9%, of gross loans, respectively. No assurance can be given that additional loans will not be added to “classified” or “special mention” status or that existing classified or special mention loans will not migrate into lower classifications and that additional provisions for loan losses may not be required. Additionally, we cannot assure you that we can foreclose on and sell real estate collateral without incurring additional losses.

A substantial portion of our revenue is derived from residential mortgage and residential construction and land lending which are market sectors that have experienced significant volatility.

Approximately 56.2%, 66.0% and 58.1% of our consolidated revenues (interest income plus noninterest income) in the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009, respectively, were derived from originating, selling and servicing residential mortgages, and 29.8%, 28.5% and 24.9% of our consolidated total assets as of the end of each of those periods, respectively, represented residential mortgage loans held for investment. An additional 3.1%, 3.4% and 8.2% of our revenues for the three months ended March 31, 2011 and the years ended 2010 and 2009, respectively, were derived from residential construction and land lending, and as of March 31, 2011 and December 31, 2010, residential construction loans represented 5.5% and 5.7% of our consolidated total assets. Residential mortgage lending in general, and residential construction and land lending in particular, has experienced substantial volatility in recent years, and each of our primary geographic market areas has recorded more significant declines in real estate values and higher levels of foreclosures and mortgage defaults than the national averages for those statistical categories. Were these trends to be protracted or exacerbated, our financial condition and result of operations may be affected materially and adversely.

The significant concentration in our portfolio of real estate secured loans has had and may continue to have a negative impact on our asset quality and profitability as a result of continued or worsening conditions on the real estate market and higher than normal delinquency and default rates.

Substantially all of our loans are secured by real property. As of March 31, 2011, 94.9% of all of our outstanding loans, totaling $1.49 billion, were secured by real estate, including $522.9 million in single family residential loans, $414.3 million in commercial real estate loans (including $124.6 million in owner-occupied loans underwritten based on the cash flows of the business), $102.5 million in multifamily residential loans, $271.7 million in construction and land development loans and $175.9 million in home equity loans.

Our real estate secured lending is generally sensitive to regional and local economic conditions, making loss levels difficult to predict. Declines in real estate sales and prices, as well as the adverse impacts of the economic slowdown and recession and an associated increase in unemployment, have resulted in higher than expected loan delinquencies and foreclosures, problem loans and OREO, net charge-offs and provisions for credit and OREO losses. We may continue to incur losses and may suffer additional adverse impacts to our capital ratios and our business. If the significant decline in market values continues, the collateral for our loans will provide less security and our ability to recover the principal, interest and costs due on defaulted loans by selling the underlying real estate will be diminished, leaving us more likely to suffer additional losses on defaulted loans. Such declines may have a greater effect on our earnings and capital than on the earnings and capital of financial institutions whose loan portfolios are more diversified.

Continued or worsening conditions in the real estate market and higher than normal delinquency and default rates on loans could cause other adverse consequences for us, including:

•

the reduction of cash flows and capital resources, as we are required to make cash advances to meet contractual obligations to investors, process foreclosures, and maintain, repair and market foreclosed properties;

•	declining mortgage servicing fee revenues because we recognize these revenues only upon collection;

•	increasing loan servicing costs;

•	declining fair value on our mortgage servicing rights; and

•	declining fair values and liquidity of securities held in our investment portfolio that are collateralized by mortgage obligations.

Our loans held for investment have historically been concentrated in construction and residential land acquisition, development and construction loans which have a higher risk of loss than residential mortgage loans and we have experienced increased delinquencies and loan losses related to those loans.

Construction and residential land acquisition, development and construction loans (“ADC loans”) represented 17.3%, 17.7% and 30.3% of our total loan portfolio at March 31, 2011 and December 31, 2010 and 2009, respectively. Such loans represented 62.7%, 58.3% and 79.1% of our nonperforming loans at those dates. In 2010 and 2009, 82.5% and 80.7% of our charge-offs came from construction and ADC loans. If current downward trends in the housing and real estate markets continue, we expect that we will continue to experience increased delinquencies and credit losses from these loans. An increase in our delinquencies and credit losses would adversely affect our financial condition and results of operations, perhaps materially.

Our allowance for loan losses may prove inadequate or we may be negatively affected by credit risk exposures. Future additions to our allowance for loan losses will reduce our earnings.

Our business depends on the creditworthiness of our customers. As with most lending institutions, we maintain an allowance for loan losses to provide for defaults and nonperformance, which is a reserve established through a provision for loan losses charged to expense that represents management’s best estimate of probable incurred losses inherent in the loan portfolio. Such allowance may not be adequate to cover actual losses, and future provisions for losses could adversely affect our financial condition, results of operations and cash flows.

The level of the allowance for loan losses reflects management’s continuing evaluation of specific credit risks and loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions, industry concentrations and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Generally, our nonperforming loans and OREO reflect operating difficulties of individual borrowers and weaknesses in the economies of the markets we serve.

If the credit quality of our customer base materially decreases, if the risk profile of a market, industry or group of customers changes materially or if our allowance for loan losses is not adequate, our business, financial condition, including our liquidity and capital, and results of operations could be materially adversely affected. A significant source of risk arises from the possibility that we could sustain losses caused by the failure of borrowers, guarantors and related parties to perform in accordance with the terms of their respective loans. The underlying credit monitoring polices and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a significant adverse effect on our financial condition, results of operations and cash flows. Unexpected losses may arise from a variety of specific systematic factors, many of which are beyond our ability to predict, influence or control.

Subsequent evaluations of our loan portfolios may reveal that estimated levels of loss frequency and or severity used in determining the allowance for loan losses differed significantly from actual experience, and in such circumstances we may have to record an increased provision for loan losses in subsequent periods, thereby reducing earnings in those periods. As an integral part of the examination process, our independent accountants, federal and state regulatory agencies all review our loans, loan-related commitments and allowance for loan loss methodology. As of March 31, 2011, December 31, 2010 and December 31 2009, our allowance for loan losses was $62.2 million, $64.2 million and $109.5 million, respectively, and as of those same dates, the allowance for loan losses as a percentage of nonperforming loans was 50.1%, 56.7% and 29.3%, respectively. While we believe that our allowance for loan losses is adequate to cover losses inherent in the Bank’s loan portfolios, we cannot guarantee that we will not need to increase further the allowance for loan losses or that regulators will not require such an increase. An increase in the level of loan loss allowance, whether voluntary or compelled by regulators, may have a material adverse effect on our financial condition, results of operations and cash flows.

Nonperforming assets take significant time to resolve and adversely affect our financial condition and results of operations.

At March 31, 2011 and December 31, 2010, nonperforming loans totaled $124.1 million, or 7.9%, and $113.2 million, or 7.0%, respectively, of our total loan portfolio. At March 31, 2011 and December 31, 2010, our nonperforming assets (which include OREO) were $223.0 million, or 9.5%, and $283.7 million, or 11.4%, respectively, of our total assets. In addition, we had $44.1 million at March 31, 2011 and $43.5 million at December 31, 2010 in loans that were 90 or more days past due and still held on accrual status and $19.8 million at March 31, 2011 and $21.6 million at December 31, 2010 in loans 30 to 89 days delinquent. Until economic and market conditions improve, we may continue to incur additional losses relating to an increase in nonperforming assets. We do not record interest income on nonaccrual loans, which adversely affects our income. Additionally, higher levels of nonperforming assets increase our loan administration and legal expenses.

In addition, when we take possession of collateral through foreclosure or other similar proceedings, we are required to record the related collateral at the then fair value of the collateral less selling costs, which may result in a loss. Nonperforming assets increase our risk profile and the level of capital we and our regulators believe is adequate in light of such risks. Impairment of the value of these assets, the value of the underlying collateral, the liquidity and net worth of guarantors, or our borrowers’ performance or financial conditions, whether or not due to economic and market conditions beyond our control, have adversely affected, and may continue to adversely affect, our business, results of operations and financial condition. See discussion below regarding additional risks associated with other real estate owned.

Our OREO may be subject to additional impairment and expense associated with ownership, and such properties may ultimately be sold at below appraised values.

Real estate owned by the Bank and not used in the ordinary course of its operations is referred to as other real estate owned, or OREO. We foreclose on and take title to the real estate collateral for defaulted loans as part of our business. We obtain appraisals on these assets prior to taking title to the properties and periodically thereafter. However, due to the rapid and severe deterioration in our markets, there can be no assurance that such valuations will reflect the amount which may be paid by a willing purchaser in an arms-length transaction at the time of the final sale. Moreover, we cannot assure investors that the losses associated with OREO will not exceed the estimated amounts, which would adversely affect future results of our operations. The calculation for the adequacy of write-downs of our OREO is based on several factors, including the appraised value of the real property, economic conditions in the property’s sub-market, comparable sales, current buyer demand, availability of financing, entitlement and development obligations and costs and historic loss experience. All of these factors have caused further write-downs in recent periods and can change without notice based on market and economic conditions.

In addition, our earnings may be affected by various expenses associated with OREO, including personnel costs, insurance, taxes, completion and repair costs and other costs associated with property ownership, as well as by the funding costs associated with assets that are tied up in OREO. Moreover, our ability to sell OREO properties is affected by public perception that banks are inclined to accept large discounts from market value in order to quickly liquidate properties. Any decrease in market prices may lead to OREO write-downs, with a corresponding expense in our statement of operations. Further write-downs on OREO or an inability to sell OREO properties could have a material adverse effect on our results of operations and financial conditions. Furthermore, the management and resolution of nonperforming assets, which include OREO, increases our costs and requires significant commitments of time from our management and directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience further increases in nonperforming assets in the future.

Our underwriting practices may not have adequately captured the risk inherent in our loan portfolio and our past underwriting practices may result in loans that expose us to a greater risk of loss.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices will often include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections; valuation of collateral; obtaining personal guarantees of loans to businesses; and verification of liquid assets. If our underwriting process fails to capture accurate information or proves to be inadequate, we may incur losses on loans that meet our underwriting criteria, and those losses may exceed the amounts set aside as reserves in the allowance for loan losses.

Prior to the revision of our lending policies in September 2008, which are further described in “Business—Risk Management—Credit Risk Management,” we granted exceptions to our loan-to-value limits, and our current aggregate loan-to-value exceptions exceed regulatory guidelines. As a result, some of our single family residential loans are secured by liens on mortgage properties in which the borrowers have little or no equity. During 2008 we began originating up to 100.0% loan-to-value loans to qualifying consumers to purchase select properties on which we hold a construction lien and also converted some of our construction loans to permanent investor rental property loans, many of which are in excess of 85.0% loan-to-value. We also originated first mortgage loans of up to an 80.0% loan-to-value ratio and a concurrent purchase money second mortgage with a combined loan-to-value ratio of up to 100.0% for purchase borrowers select properties. In addition, certain of our home equity lines of credit may have, when added to existing senior lien balances, a post-funding combined loan-to-value ratio of greater than 100.0% of the value of the property securing the loan. We do not consider the level of these high loan-to-value loans to be material to the Bank’s operations. Residential loans with high combined loan-to-value ratios are more sensitive to declining property values than those with lower combined loan-to-value ratios and, therefore, may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, such borrowers may be unable to repay their loans in full from the sale.

A substantial amount of our residential mortgage loans and home equity lines of credit also have adjustable interest rates, and these loans may experience a higher rate of default in a rising interest rate environment. In addition, loans with combined loan-to-values in excess of 90.0% for owner-occupied property loans and 85.0% for investor rental property loans may experience higher rates of delinquencies, defaults and losses. In declining real estate or rental markets, investor property borrowers may not have the incentive to carry the burden of negative cash flow and thus may have higher default rates. We are actively working to reduce our concentrations of those loans with a higher risk of default; however, we are still subject to an increased exposure of loss due to those loans.

Our proposed accelerated asset resolution plan (“AARP”) is designed to accelerate the reduction of credit and market risk in our loan and OREO portfolios. If we adopt this plan, we will incur additional losses to dispose of the assets included in the plan. Our estimate of these additional losses relies in part upon various valuation estimates and asset resolution strategies, and there can be no assurance that we can execute these strategies successfully or that our valuation estimates will prove accurate.

If this offering is successful, we expect to adopt the AARP to address $                 million of selected classified loans and OREO by employing a variety of alternative methods and strategies for default management, loan collection and asset disposition. The AARP reflects the acceleration in estimated timing of resolution of assets within a pool of identified assets, which we refer to collectively as the “AARP Pool,” that we expect would result from a change in recovery methods from those which we utilize in the ordinary course of business. These methods and strategies by their nature will expedite the resolution of the AARP Pool assets, but also will increase resolution-related losses. Consequently, giving effect to the AARP on a pro forma basis as of March 31, 2011, we would we record estimated loan and OREO portfolio valuation charges under the AARP totaling $                 million, of which $                 million would be recorded as additional loan loss provision and $                 million would be recorded as OREO valuation losses.

The identity of the AARP pool assets, and the losses incurred to resolve these assets, will differ from our estimates. The actual charges taken will depend on many factors, including the final size and composition of the AARP Pool assets at the date of adoption of the AARP. The AARP valuation charges are not based on market value appraisals of the individual loan collateral or OREO properties, and while we believe the assumptions used to estimate the recovery values of the AARP assets are reasonable, such assumptions and estimates are subject to greater variability than in the normal course. Had we used different assumptions, materially different valuation estimates may have resulted. However, there can be no assurance that our estimates will prove accurate, that we will be able to dispose of the AARP assets at the times or for the values we have estimated, or that we will not experience additional loan losses or OREO valuation reserves.

We may incur significant losses as a result of ineffective hedging of interest rate risk related to our single family loans held for sale and single family mortgage servicing rights.

A substantial portion of our single family loans are sold into the secondary market. We generally retain the right to service these loans. We are exposed to the risk of decreases in the fair value of our single family loans held for sale and our single family mortgage servicing rights as a result of changes in interest rates. We use derivative financial instruments to hedge these risks; however our hedging strategies, techniques and judgments may not be effective and may not anticipate every event that would affect the fair value of our single family loans held for sale and single family servicing rights. Our inability to effectively reduce the risk of fluctuations in the fair value of our single family loans and single family mortgage servicing rights could negatively affect our results of operations due to decreases in the fair value of these assets.

Our real estate lending also exposes us to the risk of environmental liabilities.

In the course of our business, it is necessary to foreclose and take title to real estate, which could subject us to environmental liabilities with respect to these properties. Hazardous substances or waste, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. We could be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at such properties. The costs associated with investigation or remediation activities could be substantial and could substantially exceed the value of the real property. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. We may be unable to recover costs from any third party. These occurrences may materially reduce the value of the affected property, and we may find it difficult or impossible to use or sell the property prior to or following any environmental remediation. If we ever become subject to significant environmental liabilities, our business, financial condition and results of operations could be materially and adversely affected.

If we breach any of the representations or warranties we make to a purchaser when we sell mortgage loans or mortgage loan servicing rights, we may be liable to the purchaser for unpaid principal and interest on the loan.

When we sell mortgage loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Our loan sale agreements require us to repurchase mortgage loans if we have breached any of these representations or warranties, in which case we may be required to repurchase such loan and/or bear any subsequent loss on the loan. We may not have any remedies available to us against an originating broker or other third party for such losses, or the remedies available to us may not be as broad as the remedies available to the purchaser of the mortgage loan against us. In addition, if there are remedies against a third party available to us, we face further risk that such third party may not have the financial capacity to perform remedies that otherwise may be available to us. Therefore, if a purchaser enforces remedies against us, we may not be able to recover our losses from a third party and may be required to bear the full amount of the related loss. If repurchase and indemnity demands increase, our liquidity, results of operations and financial condition will be adversely affected. In the aggregate, from January 1, 2006 through March 31, 2011, we sold $8.60 billion of mortgage loans subject to repurchase obligations. During that same period, we incurred $0.5 million of indemnification losses. As of March 31 2011, our reserve for loan recourse losses was $0.5 million.

We may face risk of loss if we purchase loans from a seller that fails to satisfy its indemnification obligations.

We generally receive representations and warranties from the originators and sellers from whom we purchase loans and servicing rights such that if a loan defaults and there has been a breach of such representations and warranties, we may be able to pursue a remedy against the seller of the loan for the unpaid principal and interest on the defaulted loan. However, if the originator and/or seller breach such representations and warranties and does not have the financial capacity to pay the related damages, we may be subject to the risk of loss for such loan as the originator or seller may not be able to pay such damages or repurchase loans when called upon by us to do so. Currently, we only purchase loans from Windermere Mortgage Services Series LLC, a joint venture with certain Windermere real estate brokerage franchise owners.

We may be subject to claims relating to documentation and procedures under various foreclosure laws.

In 2010, concerns surfaced among state attorneys general, federal regulators and government-sponsored entities that some mortgage loan servicers have commenced foreclosure proceedings in reliance on affidavits and other documents that were not signed or completed by persons with personal knowledge of the facts asserted in the documents (a practice commonly referred to as “robo-signing”). Similarly, some loan servicers have not been able to establish their legal standing to foreclose under applicable state law because they have not been able to demonstrate possession of the note evidencing the underlying debt or that they are the legal owner of the lien that is in default and the subject of a foreclosure action (problems commonly referred to as “chain of title” defects). Loan servicers that initiate foreclosures where there are chain of title defects or that are based on faulty affidavits may be exposed to litigation and regulatory risk for violating state and federal consumer protection laws, for breach of contract under servicing agreements and/or repurchase or indemnification obligations if the servicer was also the originator of the mortgage loans. In addition, these servicers then incur a loss because of an inability to foreclose on the collateral due to non-compliance with foreclosure statutes. Because of our substantial mortgage servicing activities and the current regulatory and economic environment related to the housing markets, it is possible that the Bank may be subject to future complaints, lawsuits or regulatory or investor challenges relating to foreclosure laws.

The proposed restructuring of Fannie Mae and Freddie Mac and changes in existing government-sponsored and federal mortgage programs could negatively affect our business.

We originate and purchase, sell and thereafter service single family and multifamily mortgages under the Fannie Mae, and to a lesser extent the Freddie Mac, single family purchase programs and the Fannie Mae multifamily Delegated Underwriting and Servicing™, or DUS, program. These activities represented 58.3%, 67.5% and 59.9% of our consolidated revenues (interest income plus noninterest income) in the three months ended March 31, 2011 and for the years ended 2010 and 2009, respectively. Since the nationwide downturn in residential mortgage lending that began in 2008 and the placement of Fannie Mae and Freddie Mac into conservatorship, Congress and various executive branch agencies have offered a wide range of proposals aimed at restructuring these agencies. None of these proposals have yet been defined with any specificity, and so we cannot predict how any such initiative would impact our business. However, any restructuring of Fannie Mae and Freddie Mac that restricts their loan repurchase programs may have a material adverse effect on our business and results of operations. Moreover, we have recorded on our balance sheet an intangible asset relating to our right to service single and multifamily loans sold to Fannie Mae and Freddie Mac. That asset was valued at $96.0 million and $87.2 million at March 31, 2011 and December 31, 2010, respectively. Changes in Fannie Mae’s and Freddie Mac’s policies and operations that adversely affect our single family residential loan and DUS mortgage servicing assets may require us to record impairment charges to the value of these assets, and significant impairment charges could be material and adversely affect our business.

Through our wholly owned subsidiary Home Street Capital Corporation, we participate as a lender in the Fannie Mae Delegated Underwriting and Servicing program, or DUS. Fannie Mae delegates responsibility for originating, underwriting and servicing mortgages, and we assume a limited portion of the risk of loss during the remaining term on each commercial mortgage loan that we sell to Fannie Mae. In the three months ended March 31, 2011 and the year ended December 31, 2010, we originated $1.4 million and $55.8 million in loans through the DUS program, respectively.

Fannie Mae and Freddie Mac are under conservatorship with the Federal Housing Finance Agency. On February 11, 2011, the Obama administration presented Congress with a report titled “Reforming America’s Housing Finance Market, A Report to Congress,” outlining its proposals for reforming America’s housing finance market with the goal of scaling back the role of the U.S. government in, and promoting the return of private capital to, the mortgage markets and ultimately winding down Fannie Mae and Freddie Mac. Without mentioning a specific time frame, the report calls for the reduction of the role of Fannie Mae and Freddie Mac in the mortgage markets by, among other things, reducing conforming loan limits, increasing guarantee fees and requiring larger down payments by borrowers. The report presents three options for the long-term structure of housing finance, all of which call for the unwinding of Fannie Mae and Freddie Mac and a reduced role of the government in the mortgage market. We cannot be certain if or when Fannie Mae and Freddie Mac will be wound down, if or when reform of the housing finance market will be implemented or what the future role of the U.S. government will be in the mortgage market, and, accordingly, we will not be able to determine the impact that any such reform may have on us until a definitive reform plan is adopted.

In addition, our ability to generate income through mortgage sales to institutional investors depends in part on programs sponsored by Fannie Mae, Freddie Mac and the FHA, which facilitate the issuance of mortgage-backed securities in the secondary market. These programs have been reduced in recent periods due to current economic conditions. Any discontinuation of, or significant reduction in, the operation of those programs could have a material adverse effect on our loan origination and mortgage sales as well as our results of operations. Also, any significant adverse change in the level of activity in the secondary market or the underwriting criteria of these entities could negatively impact our results of business, operations and cash flows.

The lending qualification and limits of FHA and VA may also be subject to changes that may limit our origination of loans guaranteed or insured by the agencies in the future.

We originate and sell FHA and VA loans. The origination of FHA and VA loans represented 31.6%, 29.3% and 28.4% of the dollar value of loans originated the three months ended March 31, 2011 and the years ended in 2010 and 2009, respectively. The housing finance reform contemplated by the current presidential administration may impact the lending qualification and limits of these programs. The details of the changes outlined in the Obama administration report to Congress in February 2011 are not yet known; however, resulting legislation may adversely impact the Bank’s volume of FHA and VA loan originations in the future and may increase in the price of our mortgage insurance premiums or otherwise ultimately negatively affect the Bank’s business and results of operations.

Fluctuations in interest rates could adversely affect the value of our assets and reduce our net interest income and noninterest income thereby adversely affecting our earnings and profitability.

Our earnings are highly dependent on the difference between the interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in market interest rates impact the rates earned on loans and investment securities and the rates paid on deposits and borrowings. In addition, changes to market interest rates may impact the level of loans, deposits and investments and the credit quality of existing loans. Changes in interest rates also affect demand for our residential loan products and the revenue realized on the sale of loans. A decrease in the volume of loans sold can decrease our revenues and net income. These rates may be affected by many factors beyond our control, including general and economic conditions and the monetary and fiscal policies of various governmental and regulatory authorities. Changes in interest rates may negatively impact our ability to attract deposits, make loans and achieve satisfactory interest rate spreads, which could adversely affect our financial condition or results of operations. Changes in interest rates may reduce our mortgage revenues, which would negatively impact our noninterest income.

Our net interest margin, which represents the effective yield on interest earning assets, declined steadily from 4.16% for the year 2006 to 1.04% for the year 2009 before improving to 1.49% for the year 2010 and to 2.17% for the first quarter 2011. We have taken certain actions that have improved our net interest margin, and our business plan contains certain additional business initiatives intended to further improve our net interest margin. These actions may not prove to be successful.

Our securities portfolio includes securities that are insured or guaranteed by U.S. government agencies or government-sponsored enterprises and other securities that are sensitive to interest rate fluctuations. The unrealized gains or losses in our available-for-sale portfolio are reported as a separate component of shareholders’ equity until realized upon sale. As a result, future interest rate fluctuations may impact shareholders’ equity, causing material fluctuations from quarter to quarter. Failure to hold our securities until maturity or until market conditions are favorable for a sale could adversely affect our financial condition.

A significant portion of our noninterest income is derived from originating residential mortgage loans and selling them into the secondary market. That business has benefited from a long period of historically low interest rates. To the extent interest rates rise, particularly if they rise substantially or quickly, we may experience a reduction in mortgage refinancing and financing of new home purchases. These factors may negatively affect our mortgage loan origination volume and adversely affect our noninterest income.

Our mortgage servicing rights carry interest rate risk because the total amount of servicing fees earned, as well as the amortization of the investment in the servicing rights, fluctuates based on loan prepayments (affecting the expected average life of a portfolio of residential mortgage servicing rights). At March 31, 2011, we were servicing $6.52 billion of residential loans for third parties. The rate of prepayment of residential mortgage loans may be influenced by changing national and regional economic trends, such as recessions or depressed real estate markets, as well as the difference between interest rates on existing residential mortgage loans relative to prevailing residential mortgage rates. Changes in prepayment rates are therefore difficult for us to predict. An increase in the general level of interest rates may adversely affect the ability of some borrowers to pay the interest and principal of their obligations. During periods of declining interest rates, many residential borrowers refinance their mortgage loans. The loan administration fee income related to the residential mortgage loan servicing rights corresponding to a mortgage loan ceases as mortgage loans are prepaid. Consequently, the fair value of portfolios of residential mortgage loan servicing rights tend to decrease during periods of declining interest rates, because greater prepayments can be expected and, as a result, the amount of loan administration income received also decreases.

We may be required, in the future, to recognize impairment with respect to investment securities, including the FHLB stock we hold.

Our securities portfolio currently includes securities with unrecognized losses. We may continue to observe declines in the fair market value of these securities. We evaluate the securities portfolio for any other than temporary impairment each reporting period, as required by generally accepted accounting principles in the United States, and as of March 31, 2011 and December 31, 2010, we did not recognize any securities as other-than-temporarily impaired. There can be no assurance, however, that future evaluations of the securities portfolio will not require us to recognize an impairment charge with respect to these and other holdings.

In addition, as a condition of membership in the FHLB, we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB. At March 31, 2011 and December 31, 2010, we had stock in the FHLB totaling $37.0 million. The FHLB stock held by us is carried at cost and is subject to recoverability testing under applicable accounting standards. The FHLB has discontinued the repurchase of their stock and discontinued the distribution of dividends. As of March 31, 2011 and December 31, 2010, we have not recognized an impairment charge related to our FHLB stock holdings. There can be no assurance, however, that future negative changes to the financial condition of the FHLB may not require us to recognize an impairment charge with respect to such holdings.

Inability to access and maintain liquidity could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity that would negatively impact our ability to fund continued loan growth and may negatively affect asset growth and, therefore, our earnings capability.

The termination or restructuring of Fannie Mae or Freddie Mac may have an adverse impact on our ability to fund and sell loans and to generate loan fees and gains on sales and create servicing income.

Our main sources of liquidity are loan sales, deposits, payments of principal and interest received on loans and investment securities. In addition, we also rely on borrowing lines with the FHLB and the Federal Reserve Bank of San Francisco, or FRBSF. However, the FHLB has discontinued the repurchase of its stock and discontinued the distribution of dividends. Based on the foregoing, there can be no assurance the FHLB will have sufficient resources to continue to fund our borrowings at their current levels. In the event of a deterioration in our financial conditions or a further downturn in the economy, particularly in the housing market, our ability to access these funding resources could be negatively affected, which could limit the funds available to us and make it difficult for us to maintain adequate funding for loan growth. In addition, our customers’ ability to raise capital and refinance maturing obligations could be adversely affected, resulting in a further unfavorable impact on our business, financial condition and results of operations.

In addition, if we were to suffer a significant drop in our capital levels due to a decrease in our business activity or other factors such that we were no longer considered “adequately capitalized,” we would no longer be eligible to borrow from the FRBSF. Interest rate competition, negative views and expectations about the prospects for the financial services industry as a whole, continued turmoil in the domestic and worldwide credit markets or a severe disruption of the financial markets may also impact the ability to access capital markets and maintain necessary liquidity levels. Our business is also impacted by the fiscal and monetary policies of the U.S. federal government and its agencies, including the Federal Reserve Board.

At present, under the Bank Order, we may not solicit, retain or rollover any brokered deposits without the approval of the FDIC. At March 31, 2011 we held $10.0 million in brokered deposits, and in the past we have used brokered deposits. If we need brokered deposits in the future for liquidity purposes, we may be unable to accept such brokered deposits, which may materially and adversely affect our liquidity position. In addition, as a result of the Bank and Company Orders, we have been designated as a “less than well capitalized” institution under applicable regulations. As a result of being designated “less than well capitalized,” effective January 1, 2010, we were required to price our deposit interest rates based on national average rates. If local competitors are able to offer higher rates, our ability to attract deposits as a source of liquidity may also be adversely impacted.

We have relied heavily in the past, and may continue to rely, on wholesale borrowing and brokered deposits to fund our lending activities.

We have historically relied on a high level of wholesale borrowings and brokered deposits to fund our lending activities. We borrow on a collateralized basis from the FHLB, and, as back-up, the FRBSF. In the past, we have also used brokered deposits; however, pursuant to the Bank Order we are not presently permitted to solicit, retain or rollover brokered deposits, which has required us to run off that portfolio. Our liquidity has been negatively affected because of limitations on our access to these funds. The FHLB and the FRBSF are not contractually bound to continue to offer credit to us, and our access to credit from either or both of these agencies for future borrowings may be discontinued at any time. There can be no assurance that actions by the FHLB or the FRBSF, limitations on our available collateral or adverse regulatory action against us would not reduce or eliminate our borrowing capacity or that we would be able to continue to attract nonbrokered deposits at competitive rates. To this end, the FHLB recently changed its collateral requirements for the Bank, moving away from blanket custody towards physical custody and eliminating loans held for sale as eligible collateral. These changes in policy have constrained our additional borrowing capacity from the FHLB. We also may not be in compliance with certain covenants in our borrowing agreement with the FHLB relating to safe and sound banking practices, and without a waiver of such covenants, we may not be able to obtain future advances from the FHLB, or we may be required to satisfy additional conditions or may face limitations as to the timing or amounts of such advances, until the Bank Order is lifted. Such events have and could continue to have a material adverse impact on our results of operations and financial condition.

Adverse operating results or changes in industry conditions could lead to difficulty or an inability to access additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

We may have reduced access to wholesale funding sources, which may adversely affect our liquidity and cost of funds.

As part of liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. We generally select funding sources based on decisions regarding cost and liquidity. If we lose access to one or more wholesale funding sources, our liquidity may be impaired and our cost of borrowing may increase. If we are required to rely more heavily on costlier funding sources, our revenues may not increase proportionately to cover our costs, and our earnings and profitability would be adversely affected. Changes in accounting standards could materially impact our consolidated financial statements.

Emergency measures designed to stabilize the U.S. financial markets are beginning to wind down.

Since mid-2008, a host of government actions have been implemented in response to the financial crisis and the recession. Some of the programs are beginning to expire and the impact of the wind-down of these programs on the financial sector and on the economic recovery is unknown. As government support programs are cancelled, changed or withdrawn, there is a possibility that we, as well as other financial institutions, may have insufficient access to, or incur higher costs associated with, deposit or other funding alternatives, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, although the Dodd-Frank Act provides a full FDIC guarantee for certain non-interest bearing transaction accounts for an unlimited amount of coverage through the end of 2012, some accounts previously covered under the voluntary Transaction Account Guarantee (“TAG”) program, such as Negotiable Order of Withdrawal, or NOW, checking accounts, did not benefit from the coverage extension that took effect upon the TAG program’s expiration on December 31, 2010. This change could adversely affect us, especially in light of the concerns about our financial viability. In addition, a stall in the economic recovery or continuation or worsening of current financial market conditions could exacerbate these effects.

We are subject to extensive regulation that has restricted and could further restrict our activities, including capital distributions, and impose financial requirements or limitations on the conduct of our business.

Our operations are subject to extensive regulation by federal, state and local governmental authorities, including the FDIC, the DFI and the OTS, and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules and regulations to which we are subject are evolving and change frequently. Changes to those laws, rules and regulations are also sometimes retroactively applied. Furthermore, the on-site examination cycle for an institution in our circumstances is frequent and extensive. Examination findings by the regulatory agencies may result in adverse consequences to the Company. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the authority to restrict our operations, adversely reclassify our assets, determine the level of deposit premiums assessed and require us to increase our allowance for loan losses.

Legislative action regarding foreclosures or bankruptcy laws may negatively impact our business.

Legislation and regulations have been proposed which, among other things, could allow judges to modify the terms of residential mortgages in bankruptcy proceedings and could hinder our ability to foreclose promptly on defaulted mortgage loans or expand assignee liability for certain violations in the mortgage loan origination process, any or all of which could adversely affect our business or result in our being held responsible for violations in the mortgage loan origination process. These legislative and regulatory proposals generally have focused primarily, if not exclusively, on residential mortgage origination, but we cannot offer assurances as to what, if any, of these initiatives may be adopted or, if adopted, to what extent they would affect our business. Such legislation may limit our ability to take actions that may be essential to preserve the value of the mortgage loans we service or hold for investment. Any restriction on our ability to foreclose on a loan, any requirement that we forego a portion of the amount otherwise due on a loan or any requirement that we modify any original loan terms may require us to advance principal, interest, tax and insurance payments, which would negatively impact our business, financial condition, liquidity and results of operations. Given the relatively high percentage of our business that derives from originating residential mortgages, any such actions are likely to have a significant impact on our business, and the effects we experience will likely be disproportionately high in comparison to financial institutions whose residential mortgage lending is more attenuated.

We are unable to predict whether U.S. federal, state or local authorities, or other pertinent bodies, will enact legislation, laws, rules, regulations, handbooks, guidelines or similar provisions that will affect our business or require changes in our practices in the future, and any such changes could adversely affect our cost of doing business and profitability. See “Regulation and Supervision — Regulation and Supervision of HomeStreet Bank.”

The Dodd-Frank Act is expected to increase our costs of operations and may have a material negative effect on us.

The Dodd-Frank Act significantly changes the laws as they apply to financial institutions and revises and expands the rulemaking, supervisory and enforcement authority of federal banking regulators. It is also expected to have a material impact on our relationships with current and future customers. Although the statute will have a greater impact on larger institutions than regional bank holding companies such as the Company, many of its provisions will apply to us. Among other things, the Dodd-Frank Act:

•

transfers supervision of HomeStreet, Inc. from the OTS to the FRB, which has higher capital requirements for bank holding companies, potentially limiting our ability to deploy our capital into earning assets, which would serve to limit our own earnings;

•

grants the FDIC back-up supervisory authority with respect to depository institution holding companies that engage in conduct that poses a foreseeable and material risk to the Deposit Insurance Fund and heightens the Federal Reserve’s authority to examine, prescribe regulations and take action with respect to all subsidiaries of a bank holding company;

•

prohibits insured state-chartered banks such as ours from engaging in certain derivatives transactions unless the chartering state’s lending limit laws take into consideration credit exposure to derivatives transactions;

•	subjects both large and small financial institutions to data and information gathering by a newly created Office of Financial Research;

•

creates a new Consumer Bureau given rulemaking, examination and enforcement authority over consumer protection matters and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrowers’ ability to repay and prepayment penalties; and

•	imposes certain corporate governance and executive compensation standards that may increase costs of operation and adversely affect our ability to attract and retain management.

Some of these changes are effective immediately, though most will be phased in gradually. In addition, the statute in many instances calls for future rulemaking to implement its provisions, so the precise contours of the law and its effects on us cannot yet be fully understood. The provisions of the Dodd-Frank Act and the subsequent exercise by regulators of their revised and expanded powers thereunder could materially and negatively impact the profitability of our business, the value of assets we hold or the collateral available for our loans, require changes to business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

The short-term and long-term impacts of the new Basel III capital standards and the forthcoming new capital rules to be proposed for non-Basel III U.S. banks is uncertain.

The Basel Committee on Banking Supervision (Basel Committee) recently announced new standards that, if adopted, could lead to significantly higher capital requirements, higher capital charges, a cap on the level of mortgage servicing rights that can be included in capital, and more restrictive leverage and liquidity ratios. These new Basel III capital standards will be phased in from January 1, 2013 until January 1, 2019, and it is not yet known how these standards will be implemented by U.S. regulators or applied to community banks of our size. Implementation of these standards, or any other new regulations, might adversely affect our ability to pay dividends or require us to reduce business levels or raise capital, including in ways that may adversely affect our results of operations or financial condition.

The loss of our key management or the inability to attract and retain key employees could result in a material adverse effect on our business.

The Bank Order requires us to attract and retain qualified management, including a chief executive officer and chief credit officer with the qualifications and experience to manage a bank of comparable size, upgrading low-quality loan portfolios, improving earnings and other matters needing particular attention. We depend on our executive officers and key personnel to continue the implementation of our business strategy and could be harmed by the loss of their services. We believe that our growth and future success will depend in large part upon the skills of our management team. Additionally, our future success and growth will depend upon our ability to recruit and retain highly skilled employees with strong community relationships and specialized knowledge in the financial services industry. The competition for qualified personnel in the financial services industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel.

The financial services industry is highly competitive.

We face heavy competition in virtually all aspects of our business, and the number and character of our competitors are continuing to increase. Among other things, investment accounts may cause clients to consider higher-earning alternatives to bank deposits, particularly during periods such as now, when deposit interest rates are near historic lows. Moreover, technology allows customers and prospective customers much greater access to accounts with other institutions that pay higher rates on deposits, which may limit our ability to raise deposits or increase the associated interest expense. Likewise, we face competition on loans from other commercial banks, as well as from credit unions, insurance companies, mutual funds, and other institutional investors; this competition may limit our earning capacity by limiting our ability to generate loans or by reducing the interest rates we can charge on our loans.

The strength and stability of other financial institutions may adversely affect our business.

Our counterparty risk exposure is affected by the actions and creditworthiness of other financial institutions with which we do business. Negative impacts to our counterparty financial institutions could affect our ability to engage in routine funding transactions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Many of these types of transactions can expose us to credit risk in the event of default by a direct or indirect counterparty or client.

If other financial institutions in our markets dispose of real estate collateral at below-market or distressed prices, such actions may increase our losses and have a material adverse effect our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we report our financial condition and results of operations, and we use estimates in determining the fair value of certain of our assets, which estimates may prove to be imprecise and result in significant changes in valuation.

A portion of our assets are carried on the balance sheet at fair value, including investment securities available for sale, mortgage servicing rights related to single family loans and single family loans held for sale. Generally, for assets that are reported at fair value, we use quoted market prices or internal valuation models that utilize observable market data inputs to estimate their fair value. In certain cases, observable market prices and data may not be readily available or their availability may be diminished due to market conditions. We use financial models to value certain of these assets. These models are complex and use asset-specific collateral data and market inputs for interest rates. Although we have processes and procedures in place governing internal valuation models and their testing and calibration, such assumptions are complex as we must make judgments about the effect of matters that are inherently uncertain. Different assumptions could result in significant changes in valuation, which in turn could affect earnings or result in significant changes in the dollar amount of assets reported on the balance sheet.

Our independent public accounting firm has identified certain significant deficiencies in our internal controls. If we fail to remediate these internal control deficiencies, address the potential for future deficiencies and maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results.

During their audit of our financial statements for the year ended December 31, 2010, our independent registered public accounting firm, identified certain deficiencies in our internal controls, including deficiencies considered to be significant deficiencies. A significant deficiency is a deficiency, or a combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.

Specifically, our independent auditors identified a significant deficiency relating to a monitoring control over the adoption of new accounting policies. They also identified a significant deficiency relating to a monitoring control over the identification and ongoing evaluation of our non-GAAP accounting methods for materiality.

Management has taken steps to address these identified deficiencies through implementation of additional internal control procedures. However, it is possible that these deficiencies may not be fully remediated by these actions, or that we or our independent auditors may identify significant deficiencies in our internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause us to fail to meet the periodic reporting obligations that we will be subject to after this offering or result in material misstatements in our financial statements.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend, and will continue to depend, to a significant extent, on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other Internet systems and deposit and other processing services from third-party service providers. If these third-party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business financial condition and results of operations could be materially adversely affected.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many national vendors provide turn-key services to community banks, such as internet banking and remote deposit capture that allow smaller banks to compete with institutions that have substantially greater resources to invest in technological improvements. We may not be able, however, to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

In addition, because of the demand for technology-driven products, banks are increasingly contracting with outside vendors to provide data processing and core banking functions. The use of technology-related products, services, delivery channels and processes exposes a bank to various risks, particularly transaction, strategic, reputation and compliance risks. There can be no assurance that we will be able to successfully manage the risks associated with our increased dependency on technology.

The network and computer systems on which we depend could fail or experience a security breach.

Our computer systems could be vulnerable to unforeseen problems. Because we conduct a part of our business over the Internet and outsource several critical functions to third parties, operations will depend on our ability, as well as the ability of third-party service providers, to protect computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, physical break-ins or similar catastrophic events. Any damage or failure that causes interruptions in operations could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant barrier to online financial transactions is the secure transmission of confidential information over public networks. Our Internet banking system relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms our third-party service providers use to protect customer transaction date. If any such compromise of security were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of this offering, we will become a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations and compliance with related regulations, will require significant expenditures and place additional demands on our management team. Compliance with these rules will, among other things, require us to assess our internal controls and procedures and evaluate our accounting systems. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy these obligations. In addition, we have hired, and may need to hire further additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses, although we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements, and could divert our management’s attention from our operations.

An interruption in or breach of our information systems could impair our ability to originate loans on a timely basis and may result in lost business.

We rely heavily upon communications and information systems to conduct our lending business. Any failure or interruption or breach in security of our information systems or the third-party information systems that we rely on could cause delays in our operations. We cannot assure you that no failures or interruptions will occur or, if they do occur, that we or the third parties on which we rely will adequately address them. The occurrence of any failures or interruptions could significantly harm our business, financial condition and results of operations.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed and that capital may be dilutive to shareholders.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We believe the net proceeds of this offering will be sufficient to permit us to attain regulatory capital compliance, but we cannot guarantee that we will continue to meet our capital requirements. We may need to raise additional capital, and our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we may not be able to raise additional capital on terms that are acceptable to us, if at all. If we cannot raise additional capital when needed, our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected. In addition, if we are unable to raise additional capital when required by the FDIC and the DFI, we may be subject to additional adverse regulatory action. We may be subject to more severe future regulatory enforcement actions if our financial condition or performance weakens further.

Hedging strategies that we use to manage various risks may be ineffective in mitigating those risks.

We typically use derivatives and other instruments to hedge against certain financial risks. Hedging is a complex process, requiring our managers to be highly qualified to design and manage sophisticated models that require constant monitoring. We use a variety of derivative financial instruments including futures, options, forward sales and interest rate swaps, among others. Our models and the related instruments may not fully correlate with the risks being hedged. If we fail to appropriately manage our hedging, our financial results may be adversely affected.

Federal, state and local consumer lending laws may restrict our ability to originate or increase our risk of liability with respect to certain mortgage loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans, and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending, servicing and loan investment activities. They increase our cost of doing business, and ultimately may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

Risks Associated with our Securities

There has been no trading market for our common stock and an active market may not be developed or maintained, and the market price of our common stock may be volatile.

Before this offering, there has been no public market for our common stock. Although we have applied for listing of our common stock on the Nasdaq Global Market, an active trading market for our common stock may never develop or be sustained. In addition, you will pay a price for our common stock in this offering that was not established in a competitive market. Instead, you will pay a price that we negotiated with the underwriter. See “Underwriting” for factors considered in determining the initial public offering price. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets and may be higher than the market price of our common stock after this offering. In particular, we cannot assure you as to:

•	the likelihood that an active public trading market for the shares of our common stock will develop after this offering, or, if developed, that a public trading market can be sustained;

•	the liquidity of any such market;

•	the ability of our shareholders to sell their shares of our common stock; or

•	the price that our shareholders may obtain for their shares of our common stock.

If no public market develops, it may be difficult or impossible to resell our common stock if you should desire to do so. Even if an active trading market develops, the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations after this offering. We cannot predict how the shares of our common stock will trade in the future. Some of the factors that could negatively affect our share price include:

•	actual or anticipated variations in our quarterly operating results and, in particular, further deterioration of asset quality;

•	changes in revenue or financial estimates or publication of research reports and recommendations by financial analysts;

•	publication of research reports about us or the commercial and residential real estate industry;

•	our ability to continue as a going concern;

•	fluctuations in the stock price and operating results of our competitors;

•	our ability to execute our business plan and forecasted growth;

•	additions or departures of key management personnel;

•	proposed or adopted regulatory changes or developments;

•	speculation in the press or investment community;

•	issuances of new equity pursuant to future offerings; and

•	general market and economic conditions.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility recently. As a result, the market price of our common stock may be volatile. The trading price of our common stock will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities and other factors identified in the Summary above under the heading “Forward-Looking Statements.” Accordingly, the shares of our common stock that an investor purchases, whether in this offering or in the secondary market, may trade at a price lower than that at which they were purchased. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength.

A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

Your interest in us may be diluted if we issue additional shares.

Existing shareholders and potential investors in this offering do not have preemptive rights to purchase or subscribe for any common stock issued by us in the future. Subject to market conditions, we may take further capital raising actions in addition to the issuance of our common stock offered by this prospectus. Such actions could include, among other things, the issuance of additional shares of our common stock in public or private transactions. In addition, we face significant regulatory and other governmental risk as a financial institution, and it is possible that capital requirements and directives could in the future require us to change the amount or composition of our current capital, including common equity.

Therefore, investors purchasing shares in this offering may experience dilution of their equity investment if we sell additional common stock in the future, sell securities that are convertible into common stock or issue options or warrants exercisable for shares of common stock. In addition, we could sell securities at a price less than the then-current net asset value per share.

Shortly after this offering, we intend to file a registration statement on Form S-8 to register shares of our common stock issuable under our 2010 Equity Incentive Plan as well as shares to be issued as awards under a director equity compensation plan, and a registration statement to register the resale of shares held in our Employee Stock Ownership Plan. All of these shares of our common stock will be freely tradable without restriction or further registration under the federal securities laws except to the extent purchased by one of our affiliates. See “Shares Eligible for Future Sale.”

If the proceeds from this offering are not sufficient to satisfy our capital and liquidity needs or to satisfy changing regulatory requirements, we may need even more capital and could be subject to further regulatory restrictions, either of which could significantly adversely affect us and the trading price of our stock.

We must maintain certain minimum regulatory capital ratios. While we believe that the capital expected to be raised through this offering should be sufficient capital for our operations, including satisfaction of the capital requirements set forth in the Bank Order, if we are unable to meet our minimum capital ratios, we may be forced to raise additional capital. In addition, we may elect to raise additional capital to support our business or to finance potential acquisitions, if any, or we may otherwise elect to raise additional capital. No assurance can be given that sufficient additional capital would be available on acceptable terms or at all. Factors affecting whether we would need to raise additional capital include, among others, changing requirements of regulators, additional provisions for loan losses and loan charge-offs and other risks discussed in this “Risk Factors” section.

Our ability to raise additional capital will depend on conditions in the capital markets at such time that are outside our control, as well as on our financial performance. If sufficient capital were not available, we would consider a variety of alternatives, including the sale of assets. Under such forced-sale conditions, we may not be able to realize the fair value of the assets sold. Other alternatives would include changing our business practices or entering into additional equity transactions. Even if capital is available, the terms and pricing of such securities may be dilutive to existing shareholders and cause the price of our outstanding securities to decline.

Some provisions of our articles of incorporation and bylaws and certain provisions of Washington law may deter takeover attempts, which may limit the opportunity of our shareholders to sell their shares at a favorable price.

Some provisions of our articles of incorporation and bylaws may have the effect of deterring or delaying attempts by our shareholders to remove or replace management, to commence proxy contests, or to effect changes in control. These provisions include:

•	a classified board of directors so that only approximately one third of our board of directors is elected each year;

•	elimination of cumulative voting in the election of directors;

•	procedures for advance notification of shareholder nominations and proposals;

•	the ability of our board of directors to amend our bylaws without shareholder approval; and

•

the ability of our board of directors to issue shares of preferred stock without shareholder approval upon the terms and conditions and with the rights, privileges and preferences as the board of directors may determine.

In addition, as a Washington corporation, we are subject to Washington law which imposes restrictions on some transactions between a corporation and certain significant shareholders. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control.

There are substantial regulatory limitations on ownership of our common stock and changes of control.

Federal regulations place limitations on the level of ownership of our common stock. Under the Federal Change in Bank Control Act and the Savings and Loan Holding Company Act, a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10.0% or more of any class of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the OTS. Under the Change in Bank Control Act, the OTS has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the antitrust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

We have deferred payment of the interest on our outstanding TruPS for each quarter since December 15, 2008 and, accordingly, we are prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, our common stock.

There are currently four separate series of the TruPS outstanding, each issued under a separate indenture and with a separate guarantee. Each of these indentures, together with the related guarantee, prohibits us, subject to limited exceptions, from declaring or paying any dividends or distributions on, or redeeming, repurchasing, acquiring or making any liquidation payments with respect to, any of our capital stock at any time when (a) there is an event of default under such indenture (including a default that will occur solely with passage of time); (b) we are in default with respect to payment of any obligations under such guarantee; or (c) we have deferred payment of interest on the debentures outstanding under that indenture. We are entitled, at our option but subject to certain conditions, to defer payments of interest on each series of debentures from time to time for up to five years.

Events of default under each indenture generally consist of our failure to pay interest on the TruPS (except in certain circumstances, including a deferral of interest described in (c) above), our failure to pay any principal of, or premium, if any, on, such TruPS when due, our failure to comply with certain covenants under such indenture, and certain events of bankruptcy, insolvency or liquidation relating to us or, in some cases certain of our significant subsidiaries.

Because we have deferred payments of interest on each series of the TruPS, we are prohibited by the indentures from declaring or paying any dividends on our common stock, repurchasing or otherwise acquiring our common stock and making any payments to holders of our common stock in the event of our liquidation. These restrictions, which will continue until we are current on interest payments with respect to these indentures, may have a material adverse effect on the market value of our common stock. This will cause us to incur increasing interest expense as deferred interest payments are capitalized to principal, and may limit our ability to raise additional capital.

The proceeds of this offering are intended to be used, in part, to pay deferred interest payments and to provide liquidity at HomeStreet, Inc. for the payment of future interest on TruPS in the event that HomeStreet Bank is unable to make sufficient dividend distributions to HomeStreet, Inc. to make future interest payments. No assurance can be given that the proceeds from the successful completion of this offering will be sufficient for these purposes.

Moreover, without notice to or consent from the holders of our common stock, we may issue additional series of TruPS in the future with terms similar to those of the existing debentures, or enter into other financing agreements that limit our ability to purchase or to pay dividends or distributions on our capital stock, including our common stock.

Management and the board of directors have significant discretion over the investment of the offering proceeds and may not be able to achieve acceptable returns on the proceeds from the offering.

We will have significant flexibility in determining how to apply the net proceeds of this offering, and you will not be able to influence how we deploy this capital in the near term. If we do not apply these funds effectively, we may lose significant business opportunities. Our management may use the proceeds from this offering for corporate purposes that may not increase our market value or make us profitable. Our failure to utilize these funds effectively could reduce our profitability and our stock price could decline if the market does not view our use of the net proceeds from this offering favorably. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank savings account or deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or any other public or private entity. As a result, if you acquire our common stock, you could lose some or all of your investment.

FORWARD-LOOKING STATEMENTS

This prospectus, including statements under “Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere, contains forward-looking statements concerning the Company, the Bank, and their respective subsidiaries, operations, performance, financial conditions and likelihood of success. Forward-looking statements are based on many beliefs, assumptions, estimates and expectations of our future performance, taking into account information currently available to us, and include statements about the competitiveness of the banking industry. When used in this prospectus, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” and similar expressions (or the negative of these terms) generally identify forward-looking statements. Statements regarding the following subjects, among others, are forward-looking by their nature:

•	our business strategy and projected operating results;

•	our ability to effectively implement and manage our turnaround plan;

•	the removal of the Orders, including the date by which the Orders will be removed, if at all;

•	our ability to effectively use the proceeds of this offering;

•	our ability to grow, including managing that growth;

•	the quality of our loan and investment portfolios;

•	our ability to compete in the marketplace;

•	market trends; and

•	projected capital and operating expenditures.

Our beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with, among others, the following factors that could cause actual results to vary from our forward-looking statements:

•

the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”;

•

our ability to manage the credit risks of our lending activities, including potential increases in loan delinquencies, nonperforming assets and write offs, decreased collateral values, inadequate loan reserve amounts and the effectiveness of our hedging strategies;

•

general economic conditions, either nationally or in our market area, including a continuation or worsening of the housing market, employment trends, business contraction, consumer confidence, real estate values and other recessionary pressures;

•	changes in the levels of general interest rates, deposit interest rates, our net interest margin and funding sources;

•	potential changes in interest rates which may affect demand for our products as well as the success of our interest rate risk management strategies;

•

compliance with regulatory requirements, including new laws and regulations such as the Dodd-Frank Act as well as restrictions that may be imposed by the OTS, the FDIC, the DFI, the Federal Reserve Board or other regulatory authorities pursuant to the cease and desist orders or other discretionary enhanced supervision which could adversely affect our capital, liquidity and earnings;

•	our ability to control costs while meeting operational needs and retaining key members of our senior management team and other key managers and business producers;

•	the possibility of a significant reduction in our mortgage banking profitability if we are not able to or are limited in our ability to resell mortgages; and

•	increased competition in our industry due in part to consolidation.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We are not obligated to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this prospectus is, or should be relied upon as, a promise, a guaranty or representation as to our future performance. You may lose some or all of your investment if you invest in our common stock.

NOTE REGARDING MARKET AND INDUSTRY DATA

This prospectus contains market and industry data that we have obtained from independent industry sources and publications as well as from research and third party and governmental reports and publications prepared for other purposes. Although we believe that these sources are reliable, neither we nor the underwriters have independently verified the data obtained from these sources.

USE OF PROCEEDS

We estimate that the net proceeds that we will receive in this offering will be approximately $            , based upon the expected sale of              shares of our common stock by us in this offering at an assumed offering price of $             per share and after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by us. This estimated amount of net proceeds assumes that the underwriters’ over allotment option is not exercised. If the over allotment option is exercised in full, our net proceeds are expected to be approximately $            .

We intend to contribute approximately $150.0 million of net proceeds from this offering to the Bank as equity capital in order to help us comply with the minimum capital ratio requirements of the Orders. We have reviewed with our regulators our expectations regarding this offering and the implementation of our accelerated asset resolution plan, or “AARP,” including pro forma capital ratios and asset quality measures. Based on those discussions, we believe the actions taken to date, the successful completion of this offering and the contribution of $150.0 million of the proceeds hereof, and the successful execution of the AARP will allow us to satisfy the requirements of the Orders. The actual contribution to the Bank of proceeds from this offering will be an amount management determines to be adequate to bring the Bank into compliance with the capital adequacy provisions of the Bank Order (see “Regulation and Supervision – Cease and Desist Orders – Bank Order”), but the amount contributed will take into account, among other things, changes in average assets and variations in the Bank’s net income that affect our actual regulatory capital ratios between March 31, 2011 and the completion of this offering. While we expect to continue to incur operating losses in the near term, should we incur higher than anticipated operating losses or significant further deterioration in asset quality, the proceeds of the offering and results of the AARP may not be sufficient to satisfy the capital ratio and asset quality requirements of the Bank Order. If the proceeds of the offering and the results of the AARP are insufficient to satisfy the Orders, we will continue to execute the elements of our turnaround plan until such time as we have satisfied the requirements of the Orders. If either or both of the Orders remain in effect we will continue to face significant restrictions on our operations. See “Business — Turnaround Plan.”

We intend to utilize a portion of the net proceeds from this offering to pay deferred interest on our TruPs. Since December 2008, we have elected to defer interest payments totaling $9.1 million as of March 31, 2011 on our TruPs as allowed under the related agreements.

The remaining proceeds will be used by HomeStreet, Inc., for general corporate purposes.

The amount and timing of the actual use of proceeds described above may vary significantly and depend on a number of factors. See “Risk Factors,” “Regulation and Supervision — Cease and Desist Order.”

CAPITALIZATION

The following table sets forth, among other things, our cash and cash equivalents, liabilities, capitalization and regulatory capital ratios as of March 31, 2011:

•	on an actual basis; and

•

on a pro forma basis to give effect to, and show the impact of, the issuance of our common stock in this offering at $             per share, net of the underwriters’ discounts and commissions and other offering expenses paid by us in connection with this offering and, as to the Bank’s capital ratios, the contribution of $150.0 million from the proceeds of this offering to the Bank.

This table should be read in conjunction with the more detailed information contained elsewhere in this prospectus, including “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Pro Forma and Separate Financial and Other Data” and the audited annual and unaudited interim financial statements and other financial information and related notes included elsewhere in this prospectus. Proforma capital ratios depicted below assume a contribution to the Bank of $150.0 million from the proceeds of this offering. The actual contribution will be an amount management determines to be adequate to bring the Bank into compliance with the capital adequacy provisions of the Bank Order (see “Regulation and Supervision – Cease and Desist Orders – Bank Order”), but the amount contributed will take into account, among other things, changes in average assets and variations in the Bank’s net income that affect our actual regulatory capital ratios between March 31, 2011 and the completion of this offering.

	As reported	Adjustments
		Offering of the Common Stock Pursuant to this Prospectus	Pro Forma
Liabilities
Deposits	$2,066,842
FHLB Advances	$114,544
Senior debentures	$61,857
Accrued expenses and other liabilities	$48,182

Total liabilities	$2,291,425

Shareholders’ Equity
Preferred stock, no par value; 10,000 shares authorized; no shares issued and outstanding
Common stock, no par value; 100,000,000 shares authorized; 3,377,186 shares issued and outstanding, actual; and shares issued and outstanding, pro forma	$511
Additional paid in capital	$20
Retained earnings	$58,178
Treasury stock
Accumulated other comprehensive loss, net of taxes	$(7,495)

Total shareholders’ equity	$51,214

Per Common Share
Common book value per share	$15.16
Tangible common book value per share	$15.04

Regulatory Capital Ratios for the Bank:
Tier 1 Core Capital Ratio	4.5%
Tier 1 Risk-Based Capital Ratio	7.0%
Total Risk-Based Capital Ratio	8.3%

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay and our net tangible book value per share immediately after this offering.

Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock as adjusted for the expected sale of              shares of our common stock by us in this offering at an assumed offering price of $             per share and for our receipt of the estimated net proceeds of that sale after deducting the estimated underwriter’s discounts and commissions and estimated offering expenses payable by us.

Our net tangible book value as of March 31, 2011 was $50.8 million, or $15.04 per share of our common stock. Based on the foregoing, our pro forma, net tangible book value as adjusted and as of the completion of this offering would be approximately $            , or $             per share of our common stock. This amount represents an immediate increase in net tangible book value of $             per share to our shareholders as of December 31, 2010, and an immediate dilution in net tangible book value of $             per share of our common stock to purchasers in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price before any transaction costs		$
Pro forma net tangible book value of each share of our common stock as of , 2011	$
Increase in net tangible book value of each share of our common stock attributable to new investors	$
Pro forma, as adjusted net tangible book value of each share of our common stock assuming the completion of this offering		$
Dilution in pro forma net tangible book value of each share of our common stock to new investors		$

If the underwriters exercise in full their over-allotment option, dilution per share to new investors would be approximately $             based on the assumptions set forth above.

The following table summarizes, as of March 31, 2011, on the pro forma basis, as adjusted, described above, the differences between existing shareholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriter’s discounts and commissions and our estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing shareholders
New investors in this offering
Total

As of March 31, 2011, there were options outstanding to purchase an aggregate of 279,000 shares of our common stock with exercise prices ranging from $0.90 to $1.20 per share. Following the closing of this offering, we will also have available for issuance as awards under our 2010 Equity Incentive Plan an additional number of shares of common stock equal to 10.0% of the number of issued and outstanding shares of our common stock following the closing of this offering calculated on a fully diluted basis. We also will have available for issuance up to 105,000 shares of common stock that will be issuable to our non-employee directors as part of their annual compensation under our 2011 Director Equity Incentive Plan.

DIVIDEND POLICY

The board of directors of HomeStreet, Inc. has in the past authorized an annual cash dividend. The most recent dividend it declared was paid on April 15, 2008 to shareholders of record as of April 1, 2008 at a rate of $0.90 per share, which equated to $3.0 million, or 14.8% of our net income for the year ended December 31, 2007.

The amount and timing of any future dividends has not been determined. The payment of dividends will depend upon a number of factors, including capital requirements, the Company’s and the Bank’s financial condition and results of operations, tax considerations, statutory and regulatory limitations, general economic conditions and certain restrictions described below.

We are currently subject to a cease and desist order issued by the OTS that prohibits us from declaring, making or paying any dividends on our common stock without the prior written consent of the OTS. See “Regulation and Supervision — Cease and Desist Orders” for information on that regulatory restriction.

Our outstanding trust preferred securities, or TruPS, also restrict the payment of dividends under the terms of their indentures. We have issued $61.9 million in junior subordinated debentures in connection with the sale of TruPS by the HomeStreet Statutory Trusts. The related indenture agreements, guarantees and declarations of trust for each statutory trust prohibit us, subject to limited exceptions, from declaring or paying any dividends or distributions on, or redeeming, repurchasing, acquiring or making any liquidation payments with respect to, any of our capital stock at any time when (1) an event of default has occurred or is occurring under such debentures (2) we are in default with respect to payment of any obligations under such guarantee or (3) we have deferred payment of interest on the outstanding junior subordinated debentures, which deferral of interest is permitted by the terms of the indentures from time to time for up to five years. We have deferred payment of interest on all of the junior subordinated debentures for each quarter since December 15, 2008. Accordingly, the restrictions on dividends and repurchases described in this paragraph are effective and will continue to be effective until we are current on our interest payments with respect to the junior subordinated debentures. See “Business — Our Structure.”

Our ability to pay dividends will also depend, in large part, upon receipt of dividends from the Bank. We will have limited sources of income other than dividends from the Bank and earnings from the investment of proceeds from this offering that we retain. The Bank is also currently subject to a cease and desist order issued by the FDIC and the DFI that prohibits the Bank from declaring, making or paying any dividends on its common stock without prior written consent of the FDIC and the DFI. See “Regulation and Supervision — Cease and Desist Orders” for more information on that regulatory restriction.

For the foregoing reasons, there can be no assurance that we will pay dividends on our common stock in any future period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical consolidated financial and other data for us at and for each of the periods ended as described below. The selected historical consolidated financial data as of and for the three months ended March 31, 2011 and 2010 have been derived from our unaudited consolidated financial statements and related notes included in this prospectus. The selected historical consolidated financial data as of December 31, 2010 and 2009 and for each of the years ended December 31, 2010, 2009 and 2008 have been derived from, and should be read together with, our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2008, 2007 and 2006 for each of the years ended December 31, 2007 and 2006 have been derived from our audited consolidated financial statements for those years, which are not included in this prospectus. You should read the summary selected historical consolidated financial and other data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto, which are included elsewhere in this prospectus. We have prepared our unaudited information on the same basis as our audited consolidated financial statements and have included, in our opinion, all adjustments that we consider necessary for a fair presentation of the financial information set forth in that information.

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
(in thousands, except share data)
Income Statement (for the period ended):
Net interest income	$11,590	$7,115	$39,034	$31,502	$75,885	$90,037	$86,779
Provision for loan losses	—	7,000	37,300	153,515	34,411	10,955	6,471
Noninterest income	14,465	15,734	96,931	59,230	40,346	23,298	19,313
Noninterest expense	33,461	20,940	132,215	94,448	70,189	71,253	68,131

Net (loss) income before taxes	(7,406)	(5,091)	(33,550)	(157,231)	11,631	31,127	31,490
Income taxes	43	—	697	(46,955)	3,202	10,663	10,173

Net (loss) income	$(7,449)	$(5,091)	$(34,247)	$(110,276)	$8,429	$20,464	$21,317

Basic earnings per common share	$(2.21)	$(1.51)	$(10.14)	$(32.65)	$2.50	$6.06	$6.30
Diluted earnings per common share	$(2.21)	$(1.51)	$(10.14)	$(32.65)	$2.50	$6.04	$6.24
Common share outstanding	3,377,186	3,377,186	3,377,186	3,377,186	3,377,186	3,368,204	3,379,606
Weighted average common shares
Basic	3,377,186	3,377,186	3,377,186	3,377,186	3,371,622	3,376,351	3,384,162
Diluted	3,377,186	3,377,186	3,377,186	3,377,186	3,375,894	3,390,692	3,416,195
Shareholders’ equity per share	$15.16	$28.53	$17.41	$27.21	$61.03	$58.80	$53.36
Dividends per share	$—	$—	$—	$—	$0.90	$0.90	$0.85
Dividend payout ratio	—	—	—	—	36.00%	14.85%	13.49%
Financial position (at period end):
Cash and cash equivalents	$170,795	$220,468	$72,639	$217,103	$270,577	$43,635	$53,972
Investment securities available for sale	304,404	643,324	313,513	657,840	56,337	111,621	115,327
Loans held for sale	82,803	53,280	212,602	57,046	48,636	77,969	67,914
Loans held for investment, net	1,500,550	1,907,489	1,538,521	1,964,994	2,425,887	2,428,214	2,067,247
Mortgage servicing rights (1)	95,952	83,402	87,232	78,372	57,699	53,422	50,270
Other real estate owned	98,863	123,411	170,455	107,782	20,905	1,974	1
Total assets	2,342,639	3,169,749	2,485,697	3,209,536	2,958,911	2,793,935	2,428,054
Deposits	2,066,842	2,293,093	2,129,742	2,332,333	1,911,311	1,717,681	1,536,768
FHLB advances	114,544	674,715	165,869	677,840	705,764	746,386	575,063
Shareholders’ equity	51,214	96,365	58,789	91,896	206,103	198,052	180,322
Financial position (averages):
Investment securities available for sale	141,309	201,937	457,930	372,320	119,720	113,333	133,424
Loans held for investment	1,589,182	2,046,590	1,868,039	2,307,215	2,519,811	2,239,639	1,901,996
Total interest earning assets	2,145,093	2,956,932	2,642,693	3,056,755	2,762,723	2,435,145	2,103,862
Total interest bearing deposits	1,889,742	2,106,716	2,071,237	2,012,971	1,557,533	1,452,742	1,255,402
FHLB advances	159,829	375,791	382,083	685,715	734,989	617,225	520,881
Total interest bearing liabilities	$2,114,062	$2,849,547	$2,522,767	$2,776,163	$2,485,786	$2,170,807	$1,863,969
Shareholders’ equity	$58,130	$94,798	$90,732	$150,866	$199,058	$190,590	$169,977
Financial performance:
Return on average common shareholder equity (2)	(51.26)%	(18.76)%	(38.00)%	(68.90)%	4.23%	10.74%	12.54%
Return on average assets	(1.25)%	(0.56)%	(1.19)%	(3.47)%	0.29%	0.79%	0.96%
Net interest margin (3)	2.17%	0.96%	1.49%	1.04%	2.78%	3.68%	4.16%
Efficiency ratio (4)	128.42%	91.65%	97.24%	104.10%	60.39%	62.87%	64.22%
Operating efficiency ratio (5)	83.31%	58.60%	73.56%	92.55%	59.06%	62.82%	64.17%

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Credit quality:
Allowance for loan losses	$62,156	$104,724	$64,177	$109,472	$58,587	$38,804	$27,834
Allowance for loan losses/Total loans	3.98%	5.20%	4.00%	5.28%	2.36%	1.57%	1.33%
Allowance for loan losses/nonperforming loans	50.08%	32.03%	56.69%	29.25%	77.72%	114.95%	2,181.35%
Total classified assets	$298,742	$525,792	$363,947	$570,013	$376,424	$114,797	$34,418
Classified assets/total assets	12.75%	16.59%	14.64%	17.76%	12.72%	4.11%	1.42%
Total nonaccrual loans (6)	$124,118	$327,007	$113,210	$374,218	$75,386	$33,757	$1,276
Nonaccrual loans/Total loans	7.94%	16.25%	7.06%	18.04%	3.03%	1.37%	0.06%
Total nonperforming assets	$222,981	$450,417	$283,665	$482,000	$96,289	$35,731	$1,277
Nonperforming assets/total assets	9.52%	14.21%	11.41%	15.02%	3.25%	1.28%	0.05%
Net charge-offs	$2,100	$11,748	$83,156	$101,680	$14,628	$(15)	$117
Regulatory capital ratios for the bank:
Tier 1 capital to total assets (leverage)	4.50%	4.60%	4.50%	4.50%	8.70%	9.00%	9.90%
Tier 1 risk-based capital	7.00%	7.30%	6.90%	7.20%	10.50%	9.90%	11.00%
Total risk-based capital	8.30%	8.60%	8.20%	8.50%	11.80%	11.20%	12.30%
SUPPLEMENTAL DATA:
Loans serviced for others:
Single-family	$6,521,284	$5,911,904	$6,343,158	$5,820,946	$4,695,804	$3,775,362	$3,389,050
Multifamily	784,445	798,907	776,671	810,910	822,512	715,946	729,715
Other	58,150	69,392	58,765	69,839	74,230	77,329	53,682

Total loans serviced for others	$7,363,879	$6,780,203	$7,178,594	$6,701,695	$5,592,546	$4,568,637	$4,172,447

Loan origination activity:
Single-family	$276,894	$335,317	$2,069,144	$2,727,457	$1,735,897	$1,568,834	$1,445,218
Other	11,276	27,114	120,058	124,433	817,438	1,332,147	1,650,072

Total loan origination activity	$288,170	$362,431	$2,189,202	$2,851,890	$2,553,335	$2,900,981	$3,095,290

(1)	On January 1, 2010, we elected to carry mortgage servicing rights related to single family loans at fair value, and elected to carry single family mortgage loans held for sale using the fair value option.

(2)	Net earnings (loss) available to common shareholders divided by average common shareholders’ equity.

(3)	Net interest income divided by total average earning assets on a taxable-equivalent basis.

(4)	The efficiency ratio is noninterest expense divided by total revenue (net interest income and noninterest income).

(5)	We include an operating efficiency ratio which is not calculated based on accounting principles generally accepted in the United States (“GAAP”), but which we believe provides important information regarding our result of operations. Our calculation of the operating efficiency ratio is computed by dividing noninterest expense less costs related to OREO (gains (losses) on sales, valuation allowance adjustments, and maintenance and taxes) by total revenue (net interest income and noninterest income). Management uses this non-GAAP measurement as part of its assessment of performance in managing noninterest expense. We believe that costs related to OREO are more appropriately considered as credit-related costs rather than as an indication of our operating efficiency. The following table provides a reconciliation of non-GAAP to GAAP measurement.

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Efficiency ratio	128.42%	91.65%	97.24%	104.10%	60.39%	62.87%	64.22%
Less impact of OREO expenses	45.11%	33.04%	23.68%	11.55%	1.33%	0.05%	0.05%

Operating efficiency ratio	83.31%	58.60%	73.56%	92.55%	59.06%	62.82%	64.17%

(6)	Generally, loans are placed on nonaccrual status when they are 90 or more days past due.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s perspective on the financial condition and results of operations of HomeStreet, Inc. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including the consolidated financial statements and related notes, and should be read in conjunction with the accompanying tables and our annual audited and quarterly unaudited financial statements. To the extent this discussion describes prior performance, the descriptions relate only to the periods listed and readers are cautioned that prior performance may not be indicative of our future financial outcomes. In addition, some of the information contained in this section or set forth elsewhere in this prospectus, including discussions about our plans and strategy for our business and our expectations for the effects of those plans, includes forward-looking statements that involve risks, uncertainties and assumptions. See “Forward-Looking Statements” described in the Summary section above. Actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis as a result of many factors, including those discussed in “Risk Factors.”

Overview

We are a 90-year-old diversified financial services company headquartered in Seattle, Washington, that has grown from a small mortgage bank to a full-service community bank serving consumers and businesses in the Pacific Northwest and Hawaii. In 1986 we established the Bank to fund our lending activities and to offer a broader range of products and services. Our banking strategy has allowed us to expand our lending activities while building stable core deposits and a more diversified core customer base that offers cross-selling opportunities. The Bank has the oldest continuous relationship of all Fannie Mae seller servicers in the nation, having been the second company approved by Fannie Mae at its founding in 1938.

Our primary subsidiaries are HomeStreet Bank and HomeStreet Capital Corporation. HomeStreet Bank is a Washington state-chartered savings bank that provides deposit and investment products and cash management services. The Bank also provides loans for single family homes, commercial real estate, construction, land development and commercial businesses. HomeStreet Capital Corporation, a Washington corporation, originates, sells and services multifamily mortgage loans under the Fannie Mae Delegated Underwriting and Servicing™ Program (“DUS”) in conjunction with HomeStreet Bank. We also provide insurance products and services for consumers and businesses as HomeStreet Insurance and loans for single family homes through a joint venture, Windermere Mortgage Services Series LLC (“WMS”). At March 31, 2011, we had total assets of $2.34 billion, net loans held for investment of $1.50 billion, deposits of $2.07 billion, and shareholders’ equity of $51.2 million. At December 31, 2010, we had total assets of $2.49 billion, net loans held for investment of $1.54 billion, deposits of $2.13 billion and shareholders’ equity of $58.8 million.

We earn a profit by generating positive “net interest income” which is primarily the difference between our interest income earned on loans and investment securities less the interest we pay on deposits, Federal Home Loan Bank advances, and other borrowings. Our net interest income does not include “noninterest income” from origination, sale and servicing of loans, and fees earned on deposit services and investment and insurance sales.

Beginning in approximately 2004, we increased our concentration in construction lending in an effort to offset the earnings volatility of our single family lending. We also expanded our branch network in order to grow our deposit base to help fund these loans. However, driven by our opportunities to lend in the fast-growing residential construction sector, we also continued to supplement the funding provided by our growing core deposit base with higher cost and potentially more volatile noncore retail and brokered certificates of deposits and with borrowings that included increasing advances on our line of credit with the Federal Home Loan Bank of Seattle (the “FHLB”). Additionally, to fund the scheduled maturity of our $30.0 million senior credit facility with USAA Life Insurance Company and to augment working capital at HomeStreet, Inc. and regulatory capital at the Bank, between 2005 and 2007 we issued approximately $61.9 million in trust preferred securities. The global recession, which began in 2007 and continued until June 2009, caused our business to experience a series of interrelated events, the combination of which triggered significant loan and operating losses, eroded capital, seriously weakened our financial condition, challenged our ability to maintain liquidity and strained our regulatory relations.

The U.S. economic recession resulted in deteriorating conditions in the U.S. housing market that have continued to depress real estate values. We believe these conditions will continue to improve slowly for the foreseeable future. As a result, many lenders have been forced out of business or have severely curtailed their operations and most remaining lenders have tightened underwriting standards. As a consequence of these changing conditions in real estate loan availability and the reduction in owners’ equity due to falling real estate values, many borrowers have been unable either to refinance existing loans or sell their homes. Similarly, many prospective home buyers have found it harder to obtain credit. Unemployment rates remain elevated, foreclosure rates have increased, housing inventories have ballooned and home prices have declined. Affected borrowers have struggled to keep their loans current or to refinance into lower interest rate products. These forces have combined to result in significant credit deterioration, particularly in our residential construction and land loan portfolio.

Primarily as a result of rising defaults on residential construction and land loans, our ratio of nonperforming loans to total loans increased from 1.4% at December 31, 2007 to 3.0% at December 31, 2008 and 18.0% at December 31, 2009.

Moreover, although our average interest earning assets increased from $2.44 billion during 2007 to $3.06 billion during 2009, our average loans held for investment remained relatively constant over that period, increasing from $2.24 billion during 2007 to $2.31 billion during 2009. Additionally, due to rising levels of problem assets, nonperforming assets increased from $35.7 million at December 31, 2007 to $482.0 million at December 31, 2009. During this same period, we established and maintained a high level of liquidity and invested this liquidity in short duration, low-yielding investments. At the same time, in response to the economic turmoil in the national economy, the Federal Reserve Open Market Committee reduced the target interest rate for Federal Funds to its lowest level since 1955 and market interest rates, including the prime rate and LIBOR, decreased accordingly. Most of our loans are variable interest rate loans tied to these indexes. The impact of declining interest rates has been more significant than with our peer institutions as a result of the absence of interest rate floors on many of our loans. At December 31, 2007, $1.35 billion of loans, or 54.8% of net loans, did not have interest rate floors. This combination of circumstances led to a substantial decline in our net interest income, which declined from $90.0 million for the year ended December 31, 2007, to $75.9 million for 2008 and to $31.5 million for 2009. In addition, due to deteriorating credit quality, our provision for loan losses increased from $11.0 million for the year ended December 31, 2007 to $34.4 million and $153.5 million for the years ended December 31, 2008 and 2009, respectively. The economic impact of the foregoing on our results of operations, financial condition and regulatory capital ratios has been severe. For the year ended December 31, 2009, we recognized a net loss of $110.3 million. Additionally, despite our efforts to decrease total assets to mitigate the impact of losses on our regulatory capital ratios, our Tier 1 and total risk based capital ratios fell from 9.0% and 11.2% at December 31, 2007, to 4.5% and 8.5% at December 31, 2009.

As a result of the deterioration in our asset quality, operating performance and capital adequacy, on May 8, 2009, we entered into an agreement with HomeStreet Bank’s primary banking regulators, the Federal Deposit Insurance Corporation, or FDIC, and the Washington State Department of Financial Institutions, or DFI, pursuant to which we consented to the entry of an Order to Cease & Desist from certain allegedly unsafe and unsound banking practices. On May 18, 2009, we entered into a similar agreement with HomeStreet, Inc.’s primary regulator, the Office of Thrift Supervision, or OTS. We refer to the Order to Cease & Desist with the FDIC and the DFI as the Bank Order, the Order to Cease & Desist with the OTS as the Company Order, and to the Bank Order and Company Order collectively as the Orders. Among other things, the Orders required us to increase our capital to certain specified levels, improve management, reduce classified assets and improve earnings. The Orders are described in more detail under “Regulation and Supervision — Cease and Desist Orders.”

In light of the then-prevailing economic conditions confronting our organization and to acquire management experienced in bank turnaround and capital raising, the boards of directors of the Company and the Bank recruited a management team that has proven expertise in raising capital and in turning around troubled financial institutions. Beginning in late 2009, we hired Mark Mason, our Chief Executive Officer, David Hooston, our Chief Financial Officer, Jay Iseman, our Chief Credit Officer, and Godfrey Evans, our General Counsel and Chief Administrative Officer. These executives have developed and implemented a plan to manage and reduce our credit risk, reduce other real estate owned, or OREO, and associated loan and real estate loss exposures, improve our asset yields, maintain liquidity, increase and improve our core deposit base, reduce noncore funding dependence, reduce noninterest expenses, raise capital, and improve our relationships with our federal and state banking regulators. See “Business — Turnaround Plan.”

As discussed below in greater detail, our new management team has improved our business since joining us, substantially improving our financial condition, results of operations and credit risk profile. Among other things, under our new management team:

•

Classified assets have declined from $737.9 million, or 22.9% of total assets, at September 30, 2009, to $298.7 million, or 12.8% of total assets, at March 31, 2011, and our nonperforming assets declined from $452.0 million, or 14.0% of total assets, to $223.0 million, or 9.5% of total assets, during that same period. More significantly, nonperforming loans have decreased from $388.7 million, or 17.7% of total loans, at September 30, 2009, to $124.1 million, or 7.9% of total loans, at March 31, 2011, and our ratio of total delinquent and nonaccruing loans to total loans has declined from 22.6% to 12.0% over the same period.

•

Construction and land loans, the type of loans from which we have experienced the highest default and losses during this economic downturn, have decreased from $733.4 million, or 33.4% of total loans, at September 30, 2009, to $271.7 million, or 17.4% of total loans, at March 31, 2011.

•

Loan loss provisions and net charge-offs have decreased from $153.5 million and $101.7 million for 2009 to $37.3 million and $83.2 million, respectively, for 2010. We recorded no provision expense during the first quarter of 2011 as charge-offs were substantially offset by loan recoveries.

•

Bank noncore funding (retail certificates of deposit greater than $250,000, brokered deposits and FHLB advances) has decreased from $1.09 billion, or 36.5% of Bank funding, at September 30, 2009, to $213.7 million, or 9.8% of Bank funding, at March 31, 2011.

•

Bank core funding (checking, savings and core retail certificates of deposit less than $250,000) has increased from $1.70 billion, or 63.5% of Bank funding, at September 30, 2009 to $1.73 billion, or 90.2% of Bank funding, at March 31, 2011, and in particular, total consumer and business checking accounts have increased from $172.8 million and 19,572 accounts to $183.8 million and 21,643 accounts during that same period.

•

The yield on earning assets has increased from 3.40% for the third quarter of 2009 to 3.87% for the first quarter of 2011. This increase is due to the combined effect of: (1) establishing interest rate floors on loans at origination, extension, renewal or restructuring, (2) reducing our nonperforming assets and (3) changing the composition and extending the average duration of the investment securities portfolio.

•	The net interest margin has increased from 0.85% for the third quarter of 2009 to 2.17% for the first quarter of 2011.

•

Full time equivalent staff has been reduced by 6.1% in areas other than the single family lending segment between September 2009 and March 31, 2011. This includes a 45.3% reduction in residential construction lending staff and a 5.2% decrease in corporate operations overhead departments.

•

Our net loss decreased from $110.3 million for the year ended 2009 to $34.2 million for the year ended 2010, of which $14.4 million was recorded in the fourth quarter, and $7.4 million for the three months ended March 31, 2011. The 2009 net loss was mitigated by the recognition of $40.0 million of tax benefit related to the carry back of 2009 net operating losses to prior periods.

•

We have also continued to improve and expand our single family mortgage banking operations. In 2009 and 2010, as a consequence of low and falling interest rates, we experienced high levels of residential loan refinancings. This expansion of our single family mortgage business has produced unanticipated increases in loan volumes and expanded profit margins despite the burdens of increased compliance responsibilities. Loan origination momentum slowed during the first quarter of 2011, reflecting slight increases in mortgage interest rates during that period. For the periods ended December 31, 2009 and 2010, the Bank originated $2.73 billion and $2.07 billion of single family loans, respectively, and originated $276.9 million and $335.3 million for the three months ended March 31, 2011 and 2010, respectively.

•

Notwithstanding the net losses incurred in 2009, 2010 and in the first quarter of 2011, the Bank’s regulatory capital ratios have remained sufficient to be considered “adequately capitalized” within the meaning of the FDIC’s “prompt corrective action” guidelines, in part as a result of our efforts to reduce total assets, which decreased from $3.22 billion at September 30, 2009 to $2.49 billion at December 31, 2010 and $2.34 billion at March 31, 2011. Our Tier 1 leverage capital and total risk-based capital ratios stood at 4.5% and 8.3%, respectively, at March 31, 2011, as compared to 4.5% and 8.2% at December 31, 2010, 4.5% and 8.5% at December 31, 2009 and 8.7% and 11.8% at December 31, 2008.

This offering reflects one of management’s primary initiatives to improve our regulatory capital ratios. Based upon our discussions with the OTS, the FDIC, the DFI and the Federal Reserve, if we achieve our projected capital ratios and asset quality levels, we believe we will qualify for termination of the Orders upon the successful completion of the offering and adoption and successful execution of our accelerated asset resolution plan. See “Business—Turnaround Plan—Accelerated Asset Resolution Plan”. Our regulators have not given us, and we cannot give any assurances, that the Orders will be lifted, nor can we determine what might be the terms, if any, of substitute agreements regarding minimum capital levels with the banking regulators if the Orders were terminated.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with the accounting principles generally accepted in the United States (GAAP) requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the financial statements. Various elements of our accounting policies, by their nature, involve the application of highly sensitive and judgmental estimates and assumptions. Some of these policies and estimates relate to matters that are highly complex and contain inherent uncertainties. It is possible that, in some instances, different estimates and assumptions could reasonably have been made and used by management, instead of those we applied, which might have produced different results that could have had a material effect on the financial statements.

We have identified the following accounting policies and estimates that, due to the judgments and assumptions inherent in those policies and estimates and the potential sensitivity of its financial statements to those judgments and assumptions, are critical to an understanding of our financial statements. We believe that the judgments, estimates and assumptions used in the preparation of its financial statements are appropriate.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of incurred credit losses inherent within our loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses in those future periods.

We employ a disciplined process and methodology to establish our allowance for loan losses including a specific allowance for impaired loans equal to the amount of impairment calculated on those loans, charging off amounts determined to be uncollectible. A loan is considered impaired when it is probable that all contractual principal and interest payments due will not be collected substantially in accordance with the terms of the loan agreement. Factors we consider in determining whether a loan is impaired include payment status, collateral value, borrower financial condition, guarantor support, and the probability of collecting scheduled principal and interest payments when due.

When a loan is identified as impaired, impairment is measured as the difference between the recorded investment in the loan and the present value of expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price. For impaired collateral dependent loans, impairment is measured as the difference between the recorded investment in the loan and the fair value of the underlying collateral, less disposal cost. The fair value of impaired collateral dependent loans is determined utilizing current appraisals, generally obtained annually, or based on interim collateral valuations, in accordance with our appraisal policy. Upon the receipt of an updated appraisal or collateral valuation, loan impairments are remeasured and recorded. If the calculated impairment is determined to be permanent, fixed or nonrecoverable, the impairment will be charged off. See “Management’s Discussion and Analysis – Credit Risk Management – Appraisal Policy.”

The provision for loan losses recorded through earnings is based on management’s assessment of the amount necessary to maintain the allowance for loan losses at a level appropriate to cover probable incurred losses inherent within the loans held for investment portfolio. The amount of provision and the corresponding level of allowance for loan losses are based on our evaluation of the collectability of the loan portfolio based on historical loss experience and other significant qualitative factors, including:

•	the level and trends of delinquencies;

•	variability in collateral valuations;

•	regional economic activity, including trends in regional unemployment;

•	the time periods during which the loans were originated;

•	the ability of the customer to continue to make payments as interest rates change;

•	changes in the experience, ability and depth of lending management;

•	the volume of nonaccrual and adversely classified loans; and

•	the results of internal and external loan reviews.

The methodology for evaluating the adequacy of the allowance for loan losses has two basic elements: first, the identification of impaired loans and the measurement of impairment for each individual loan identified; and second, a method for estimating an allowance for all other loans.

In estimating the general allowance for loan losses for unimpaired loans, such loans are segregated into loan portfolio segments. Loans are designated into homogeneous pools based on product types and similar risk characteristics or areas of risk concentration.

For each homogeneous loan pool, we estimate inherent losses by applying a rate of loss equal to four trailing quarters of historical losses. Additional incurred losses are also estimated for these same pools of loans based upon key risk indicators. Key risk indicators for each pool include the following: (1) loan delinquency trends, (2) variability in collateral valuation, (3) regional economic activity and trends, (4) current levels of interest rates and (5) the vintage of loans at origination. Key risk indicators are expressed in basis points and are adjusted downward or upward based on management’s judgment as to the potential loss impact of each qualitative factor to a particular loan pool at the date of the analysis.

The FDIC and the DFI, as an integral part of their examination process, review the allowance for loan losses. These agencies may require changes in the classification of criticized or adversely classified loans and additions to the allowance for loan losses based on their judgment about information available at the time of their examinations.

The allowance for loan losses, as reported in our consolidated statements of financial condition, is increased by a provision for loan losses, which is recognized in earnings, and reduced by the charge off of loan amounts, net of recoveries.

Fair Value

A portion of our assets are carried at fair value, including mortgage servicing rights, loans held for sale, interest rate lock commitments, investment securities available for sale and derivatives used in our hedging programs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in estimating the fair value of a financial instrument or other asset generally correlates to the level of observable pricing. Fair value measured from observable quoted market prices in an active market will generally require less management judgment. Conversely, financial instruments or other assets rarely traded or not quoted will generally require a higher degree of judgment from management to estimate fair value by choosing and applying valuation models to estimate the fair value. These valuation models may use inputs such as forward yield curves, loan prepayment assumptions, expected loss assumptions, market volatilities and pricing spreads using market-based inputs where available. While we believe that these inputs are comparable to those that would be used by other market participants, different assumptions could result in significant changes in valuation. Estimated fair value cannot be determined with precision and may not be realized in the actual sale or transfer of the asset or liability being valued in a current market exchange.

The following financial instruments and other assets require the management’s most complex judgments and assumptions when estimating fair value:

Mortgage Servicing Rights

Mortgage servicing rights, or MSRs are recorded as separate assets through the purchase of the rights or upon the sale of mortgage loans with servicing rights retained. Net gains on mortgage loan origination and sale activities depend, in part, on the fair value of servicing rights. We value mortgage servicing rights based on quoted market prices, other observable market data, or a discounted cash flow model depending on the availability of market information.

On January 1, 2007, we adopted Accounting Standards Codification 860, Transfers and Servicing (ASC 860). ASC 860 requires that an MSR resulting from the sale or securitization of loans be initially measured at fair value at the date of transfer and permits an election between fair value and the lower of amortized cost or fair value for subsequent measurement. As of January 1, 2010, management elected to account for single family mortgage servicing rights at fair value during the life of the MSR, with subsequent changes in fair value recorded through current period earnings. Fair value adjustments encompass market-driven valuation changes as well as run-off of value that occurs due to the passage of time. We continue to value multifamily MSRs at the lower of amortized cost or fair value.

Subsequent fair value measurements of single family MSRs are determined by calculating the present value of estimated future net servicing income because MSRs are not traded in an active market with readily observable market prices. The discounted cash flow model uses several significant assumptions, such as market interest rates, projected prepayment speeds, discount rates, estimated costs of servicing and other income and additional expenses associated with the collection of delinquent loans. In addition, third-party valuations estimating the fair value of the mortgage servicing asset portfolio are obtained at least annually and compared to the carrying values of our MSRs.

Market expectations of the life of loans, and correspondingly the expected future servicing cash flows, may vary from time to time due to changing prepayment activity by borrowers, especially when interest rates rise or fall. Market expectations of increased loan prepayment speeds may negatively impact the fair value of the single family mortgage servicing rights. Fair value is also dependent on the discount rate used in calculating present value, which is imputed from observable market activity and market participants. Management reviews and adjusts the discount rate on an ongoing basis. An increase in the discount rate would reduce the estimated fair value of the single family mortgage servicing rights asset.

The mortgage servicing assets are reported in our consolidated statements of financial condition. The changes in fair value for the single family mortgage servicing assets and the amortization of the multifamily mortgage servicing assets are reported in our consolidated statements of operations.

Investment Securities

Investment securities are classified as available for sale and are carried at fair value. Amortization of premiums and accretion of discounts are recognized in interest income using the interest method, adjusted for anticipated prepayments where applicable. Unrealized holding gains and losses, net of income taxes, are excluded from earnings and reported as a separate component of accumulated other comprehensive income and reclassified into earnings when realized, such as upon sale of the security.

Management monitors the portfolio of securities classified as available for sale for impairment, which may result from credit deterioration of the issuer, changes in market interest rates relative to the rate of the instrument, or changes in prepayment speeds. An evaluation of each investment security is performed no less frequently than quarterly to assess if impairment is considered other-than-temporary. In conducting this evaluation, management considers many factors, including but not limited to whether we expect to recover the entire amortized cost basis of the security in light of adverse changes in expected future cash flows, the length of time the security has been impaired and the severity of the unrealized loss. Management also considers whether we intend to sell the security or if it is more likely than not that we will be required to sell the security prior to recovery. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions in interpreting relevant market data. Other-than-temporary valuation losses on securities classified as available for sale are reported in our consolidated statements of operations.

Derivatives and Hedging Activities

We enter into contracts to manage the various risks associated with certain assets, liabilities or probable forecasted transactions. When we enter into derivative contracts, the derivative instrument is designated as: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a fair value hedge), (2) a hedge of the variability in expected future cash flows associated with an existing recognized asset or liability or a probable forecasted transaction (a cash flow hedge) or (3) held for other risk management purposes (risk management derivatives).

All derivatives, whether designated in hedging relationships or not, are recorded at fair value as either assets or liabilities in our consolidated statements of financial condition. Changes in fair value of derivatives that are not in hedge accounting relationships, such as risk management derivatives, are recorded in our consolidated statements of operations in the period in which the change occurs. Changes in the fair value of derivatives in qualifying fair value hedge accounting relationships are recorded each period in earnings along with the change in fair value of the hedged item attributable to the risk being hedged. Changes in fair value of derivatives that are designated as cash flow hedges, to the extent such hedges are deemed highly effective, are recorded as a separate component of accumulated other comprehensive income and reclassified into earnings when the earnings effect of the hedged cash flows is recognized.

The determination of whether a derivative qualifies for hedge accounting requires complex judgments about the application of ASC 815, Derivatives and Hedging. Additionally, this standard requires contemporaneous documentation of our hedging relationships. Such documentation includes the nature of the risk being hedged, the identification of the hedged item, or the group of hedged items that share the risk exposure that is designated as being hedged, the selection of the instrument that will be used to hedge the identified risk and the method used to assess effectiveness of the hedge relationship. The assessment of hedge effectiveness must support the determination that the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period that the hedge is designated. If our assessment of effectiveness is not considered to be adequate to achieve hedge accounting treatment, the derivative is treated as a free-standing risk management instrument.

Income Taxes

In establishing an income tax provision, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income. Our interpretations may be subjected to review during examination by taxing authorities and disputes may arise over the respective tax positions. We monitor tax authorities and revise our estimates of accrued income taxes due to changes in income tax laws and their interpretation by the courts and regulatory authorities on a quarterly basis. Revisions of our estimate of accrued income taxes also may result from our own income tax planning and from the resolution of income tax controversies. Such revisions in our estimates may be material to our operating results for any given quarter.

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, a deferred tax asset or liability is determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it is believed that these assets will more likely than not be realized. In making such determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial operations. After reviewing and weighing all of the positive and negative evidence, if the positive evidence outweighs the negative evidence, then the Company does not record a valuation allowance for deferred tax assets. If the negative evidence outweighs the positive evidence, then a valuation allowance for all or a portion of the deferred tax assets is recorded.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense in the consolidated statements of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated statements of financial condition.

Results of Operations

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2011	2010	2010	2009	2008
Net income (loss), in thousands	$(7,449)	$(5,091)	$(34,247)	$(110,276)	$8,429
Basic and Diluted earnings per common share	$(2.21)	$(1.51)	$(10.14)	$(32.65)	$2.50
Return on average assets	(1.25)%	(0.56)%	(1.19)%	(3.47)%	0.29%
Return on average common shareholder equity	(51.26)%	(18.76)%	(38.00)%	(68.90)%	4.23%

Comparison of the three months ended March 31, 2011 to March 31, 2010

For the first quarter 2011, we reported a net loss of $7.4 million, compared with a net loss of $5.1 million in the first quarter 2010.

Average Balances and Rates

Average balances, together with the total dollar amounts of interest income and expense, on a taxable-equivalent basis related to such balances and the weighted average rates, for the three months ended March 31, 2011 and 2010 were as follows:

	Three Months Ended March 31,
	2011			2010
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
(in thousands)
Assets:
Interest-earning assets(1):
Cash & cash equivalents	$141,309	$82	0.23%	$201,936	$200	0.40%
Investment securities	308,015	1,891	2.46%	633,900	2,376	1.50%
Loans held for sale	106,587	1,131	4.24%	74,506	1,139	6.11%
Loans held for investment	1,589,182	17,577	4.45%	2,046,590	20,734	4.08%

Total interest-earning assets(2)	2,145,093	20,680	3.87%	2,956,932	24,449	3.32%
Noninterest-earning assets(3)	239,126			217,010

Total assets	$2,384,219			$3,173,942

Liabilities and Stockholders’ Equity:
Deposits:
Interest-bearing demand accounts	$122,175	156	0.52%	$104,680	171	0.66%
Savings accounts	52,646	90	0.69%	65,676	157	0.97%
Money market accounts	420,200	776	0.75%	374,300	1,079	1.17%
Certificate accounts	1,294,721	6,019	1.89%	1,562,060	9,748	2.53%

Deposits	1,889,742	7,041	1.51%	2,106,716	11,155	2.15%
FHLB advances	159,829	1,308	3.31%	675,791	4,998	3.00%
Securities sold under agreements to repurchase	—	—	0.00%	—	—	0.00%
Long-term debt	64,491	671	4.16%	66,857	1,104	6.61%
Other borrowings	—	—	0.00%	183	1	3.18%

Total interest-bearing liabilities(2)	2,114,062	9,020	1.74%	2,849,547	17,258	2.45%
Other noninterest-bearing liabilities	212,027			229,597

Total liabilities	2,326,089			3,079,144

Stockholder’s equity	58,130			94,798

Total liabilities and stockholders’ equity	$2,384,219			$3,173,942

Net interest income(4)		$11,660			$7,191

Net interest spread			2.15%			0.87%
Impact of noninterest-bearing sources			0.02%			0.09%
Net interest margin			2.17%			0.96%

(1)	The daily average balances of nonaccrual assets and related income, if any, are included in their respective categories.

(2)	Average interest-earning assets and interest-bearing liabilities were computed using daily average balances.

(3)	Includes loans balances that have been foreclosed and are now reclassified to other real estate owned.

(4)	Includes taxable-equivalent adjustments primarily related to tax-exempt income on certain loans and securities of $70,000 and $76,000 for the quarters ended March 31, 2011 and 2010, respectively. The federal statutory tax rate was 35% for the periods presented.

We have not included interest income from nonaccrual loans in the table presented above. The additional interest income that would have been recorded during the period if the loans had been accruing was $1.5 million and $3.4 million for the first quarter 2011 and 2010, respectively. The primary reason for this decline is a decrease of $202.9 million, or 62.0%, in nonaccrual loans, to $124.1 million at March 31, 2011 from $327.0 million at March 31, 2010.

Rate and Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense, excluding interest income from nonaccrual loans. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate), (2) changes attributable to changes in rate (changes in rate multiplied by prior volume), (3) changes attributable to changes in rate and volume (changes in rate multiplied by changes in volume), which were allocated in proportion to the percentage change in average volume and average rate and included in the relevant column and (4) the net change.

	Three Months Ended March 31,
	2011 vs. 2010
	Increase (Decrease) Due to		Total Change
	Rate	Volume
(in thousands)
Assets:
Interest-earning assets:
Cash & cash equivalents	$(69)	$(50)	$(119)
Investment securities	1,084	(1,569)	(485)
Loans held for sale	(411)	403	(8)
Loans held for investment	1,751	(4,908)	(3,157)

Total interest-earning assets	$2,355	$(6,124)	$(3,769)

Liabilities:
Deposits:
Interest-bearing demand accounts	$(41)	$26	$(15)
Savings accounts	(40)	(27)	(67)
Money market accounts	(423)	120	(303)
Certificate accounts	(2,231)	(1,498)	(3,729)

Deposits	(2,735)	(1,379)	(4,114)
FHLB advances	475	(4,165)	(3,690)
Long-term debt	(395)	(38)	(433)
Other borrowings	—	(1)	(1)

Total interest-bearing liabilities	(2,655)	(5,583)	(8,238)

Total changes in net interest income	$5,010	$(541)	$4,469

Net Interest Income

Our profitability depends partially on our level of net interest income, which is the difference between income earned on our interest-earning assets, primarily loans and investment securities, and the rate paid on interest-bearing liabilities, primarily deposits and borrowed funds, including our outstanding trust preferred securities, interest paid on our recently retired senior notes, and advances from the FHLB of Seattle.

Net interest income, on a tax equivalent basis, for the quarter ended March 31, 2011 was $11.7 million, an increase of $4.5 million, or 62.1%, compared with $7.2 million in the first quarter of 2010. The net interest margin for the first quarter of 2011 was 2.17% compared to 0.96% in for the first quarter of 2010. Our balance sheet restructuring activities, which began in 2010, included strategies designed to decrease our dependence on high-cost, noncore, high-balance retail certificates of deposit, brokered certificates of deposit and FHLB borrowings and attract more stable, relation-based, lower-cost consumer and business transaction account deposits. These actions resulted in a decrease in interest expense. These results were partially offset by a decrease in our portfolio of loans held for investment, which reduced our net interest income. Also, during this time we have established interest rate floors, or minimum interest rates, on our variable-rate loans upon extension, renewal or restructuring. As we continue to restructure our balance sheet focusing on improving interest margins, we expect continued improvement in net interest income and net interest margin.

We experienced a significant change in the components of net interest income from the first quarter of 2010 to the first quarter of 2011. Total interest income, on a tax equivalent basis, decreased $3.8 million, or 15.4%, to $20.7 million. Our average balances of outstanding loans held for investment declined $457.4 million, which had the effect of lowering our interest income by $4.9 million. Partially offsetting this decrease was an increase in the average yield on loans in our held for investment portfolio, reflecting the impact of lower average nonaccrual loan balances and higher interest rates upon loan renewal or extension, all of which had the effect of increasing interest income by $1.8 million. As a result, our net interest income decreased by $3.2 million. Our average balances of investment securities available for sale declined $325.9 million, which had the effect of lowering our interest income by $1.6 million. Partially offsetting this decrease was an increase in the weighted-average yield on investment securities available for sale balances, reflecting an increase in the average duration of the portfolio, which had the effect of increasing interest income by $1.1 million. We expect this shift to continue to benefit net interest income over future periods.

At the same time total interest expense decreased $8.2 million, or 47.7% to $9.0 million. Our average balance of FHLB borrowings declined $516.0 million, which had the effect of lowering interest expense by $4.2 million. During 2010 and continuing through the first quarter of 2011, we reduced wholesale funding by pre-paying or allowing FHLB borrowings and higher cost noncore and brokered certificate accounts to mature without renewal. Our average certificate account balances declined $267.3 million with a corresponding decrease in the weighted-average cost of these deposits, which had a combined effect of decreasing interest expense by $3.7 million. As we continue to emphasize consumer deposits over higher cost brokered or wholesale funding sources, we also expect this shift to benefit net interest income over future periods.

Provision for Loan Losses

We recorded no loan loss provision expense for the first quarter 2011 compared with $7.0 million in the first quarter 2010. This decline resulted primarily from reductions in classified and nonperforming assets and related reductions in net loan charge-offs. Additionally, in the first quarter 2011, we recorded a $4.0 million recovery on a previously charged-off lending relationship. This decline reflects an overall improvement in our asset quality in 2010 and through the first quarter of 2011 as we began to experience what we believe was the bottom of the economic cycle in late 2009 and early 2010. The provision for loan losses is discussed in greater detail below in “—Risk Management—Credit Risk Management”.

Noninterest Income

Noninterest income was $14.4 million for the first quarter 2011, a decrease of $1.3 million, or 8.1%, from $15.7 million in the first quarter 2010. Our noninterest income is heavily dependent upon our single family mortgage banking activities. The level of our mortgage banking activity fluctuates and is influenced by mortgage interest rates, the economy, employment and housing affordability, among other factors. The decrease in noninterest income reflects decreases in net gains on mortgage loan origination and sales activities and mortgage servicing, partially offset by a gain recorded in the first quarter of 2011 related to the early retirement of our USAA long-term debt, reported as other noninterest income. Our single family mortgage banking loan origination volumes decreased in the first quarter of 2011, as compared with the same period in the prior year.

Noninterest income consisted of the following:

	Three Months Ended March 31,		Dollar Change
	2011	2010	2011 vs. 2010
(in thousands)
Noninterest income
Net gains on mortgage loan origination and sales activities	$4,944	$7,601	$(2,657)
Mortgage servicing	5,848	6,377	(529)
(Loss) income from Windermere Mortgage Services	(25)	209	(234)
Gain on debt extinguishment	2,000	—	2,000
Depositor and other retail banking fees	740	806	(66)
Insurance commissions	363	274	89
Gain on sale of investment securities available for sale	—	161	(161)
Other	595	306	289

Total noninterest income	$14,465	$15,734	$(1,269)

The significant components of our noninterest income are described in greater detail, as follows:

Net gains on mortgage loan origination and sales activities were $4.9 million in the first quarter of 2011, a decrease of $2.7 million, or 35.0%, from $7.6 million in the first quarter 2010. The decrease was primarily due to a decrease in single family loan origination volume, which decreased from $335.3 million for the first quarter of 2010 to $276.9 million for the first quarter of 2011, a decrease of 17.5%. Also contributing to reduced revenue was a decline in the average profit margin on a per loan basis in the first quarter of 2011 compared to 2010. During the first quarter of 2010, profit margins per loan remained at 2009 levels as refinancing loan volume offset decreased purchase loan volumes as a result of the sunset of the first-time home buyers’ tax credit, which was a part of the Federal economic stimulus. Due to the economic downturn and elimination of and consolidation of many mortgage originators, high single family loan volumes in 2009 and 2010 stressed the capacity of the nation’s mortgage origination systems to fulfill qualified borrower’s desires to take advantage of the first-time homebuyers’ tax credit and historically low interest rates. This stress on the capacity of the origination system generally resulted in increased margins as originators balanced their ability to process loan requests through higher pricing. Beginning in the latter part of the fourth quarter of 2010 and continuing into the first quarter of 2011, interest rates increased and demand for single family mortgages decreased, resulting in a reduction in overall loan volume as well as profit margins available in our markets.

Mortgage Servicing

Mortgage servicing income consisted of the following:

	Three Months Ended March 31,						Dollar Change
	2011			2010			2011 vs. 2010
	Single family	Multifamily	Total	Single family	Multifamily	Total	Total
(in thousands)
Servicing fees and other	$5,242	$836	$6,078	$4,908	$812	$5,720	$358
Changes in fair value, single family mortgage servicing rights:
Due to changes in model or assumptions(1)	5,543	n/a	5,543	(1,747)	n/a	(1,747)	7,290
Due to payments on loan balances and other(2)	(3,864)	n/a	(3,864)	(3,071)	n/a	(3,071)	(793)
Amortization	n/a	(321)	(321)	n/a	(414)	(414)	93
Net (loss) gain from derivatives economically hedging MSR	(1,588)	—	(1,588)	5,889	—	5,889	(7,477)

Mortgage servicing	$5,333	$515	$5,848	$5,979	$398	$6,377	$(529)

(1)	Principally reflects changes in discount rates and prepayment speed assumptions, mostly due to changes in interest rates.

(2)	Represents changes due to collection/realization of expected cash flows and curtailments over time.

For the first quarter 2011, mortgage servicing income was $5.8 million, a decrease of $.5 million, or 8.3%, from $6.4 million in the first quarter 2010. Servicing fees and other increased $358,000, or 6.3%, primarily as a result of growth in our portfolio of single family loans serviced for others, which increased to $6.52 billion as of March 31, 2011, as compared with $5.91 billion as of March 31, 2010. Substantially all of our new loan originations are designated as held for sale, much of which are sold with servicing retained. Mortgage servicing income also includes changes in the fair value of single family mortgage servicing rights, or MSRs, during the period as well as changes in value of derivatives (economic hedges) used to hedge single family MSRs. Multifamily MSRs are recorded at the lower of amortized cost or fair value. In the first quarter 2011, we recognized a $91,000 net valuation gain ($1.7 million increase in fair value of single family MSRs offset by a $1.6 million hedge loss), and in the first quarter 2010 we recognized a $1.1 million net MSR valuation gain ($4.8 million decrease in fair value of single family MSRs offset by a $5.9 million hedge gain).

Windermere Mortgage Services, Inc. was a loss of $25,000 for the first quarter of 2011, a decrease of $234,000, or more than 100%, from income of $209,000 for the first quarter of 2010. This decrease was primarily due to a 7.7% decrease in loans originated by our WMS joint venture.

Gain on debt extinguishment was $2.0 million for the first quarter of 2011, compared with $0 for the first quarter of 2010. This increase was due to the negotiated settlement of the long-term debt arrangement with USAA during the first quarter of 2011 for $3.0 million, a $2.0 million discount recorded as a gain from the $5.0 million carrying value of the debt.

Depositor and other retail banking fees were $740,000 for the first quarter of 2011, a decrease of $66,000, or 8.2%, from $806,000 in the first quarter of 2010. The decrease principally relates to the decrease in insufficient funds fees associated with the impacts of regulatory changes, partially offset by an increase in the number of customer transaction accounts. The following table presents the composition of depositor and other retail banking fees for the periods indicated.

	Three Months Ended March 31,		Dollar Change
	2011	2010	2011 vs. 2010
(in thousands)
Fees:
Monthly maintenance and deposit — related fees	$415	$489	$(74)
Debit Card/ATM fees	289	271	18
Other fees	36	46	(10)

Total depositor and related fees	$740	$806	$(66)

Insurance commissions income was $363,000, an increase of $89,000, or 32.5%, from $274,000 in the first quarter of 2010. This increase was primarily a result of increased annuity sales resulting from increased marketing and licensing of retail branch personnel as a part of the initial stages of our investment products sales business initiative.

Gain on sale of securities available for sale was $0 for the first quarter of 2011, a decrease of $161,000, or 100%, from $161,000 in the first quarter of 2010. This decrease reflects no sales of investment securities during the first quarter of 2011.

Other income was $595,000 million for the first quarter of 2011, an increase of $289,000, or 94.4%, from $306,000 in the first quarter of 2010. This increase was primarily due to upward valuation adjustments on free-standing swap derivative instruments reflecting increases in mortgage interest rates during the first quarter of 2011.

Noninterest Expense

Noninterest expense was $33.5 million for the first quarter of 2011, an increase of $12.5 million, or 59.8%, from $20.9 million in the first quarter of 2010. Noninterest expense increased primarily due to an increase in other real estate owned (OREO) expense as a result of increases in OREO valuation reserves as well as a related increase in legal expenses associated with problem asset resolution activities, partially offset by decreases in Federal Deposit Insurance Corporation assessments and consulting expenses.

Noninterest expense consisted of the following:

	Three Months Ended March 31,		Dollar Change
	2011	2010	2011 vs. 2010
(in thousands)
Noninterest expense
Salaries and related costs	$12,139	$11,888	$251
General and administrative	3,601	3,475	126
Legal	904	476	428
Consulting	166	324	(158)
Federal Deposit Insurance Corporation assessments	1,749	1,969	(220)
Occupancy	1,668	1,638	30
Information services	1,480	1,375	105
Other real estate owned expense (income)	11,754	(205)	11,959

Total noninterest expense	$33,461	$20,940	$12,521

Salaries and related costs were $12.1 million in the first quarter of 2011, an increase of $251,000 in the first quarter of 2011, or 2.1%, from $11.9 million in the first quarter of 2010. This increase was primarily due to the resumption of the employee 401(k) contribution match, which was temporarily suspended during 2009 through June of 2010, as well as a modest increase in full time equivalent staff.

General and administrative expense was $3.6 million in the first quarter of 2011, an increase of $126,000, or 3.6%, from $3.5 million in the first quarter of 2010. This increase was primarily due to an increase of $159,000 in loan repurchase reserves.

Legal expense was $904,000 in the first quarter of 2011, an increase of $428,000, or 89.9%, from $476,000 in the first quarter of 2010. This increase was primarily due to increased legal activity associated with ongoing problem asset resolution efforts.

Consulting expense was $166,000 in the first quarter of 2011, a decrease of $158,000, or 48.8%, from $324,000 in the first quarter of 2010. During the first quarter of 2010, higher consulting expenses included services related to enhancing our hedging strategies as well as pre-employment compensation of certain members of our executive management team prior to the approval of their appointments by our regulators.

FDIC Assessments were $1.7 million in the first quarter of 2011, a decrease of $220,000, or 11.2%, from $2.0 million in the first quarter of 2010. This decrease was due to declines in deposit balances over the one-year period.

Occupancy expense was $1.7 million in the first quarter of 2011, an increase of $30,000, or 1.8%, from $1.6 million in the first quarter of 2010. This increase was primarily due to higher common area and maintenance expenses period over period.

Information services expense was $1.5 million in the first quarter of 2011, an increase of $105,000, or 7.6%, from $1.4 million in the first quarter of 2010. This increase was primarily due to lower depreciation expense, partially offset by higher maintenance and service costs.

Other real estate owned expense (income) was $11.8 million in the first quarter of 2011, an increase of $12.0 million, or more than 100%, from $(205,000) in the first quarter of 2010. This increase primarily reflects $10.6 million of valuation losses in the first quarter of 2011 compared to $1.2 million in valuation gains in the first quarter of 2010.

Income Tax Expense (Benefit)

Income tax expense (benefit) for the quarters ended March 31, 2011 and 2010 was $43,000 and $0, respectively. Our effective tax rate for the quarters ended March 31, 2011 and 2010 varied from the Federal statutory rate due to valuation allowances established on deferred tax assets due to uncertainty as to our ability to realize these assets in the future.

In 2009 and 2010 we recorded a valuation allowance for financial statement purposes against the carrying value of our deferred tax asset, so the current carrying value of our net operating loss carryforwards on our financial statements is zero. Ordinarily, the book value of that asset would not limit our ability to offset accumulated operating losses against future income. However, the completion of this offering will result in a change of control of HomeStreet within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 substantially limits the ability of a corporate taxpayer to use operating loss carryforwards incurred prior to a change of control against income earned after a change of control. The rules adopted by the Internal Revenue Service under Section 382 are complex, and the actual amount of such limitation varies depending on a variety of factors, but in our case, we expect the residual benefit of our accumulated net operating loss carryforward to be nominal immediately following the completion of this offering.

Notwithstanding the impact of this offering upon our accumulated net operating carryforwards, we also expect that the adoption and implementation of our accelerated asset resolution plan, or “AARP,” discussed elsewhere in this prospectus, will generate operating losses that can be used to offset taxable income earned in the future. Assuming we recognize expenses of $                 million in 2011 associated with the AARP, and without giving effect to any other income or loss we may record for tax purposes in this year, we expect that the AARP will give rise to a tax benefit of $                 million. However, the value of any such deferred tax asset for purposes of GAAP will be limited by our ability to generate future taxable income against which such accrued losses may be offset.

Capital Expenditures. We had no significant capital expenditures in the first quarters of 2011 or 2010.

Comparison of the year ended 2010 to the year ended 2009

For the year ended 2010, we reported a net loss of $34.3 million, compared with a net loss of $110.3 million for 2009.

Average Balances and Rates

Average balances, together with the total dollar amounts of interest income and expense, on a tax equivalent basis related to such balances and the weighted average rates, for years ended December 31, 2010 and 2009 were as follows:

	Year Ended December 31,
	2010			2009
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
(in thousands)
Assets:
Interest-earning assets(1):
Cash & cash equivalents	$196,109	$538	0.27%	$259,665	$584	0.23%
Investment securities	457,930	7,831	1.71%	372,320	4,376	1.18%
Loans held for sale	120,619	6,263	5.19%	117,555	7,647	6.51%
Loans held for investment	1,868,035	79,266	4.24%	2,307,215	99,130	4.30%

Total interest-earning assets(2)	2,642,693	93,898	3.55%	3,056,755	111,738	3.66%
Noninterest-earning assets(3)	239,051			82,068

Total assets	$2,881,744			$3,138,823

Liabilities and Stockholders’ Equity:
Deposits:
Interest-bearing demand accounts	$110,637	686	0.62%	$99,884	1,259	1.26%
Savings accounts	54,340	479	0.88%	112,562	2,900	2.58%
Money market accounts	381,054	3,973	1.04%	304,832	4,515	1.48%
Certificate accounts	1,525,206	33,912	2.22%	1,495,693	45,679	3.05%

Deposits	2,071,237	39,050	1.89%	2,012,971	54,353	2.70%
Fed discount borrowings	—	—	0.00%	688	3	0.50%
FHLB advances	382,083	11,682	3.06%	685,715	21,068	3.07%
Securities sold under agreements to repurchase	2,521	11	0.43%	9,317	267	2.87%
Long-term debt	66,857	3,824	5.72%	66,857	4,270	6.39%
Other borrowings	69	2	3.03%	615	(92)	-14.97%

Total interest-bearing liabilities(2)	2,522,767	54,569	2.16%	2,776,163	79,869	2.88%
Other noninterest-bearing liabilities	268,245			211,794

Total liabilities	2,791,012			2,987,957

Stockholder’s equity	90,732			150,866

Total liabilities and stockholders’ equity	$2,881,744			$3,138,823

Net interest income(4)		$39,329			$31,869

Net interest spread			1.39%			0.78%
Impact of noninterest-bearing sources			0.10%			0.26%
Net interest margin			1.49%			1.04%

(1)	The daily average balances of nonaccrual assets and related income, if any, are included in their respective categories.

(2)	Average interest-earning assets and interest-bearing liabilities were computed using daily average balances.

(3)	Includes loans balances that have been foreclosed and are now reclassified to other real estate owned.

(4)	Includes taxable-equivalent adjustments primarily related to tax-exempt income on certain loans and securities of $295,000 and $380,000 for the years ended 2010 and 2009, respectively. The federal statutory tax rate was 35% for the periods presented.

We have not included interest income from nonaccrual loans in interest income. The additional interest income that would have been recorded during the period if the loans had been accruing was $10.1 million and $15.1 million for the years ended December 31, 2010 and 2009, respectively.

Rate and Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense, excluding interest income from nonaccrual loans. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate), (2) changes attributable to changes in rate (changes in rate multiplied by prior volume), (3) changes attributable to changes in rate and volume (change in rate multiplied by change in volume), which were allocated in proportion to the percentage change in average volume and average rate and included in the relevant column and (4) the net change.

	2010 vs. 2009
	Increase (Decrease) Due to
	Rate	Volume	Total Change

(in thousands)
Assets:
Interest-earning assets:
Cash & cash equivalents	$113	$(160)	$(47)
Investment securities	2,294	1,160	3,454
Loans held for sale	(1,579)	195	(1,384)
Total loans held for investment	(1,213)	(18,650)	(19,863)

Total interest-earning assets	(385)	(17,455)	(17,840)

Liabilities:
Deposits:
Interest-bearing demand accounts	(696)	124	(573)
Savings accounts	(1,356)	(1,066)	(2,421)
Money market accounts	(1,518)	976	(542)
Certificate accounts	(12,652)	885	(11,767)

Deposits	(16,222)	919	(15,303)
Fed discount borrowings	—	(3)	(3)
FHLB advances	(102)	(9,285)	(9,387)
Securities sold under agreements to repurchase	(138)	(118)	(256)
Long-term debt	(446)	—	(446)
Other borrowings	54	40	94

Total interest-bearing liabilities	(16,854)	(8,447)	(25,301)

Total changes in net interest income	$16,469	$(9,008)	$7,461

Net Interest Income

Our profitability depends partially on net interest income, which is the difference between income earned on our interest-earning assets, primarily loans and investment securities and the rate paid on interest-bearing liabilities. Our interest-bearing liabilities consist primarily of deposits and borrowed funds, including our outstanding trust preferred securities, interest paid on our recently retired senior credit facility and advances from the FHLB.

Net interest income on a tax equivalent basis for the year ended December 31, 2010, was $39.3 million, an increase of $7.5 million, or 23.4%, compared with $31.9 million for 2009. The net interest margin for the year ended December 31, 2010 was 1.49% compared to 1.04% for 2009. Our balance sheet restructuring activities during 2010 included a shift away from high-cost noncore high balance retail certificates of deposit, brokered certificates of deposit and FHLB borrowings toward more stable, lower-cost consumer- and business-based local deposits, resulting in an increase to our net interest income. This trend was partially offset by decreases in our loans held for investment balances which reduced our net interest income. At the same time we have begun to establish floors, or minimum interest rates, on our variable-rate loans upon extension, renewal or restructuring. As we continue to restructure our balance sheet focusing on improving interest margins, we expect a significant improvement in net interest income and our net interest margin.

We experienced a significant change in the components of net interest income from 2009 to 2010. Total interest income, on a tax equivalent basis, decreased $17.8 million, or 16.0%, in 2010 to $93.9 million. Our average balances of outstanding loans held for investment declined by $439.2 million, which had the effect of lowering our interest income by $18.7 million and decreasing the related yield on the loans held for investment portfolio. As a result, our net interest income decreased by $1.2 million. Declines in the yield on loans held for sale balances, resulting from decreased interest rates, also decreased net interest income by $1.6 million in 2010. Partially offsetting these declines was an increase in yield and average balances of investment securities available for sale, increasing net interest income by $2.3 million and $1.2 million, respectively. The increase in the yield of investment securities reflects a shift from shorter- to longer-term instruments as part of our balance sheet restructuring activities. We expect this shift to continue to benefit net interest income over future periods.

At the same time, total interest expense decreased $25.3 million or 31.7% to $54.6 million during 2010, from $79.9 million during 2009, primarily due to a $12.7 million decline interest paid on certificate accounts resulting from a general decline in interest rates and a change in our pricing strategy. During 2010, we allowed higher cost noncore and brokered certificate accounts to mature without renewal. Also driving the decline in interest expense was the maturity and prepayment of $512.0 million of FHLB balances, which generally carry a higher cost than other funding sources such as consumer deposits, resulting in a decrease of $9.3 million in interest expense during 2010. As we continue to emphasize consumer deposits over higher cost brokered or wholesale funding sources, we also expect this shift to benefit net interest income over future periods.

Provision for Loan Losses

Our loan loss provision expense for 2010 was $37.3 million, compared with $153.5 million for 2009, a decline of $116.2 million, or 75.7%. This decline resulted primarily from reductions in classified and nonperforming assets and related reductions in loan charge offs. This improvement reflects an improvement in our overall asset quality in 2010 as we began to experience what we believe was the bottom of the economic cycle in late 2009 and early 2010. We expect to continue recognizing higher than normal provisions for loan losses in the near term as we continue to work through our remaining problem loans; however, in the absence of further economic turmoil, we do not expect a return to the levels of loan loss provisions experienced in recent years. The provision for loan losses is discussed in greater detail below in “— Credit Risk Management.”

Noninterest Income

Noninterest income was $96.9 million for the year ended December 31, 2010, an increase of $37.7 million, or 63.7%, from $59.2 million in 2009. Our noninterest income is heavily dependent upon our single family mortgage banking activities. The level of our mortgage banking activity fluctuates and is influenced by mortgage interest rates, the economy, employment and housing affordability, among other factors. Noninterest income in 2010 benefited from growth in our portfolio of loans serviced for others as well as an improved hedging strategy for single family mortgage servicing rights enabled by our change in accounting to carry single family mortgage servicing assets at fair value, as of January 1, 2010. See “— Critical Accounting Policies and Estimates — Mortgage Servicing Rights.” Our mortgage banking origination volumes decreased in 2010 as compared with 2009; however, our revenues per loan increased during the same period. While mortgage origination volume decreased from 2009, our origination volume continued to be high in comparison to historic levels as a result of a sustained period of historically low interest rates in 2010 and a one-time federal tax credit to first time home buyers. In addition, our revenues per loan increased as a result of continued higher profit margins available in the market place due to a continued contraction in competition resulting from the economic downturn and increased regulation. Revenues per loan also increased due to somewhat higher purchase volumes as a percentage of overall loan origination because purchase loans have a higher value of retained servicing.

Noninterest income consisted of the following:

	Year ended December 31,		Dollar Change
(in thousands)	2010	2009	2010 vs. 2009
Noninterest income
Net gains on mortgage loan origination and sales activities	$57,127	$52,831	$4,296
Mortgage servicing	26,226	(4,495)	30,721
Income from Windermere Mortgage Services	2,162	4,663	(2,501)
Depositor and other retail banking fees	3,397	3,352	45
Insurance commissions	1,164	792	372
Gain on sale of investment securities available for sale	6,016	237	5,779
Other	839	1,850	(1,011)

Total noninterest income	$96,931	$59,230	$37,701

The significant components of our noninterest income are described in greater detail, as follows:

Net gains on mortgage loan origination and sales activities were $57.1 million in 2010, an increase of $4.3 million, or 8.1%, from $52.8 million in 2009, and primarily reflects the impact of a change in accounting to carry loans held for sale at fair value and an increase in the profit margin on loans sold offset by a decrease in loan origination and sales volume.

As of January 1, 2010, management elected to carry single family loans held for sale at fair value. Using this methodology, $8.3 million of 2010 origination costs that otherwise would have been deferred and recognized as a reduction to net gain on loan origination and sales activities was instead recognized as noninterest expense. Had 2009 been recorded under the fair value method, thereby excluding these origination costs, net gain on loan origination and sales activities would have been $63.6 million, or $10.7 million higher than reported, which reflects a decrease of $6.4 million between 2009 and 2010 principally associated with a reduction in single family loan origination volume.

On this comparable basis, net gains on mortgage loan origination and sales activities for single family loans decreased to $56.0 million in 2010, from $62.4 million in 2009. This $7.1 million decline was the net result of two factors: volume and rate. A decrease in volume, to $1.88 billion for 2010 compared to $2.55 billion in 2009, was partly offset by higher revenue per loan sold during 2010. The drop in loan sales volumes contributed $16.5 million to the year-over-year decrease in revenue while a partially offsetting increase of $9.4 million was due to an improvement in our net revenue per loan sold. The rate for 2010 was 295 basis points while the comparable rate for 2009 was 245 basis points.

Net gains on mortgage loan origination and sales activities of Fannie Mae Delegated Underwriting and Servicing Program, or DUS, loans was $1.1 million in 2010, down from $1.2 million in 2009. This decrease was primarily due to reduced loan volumes, which were $43.4 million in 2010, down 12.7% from $50.0 million in 2009.

Mortgage servicing income consisted of the following:

	Year Ended December 31,						Dollar Change
	2010			2009			2010 vs. 2009
	Single family	Multifamily	Total	Single family	Multifamily	Total	Total
(in thousands)
Servicing fees and other	$20,112	$3,167	$23,279	$15,612	$3,477	$19,089	$4,190
Changes in fair value, single family mortgage servicing rights:
Due to changes in model or assumptions(1)	(7,594)	n/a	(7,594)	n/a	n/a	—	(7,594)
Due to payments on loan balances and other(2)	(13,513)	n/a	(13,513)	n/a	n/a	—	(13,513)
Amortization	n/a	(1,370)	(1,370)	(17,576)	(1,302)	(18,878)	17,508
Recovery/(impairment)(3)	n/a	—	—	1,335	—	1,335	(1,335)
Net gain (loss) from derivatives economically hedging MSRs	25,424	—	25,424	(6,041)	—	(6,041)	31,465

Total Mortgage servicing	$24,429	$1,797	$26,226	$(6,670)	$2,175	$(4,495)	$30,721

(1)	Principally reflects changes in discount rates and prepayment speed assumptions, mostly due to changes in interest rates.

(2)	Represents changes due to collection and realization of expected cash flows and curtailments over time.

(3)	Represents adjustments to the carrying value of MSRs due to temporary (impairment) or recovery in accordance with the lower of amortized cost or fair value methodology.

For the year ended December 31, 2010, mortgage servicing income was $26.2 million, an increase of $30.7 million from a loss of $4.5 million in 2009. During 2010, mortgage servicing income benefited from our election as of January 1, 2010 to value single family mortgage servicing rights, or MSRs, at fair value. As a result of this change, we recognized a $6.5 million increase to carrying value and a corresponding increase in the 2010 beginning shareholders’ equity. Recording single family MSRs at fair value allows for all changes in value to be fully realized in the period of change, whereas the prior accounting method (lower of amortized cost or fair value) limited upward changes in value to a maximum of amortized cost. This change in valuation methodology allowed us to more closely align offsetting changes in value between single family MSRs and hedging derivatives resulting in more effective hedging results.

Prior to 2010 the objective of our hedging strategy was to mitigate the risk associated with deterioration in MSR value due to factors other than normal amortization of loan balances underlying the MSR, including modest levels of loan prepayments. As of January 1, 2010, our strategy shifted to be more comprehensive in considering factors that influence MSR asset values, and now include normal amortization and prepayments of loans underlying the MSR assets as well as appreciation in the MSR above amortized cost. These changes in hedging strategy reduce the volatility in earnings due to changes in MSR values allowing for the declining value due to normal amortization of the loans underlying the MSRs. MSRs resulting from the sale of multifamily loans continue to be valued at fair value at the date of transfer and subsequently valued at the lower of amortized cost or fair value.

During 2009 and 2010 we experienced significant volatility in MSR values because of a significant increase in loan payoffs due to a low interest rate environment followed by an increased rate environment near each year end. To mitigate the impact of changes in the fair value of our single family MSRs, we use a variety of derivative financial instruments as economic hedges, including positions in futures, options on treasury securities, forward sales commitments on mortgage-backed securities and interest rate swap contracts. In 2010 the net change in the fair value of single family MSRs and related hedging instruments was a gain of $4.3 million as compared to a loss of $22.3 in 2009.

The loans serviced for others portfolio increased to $7.18 billion at December 31, 2010, as compared with $6.70 billion as of December 31, 2009. Substantially all of our new loan originations are designated as held for sale, much of which are sold with servicing retained. Also contributing to the increase in servicing fees was a shift in the composition of loans sold with servicing retained. Ginnie Mae conforming loans generally benefit from a higher servicing fee. During 2008, 2009 and 2010 13.0%, 18.4% and 20.9%, respectively, of loans sold with servicing retained conformed to Ginnie Mae guidelines thereby increasing the average servicing fee per loan sold, from 29 basis points during 2008 to 30 basis points during 2009 and 33 basis points during 2010.

Income from Windermere Mortgage Services was $2.2 million, a decrease of $2.5 million, or 53.6%, from $4.7 million in 2009. This decrease was primarily due to a 24.9% decrease in loans originated by our WMS joint venture. Loan origination fee income also decreased due to the decrease in loan volume, from 83 basis points for 2009 to 58 basis points for 2010.

Depositor and other retail banking fees were $3.4 million, a slight increase from 2009. The following table presents the composition of depositor and other retail banking fees for the periods indicated.

	Year Ended December 31,		Dollar Change
(in thousands)	2010	2009	2010 vs. 2009
Fees:
Monthly maintenance and deposit — related fees	$1,978	$2,184	$(206)
Debit Card/ATM fees	1,217	957	260
Other fees	202	211	(9)

Total depositor and related fees	$3,397	$3,352	$45

Insurance commissions income was $1.2 million in 2010 and $0.8 million in 2009. These commissions increased as a result of increased annuity sales resulting from increased licensing of Bank personnel.

Gain on sale of investment securities available for sale was $6.0 million, as compared to $237,000 in 2009. This increase was predominantly due to the sale of $693.5 million of investment securities at a gain of $5.7 million during 2010, as compared with sales of $93.2 million in 2009. These securities sales were part of our balance sheet restructuring activities during 2010. Balance sheet restructuring is discussed in greater detail in “— Liquidity Risk and Capital Resources—HomeStreet Bank” below.

Other noninterest income was $0.8 million in 2010, down from $1.9 million in 2009. 2009 income included gains on interest rate swaps not repeated in 2010.

Noninterest Expense

Noninterest expense was $132.2 million in 2010, an increase of $37.8 million or 40.0% from $94.5 million in 2009. Noninterest expense increased primarily due to an increase in other real estate owned (OREO) expenses as a result of higher levels of OREO balances and increases in OREO valuation reserves as well as increases in salaries and related costs, general and administrative expenses and FHLB prepayment penalties. These increases were partially offset by decreases in consulting expenses and a FHLB debt extension fee paid in 2009.

Noninterest expense consisted of the following:

	Year ended December 31,		Dollar Change
(in thousands)	2010	2009	2010 vs. 2009
Noninterest expense
Salaries and related costs	$49,816	$39,926	$9,890
General and administrative	18,213	12,772	5,441
Federal Home Loan Bank prepayment penalty	5,458	—	5,458
Legal	3,573	3,353	220
Consulting	2,761	5,163	(2,402)
Federal Deposit Insurance Corporation assessments	7,618	8,757	(1,139)
Occupancy	7,356	6,486	870
Information services	5,223	5,503	(280)
Other real estate owned	32,197	10,479	21,718
Federal Home Loan Bank debt extension fee	—	2,009	(2,009)

Total noninterest expense	$132,215	$94,448	$37,767

The significant components of our noninterest expense are described in greater detail, as follows:

Salaries and related costs were $49.8 million in 2010, an increase of $9.9 million or 24.8%, from $39.9 million in 2009. Salaries and related costs for 2010 include $8.3 million of direct origination costs that prior to 2010 would have been deferred and recognized as a decrease to net gain on loan origination/sales activities. Upon management’s election to carry single family loans held for sale at fair value, as of January 1, 2010, these costs are no longer deferred and are expensed as incurred. Had 2009 reflected fair value accounting for loans held for sale, salaries and related costs and total noninterest expense would have been $50.7 million and $105.1 million, respectively. After consideration of the foregoing, the remaining decrease in salaries and related costs was due to reduced commissions on lower single family loan production and staff reductions offset by increased health insurance costs.

General and administrative expense was $18.2 million in 2010, an increase of $5.4 million, or 42.6%, from $12.8 million in 2009. This increase was primarily due to increases in collection and foreclosure expenses. Additionally general and administrative expenses in 2009 included a credit of $1.9 million from a refund of prior year business and occupancy tax.

Federal Home Loan Bank (“FHLB”) prepayment penalty was $5.5 million in 2010 as compared with $0 in 2009. The Company pre-paid $391.0 million of FHLB advances in 2010, incurring a prepayment penalty of $5.5 million, as part of our balance sheet restructuring activities during 2010.

Legal expense was $3.6 million in 2010, an increase of $0.2 million, or 6.6%, from $3.4 million in 2009. This increase was primarily due to our efforts to resolve problem loans and other real estate owned.

Consulting expense was $2.8 million in 2010, a decrease of $2.4 million, or 46.5%, from $5.2 million in 2009. This decrease was primarily due to higher expenses related to our unsuccessful capital raising efforts in 2009.

FDIC Assessments were $7.6 million in 2010, a decrease of $1.1 million or 13.0% from $8.8 million in 2009, predominantly due to a one-time special assessment fee of $1.5 million during 2009, partially offset by an increase in the FDIC fee rate for 2010.

Occupancy expense was $7.4 million in 2010, an increase of $0.9 million, or 13.4%, from $6.5 million in 2009 primarily due to the impacts of lease expenses associated with the Company’s branches and corporate office.

Information services expense was $5.2 million in 2010, a decrease of $0.3 million or 5.1% from $5.5 million in 2009. This decrease was primarily due to a decrease in maintenance related expenses.

Other real estate owned expense was $32.2 million in 2010, an increase of $21.7 million from $10.5 million in 2009. This increase was primarily due to higher levels of other real estate owned (OREO) balances and related increases in OREO valuation reserves, which increased by $18.6 million. This increase reflects ongoing declines in real estate values resulting from continued deterioration in the housing market, as well as an increase of $2.5 million in maintenance and operating expenses, including payment of delinquent property taxes. The remaining annual variance was due to declines in the gains on sale of OREO.

FHLB debt extension fee was $0 in 2010 as compared with $2.0 million in 2009. We paid a debt extension fee to the Seattle FHLB in 2009 to extend maturities on certain FHLB advances.

Income Tax Expense (Benefit)

Income tax expense (benefit) for the years ended December 31, 2010 and 2009 was $697,000 and $(47.0) million, respectively. Our effective tax rate was less than 2.1% and 29.9% for the same periods. As a result of the Worker, Homeownership and Business Assistance Act of 2009, we were able to carry back net operating losses incurred in 2009 to prior taxable years, which had been previously unavailable for carry back. Predominately due to this change, in 2010 and 2009 we recognized current tax benefits of $6.5 million and $41.0 million, respectively. Our effective tax rate in 2010 and 2009 varied from the Federal statutory rate due to valuation allowances established on deferred tax assets because of uncertainty as to our ability to realize these assets in the future.

In 2009 and 2010, we recorded a valuation allowance for financial statement purposes against the carrying value of our deferred tax asset, and the current carrying value of our net operating loss carryforwards on our financial statements is zero. Ordinarily, the book value of that asset would not limit our ability to offset accumulated operating losses against future income. However, the completion of this offering will result in an ownership change of HomeStreet within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 substantially limits the ability of a corporate taxpayer to use operating loss carryforwards incurred prior to an ownership change against income earned after an ownership change. The Treasury Regulations adopted under Section 382 are complex, and the actual amount of such limitation varies depending on a variety of factors, but in our case, we expect the residual benefit of our accumulated net operating loss carryforward to be nominal immediately following the completion of this offering.

Notwithstanding the impact of this offering upon our accumulated net operating carryforwards, we also expect that the adoption and implementation of our accelerated asset resolution plan, or “AARP,” discussed elsewhere in this prospectus, will generate net operating losses that can be used to offset taxable income earned in the future. Assuming we recognize expenses of $                 million in 2011 associated with the AARP, and without giving effect to any other income or loss we may recognize for tax purposes in this year, we expect that the AARP will give rise to a tax benefit of $                 million. However, the value of any such deferred tax asset for purposes of GAAP will be limited by our ability to generate future taxable income against which such accrued losses may be offset.

Capital Expenditures

We had no material capital expenditures in 2009 or 2010. We expect a modest increase in capital expenditures during 2011 targeted to advance strategic initiatives such as branch expansions, new retail and single family products and new methods of product distribution.

Comparison of the year ended 2009 to the year ended 2008

For the year ended December 31, 2009, we reported a net loss of $110.3 million, compared with a net gain of $8.4 million for 2008.

Average Balances and Rates

Average balances, together with the total dollar amounts of interest income and expense, on a tax equivalent basis related to such balances and the weighted average rates, for years ended December 31, 2009 and 2008 were as follows:

	Year Ended December 31,
	2009			2008
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
(in thousands)
Assets:
Interest-earning assets(1):
Cash & cash equivalents	$259,665	$584	0.23%	$32,070	$524	1.63%
Investment securities	372,320	4,376	1.18%	119,720	5,503	4.60%
Loans held for sale	117,555	7,647	6.51%	91,123	5,190	5.70%
Loans held for investment	2,307,215	99,130	4.30%	2,519,811	156,920	6.23%

Total interest-earning assets(2)	3,056,755	111,738	3.66%	2,762,723	168,138	6.09%
Noninterest-earning assets(3)	82,068			96,226

Total assets	$3,138,823			$2,858,949

Liabilities and Stockholders’ Equity:
Deposits:
Interest-bearing demand accounts	$99,884	1,259	1.26%	$82,033	1,254	1.53%
Savings accounts	112,562	2,900	2.58%	31,302	631	2.02%
Money market accounts	304,832	4,515	1.48%	304,550	7,827	2.57%
Certificate accounts	1,495,693	45,679	3.05%	1,139,648	44,953	3.94%

Deposits	2,012,971	54,353	2.70%	1,557,533	54,665	3.51%
Fed discount borrowings	688	3	0.50%	86,594	1,940	2.24%
FHLB advances	685,716	21,068	3.07%	734,989	29,030	3.95%
Securities sold under agreements to repurchase	9,317	267	2.87%	24,159	672	2.78%
Long-term debt	66,857	4,270	6.39%	78,890	5,205	6.60%
Other borrowings	615	(92)	-14.97%	3,621	212	5.86%

Total interest-bearing liabilities(2)	2,776,163	79,869	2.88%	2,485,786	91,723	3.69%
Other noninterest-bearing liabilities	211,794			174,105

Total liabilities	2,987,957			2,659,891

Stockholder’s equity	150,866			199,058

Total liabilities and stockholders’ equity	$3,138,823			$2,858,949

Net interest income(4)		$31,869			$76,414

Net interest spread			0.78%			2.40%
Impact of noninterest-bearing sources			0.26%			0.38%
Net interest margin			1.04%			2.78%

(1)	The daily average balances of nonaccrual assets and related income, if any, are included in their respective categories.

(2)	Average interest-earning assets and interest-bearing liabilities were computed using daily average balances.

(3)	Includes loan balances that have been foreclosed and are now reclassified to other real estate owned.

(4)	Includes taxable-equivalent adjustments primarily related to tax-exempt income on certain loans and securities of $380,000 and $529,000 for the years ended 2009 and 2008, respectively. The federal statutory tax rate was 35% for the periods presented.

We have not included interest income from nonaccrual loans in interest income. The additional interest income that would have been recorded during the period if the loans had been accruing was $15.1 million and $3.0 million for the years ended December 31, 2009 and 2008, respectively.

Rate and Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense, excluding interest income from nonaccrual loans. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate), (2) changes attributable to changes in rate (changes in rate multiplied by prior volume), (3) changes attributable to changes in rate and volume (change in rate multiplied by change in volume), which were allocated in proportion to the percentage change in average volume and average rate and included in the relevant column and (4) the net change.

	2009 vs. 2008
	Increase (Decrease) Due to
	Rate	Volume	Total Change
(in thousands)
Assets:
Interest-earning assets:
Cash & cash equivalents	$(8)	$68	$60
Investment securities	614	(1,741)	(1,127)
Loans held for sale	808	1,649	2,457
Total loans held for investment	(45,429)	(12,361)	(57,790)

Total interest-earning assets	(44,015)	(12,385)	(56,400)

Liabilities:
Deposits:
Interest-bearing demand accounts	(241)	246	5
Savings accounts	220	2,049	2,269
Money market accounts	(3,319)	7	(3,312)
Certificate accounts	(11,478)	12,204	726

Deposits	(14,818)	14,506	(312)
Fed discount borrowings	(850)	(1,086)	(1,936)
FHLB advances	(6,116)	(1,846)	(7,962)
Securities sold under agreements to repurchase	20	(425)	(405)
Long-term debt	(162)	(773)	(935)
Other borrowings	(247)	(57)	(304)

Total interest-bearing liabilities	(22,173)	10,319	(11,854)

Total changes in net interest income	$(21,842)	$(22,704)	$(44,546)

Net Interest Income

Net interest income on a tax equivalent basis for the year ended December 31, 2009 was $31.9 million, a decrease of $44.5 million, or 58.4%, from $76.4 million in 2008, largely reflecting a decrease in the net interest margin which declined from 2.78% as of December 31, 2008 to 1.04% as of December 31, 2009. The decline in net interest income is comprised of a decline in total interest income of $56.4 million, or 33.6%, which was partially offset by a decline in interest expense of $11.9 million, or 12.9%. Interest income decreased to $111.7 million for 2009, compared with $168.1 million in 2008. The reduction in interest income is primarily due to a $57.8 million decline in interest earned on loans held for investment, which is comprised of a $45.4 million decline associated with the reduction in average yield from 6.23% to 4.30%, and a $12.4 million decline in interest income associated with the decrease in our average portfolio of loans held for investment from $2.52 billion in 2008 to $2.31 billion in 2009. The decline in yield on loans held for investment reflects the significant decline in market interest rates experienced during the periods compounded by the absence of interest rate floors on a substantial amount of our loans and an increase in nonperforming loans, which increased to $374.2 million as of December 31, 2009 compared with $75.4 million as of December 31, 2008. The decline in interest expense between 2008 and 2009 primarily reflects the significant decline in market interest rates experienced during the periods and, in turn, the rates we paid on deposits and borrowings, offset by an increase in the average balance of certificate accounts, which increased from $1.14 billion in 2008 to $1.50 billion in 2009.

Provision for Loan Losses

Our loan loss provision expense for 2009 was $153.5 million, an increase of $119.1 million, or more than 100.0%, from $34.4 million in 2008 which resulted primarily from increases in classified and nonperforming assets and related increases in loan charge offs. This deterioration reflects the impact of the economic downturn on our borrowers’ ability to service our loans, declining collateral values and the diminished capacity of our guarantors. The provision for loan losses is discussed in greater detail below in “— Credit Risk Management.”

Noninterest Income

Noninterest income was $59.2 million for the year ended December 31, 2009, an increase of $18.9 million, or 46.8%, from $40.3 million in 2008. The increase in noninterest income was the result of several factors. Our noninterest income is heavily dependent upon loan volumes from our mortgage banking activities. The level of mortgage banking activity fluctuates and is influenced significantly by mortgage interest rates, the health of the general economy and housing affordability among other factors. Our mortgage banking volumes, as well as revenues per loan, increased in 2009 as compared to 2008. Loan volumes increased in 2009 over 2008 due to falling and historically low interest rates on mortgage loans. Revenues per loan increased in 2009 over 2008 due to increased profit margins available in the marketplace because of a reduction in competition in the mortgage industry resulting from the economic downturn and related regulation requirements. The significant components of our noninterest income were:

	Year ended December 31,		Dollar Change
(in thousands)	2009	2008	2009 vs. 2008
Noninterest income
Net gains on mortgage loan origination and sales activities	$52,831	$15,833	$36,998
Mortgage servicing	(4,495)	13,025	(17,520)
Income from Windermere Mortgage Services	4,663	2,423	2,240
Debt extinguishment	—	2,451	(2,451)
Federal Home Loan Bank dividend	—	352	(352)
Depositor and other retail banking fees	3,352	2,885	467
Insurance commissions	792	807	(15)
Gain on sale of investment securities available for sale	237	1,067	(830)
Other	1,850	1,503	347

Total noninterest income	$59,230	$40,346	$18,884

Net gains on mortgage loan origination and sales activities was $52.8 million in 2009, an increase of $37.0 million, or more than 100.0%, from $15.8 million in 2008. The increase resulted from higher loan origination volumes and improved revenue per loan on single family loans originated and sold into the secondary market. Lower mortgage interest rates, government stimulus programs for first time home buyers, and reduced competition due to dislocations in the financial services industry influenced our increase in single family residential loan sales volume, which increased to $2.55 billion in 2009 from $1.45 billion in 2008.

In addition, we originated $45.2 million in multifamily residential loans and sold $49.7 million of such loans in 2009 (including some loans originated in 2008 and sold in 2009), compared to $265.6 million originated and $211.6 million sold during 2008. The decline in multifamily origination volume in 2009 was due primarily to decreases in the value of multifamily properties generally and the related decline in the number of purchases and sales of multifamily properties.

Mortgage servicing income consisted of the following:

	Year Ended December 31,						Dollar Change
	2009			2008			2009 vs. 2008
(in thousands)	Single family	Multifamily	Total	Single family	Multifamily	Total	Total
Servicing fees and other	$15,612	$3,477	$19,089	$13,275	$3,635	$16,910	$2,179
Amortization	(17,576)	(1,302)	(18,878)	(7,992)	(1,282)	(9,274)	(9,604)
Recovery/(impairment)	1,335	—	1,335	(9,197)	—	(9,197)	10,532
Net gain (loss) from derivatives economically hedging MSR	(6,041)	—	(6,041)	14,586	—	14,586	(20,627)

Mortgage servicing	$(6,670)	$2,175	$(4,495)	$10,672	$2,353	$13,025	$(17,520)

(1)	Principally reflects changes in discount rates and prepayment speed assumptions, mostly due to changes in interest rates.

(2)	Represents changes due to collection/realization of expected cash flows over time.

(3)	Represents adjustments to the carrying value of multifamily MSRs due to temporary (impairment) or recovery in accordance with the lower of amortized cost or fair value methodology.

Mortgage servicing revenues, net of amortization and impairment, includes servicing fee income and related fees less amortization of mortgage servicing rights and mortgage servicing rights impairment charges or recoveries, net of hedging gains and losses. We recognized a loss of $4.5 million for 2009 for mortgage servicing, net of amortization and impairment, as compared to income of $13.0 million for 2008.

The decrease of $17.5 million in mortgage servicing income was due to a $9.6 million increase in amortization of servicing rights, which was caused by a high level of prepayments on the loans in our portfolio of loans serviced for others resulting from low mortgage rates in 2009 and a $10.1 million decrease in net servicing impairment or recovery and hedging gains and losses reflecting the volatility in the financial markets during these periods. These decreases in mortgage servicing income in 2009 were partially offset by an increase in loan servicing fees and other fees of $2.2 million as a result of growth in our average portfolio of loans serviced for others. The loans serviced for others portfolio increased to $6.70 billion at December 31, 2009 from $5.59 billion at December 31, 2008. Also contributing to the increase in servicing fees was an increase in the average servicing fee per loan which increased from 29 basis points in 2008 to 30 basis points in 2009, reflecting a shift in the composition of loans sold with servicing retained to a higher composition of Ginnie Mae conforming loans, which carry a higher servicing fee.

Income from Windermere Mortgage Services — Income derived from the Bank’s Windermere Mortgage Services affiliate was $4.7 million, an increase of $2.2 million, or 92.4%, in 2009 from $2.4 million in 2008. The improvement in income was primarily attributable to a 28.2% increase in loan origination volume between 2008 and 2009.

Debt extinguishment — For 2008, we recorded a gain of $2.5 million on the early extinguishment of long-term debt. We prepaid $25.0 million of our senior notes due to USAA at a discount of 10.0% and extended the maturity of the remaining $5.0 million of senior notes from March 1, 2009, to March 1, 2011. This debt was retired for $3.0 million in the first quarter of 2011.

Federal Home Loan Bank (FHLB) dividend — HomeStreet received no dividend income from the FHLB in 2009. In 2008, the Company recorded $0.4 million in FHLB dividends.

Depositor and other retail banking fees was $3.4 million for 2009, an increase of $0.5 million or 16.2% from $2.9 million in 2008. This increase is a reflection of continued growth in our deposits and the related transaction fee income.

	Year Ended December 31,		Dollar Change
(in thousands)	2009	2008	2009 vs. 2008
Fees:
Monthly maintenance and deposit — related fees	$2,184	1,868	$316
Debit Card/ATM fees	957	799	158
Other fees	211	218	(7)

Total depositor and related fees	$3,352	$2,885	$467

Insurance commissions income was $0.8 million in 2009 and 2008. Agency commissions were generally unchanged during these periods due to limited marketing efforts and market conditions.

Gain on sale of investment securities available for sale was $0.2 million in 2009, a decrease of $0.8 million, or 77.8%, from $1.1 million in 2008. The gains in 2008 were the result of repositioning securities to reduce the portfolio’s risk weighting.

Other noninterest income was $1.9 million in 2009, an increase of $0.3 million, or 23.1% from $1.5 million in 2008. The increase was largely due to gains on interest rate swaps.

Noninterest Expense

Noninterest expense increased to $94.4 million in 2009, an increase of $24.3 million, or 34.5% from $70.2 million in 2008. Our levels of noninterest expense in 2009 were significantly impacted by the deterioration in our asset quality, capital, and regulatory status. The significant components of noninterest expense in 2009 and explanations of changes from 2008 are discussed below:

	Year ended December 31,		Dollar Change
(in thousands)	2009	2008	2009 vs. 2008
Noninterest expense
Salaries and related costs	$39,926	$38,784	$1,142
General and administrative	12,772	13,936	(1,164)
Legal	3,353	1,541	1,812
Consulting	5,163	985	4,178
Federal Deposit Insurance Corporation assessments	8,757	1,606	7,151
Occupancy	6,486	6,743	(257)
Information services	5,503	5,051	452
Other real estate owned	10,479	1,543	8,936
Federal Home Loan Bank debt extension fee	2,009	—	2,009

Total noninterest expense	$94,448	$70,189	$24,259

Salaries and related costs was $39.9 million for 2009, an increase of $1.1 million, or 2.9%, from $38.8 million in 2008. The increases were primarily due to increased staffing needs related to credit administration functions and the increased commissions related to the high level of single family loan production. Offsetting these higher compensation expenses were the deferral of direct costs of loan production of $12.2 million for 2009 and $10.0 million for 2008. Retirement contributions decreased to $0.1 million in 2009 from $0.7 million in 2008 due to the elimination of 401(k) matching contributions in mid-2009.

General and administrative expenses was $12.8 million in 2009, a decrease of $1.2 million, or 8.4%, from $13.9 million in 2008. The decrease is primarily due to a $2.1 million decrease in business and occupation tax expense as a result of a favorable outcome from litigation with the State of Washington to exempt payment of business and occupation tax on loan servicing fees. Offsetting this decrease were increases in other general and administrative expenses.

Legal expenses was $3.4 million for 2009, an increase of $1.8 million, or more than 100.0%, from $1.5 million for 2008. These increases were primarily the result of the increased volume of problem loans and other real estate owned and management’s efforts to raise capital.

Consulting expense was $5.2 million in 2009, an increase of $4.2 million, or more than 100.0%, from $1.0 million in 2008. The increase was due primarily to unsuccessful capital raising initiatives in 2009. These items reflect costs that would have been capitalized had the offering proved successful.

Federal Deposit Insurance Corporation assessments was $8.8 million for 2009, an increase of $7.2 million, or more than 100.0%, from $1.6 million in 2008. The increase was due to a one-time special assessment of $1.5 million to replenish the insurance fund as well as increases in risk premium charges due to the Bank’s financial condition.

Occupancy expense was $6.5 million in 2009, a decrease of $0.3 million or 3.8% from $6.7 million in 2008. This decrease was primarily due to the completion of the amortization period for which certain tenant improvement expenses were recognized.

Information services expense was $5.5 million in 2009, an increase of $0.5 million or 8.9% from $5.1 million in 2008. This increase was primarily due to the replacement of certain hardware systems, increasing maintenance related expenses.

Other real estate owned expenses were $10.5 million for 2009, an increase of $8.9 million, or more than 100.0%, from $1.5 million for 2008. The increase of $8.9 million in 2009 was primarily related to the increase in other real estate owned balances. Specifically, OREO valuation provisions increased $8.0 million, while OREO maintenance expenses increased $2.5 million. Partly offsetting these expenses, gains on OREO sales increased $1.6 million.

Federal Home Loan Bank debt extension fee. In 2009, the Bank paid a debt extension fee of $2.0 million to the Federal Loan Bank of Seattle (FHLB) to extend the maturities on certain FHLB advances to strengthen the Company’s long-term liquidity position.

Income Tax Expense (Benefit)

Income tax expense (benefit) for the years ended December 31, 2009 and 2008 was $(47.0) million and $3.2 million, respectively. Our effective tax rate was (29.9)% and 27.5% for the same periods. As a result of the Worker, Homeownership and Business Assistance Act of 2009, we were able to carry back net operating losses incurred in 2009 to prior taxable years, which had been previously unavailable for carry back. Predominately due to this change, in 2009 we recognized current tax benefits of $41.0 million. Our effective tax rate in 2009 and 2008 varied from the Federal statutory rate due to valuation allowances established on deferred tax assets due to uncertainty as to our ability to realize these assets in the future.

Review of Financial Condition

Total assets were $2.34 billion at March 31, 2011, $2.49 billion at December 31, 2010 and $3.21 billion at December 31, 2009. The decreases in total assets are predominately due to decreases in our portfolio of loans held for investment and our balance sheet restructuring activities during 2010. The portfolio of loans held for investment has declined as a direct result of our ongoing problem loan resolution activities. These activities have resulted in accelerated repayments, charge-offs and transfers to OREO as a result of foreclosures and deed-in-lieu agreements. We have also been an active seller of OREO properties during these periods. During the first quarter of 2011, we also sold a significant portion of our OREO, including our largest OREO property, known as the Cascadia project, which we sold for $49.1 million. To ensure our ability to fund unexpected deposit outflows and to provide confidence to our deposit customers and regulators, in 2008 and 2009 we increased our on-balance sheet liquidity through increased FHLB borrowings and brokered deposits. We invested some of these funds in highly liquid, short duration government securities and we increased our cash position. While this strategy was effective for liquidity risk management purposes, this high level of liquidity adversely affected our net interest income and margin. During 2010, with the stabilization of the Company and changing depositors’ attitudes toward the risk of deposits in troubled banks, we began reducing on-balance sheet liquidity. We do not anticipate reducing on-balance sheet liquidity to normalized levels until the Orders are terminated and our overall risk profile returns to normal.

Cash and Cash Equivalents totaled $170.8 million as of March 31, 2011, compared with $72.6 million as of December 31, 2010 and $217.1 million as of December 31, 2009. The increase during the first quarter of 2011 reflects proceeds of $67.3 million from recent sales of OREO properties, including the Cascadia project, as well as the settlement of loans sold. The decrease during 2010 reflects our decision to maintain lower on-balance sheet liquidity.

Securities Available for Sale totaled $304.4 million as of March 31, 2011, compared with $313.5 million at December 31, 2010, and $657.8 million as of December 31, 2009. These balances remained relatively constant during the latter half of 2010 and the first quarter of 2011. The decrease in the securities portfolio during 2010 is a result of our decision to maintain lower on-balance sheet liquidity.

We primarily hold investment securities for liquidity purposes, while providing a relatively stable source of interest income. Substantially all securities held are designated as available for sale. We hold two securities having a face amount and a fair value of approximately $200,000, which are designated as held-to-maturity.

We carry our available-for-sale securities at fair value. The following table sets forth certain information regarding the amortized cost and fair values of our investment securities available for sale for the periods indicated.

	At March 31,		At December 31,
	2011		2010		2009		2008
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:
Mortgage-backed securities
FNMA	$1,455	$1,514	$1,519	$1,585	$2,151	$2,218	$3,171	$3,148
GNMA	2,660	2,850	2,915	3,112	3,863	3,984	5,235	5,258
U.S. Government sponsored enterprises					—	—	10,227	10,284
Municipal bonds(1)	5,846	5,832	6,648	6,549	8,650	8,535	16,249	15,862
Collateralized mortgage obligations	225,678	217,938	229,415	221,921	157,971	155,900	21,798	21,785
Corporate Debt Securities(2)					20,039	20,196	—	—
US Treasury Securities	76,260	76,270	80,384	80,346	467,017	467,007	—	—

Total available for sale	$311,899	$304,404	$320,881	$313,513	$659,691	$657,840	$56,680	$56,337

(1)	Comprised of general obligation bonds (i.e., backed by the general credit of the issuer) and revenue bonds (i.e., backed by revenues from the specific project being financed) issued by various municipal corporations. As of March 31, 2011 no bonds were rated below “A”.

(2)	As of March 31, 2011, the corporate debt securities portfolio consisted of debt securities issued under the Temporary Liquidity Guarantee Program, or TLGP.

The following tables present the fair value of investment securities available for sale by contractual maturity along with the associated contractual yield, at March 31, 2011 and December 31, 2010. Contractual maturities for mortgage backed securities and collateralized mortgage obligations were determined assuming no prepayments. Remaining expected maturities will differ from contractual maturities as borrowers may have the right to prepay obligations before the underlying mortgages mature. The weighted average yield is computed using the contractual coupon of each security weighted based on the fair value of each security and does not include adjustments to a tax equivalent basis.

	March 31, 2011
	Within one year		After one year through five years		After five years through ten years		After ten years		Total
(in thousands)	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Available for sale:
Mortgage-backed securities	$—		$—		$—		$4,364	4.49%	$4,364	4.49%
Municipal bonds	—		1,274	3.64%	498	5.30%	4,060	4.01%	5,832	4.04%
Collateralized mortgage obligations	—		1,446	4.85%	—		216,492	3.14%	217,938	3.15%
US Treasury Securities	76,270	0.26%	—		—		—		76,270	0.26%

Total available for sale	$76,270	0.26%	$2,720	4.28%	$498	5.30%	$224,916	3.18%	$304,404	2.46%

	At December 31, 2010
	Within one year		After one year through five years		After five years through ten years		After ten years		Total
(in thousands)	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Available for sale:
Mortgage-backed securities	$—		$—		$—		$4,697	4.51%	$4,697	4.51%
Municipal bonds	930	3.66%	1,271	3.64%	503	3.60%	3,845	4.12%	6,549	3.92%
Collateralized mortgage obligations	—		1,556	4.77%	—	0.00%	220,365	3.16%	221,921	3.17%
US Treasury Securities	80,346	0.25%	—		—		—		80,346	0.25%

Total available for sale	$81,276	0.29%	$2,827	4.26%	$503	3.60%	$228,907	3.20%	$313,513	2.46%

Each of the mortgage-backed securities and the collateralized mortgage obligations in our investment portfolio are insured or guaranteed by Fannie Mae, Ginnie Mae or Freddie Mac. Investments in these instruments involve a risk that actual prepayments will vary from the estimated prepayments over the life of the security. This may require adjustments to the amortization of premium or accretion of discount relating to such instruments, thereby changing the net yield on such securities. At March 31, 2011 and December 31, 2010, the aggregate net premium associated with our MBS portfolio was $0.04 million and $0.04 million, or 1.0% and 0.9% of the aggregate unpaid principal balance of our MBS, respectively. The aggregate net premium associated with our collateralized mortgage portfolio as of March 31, 2011 and December 31, 2010 was $1.1 million and $680,000, or 4.6% and 3.0% of the aggregate unpaid principal balance, respectively. There is also reinvestment risk associated with the cash flows from such securities and the market value of such securities may be adversely affected by changes in interest rates.

Management monitors the portfolio of securities classified as available for sale for impairment, which may result from credit deterioration of the issuer, changes in market interest rates relative to the rate of the instrument or changes in prepayment speeds. We evaluate each investment security at least once a quarter to assess if impairment is considered other than temporary. In conducting this evaluation, management considers many factors, including but not limited to whether we expect to recover the entire amortized cost basis of the security in light of adverse changes in expected future cash flows, the length of time the security has been impaired and the severity of the unrealized loss. We also consider whether we intend to sell the security (or whether we will be required to sell the security) prior to recovery of its amortized cost basis, which may be at maturity.

Based on this evaluation, management concluded that unrealized losses as of March 31, 2011 and December 31, 2010 were the result of changes in interest rates. Management does not intend to sell such securities nor is it likely it will be required to sell such securities prior to recovery of the security’s amortized cost basis. Accordingly, none of the unrealized losses as of March 31, 2011 and December 31, 2010 were considered other than temporary.

Loans Held for Sale totaled $82.8 million as of March 31, 2011, compared with $212.6 million as of December 31, 2010 and $57.0 million at December 31, 2009. Loans held for sale includes single family and multifamily residential loans that are intended for sale, typically within 30 days of closing the loan. The decrease in loans held for sale during the first quarter of 2011 is primarily due to a decrease in our loan origination volume, which has declined significantly from the levels experienced in the fourth quarter of 2010 as a result of rising mortgage interest rates. The increase during 2010 is primarily due to higher sales of loans near the end of 2009, which served to increase cash balances and decrease the balance of loans held for sale as of December 31, 2009. Substantially all loan originations during the first quarter of 2011 and for the year ended 2010 were designated for sale.

Loans Held for Investment, net totaled $1.50 billion as of March 31, 2011, compared with $1.54 billion as of December 31, 2010 and $1.96 billion at December 31, 2009. Our loans held for investment continue to decline as we resolve problem loans through payoff, pay-down, charge off or default and foreclosure on collateral. During the first quarter of 2011 transfers from loans held for investment to OREO as a result of foreclosures totaled $6.0 million, net of charge-offs of $3.5 million. For the full year 2010, loans held for investment balances decreased $426.5 million, or 21.7%. This decrease is primarily a result of transfers of $182.7 million to OREO along with charge-offs and repayment of loans. We generally stopped all new loan origination for investment in 2008 to enable the Company to focus on problem loan resolution and to decrease total assets to aid in the maintenance of regulatory capital ratios.

The following table details the composition of our loans held for investment portfolio by dollar amount and as a percentage of our total loan portfolio as of the periods indicated:

			At December 31,
	At March 31, 2011		2010		2009		2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
(in thousands)
Single family	$522,904	33.4%	$526,462	32.8%	$590,695	28.4%	$568,974	22.9%	$493,483	20.0%	$406,298	19.3%
Commercial real estate(1)	414,343	26.4%	426,879	26.5%	449,373	21.6%	469,527	18.9%	348,721	14.1%	306,163	14.6%
Multifamily residential	102,450	6.5%	104,497	6.5%	85,522	4.3%	94,857	3.9%	117,173	4.8%	93,191	4.5%
Construction/land development	271,676	17.4%	285,131	17.7%	631,525	30.3%	959,309	38.4%	1,135,170	45.9%	984,453	46.8%
Commercial business	80,057	5.1%	82,959	5.2%	109,322	5.3%	150,924	6.1%	134,339	5.4%	88,388	4.2%
Home equity	175,896	11.2%	181,537	11.3%	209,944	10.1%	243,909	9.8%	242,499	9.8%	223,134	10.6%

Total loans held for investment	$1,567,326	100.0%	$1,607,465	100.0%	$2,076,381	100.0%	$2,487,500	100.0%	$2,471,385	100.0%	$2,101,627	100.0%

Less:
Allowance for loan losses	$62,156		$64,177		$109,472		$58,587		$38,804		$27,834
Net deferred loan fees and discounts	4,620		4,767		1,915		3,026		4,367		6,546

Total loans held for investment, net	$1,500,550		$1,538,521		$1,964,994		$2,425,887		$2,428,214		$2,067,247

(1)	March 31, 2011 and December 31, 2010 balances comprised of $124.6 million and $133.7 million of owner occupied loans, respectively, and $289.8 million and $293.2 million of non-owner occupied loans, respectively.

The following tables show the composition of the loan portfolio by fixed-rate and adjustable-rate loans at the dates indicated and the repricing characteristics as of December 31, 2010.

			At December 31,
	At March 31, 2011		2010		2009		2008
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
FIXED-RATE LOANS
Single family	$202,295	12.9%	$194,775	12.1%	$189,998	9.2%	$150,332	6.0%
Commercial	171,848	11.0%	181,372	11.3%	207,255	10.0%	221,398	8.9%
Commercial business	53,118	3.4%	58,767	3.7%	74,869	3.6%	89,447	3.6%
Home Equity	67,554	4.3%	69,586	4.3%	84,103	4.1%	109,566	4.4%

Total fixed-rate loans	494,815	31.6%	504,500	31.4%	556,225	26.8%	570,743	22.9%
ADJUSTABLE-RATE LOANS
Single family	320,609	20.5%	331,687	20.6%	400,697	19.3%	418,641	16.8%
Commercial	242,495	15.5%	245,507	15.3%	242,118	11.7%	248,129	10.0%
Multifamily residential	102,450	6.5%	104,497	6.5%	85,522	4.1%	94,857	3.8%
Construction/land development, net (1)	271,676	17.3%	285,131	17.7%	631,525	30.4%	959,309	38.6%
Commercial business	26,939	1.7%	24,192	1.5%	34,453	1.7%	61,478	2.5%
Home Equity	108,342	6.9%	111,951	7.0%	125,841	6.1%	134,343	5.4%

Total adjustable-rate loans	1,073,716	68.4%	1,102,965	68.6%	1,520,156	73.2%	1,916,757	77.1%

Total loans	$1,567,326	100.0%	$1,607,465	100.0%	$2,076,381	100.0%	$2,487,500	100.0%

Less:
Deferred loan fees	$(4,620)		$(4,767)		$(1,915)		$(3,026)
Allowance for loan losses	(62,156)		(64,177)		(109,472)		(58,587)

Loans receivable, net	$1,500,550		$1,538,521		$1,964,994		$2,425,887

(1)	Construction/land development is presented net of the undisbursed portion of the loan commitment.

	December 31, 2010
(in thousands)	Balance	Percent of Gross Loans
Repricing Characteristic
Adjustable Rates
LIBOR	$677,163	42%
Prime Rate	216,956	13%
FHLB	135,790	8%
Treasury	73,056	5%

Total Adjustable	1,102,965	69%
Fixed Rates	504,500	31%

Total Gross Loans	$1,607,465	100%

The following table shows the contractual maturity of our loan portfolio by loan type at December 31, 2010:

	At December 31, 2010				Loans Over One Year by Rate Sensitivity
(in thousands)	One Year or Less	One Through Five Years	Over Five Years	Total	Fixed Rate	Floating Rate
Single family residential	$1,478	$997	$523,987	$526,462	$196,732	$328,252
Commercial real estate	75,476	138,247	213,156	426,879	133,974	217,429
Multifamily residential	36,352	59,283	8,862	104,497	8,477	59,668
Construction/land development	214,462	70,669	—	285,131	2,024	68,645
Commercial business	20,019	40,194	22,746	82,959	59,390	3,550
Home Equity	68	566	180,903	181,537	68,967	112,502

Total loans held for investment	$347,855	$309,956	$949,654	$1,607,465	$469,564	$790,046

The following table presents the loan portfolio by loan type and region as of March 31, 2011:

	Washington
	Puget Sound						Idaho
(in thousands)	King(1)	Snohomish(2)	Pierce(1)	Thurston(1)	Vancouver(2)(3)	Spokane(2)	Boise(2)
Single family	$172,124	$84,933	$60,636	$15,974	$40,545	$30,146	$7,662
Commercial real estate	180,997	83,912	22,527	—	30,077	4,410	762
Multifamily residential	56,926	2,440	6,830	—	—	9,358	948
Construction/land development	78,243	17,654	51,033	54,390	10,305	14,029	2,602
Commercial business	59,518	6,865	4,038	—	2,079	87	—
Home Equity	71,570	23,255	15,103	4,840	16,284	3,801	147

Total loans	$619,378	$219,059	$160,167	$75,204	$99,290	$61,831	$12,121

	Oregon
(in thousands)	Portland(2)	Bend(2)	Eugene(2)	Salem(2)	Hawaii	Other(4)	Total
Single family	$54,515	$6,180	$1,735	$27,991	$20,463	$—	$522,904
Commercial real estate	60,009	669	6,887	1,716	14,428	7,949	414,343
Multifamily residential	22,289	2,791	—	—	—	868	102,450
Construction/land development	21,244	2,594	10,411	1,126	8,045	—	271,676
Commercial business	7,367	64	—	39	—	—	80,057
Home Equity	19,497	281	473	11,866	8,779	—	175,896

Total loans	$184,921	$12,579	$19,506	$42,738	$51,715	$8,817	$1,567,326

The following table presents the loan portfolio by loan type and region as of December 31, 2010:

	Washington						Idaho
	Puget Sound
(in thousands)	King(1)	Snohomish(2)	Pierce(1)	Thurston(1)	Vancouver(2)(3)	Spokane(2)	Boise(2)
Single family	$180,385	$86,099	$54,614	$14,631	$40,991	$29,383	$7,519
Commercial real estate	186,036	84,494	25,136	—	33,417	4,456	769
Multifamily residential	58,387	2,456	6,830	508	1,080	9,358	951
Construction/land development	82,159	20,028	54,373	54,966	10,471	14,111	2,678
Commercial business	61,763	7,135	4,285	—	2,433	556	—
Home Equity	74,359	23,909	14,880	4,930	16,899	3,855	145

Total loans	$643,089	$224,121	$160,118	$75,035	$105,291	$61,719	$12,062

	Oregon
(in thousands)	Portland(2)	Bend(2)	Eugene(2)	Salem(2)	Hawaii	Other(4)	Total
Single family	$56,333	$6,592	$1,520	$20,324	$28,071	$—	$526,462
Commercial real estate	60,566	677	6,937	14,621	1,734	8,036	426,879
Multifamily residential	21,244	2,822	—	—	—	861	104,497
Construction/land development	22,462	3,053	10,540	8,983	1,307	—	285,131
Commercial business	6,680	64	—	—	43	—	82,959
Home Equity	20,237	357	483	9,266	12,217	—	181,537

Total loans	$187,522	$13,565	$19,480	$53,194	$43,372	$8,897	$1,607,465

(1)	Refers to a specific county.

(2)	Refers to a specific city.

(3)	Also includes surrounding counties.

(4)	Includes Alaska and Florida in commercial real estate and Washington Community Reinvestment Association participation pool loans in multifamily residential.

The following table presents the loan portfolio as of December 31, 2010 by loan type and year of origination:

	December 31, 2010
(in thousands)	Prior to 2000	2000-2004	2005-2006	2007-2008	2009	2010	Total
Single family	$11,375	$45,292	$66,602	$257,118	$116,937	$29,138	$526,462
Commercial real estate	740	61,803	110,057	238,933	5,279	10,067	426,879
Multifamily residential	—	3,469	3,153	66,165	—	31,710	104,497
Construction/land development	—	—	86,493	173,046	15,900	9,692	285,131
Commercial business	—	1,885	22,405	35,559	7,581	15,529	82,959
Home equity	32	27,837	65,765	81,403	4,238	2,262	181,537

Total loans	$12,147	$140,286	$354,475	$852,224	$149,935	$98,398	$1,607,465

The following table presents loan origination volume and loan sales during the periods indicated:

	Three Months Ended March 31, 2011	Year Ended December 31,
(in thousands)		2010	2009	2008
Loans Originated:
Real estate:
Single family:
Originated by HomeStreet	$177,164	$1,446,850	$1,898,622	$1,089,416
Originated by Windermere Mtge Services	99,730	622,294	828,835	646,481

Single family	276,894	2,069,144	2,727,457	1,735,897
Multifamily residential	5,292	60,690	45,205	265,584
Commercial	—	26,595	13,988	131,451
Construction/land development	4,364	24,484	52,517	288,532

Total real estate	286,550	2,180,913	2,839,167	2,421,464
Commercial business	1,620	8,049	11,570	64,613
Home equity	—	240	1,153	67,258

Total loans originated by HomeStreet or mortgage affiliates	288,170	2,189,202	2,851,890	2,553,335

Loans sold:
Single family	$386,174	$1,875,430	$2,547,742	$1,450,682
Multifamily residential	13,862	43,358	49,678	211,610

Total	$400,036	$1,918,788	$2,597,420	$1,662,292

Other real estate owned totaled $98.9 million as of March 31, 2011, compared with $170.5 million as of December 31, 2010 and $107.8 million as of December 31, 2009. OREO balances decreased during the first quarter of 2011 primarily due to management’s continued efforts to resolve problem assets. In the first quarter of 2011, we completed the sale of several large properties, including our largest OREO property, known as the Cascadia project, which had a book value of $48.0 million as of December 31, 2010. First quarter 2011 sales of OREO totaled $67.0 million. During the first quarter of 2011, we acquired through foreclosure real estate with a fair value, less estimated costs to sell, of $5.7 million. For the year 2010, OREO balances increased $62.7 million, or 58.2%. During 2010, we acquired through foreclosure real estate with a fair value, less estimated costs to sell, of $189.0 million, and we sold $98.9 million of OREO properties. As of March 31, 2011 and December 31, 2010, 14.9% and 60.6% of OREO properties have been held less than six months.

Federal Home Loan Bank Stock totaled $37.0 million as of March 31, 2011, December 31, 2010 and 2009, which is used to collateralize advances from the FHLB. FHLB stock is carried at par value and can only be purchased or redeemed at par value in transactions between FHLB and its member institutions. Both cash and stock dividends received on FHLB stock are reported in earnings.

On November 6, 2009, the FHLB’s regulator reaffirmed its capital classification as undercapitalized. Under Housing Finance Agency regulations, an FHLB that fails to meet any regulatory capital requirement may not declare a dividend or redeem or repurchase capital stock. As such, the FHLB will not be able to redeem, repurchase or declare dividends on stock outstanding while the risk-based capital deficiency exists. Accordingly, even though our FHLB borrowings have significantly declined, there has not been a corresponding decrease in the value of our FHLB stock.

Management periodically evaluates FHLB stock for other than temporary impairment based on its assessment of ultimate recoverability of par value, rather than recognizing temporary declines in value. The determination of whether the decline affects the ultimate recoverability is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB and (4) the liquidity position of the FHLB. The FHLB continues to benefit from an AAA credit rating from Standard & Poor’s, which allows the FHLB to secure funding for its activities at attractive rates and terms, further supporting continued access to liquidity. Based on its evaluation, management determined there is not other-than-temporary impairment on the FHLB stock investment as of March 31, 2011, December 31, 2010 or December 31, 2009.

We may also borrow, on a collateralized basis, from the FRBSF. At March 31, 2011, December 31, 2010 and 2009, we did not have any outstanding borrowings from the FRBSF. Based on the amount of qualifying collateral available, borrowing capacity from the FRBSF was $175.2 million and $192.9 million at March 31, 2011 and December 31, 2010. The FRBSF is also not contractually bound to offer credit to us, and our access to this source for future borrowings may be discontinued at any time.

Deposits

Through our 20 bank branches, we offer various types of deposit accounts to consumers and businesses, including savings accounts, checking accounts, money market accounts and a variety of certificate of deposit accounts (“CDs”). We also offer cash management services to businesses. Deposits at March 31, 2011 were $2.07 billion compared to $2.13 billion at December 31, 2010 and $2.33 billion at December 31, 2009. For the first quarter of 2011 deposit balances decreased $62.9 million, or 3.0%, as we continued to manage reductions in noncore retail CD balances through offering less competitive rates. These decreases were partially offset by increases in core consumer and business deposits. Similarly, for the year 2010 deposit balances decreased $202.6 million, or 8.7% as a result of our integrated consumer and business financial services delivery strategy.

Deposit balances and average rates paid were as follows for the period indicated:

			At December 31,
(in thousands)	At March 31, 2011		2010		2009		2008
Noninterest bearing accounts	$180,441	0.00%	$235,890	0.00%	$182,155	0.00%	$154,789	0.00%
NOW accounts	127,529	0.52%	121,534	0.52%	107,210	0.75%	92,081	1.34%
Statement savings accounts due on demand	52,743	0.69%	51,075	0.69%	88,597	2.41%	83,998	2.63%
Money market accounts due on demand	427,698	0.75%	413,401	0.75%	374,577	1.21%	265,810	1.79%
Time, under $100,000	778,568	1.78%	811,409	1.80%	1,059,921	2.80%	774,994	3.78%
Time, $100,000 to $250,000	415,101	1.92%	409,070	2.03%	441,642	2.69%	272,486	3.71%
Time, $250,000 or more	84,762	2.00%	87,363	2.03%	78,231	2.55%	267,153	2.90%

	$2,066,842	1.34%	$2,129,742	1.35%	$2,332,333	2.19%	$1,911,311	2.90%

Borrowings

We had no outstanding securities sold under repurchase agreements at March 31, 2011, December 31, 2010 and 2009 and no outstanding federal funds purchased at March 31, 2011, December 31, 2010 or 2009.

FHLB advances totaled $114.5 million as of March 31, 2011, compared with $165.9 million as of December 31, 2010 and $677.8 million as of December 31, 2009. FHLB advances are collateralized by stock in the FHLB, pledged mortgage-backed securities and unencumbered qualifying mortgage loans. As of March 31, 2011, December 31, 2010, 2009 and 2008, FHLB borrowings had weighted average interest rates of 3.3%, 3.3%, 3.0% and 3.5%, respectively. Of the total FHLB borrowings outstanding as of December 31, 2010, $108.0 million mature prior to December 31, 2011. We had $281.0 million, $72.8 million and $1.0 million of additional borrowing capacity with the FHLB as of March 31, 2011, December 31, 2010 and 2009, respectively. Our lending agreement with the FHLB permits the FHLB to refuse to make advances under that agreement during periods in which an “event of default” (as defined in that agreement) is continuing. An “event of default” occurs when the FHLB gives notice to the Bank of an intention to take any of a list of permissible actions following the occurrence of specified events or conditions affecting the Bank. Among those events is the issuance or entry of “any supervisory or consent order pertaining to” the Bank, which would include the Bank Order. To date the FHLB has not declared a default under this agreement, and has not notified the Bank that future advances would not be made available, although it has required the Bank to deliver physical possession of certain negotiable instruments and related documentation as collateral for borrowings under that agreement.

Long-term debt totaled $61.9 million at March 31, 2011, compared with $66.9 million at December 31, 2010 and 2009. During the first quarter of 2011, we repurchased and retired our long-term debt arrangement with USAA for $3.0 million, a $2.0 million discount from the $5.0 million carrying value of the debt. The $2.0 million discount was recognized as noninterest income. The remaining long-term debt is $61.9 million of trust preferred securities (TruPS) issued by HomeStreet Statutory Trust, a subsidiary of HomeStreet, Inc. TruPS allow investors to buy subordinated debt through a variable interest entity trust which issues preferred securities to third-party investors and invests the cash received to purchase subordinated debt from the issuer. That debt is the sole asset of the trust and the coupon on the debt mirrors the dividend payment on the preferred securities. These securities are nonvoting and are not convertible into capital stock, and the trust is not consolidated in our financial statements.

We elected to defer the payment of interest on our outstanding TruPS that was due on December 15, 2008. Subsequent to December 31, 2008, we elected to continue the deferral of interest payments commencing on March 15, 2009. We are entitled, at our option, subject to certain conditions, to defer payments of interest up to five years under the related TruPS agreements. Under these agreements, as a consequence of electing the deferral of interest payments, we are prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, our common stock until we are current on all interest payments due on the TruPS. As of March 31, 2011, December 31, 2010 and 2009, total deferred interest was $9.1 million, $8.5 million and $4.8 million, respectively.

Capital

Shareholders’ equity on a per share basis decreased to $15.16 as of March 31, 2011, from $17.41 as of December 31, 2010 and $27.21 as of December 31, 2009.

Return on Equity and Assets

The negative return on equity and assets ratios for 2009 through the first quarter of 2011 reflect the net losses we incurred for those periods. The positive changes in these ratios from 2009 to 2010 and the first quarter of 2011 reflect the reduction in net loss for those periods, offset by decreases in total assets and shareholder’s equity.

	Three Months Ended March 31, 2011	Year ended December 31,
(in thousands)		2010	2009	2008
Return on assets (1)	(1.25)%	(1.19)%	(3.47)%	0.29%
Return on equity (2)	(51.26)%	(38.00)%	(68.90)%	4.23%
Dividend payout ratio (3)	—	—	—	36.00%
Equity assets ratio (4)	2.44%	3.13%	4.81%	6.96%

(1)	Net income divided by average total assets.

(2)	Net income divided by average equity.

(3)	Dividends declared per share divided by net income per share.

(4)	Average equity divided by average total assets.

Business Lines

HomeStreet has four lines of business we report as operational segments: Community Banking, Single Family Lending, Income Property Lending and Residential Construction Lending. The results for these segments are based on a management accounting process that assigns income statement items to each responsible line of business. This process is dynamic and, unlike financial accounting, there is no comprehensive, authoritative guidance for management accounting equivalent to GAAP. The management accounting process measures the performance of the lines of business based on our management structure and is not necessarily comparable with similar information for other financial services companies. We define our lines of business by product type and customer segment. If the management structure or the allocation process changes, allocations, transfers and assignments may change.

We use various management accounting methodologies to assign certain balance sheet and income statements items to the responsible lines of business, including:

•

a funds transfer pricing system, which allocates interest income credits and funding charges between the lines of business and our treasury division, with that division assigning to each such line of business a funding credit for its liabilities, such as deposits, and a charge to fund its assets; and

•	an allocation of charges for services rendered to the lines of business by centralized functions, such as corporate overhead, which are generally based on each segment’s consumption patterns.

•	income taxes for the Company on a consolidated basis, which are allocated based on the effective tax rate applied to the segment’s pretax income or loss.

Financial highlights by line of business were as follows:

Community Banking

We provide diversified financial products and services to our consumer and business customers, including deposit products, investment products, insurance products, cash management services and consumer and business loans. In 1986 we established our bank to fund our lending activities and to offer a broader range of products and services to our customers. In 2000, we began offering commercial business loans as well as business deposit products and cash management services. We have expanded our bank branch network to 20 branches, primarily in the historically higher growth Puget Sound area. At March 31, 2011 and December 31, 2010, our core deposits totaled $1.73 billion and $1.74 billion and our business banking loan portfolio totaled $245.5 million and $259.3 million respectively.

	Three Months Ended March 31, 2011		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008
Net interest income	$8,047	$7,135	$32,316	$24,557	$22,134
Provision for loan losses	—	(2,062)	(3,434)	(4,685)	(4,023)
Noninterest income	1,134	1,063	4,631	4,147	3,681
Noninterest expense	(6,219)	(5,722)	(22,479)	(23,487)	(18,135)
Inter-segment expense	(2,189)	(1,868)	(7,820)	(7,651)	(5,978)

Income/(loss) before income taxes	773	(1,454)	3,214	(7,119)	(2,321)
Income tax expense (benefit)	(4)	—	(67)	(2,126)	(639)

Net income/(loss)	$777	$(1,454)	$3,281	$(4,993)	$(1,682)

Community banking net income was $777,000 in the first quarter of 2011, an increase of $2.2 million from a loss of $1.5 million in the first quarter of 2010. Net income improved primarily due to a decrease in the provision for loan losses of $2.1 million reflecting an improvement in the segment’s asset quality as well as an increase in net interest income, reflecting an increase in consumer deposit balances for which the segment receives a funds transfer pricing credit as well as lower time deposit costs.

Community banking net income was $3.3 million in 2010, an increase of $8.3 million from a loss of $5.0 million in 2009. Net income improved primarily due to an increase in net interest income, reflecting an increase in consumer deposit balances for which the segment receives a funds transfer pricing credit as well as lower deposit costs.

Single Family Lending

We originate and sell into the secondary market residential mortgage loans both directly and through our relationship with Windermere Mortgage Services. This segment also originates and services loans for our portfolio on a selective basis including home equity loans and lines of credit. We originate mortgages using secondary market standards, and the majority are sold to or securitized by Fannie Mae, Freddie Mac or Ginnie Mae, while we retain the right to service these loans. A small percentage of the loans are brokered or sold on a servicing-released basis to correspondent lenders.

	Three Months Ended March 31, 2011		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008
Net interest income	$4,885	$5,045	$22,004	$22,365	$22,250
Provision for loan losses	—	(2,979)	(11,793)	(8,887)	(2,134)
Noninterest income	10,219	13,927	83,436	50,739	27,034
Noninterest expense	(8,787)	(7,763)	(40,941)	(19,463)	(20,737)
Inter-segment expense	(3,459)	(2,838)	(11,877)	(11,620)	(9,080)

Income before income taxes	2,858	5,392	40,829	33,134	17,333
Income tax expense (benefit)	(17)	—	(848)	9,895	4,772

Net income	$2,875	$5,392	$41,677	$23,239	$12,561

Single family lending net income was $2.9 million in the first quarter of 2011, a decrease of $2.5 million from $5.4 million in the first quarter of 2010. Net income decreased primarily due to decreases in net gains on mortgage loan origination and sales activities and mortgage servicing revenue as well as an increase in noninterest expense. Partially offsetting this decrease in net income was a decrease in the provision for loan losses, reflecting an improvement in the segment’s asset quality.

Single family lending net income was $41.7 million in 2010, an increase of $18.4 million from $23.2 million in 2009. Net income increased primarily due to an increase in mortgage servicing revenue. Partially offsetting this increase was an increase in noninterest expense due to increases in other real estate owned expenses as well as an increase in foreclosure and collection expenses.

Income Property Lending

We originate commercial real estate loans with a focus on multifamily lending through our Fannie Mae DUS business. These loans are sold to or securitized by Fannie Mae, and we generally continue to service them after the sale. At March 31, 2011 and December 31, 2010, we serviced $784.4 million and $776.7 million of loans we had originated through the Fannie Mae DUS program. We also originate commercial construction and land loans, bridge loans and permanent loans for our own portfolio.

	Three Months Ended March 31, 2011		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008
Net interest income	$1,957	$973	$6,114	$2,776	$12,463
Provision for loan losses	—	(1,865)	(810)	(34,275)	(2,825)
Noninterest income	852	570	2,952	3,339	5,774
Noninterest expense	(999)	(1,379)	(4,894)	(4,338)	(4,515)
Inter-segment expense	(747)	(594)	(2,487)	(2,434)	(1,902)

Income/(loss) before income taxes	1,063	(2,295)	875	(34,932)	8,995
Income tax expense (benefit)	(6)	—	(18)	(10,432)	2,476

Net income/(loss)	$1,069	$(2,295)	$893	$(24,500)	$6,519

Income Property net income was $1.1 million in the first quarter of 2011, an increase of $3.4 million from a loss of $2.3 million in the first quarter of 2010. Net income improved primarily due to a decrease the provision for loan losses of $1.9 million as well an increase in net interest income, reflecting a decrease in nonaccrual loan balances.

Income Property net income was $0.9 million in 2010, an increase of $25.4 million from a loss of $24.5 million in 2009. Net income improved primarily due to a decrease the provision for loan losses of $33.5 million.

Residential Construction Lending

We originate residential construction and land loans primarily for our own portfolio. Beginning in 2007, we substantially curtailed new originations in order to reduce our concentration in this category.

	Three Months Ended March 31, 2011		Year ended December 31,
			2010	2009	2008
(in thousands)	2011	2010
Net interest income	$165	$(1,263)	$(2,386)	$(6,279)	$19,169
Provision for loan losses	—	(94)	(21,263)	(105,668)	(25,429)
Noninterest income	3	2	8	12	(198)
Noninterest expense	(10,142)	183	(32,371)	(18,396)	(7,562)
Inter-segment expense	(634)	(516)	(2,163)	(2,116)	(1,654)

Loss before income taxes	(10,608)	(1,688)	(58,175)	(132,447)	(15,674)
Income tax expense (benefit)	61	—	1,209	(39,554)	(4,315)

Net loss	$(10,669)	$(1,688)	$(59,384)	$(92,893)	$(11,359)

Residential construction lending reported a loss of $10.7 million in the first quarter of 2011, a further decline of $9.0 million from a loss of $1.7 million in the first quarter of 2010. The net loss increased primarily due to an increase in noninterest expense, reflecting an increase in OREO expenses as the first quarter of 2010 included OREO property value recoveries compared with downward valuation adjustments of $8.7 million during the first quarter of 2011 as well as an increase in maintenance and operating expenses, which include payment of delinquent property taxes. This decline was partially offset by an increase in net interest income, reflecting decreases in nonaccrual loan balances.

Residential construction lending reported a loss of $59.4 million in 2010, an improvement from a loss of $92.9 million in 2009. Net income improved primarily due to a decrease in the provision for loan losses of $84.4 million.

Off-Balance Sheet Arrangements

In the normal course, we are a party to financial instruments with off-balance-sheet risk. These financial instruments (which consist of commitments to originate loans and commitments to purchase loans) include elements of credit risk in excess of the amount recognized in the accompanying consolidated financial statements as discussed below. The contractual amounts of those instruments reflect the extent of our involvement in those particular classes of financial instruments.

Commitments, Guarantees and Contingencies

We may incur liabilities under certain contractual agreements contingent upon the occurrence of certain events. Our known contingent liabilities include:

•

Credit agreements. We have made commitments to lend to customers in accordance with predetermined contractual provisions, some of which may not be terminated without payment of a fee. The total amount of unused commitments do not necessarily represent future credit exposure or cash requirements, in that commitments often expire without being drawn upon. The following table presents unfunded commitments to extend credit for the periods indicated:

	At March 31, 2011	At December 31,
		2010	2009	2008
Commitments to originate loans:
Variable-rate	$1,839	$4,953	$13,300	$10,283
Fixed-rate	166,897	132,599	149,633	321,485

Total	$168,736	$137,552	$162,933	$331,768

Commitments to originate loans increased as of March 31, 2011, as compared with December 31, 2010, as we committed to originate a single income property loan totaling $35.0 million under our DUS program during the first quarter of 2011. The decrease of $25.4 million between December 31, 2010 and 2009 and $168.8 million from December 31, 2008 to December 31, 2009 reflects the inability of borrowers to access or qualify for credit facilities.

•

Options. The Bank writes options such as interest rate lock commitments on mortgage loans that are exercisable at the option of the borrower. Interest rate lock commitment options are exercised when a borrower “locks” an offered interest rate for a loan application that requires closing of that loan within a specified time frame, typically within 90 days. We are exposed to market risk on interest rate lock commitments if interest rates rise between the effective date of the interest rate lock and the sale date of the loan. The fair value of interest rate lock commitments existing at March 31, 2011 and December 31, 2010, was a gain of $1.8 million and a gain of $2.3 million, respectively. We mitigate the risk of future changes in the fair value of interest rate lock commitments through the use of options and forward sale commitments.

•

Leases. The Company is obligated under noncancelable leases for office space. The office leases also contain renewal and space options. Rental expense under noncancelable operating leases totaled $6.5 million, $5.4 million and $5.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

•

Loss sharing. We originate, sell and service multifamily loans through HomeStreet Capital, our Fannie Mae DUS multifamily (“DUS”) origination business. Loans are sold to Fannie Mae with limited recourse. HomeStreet Capital services the loans for Fannie Mae and shares in the risk of loss with Fannie Mae under the terms of the DUS contracts. Under the DUS program, the DUS lender is contractually responsible for the first 5% of losses and then shares in the remainder of losses with Fannie Mae with a maximum lender loss of 20% of the original principal balance of each DUS loan. The total principal balance of loans outstanding under the DUS program as of March 31, 2011 and December 31, 2010 was $784.4 million and $776.7 million, respectively, and our reserve related to our 20% loss share risk was $4.1 million as of March 31, 2011 and December 31, 2010.

•

Origination defect claims. In our single family lending business, we sell loans we originate without recourse, however, if such loans had defects in the origination process, such as documentation errors, underwriting errors and judgments, early payment default and fraud, we may be required under the terms of our loan sale agreements with investors to either repurchase the loan on default or indemnify the investor for losses sustained if the investor incurs losses in the collection or foreclosure process. We call these claims origination defect claims. As of March 31, 2011 and December 31, 2010, the total principal balance of loans sold without recourse under these terms and conditions totaled $6.58 billion and $6.40 billion. We have established a reserve of $0.7 million and $0.5 million as of March 31, 2011 and December 31, 2010, respectively, to provide for estimated future losses on origination defect claims by investors. Actual origination defect claim losses of $20,000, $0.4 million, $0.1 million and $0 were incurred for the first quarter of 2011 and the years ended December 31, 2010, 2009 and 2008, respectively.

Derivative Counterparty Credit Risk

Derivative financial instruments expose us to credit risk in the event of nonperformance by counterparties to such agreements. This risk consists primarily of the termination value of agreements where we are in a favorable position. Credit risk related to derivative financial instruments is considered within the fair value measurement of the instrument. We manage the credit risk associated with our various derivative agreements through counterparty credit review, counterparty exposure limits and monitoring procedures. From time to time, we may provide or obtain collateral from certain counterparties for amounts in excess of exposure limits due to the counterparty credit policies of the parties. We have entered into agreements with derivative counterparties which include netting arrangements whereby the counterparties are entitled to settle their positions on a net basis. As a result of our weakened financial condition and regulatory status, we have been required to provide certain derivative counterparties collateral against derivative financial instruments. As of December 31, 2010 and 2009, counterparties held $58.6 million and $9.0 million of our investment securities as collateral which was in excess of the credit exposure to those counterparties.

Contractual Obligations

The following table summarizes our significant fixed and determinable contractual obligations, within the categories described below, by payment date or contractual maturity as of December 31, 2010. The payment amounts for financial instruments shown below represent principal amounts contractually due to the recipient and do not include any unamortized premiums or discounts, or other similar carrying value adjustments.

	Within one year	After one but within three years	After three but within five years	More than five years	Total
(in thousands)
Deposits(1)	$1,353,340	$745,679	$30,723	$—	$2,129,742
FHLB advances	107,950	35,834	5,700	16,385	165,869
Senior Notes(2)	5,000	—	—	—	5,000
Trust preferred securities	—	—	—	61,857	61,857
Operating leases	5,096	9,495	7,998	7,820	30,409
Purchase obligations(3)	3,273	3,206	843	2,852	10,174

Total	$1,474,659	$794,214	$45,264	$88,914	$2,403,051

(1)	Deposits with indeterminate maturities, such as demand, savings and money market accounts, are reflected as obligations due within one year.

(2)	Represents $5.0 million in senior credit facility repurchased by the Company in March 2011.

(3)	Represents agreements to purchase goods or services.

Enterprise Risk Management

All financial institutions must manage and control a variety of business risks that can significantly affect their financial performance. Among these risks are credit risk, market risk, which includes interest rate and price, liquidity risk and operational risk. We are also subject to risks associated with compliance/regulatory, strategic and reputational matters.

Historically, we have managed risk in a decentralized manner, with senior managers and management-level and board-level committees overseeing the management of various risks. We use internal audits, quality control and loan review functions to assess the strength of and adherence to risk management policies, internal controls and regulatory requirements. Similarly, external reviews, examinations and audits are conducted by independent accountants, regulators and others. In addition, our compliance, appraisal, corporate security and information security personnel provide additional risk management services in their areas of expertise.

Management recommends the appropriate level of risk in our strategic and business plans and in our board-approved credit and operating policies. The Bank’s board of directors and its committees oversee the monitoring and controlling of significant risk exposures, including the policies governing risk management. Under the terms of the Bank Order, the actions taken by board committees are subsequently ratified by the full board. These committees include:

•

Audit Committee. The audit committee oversees our financial reporting process and compliance activities on behalf of our board of directors. Specifically, the audit committee reviews our financial reporting and the controls over financial reporting; reviews the adequacy of the allowance for loan losses; appoints, oversees and terminates the independent auditor and the Chief Audit Officer; oversees the internal audit activity; and oversees our management of legal, regulatory and compliance risks. The Audit Committee approves the following policies: Allowance for Loan Loss Policy, Code of Conduct, Audit Services Pre-Approval Policy, Internal Audit Policy, Compliance Policy, Corporate Business Resumption Plan Policy, Bank Secrecy Act Policy, Branch Opening, Closing and Relocating Policy, Corporate Information Security Policy, Security Program Policy, Pandemic Policy and Consecutive Time Off Policy.

•

Finance Committee. The finance committee oversees the consolidated companies’ activities related to balance sheet management, interest rate risk management, counterparty risk management, including approval of broker/dealer relationships and open trade limits and liquidity risk management. The finance committee approves the Asset Liability Management Policy, which includes policies related to liquidity and liquidity contingency planning.

•

Credit Committee. The credit committee reviews new lending activity, loan portfolio credit performance, concentrations of risk, charge-off activity, adequacy of loan loss reserves, measurement of losses on impaired loans, certain large loans, loan workouts and have approval authority over new loans or increases in large loans that are recommended by management within the restrictions of the Bank Order and Bank policies. The credit committee also approves credit policies, products and programs subject to ratification by the full board of directors.

•

Human Resources and Corporate Governance Committee. The human resources and corporate governance committee, or HRCG, of HomeStreet, Inc., on behalf of the board of directors, reviews all matters concerning our human resources, compensation, benefits, and corporate governance. HRCG’s policy objectives are to ensure that HomeStreet and its operating subsidiaries meet their corporate objectives of attracting and retaining a well-qualified workforce, to oversee our human resource strategies and policies and to ensure processes are in place to assure compliance with employment laws and regulations. HRCG is authorized by the board of directors to take any action on the board’s behalf as described in its charter or as otherwise delegated by the board, except as otherwise specifically reserved by law, regulation, other committees’ charters or the Bank’s charter documents for action solely by the full board or another board committee.

As part of the strategic planning process, in the fall of 2010 we conducted a structured enterprise-wide risk assessment to further our understanding of our risk profile, provide a benchmark against which to evaluate proposed future initiatives and strategies and assess the potential impact of initiatives and strategies on overall company risk. The enterprise-wide risk assessment was conducted under the leadership of the Risk and

Regulatory Oversight Director who reports to the General Counsel and Chief Administrative Officer. We plan to create an enterprise risk management framework to support future enterprise risk assessments and ongoing monitoring and reporting structures.

Using the risk assessment model espoused by the Office of the Comptroller of the Currency, or OCC, in its examination handbook, we assessed risk in the following areas: credit, interest rate, price, liquidity, operational, compliance and regulatory, strategic and reputation. To assess the risks, we reviewed and documented our assessment of the quantity of risk and the quality of risk management to determine an aggregate level of risk (high, moderate or low) as well as the direction of each risk (increasing, decreasing or stable). Our risk profile based on the risk assessment is summarized in the following table.

RISK PROFILE

Risk Category	Quantity of Risk (Low, Mod, High)	Quality of Risk Management (Weak, Satisfactory, Strong)	Aggregate Level of Risk (Low, Mod, High)	Direction of Risk (Increasing, Stable, Decreasing)
Credit	High	Strong	High	Stable
Interest Rate	Moderate	Satisfactory	Moderate	Stable
Price	High	Strong	High	Stable
Liquidity	Moderate	Strong	Moderate	Stable
Operational	High	Satisfactory	Moderate	Stable
Compliance/Regulatory	High	Strong	Moderate	Stable/increasing
Strategic	High	Satisfactory	High	Increasing
Reputation	Moderate	Satisfactory	Moderate	Stable/decreasing

The following is a discussion of our risk management practices for these risk categories. The risks related to credit, liquidity, interest rate and price warrant in-depth discussion due to the significance of these risks and the impact they have had on our business in the recent past.

Credit Risk Management

Credit risk is defined as the risk to current or anticipated earnings or capital arising from an obligor’s failure to meet the terms of any contract with the bank, including those in the lending, securities and derivative portfolios, or otherwise perform as agreed. Factors relating to the degree of credit risk include the size of the asset or transaction, the contractual terms of the related documents, the credit characteristics of the borrower, the channel through which assets are acquired, the features of loan products or derivatives, the existence and strength of guarantor support, the availability, quality and adequacy of any underlying collateral and the economic environment after the loan is originated or the asset is acquired. Our overall portfolio credit risk is also impacted by asset concentrations within the portfolio.

Our credit risk management process is governed centrally. Our overall credit process includes comprehensive credit policies, judgmental or statistical credit underwriting, frequent and detailed risk measurement and modeling and continual loan review, quality control and audit processes. In addition, we have an independent loan review function that reports to the credit committee of our board of directors and regulatory examiners and internal and external auditors review and perform detailed tests of our credit underwriting, loan administration and allowance processes.

The Chief Credit Officer’s primary responsibilities include directing the activities of the credit risk management function as it relates to the loan portfolio, overseeing loan portfolio performance and ensuring compliance with established credit policies, standards and limits, determining the reasonableness of the our allowance for loan losses, reviewing and approving large credit exposures, and delegating credit approval authorities. Senior credit administrators who oversee the lines of business have both transaction approval authority and governance authority for the approval of procedures within established policies, standards and limits. The Chief Credit Officer reports directly to the President and Chief Executive Officer.

The Bank loan committee, established by the credit committee of the Bank’s board of directors, provides direction and oversight within our risk management framework. The committee seeks to ensure effective portfolio risk analysis and policy review and to support sound implementation of defined business and risk strategies. The members of the committee are the President and Chief Executive Officer, Chief Credit Officer and Chief Financial Officer.

The loan review officer’s primary responsibility includes the review of our loan portfolios to provide an independent assessment of credit quality, portfolio oversight and credit management, including accuracy of loan grading. Loan review also conducts targeted credit-related reviews and credit process reviews at the request of the board of directors and management and reviews a sample of newly originated loans for compliance with closing conditions and accuracy of loan grades. Loan review reports directly to the Bank board’s credit committee and administratively to the Risk and Regulatory Oversight Director.

The treasury function’s primary responsibilities include directing the activities of the credit risk management function as it relates to securities and derivative portfolios, overseeing derivative portfolio performance and ensuring compliance with established credit policies, standards and limits. The Treasurer reports directly to the Chief Financial Officer, who reports to the President and Chief Executive Officer.

Appraisal Policy

An integral part of our credit risk management process is the valuation of the collateral supporting the loan portfolio, which is primarily comprised of loans secured by real estate. We maintain a board-approved appraisal policy for real estate appraisals that conforms to the Uniform Standards of Professional Appraisal Practice (“USPAP”) and the FDIC regulatory requirements. Our Chief Appraiser, who is independent of the business unit and credit administration departments, is responsible for maintaining the appraisal policy and recommending changes to the policy subject to Bank loan committee and board credit committee approval.

Real Estate

Our appraisal policy requires that market value appraisals be prepared at loan origination, extension and periodically thereafter, and for impaired, collateral dependent loans and OREO we adjust our carrying value of those assets to reflect changes in appraised value. Our appraisals are prepared by independent third-party appraisers and our staff appraisers. We use state certified and licensed appraisers with appropriate expertise as it relates to the subject property type and location. All appraisals contain “as is” values based upon the definition of market value as set forth in the FDIC appraisal regulations. For commercial properties we may also obtain “upon completion” and “upon stabilization” values as appropriate to the loan type and status. The appraisal standard for the non-tract development properties (four units or less) is retail value of individual units. For tract development properties with five or more units, the appraisal standard is the bulk value of the tract as a whole.

Appraisals are generally considered current for a period of up to six months subject to final determination by the Chief Appraiser. The decision whether an appraisal is current depends on market conditions and other factors such as changes to the property or its intended use.

We review all appraisals prior to approval of a loan transaction. Commercial real estate appraisals are reviewed by our in-house appraisal staff. Single family appraisal reviews are generally conducted by our single family loan underwriters. Complex single family appraisals or appraisals with unusual characteristics are referred to our appraisal department for review.

For loan monitoring and problem loan management purposes our appraisal requirements are as follows:

•	For loans graded substandard or doubtful and for all OREO properties, we require an independent third party appraisal every 12 months until disposition or loan upgrade.

At the intervening six month point, we prepare a collateral valuation. A collateral valuation is an in-house restricted use appraisal report prepared by our staff appraisers.

•	For loans graded special mention an annual appraisal or collateral valuation is performed depending upon property complexity, market area, market conditions, intended use and other considerations.

•	We generally do not perform valuation monitoring for pass graded credits due to minimal credit risk.

Other

Our appraisal requirements for loans not secured by real estate-secured loans such as business loans secured by equipment include valuation methods ranging from evidence of sales price or verification with a recognized guide for new equipment to a valuation opinion by a professional appraiser for multiple pieces of used equipment.

Asset Quality and Nonperforming Assets

The primary markets in which we do business have been especially impacted by the deterioration in the U.S. housing market that began in 2007. In response to the current challenges in our operating environment, we have and will continue to revise our credit risk policies and monitoring, including revising the limits on credit exposure by geographical region, product type and borrower. We generally stopped our new loan origination for investment in 2008 to enable us to focus on problem loan resolution and improving overall asset quality. During 2009, 2010 and through the first quarter of 2011, our lending practices and underwriting standards tightened as we shifted to primarily originating single family loans that conform to government-sponsored enterprise parameters and Fannie Mae Delegated Underwriting and Servicing multifamily loans, substantially all of which was designated for sale.

Faced with unfavorable market conditions, more borrowers have defaulted on their loans, thereby contributing to an increase in delinquency rates which peaked in our loan portfolio during 2009. Furthermore, the rate at which delinquent loans moved to foreclosure increased during 2010 as we resolved problem loans. Nonaccrual loans totaled $113.2 million, $374.2 million and $75.4 million as of December 31, 2010, 2009 and 2008, respectively, and OREO balances totaled $170.5 million, $107.8 million and $20.9 million at the same dates.

Primarily as a result of these economic factors, our loan portfolio experienced accelerated credit deterioration during the latter part of 2008 and 2009. To provide for the growing loss potential, we substantially increased our provisions for loan losses during this period. As of December 31, 2009, we increased our allowance for loan losses, both in absolute terms and as a percentage of loans held in portfolio, to $109.5 million or 5.28%, up from $58.6 million or 2.36% as of the end of 2008. During 2009 and to a lesser extent in 2010, we realized a significant amount of the anticipated credit losses as troubled loans were modified, paid down, charged-off or migrated to OREO status. Total charge offs were $83.2 million and $101.7 million in 2010 and 2009. During 2010, as problem loans were resolved and credit losses are realized, the balance of and the credit risk inherent within the loans held for investment portfolio declined. Consequently, the level of our allowance for loan losses also declined. Our loan portfolio, excluding the allowance for loan losses, decreased $471.8 million or 23.0% during 2010 and decreased $410.0 million or 17.0% during 2009. As of December 31, 2010, the allowance for loan losses decreased to $64.6 million or 4.0% of the loans held for investment portfolio.

These credit trends are reflected in the decrease in our provision for loan losses during 2010, compared with an increase during 2009. Provision expense was $37.3 million for the year ended December 31, 2010, a decrease of $116.2 million, compared to $153.5 million for 2009. Provision amounts for 2009 increased $119.1 million from 2008 levels.

During the first quarter of 2011, we experienced further improvement in our overall asset quality with lower net charge-offs and lower classified and nonperforming assets. For the first quarter of 2011, net charge-offs totaled $2.1 million, comprised of charge-offs of $6.6 million offset by loan recoveries of $4.5 million, compared with net charge-offs of $14.6 million in the fourth quarter of 2010, comprised of charge-offs of $15.2 million offset by recoveries of $634,000. In the first quarter of 2011 loan recoveries were predominately related to one borrower.

Classified assets have decreased to $298.7 million or 12.8% of total assets, as of March 31, 2011, compared with $363.9 million, or 14.6% of total assets, as of December 31, 2010. Nonperforming assets also improved, decreasing to $223.0 million, or 9.5% of total assets, as of March 31, 2011, compared with $283.7 million, or 11.4% of total assets, as of December 31, 2010. As of March 31, 2011, nonperforming loans increased $10.9 million, or 9.6%, to $124.1 million compared with $113.2 million as of December 31, 2010 and OREO balances decreased $71.6 million, or 42.0%, to $98.9 million compared with $170.5 million for the same periods. OREO sales during the first quarter of 2011 included the $49.1 million sale of Cascadia.

Our loans held for investment portfolio, net of allowance for loan losses, decreased $38.0 million, or 2.5%, to $1.50 billion as of March 31, 2011, compared with $1.54 billion as of December 31, 2010. As of March 31, 2011 the allowance for loan losses was $62.2 million, or 4.0% of the loans held for investment balance, compared with $64.2 million, or 4.0% of the loans held for investment balance at December 31, 2010.

Impaired loans totaling $78.5 million, $71.8 million, $243.3 million and $94.8 million had valuation allowances of $22.1 million, $18.1 million, $28.5 million and $12.8 million at March 31, 2011, December 31, 2010, 2009 and 2008, respectively. Interest payments on impaired loans, applied against loan principal or recognized as interest income, of $1.1 million, $5.3 million, $13.2 million and $9.1 million were recorded for cash payments received during the quarter ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, respectively.

We maintain an allowance for loan loss policy that is approved by the board of directors of the Bank annually. The policy includes our methodology for determining the adequacy of the allowance for loan losses.

The following table presents the allowance for credit losses, including reserves for unfunded commitments, by loan class for the periods indicated:

				December 31,
	At March 31, 2011			2010			2009			2008
	Amount	Percent of Allowance to Total Allowance	Loan category (1) as a % of Total loans	Amount	Percent of Allowance to Total Allowance	Loan category (1) as a % of Total loans	Amount	Percent of Allowance to Total Allowance	Loan category (1) as a % of Total loans	Amount	Percent of Allowance to Total Allowance	Loan category (1) as a % of Total loans
(in thousands)
Single family	$11,445	18.3%	33.4%	$11,977	18.6%	32.8%	$17,308	15.7%	28.5%	$7,768	13.3%	23.0%
Commercial real estate	6,051	9.7%	26.4%	10,060	15.6%	26.6%	10,761	9.7%	21.6%	9,785	16.7%	19.0%
Multifamily Residential	842	1.3%	6.5%	1,795	2.8%	6.5%	1,947	1.8%	4.1%	1,389	2.4%	4.0%
Construction/Land Development	36,751	58.8%	17.4%	33,478	51.9%	17.8%	67,764	61.4%	30.5%	33,511	57.2%	38.0%
Commercial Business	2,780	4.5%	5.1%	2,761	4.3%	5.2%	5,794	5.2%	5.2%	4,806	8.2%	6.0%
Home Equity	4,597	7.4%	11.2%	4,495	7.0%	11.3%	6,848	6.2%	10.2%	1,329	2.3%	10.0%

Total allowance for credit losses	$62,466	100.0%	100.0%	$64,566	100.0%	100.0%	$110,422	100.0%	100.0%	$58,588	100.0%	100.0%

(1)	Excludes loans held for sale

	At December 31,
	2007			2006
	Amount	Percent of Allowance to Total Allowance	Loan category (1) as a % of Total loans	Amount	Percent of Allowance to Total Allowance	Loan category (1) as a % of Total loans
(in thousands)
Single family	$4,466	11.5%	20.0%	$2,472	8.9%	19.0%
Commercial real estate	5,156	13.3%	14.0%	5,482	19.7%	15.0%
Multifamily Residential	1,059	2.7%	6.0%	876	3.1%	4.0%
Construction/Land Development	21,840	56.3%	45.0%	15,326	55.1%	47.0%
Commercial Business	4,741	12.2%	5.0%	2,530	9.1%	4.0%
Home Equity	1,542	4.0%	10.0%	1,148	4.1%	11.0%

Total allowance for credit losses	$38,804	100.0%	100.0%	$27,834	100.0%	100.0%

(1)	Excludes loans held for sale

The following table presents activity in our allowance for loan losses for the periods indicated:

	Three Months Ended March 31, 2011	For the Year Ended December 31,
		2010	2009	2008	2007	2006
(in thousands)
Allowance at the beginning of period	$64,566	$110,422	$58,587	$38,804	$27,834	$21,480
Provision for loan losses	—	37,300	153,515	34,411	10,955	6,471
Recoveries:
Single family residential		607
Construction/land development	4,294	2,010	31	44	—	—
Commercial business	170	243	257	91	243	49
Home equity	8	37	42	3	2	—

Total recoveries	4,472	2,897	330	138	245	49
Charge-offs:
Single family residential	1,713	9,103	8,244	397	—	—
Commercial real estate	69	1,187	4,160
Construction/land development:
Residential	77	64,026	71,241	10,454	220
Commercial	3,391	6,998	11,114

Construction/land development charge-offs	3,468	71,024	82,355	10,454	220	—
Commercial business	417	1,652	3,943	3,615	8	159
Home equity	905	3,087	3,308	300	2	7

Total charge-offs	6,572	86,053	102,010	14,766	230	166
(Charge-offs), net of recoveries	(2,100)	(83,156)	(101,680)	(14,628)	15	(117)

Balance at end of period	$62,466	$64,566	$110,422	$58,587	$38,804	$27,834

Allowance for loan losses as a percentage of total loans	3.98%	4.02%	5.32%	2.36%	1.57%	1.33%
Net charge-offs to average loans receivable, net	0.41%	4.46%	4.41%	0.58%	—	0.01%
Nonperforming loans as a percentage of total loans	7.94%	7.06%	18.03%	3.03%	1.47%	0.16%

We manage asset quality and control credit risk by diversifying our loan portfolio and by applying policies designed to promote sound underwriting and loan monitoring practices. The Bank’s credit group is charged with monitoring asset quality, establishing credit policies and procedures, and enforcing the consistent application of these policies and procedures across the organization.

We regularly review loans in our portfolio to assess credit quality indicators and determine appropriate loan classification and grading in accordance with applicable regulations. We assign these grades as follows:

•

Pass. We have five pass classification grades which represent a level of credit quality that ranges from no well-defined deficiency or weakness to some noted weakness, however the risk of default on any loan classified as pass is expected to be remote.

•	Watch. An asset graded as watch has a remote risk of default, but is exhibiting deficiency or weakness that requires monitoring.

•

Special Mention. A special mention loan does not currently expose us to a sufficient degree of risk to warrant an adverse classification, but does possess a correctable deficiency or potential weakness deserving management’s close attention.

•

Substandard. A substandard asset is inadequately protected by the current secured worth and paying capacity of the borrower or of collateral pledged on the loan, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, such as a high probability of payment default and are characterized by the distinct possibility that the institution will sustain some loss if deficiencies are not corrected.

•

Doubtful. An asset classified as doubtful has all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable or improbable. Doubtful is considered to be a temporary classification until resolution of pending weaknesses enables us to more fully evaluate the potential for loss.

•

Loss. That portion of an asset classified as loss is considered uncollectible and of so little value that its characterization as an asset is not warranted. A loss classification does not mean that an asset has absolutely no recovery or salvage value, but rather it is not reasonable to defer charging off all or that portion of the asset deemed uncollectible even though partial recovery may occur in the future.

As of March 31, 2011 and December 31, 2010, $322.3 million and $323.0 million of loans were graded watch, $162.6 million and $156.5 million of loans were graded special mention and $199.9 million and $193.5 million of loans were graded substandard, respectively; no loans were graded doubtful. In 2010, $86.1 million of loans were graded loss, and charged off. “Classified assets” include loans graded as substandard, doubtful and loss as well as OREO. The total amount of classified assets was $298.7 million, $363.9 million and $570.0 million as of March 31, 2011, December 31, 2010 and 2009, respectively.

The following table sets forth our loans held for investment portfolio and loans graded special mention, substandard and designated as nonaccrual as of March 31, 2011. There were no loans graded doubtful at March 31, 2011.

(in thousands)
			Special Mention		Substandard
Loan Category	Committed Balance (1)	Recorded Investment (2)	Committed Balance (1)	Recorded Investment (2)	Committed Balance (1)(3)	Recorded Investment (2)(3)	Nonaccrual (2)
Single family	$522,904	$522,904	$18,034	$18,034	$14,732	$14,732	$14,732
Commercial real estate	414,343	414,343	67,197	67,197	48,877	48,877	19,815
Multifamily residential	102,450	102,450	-	-	8,093	8,093	5,302
Construction/land development	290,898	271,767	77,893	69,344	122,064	116,144	77,811
Commercial business	99,502	80,057	6,333	6,333	8,930	8,930	3,355
Home equity	190,016	175,896	1,644	1,644	3,103	3,103	3,103

Total	1,620,113	1,567,326	$171,101	$162,552	$205,799	$199,879	$124,118

Undisbursed construction loan funds	(19,222)	n/a
Undisbursed home equity and business banking line funds	(33,565)	n/a
Net deferred loan fees and discounts	(4,620)	(4,620)
Allowance for loan and lease losses (4)	(62,156)	(62,156)

Loans held for investment, net	$1,500,550	$1,500,550

(1)	Includes undisbursed construction loan funds and home equity and business banking lines.

(2)	Excludes undisbursed construction loan funds. Reflects the disbursed loan amount net of any direct write-down of the loan.

(3)	Balances have been reduced by amounts of charge-offs.

(4)	Allowance for loan losses includes specific valuation allowances of $23.8 million.

The following table sets forth our loans held for investment portfolio and loans graded special mention, substandard and designated as nonaccrual as of December 31, 2010. There were no loans graded Doubtful at December 31, 2010.

(in thousands)
			Special Mention		Substandard
Loan Category	Committed Balance (1)	Recorded Investment (2)	Committed Balance (1)	Recorded Investment (2)	Committed Balance (1)(3)	Recorded Investment (2)(3)	Nonaccrual (2)
Single family	$526,462	$526,462	$5,216	$5,216	$13,938	$13,938	$13,938
Commercial real estate	426,879	426,879	69,862	69,862	47,285	47,285	20,259
Multifamily residential	104,497	104,497	—	—	8,167	8,167	8,167
Construction/land development	312,229	285,131	90,502	75,863	118,172	111,532	65,952
Commercial business	105,203	82,959	4,926	4,926	10,035	10,035	2,359
Home equity	194,734	181,537	596	596	2,535	2,535	2,535

Total	1,670,004	1,607,465	$171,102	$156,463	$200,132	$193,492	$113,210

Undisbursed construction loan funds	(27,098)	n/a
Undisbursed home equity and business banking line funds	(35,441)	n/a
Net deferred loan fees and discounts	(4,767)	(4,767)
Allowance for loan and lease losses (4)	(64,177)	(64,177)

Loans held for investment, net	$1,538,521	$1,538,521

(1)	Includes undisbursed construction loan funds and home equity and business banking lines.

(2)	Excludes undisbursed construction loan funds. Reflects the disbursed loan amount net of any direct write-down of the loan.

(3)	Balances have been reduced by amounts of charge-offs.

(4)	Allowance for loan losses includes specific valuation allowances of $18.1 million.

Loans are placed on nonaccrual, and designated as impaired, when collection of principal or interest is doubtful, generally when a loan becomes 90 days or more past due. See “Management’s Discussion and Analysis — Critical Accounting Policies and Estimates — Allowance for Loan Losses.” All payments received on nonaccrual loans are accounted for using the cash method. Under the cash method, all payments are applied to the principal balance until all principal and interest payments are brought current and the prospects for future payments in accordance with the loan agreement are reasonably assured, at which point the loan is returned to accrual status and no longer designated as impaired. Loans that are well-secured and in the collection process are maintained on accrual status, even if they are 90 days or more past due. FHA insured and VA guaranteed single family loans that are 90 days or more past due are maintained on accrual status as they have little to no risk of loss.

Loans are reported as troubled debt restructurings (“TDR”) when the Company grants concessions that we would not otherwise consider to borrowers experiencing financial difficulty. Concessions to borrowers that represent an insignificant delay in performance are not designated TDRs. TDRs are designated as impaired because interest and principal payments will not be received in accordance with original contract terms. TDRs that are performing and on accrual status as of the date of the modification remain on accrual status. TDRs that are nonperforming as of the date of modification generally remain as nonaccrual until the prospect of future payments in accordance with the modified loan agreement is reasonably assured, generally demonstrated when the borrower maintains compliance with the restructured terms for a predetermined period, normally at least six months. TDRs placed on accrual status and reported as a TDR as of year end are identified as performing TDRs as are TDRs in accrual status where the borrower has received below-market interest rate concessions. TDRs with temporary below-market concessions remain designated as a TDR until the concession expires, and the loan performs for a period of at least six months and has passed one annual reporting period.

When there is a well-conceived and prudent workout plan that supports the ultimate collection of principal and interest, we may enter into TDRs to help maximize the likelihood of success for a given workout strategy. In each case we also assess whether it is in the best interests of the Bank or the borrower to foreclose or modify the terms. For example, we may make concessions such as interest-only payment terms for income property borrowers in order to allow time for properties to achieve full occupancy. In the past, we also have granted concessions such as interest rate reductions and payment restructures for construction and land development borrowers to allow time for plat completion and sell out. Since mid-2009, concessions to this segment have been focused primarily on forgiveness of principal in conjunction with settlement activities so as to allow us to acquire control of the real estate collateral. For single family mortgage borrowers, we may grant interest rate reductions for periods of three years or less to reduce payments and provide the borrower time to resolve their financial difficulties. In each case, we carefully analyze the borrower’s current financial condition to assure that they can make the modified payment. Additionally, the Bank Order limits our ability to enter into loan modifications with delinquent borrowers, and we comply with each of these limitations in considering whether to enter into a TDR.

The table below contains TDRs reported as of the indicated dates, types of concessions granted and the current status of such TDRs as of March 31, 2011.

(dollars in thousands) At March 31, 2011			Status
Concession Type	Balance	% TDR current on restructured terms	% Upgraded or Paid Off	% Failed
Interest Rate Reduction	$40,985	100	—	—
Payment Restructure	$15,770	100	—	—
Forgiveness of Principal	$2,688	100	—	—

	$59,443

At December 31, 2010			Status
Concession Type	Balance	% TDR current on restructured terms	% Upgraded or Paid Off	% Failed
Interest Rate Reduction	$39,347	100	—	—
Payment Restructure	$15,770	100	—	—
Forgiveness of Principal	$1,752	100	—	—

Total	$56,869

At December 31, 2009			Status
Concession Type	Balance	% TDR current on restructured terms	% Upgraded or Paid Off	% Failed
Interest Rate Reduction	$58,575	19	53	28
Payment Restructure	$3,240	—	—	—

Total	$61,815

At December 31, 2008			Status
Concession Type	Balance	% TDR current on restructured terms	% Upgraded or Paid Off	% Failed
Payment Restructure	$51,585	—	13	87

Total	$51,585

At December 31, 2007			Status
Concession Type	Balance	% TDR current on restructured terms	% Upgraded or Paid Off	% Failed
Interest Rate Reduction	$2,778	—	—	100

Total	$2,778

TDRs during 2007 and 2008 have had a lower success rate than those executed in the subsequent years. Through March 31, 2011 we have not experienced any TDRs whose borrowers failed to adhere to the restructured terms (a situation we refer to as failed TDRs) executed subsequent to 2009.

The following table contains the amount of TDRs by loan type on accrual and nonaccrual as of the indicated dates.

(in thousands)
At March 31, 2011

Loan Type	Accrual	Nonaccrual	Total
Single Family	$15,684	$527	$16,211
Commercial Real Estate	$15,770	$47	$15,817
Multifamily Residential	$2,791	$2,862	$5,653
Construction/Land Development	$—	$19,907	$19,907
Commercial Business	$—	$24	$24
Home Equity	$1,643	$188	$1,831

	$35,888	$23,555	$59,443

At December 31, 2010

Loan Type	Accrual	Nonaccrual	Total
Single Family	$13,836	$194	$14,030
Commercial Real Estate	$15,770	$329	$16,099
Multifamily Residential	$—	$5,711	$5,711
Construction/Land Development	$367	$18,666	$19,033
Commercial Business	$—	$163	$163
Home Equity	$1,833	$—	$1,833

	$31,806	$25,063	$56,869

At December 31, 2009

Loan Type	Accrual	Nonaccrual	Total
Single Family	$14,951	$3,035	$17,986
Commercial Real Estate	$25,871	$—	$25,871
Multifamily Residential	$—	$—	$—
Construction/Land Development	$1,924	$16,034	$17,958
Commercial Business	$—	$—	$—
Home Equity	$—	$—	$—

	$42,746	$19,069	$61,815

At December 31, 2008

Loan Type	Accrual	Nonaccrual	Total
Single Family	$8,698	$44	$8,742
Commercial Real Estate	$—	$—	$—
Multifamily Residential	$—	$—	$—
Construction/Land Development	$29,117	$13,726	$42,843
Commercial Business	$—	$—	$—
Home Equity	$—	$—	$—

	$37,815	$13,770	$51,585

At December 31, 2007

Loan Type	Accrual	Nonaccrual	Total
Single Family	$—	$—	$—
Commercial Real Estate	$—	$—	$—
Multifamily Residential	$—	$—	$—
Construction/Land Development	$—	$2,778	$2,778
Commercial Business	$—	$—	$—
Commercial Land	$—	$—	$—
Home Equity	$—	$—	$—

	$—	$2,778	$2,778

The following table presents the composition of nonperforming assets at the dates indicated.

	At March 31, 2011	At December 31,
		2010	2009	2008	2007	2006
(in thousands)
Loans accounted for on a nonaccrual basis: (1)
Single family	$14,732	$13,938	$48,400	$14,874	$6,153	$3,247
Commercial real estate	19,815	20,259	15,981	857	4,071	—
Multifamily residential	5,302	8,167	8,489	—	—	—
Construction/land development	77,811	65,952	295,968	57,306	23,257	—
Commercial business	3,355	2,359	3,195	642	—	—
Home Equity	3,103	2,535	2,186	1,706	276	114

Total loans on nonaccrual	$124,118	$113,210	$374,219	$75,385	$33,757	$3,361

Other real estate owned (2)	98,863	170,455	107,782	20,905	1,974	1

Total nonperforming assets	$222,981	$283,665	$482,001	$96,290	$35,731	$3,362

Loans 90 days or more past due and accruing	$44,066	$43,504	$11,439	$21,068	$362	$—
Performing TDR loans (3)	$35,888	$31,806	$42,746	$37,815	$—	$—
Nonperforming TDR loans (3)	23,555	25,063	19,069	13,770	2,778	—

Total TDR loans	$59,443	$56,869	$61,815	$51,585	$2,778	$—

Allowance for loan losses as a percent of nonperforming loans	50.1%	56.7%	29.5%	77.7%	115.0%	828.1%
Nonaccrual loans as a percentage of total loans	7.9%	7.04%	18.0%	3.0%	1.5%	0.2%
Nonperforming assets as a percentage of total assets	9.5%	11.4%	15.0%	3.3%	1.4%	0.1%

(1)	If interest on nonaccrual loans under the original terms had been recognized, such income is estimated to have been $1.5 million in March 31, 2011, and $10.1 million in December 31, 2010.
(2)	Other real estate owned is shown net of related charge-offs.
(3)	At March 31, 2011, TDRs (performing and nonperforming), are comprised of 27 loan relationships totaling $59.4 million, including $18.5 million of commercial construction and land development loans and $18.0 million of single family residential loans.

As indicated in the table above, OREO increased from $20.9 million at December 31, 2008, to $107.8 million at December 31, 2009 and to $170.5 million at December 31, 2010. These increases were due primarily to transfers from the construction and land development loan portfolios. OREO decreased to $98.9 million as of March 31, 2011 as we sold $66.6 million of OREO properties during the first quarter of 2011 for a gain of $236,000, including our largest OREO property, Cascadia.

Delinquent loans and other real estate owned by loan type consisted of the following:

	March 31, 2011
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual	90 Days or More and Accruing	Total Past Due Loans	Other Real Estate Owned
Single family	$9,949	$7,885	$14,732	$31,584	$64,150	$14,897
Commercial real estate	—	—	19,815	—	19,815	8,045
Multifamily residential	—	—	5,302	—	5,302	—
Construction/land development	—	—	77,811	11,575	89,386	75,688
Commercial business	—	—	3,355	907	4,262	—
Home equity	1,386	609	3,103	—	5,098	233

Total	$11,335	$8,494	$124,118	$44,066	$188,013	$98,863

	December 31, 2010
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual	90 Days or More and Accruing	Total Past Due Loans	Other Real Estate Owned
Single family	$6,743	$6,223	$13,938	$30,173	$57,077	$18,839
Commercial real estate	—	4,871	20,259	—	25,130	6,257
Multifamily residential	—	—	8,167	—	8,167	—
Construction/land development	—	—	65,952	12,955	78,907	145,359
Commercial business	—	907	2,359	375	3,641	—
Home equity	1,645	1,184	2,535	—	5,364	—

Total	$8,388	$13,185	$113,210	$43,503	$178,286	$170,455

	At December 31, 2009
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual	90 Days or More and Accruing	Total Past Due Loans	Other Real Estate Owned
Single family	$10,921	$6,569	$48,400	$—	$65,890	$13,612
Commercial real estate	—	—	15,981	—	15,981	—
Multifamily residential	—	—	8,489	—	8,489	—
Construction/land development	27,935	24,847	295,966	11,439	360,189	94,170
Commercial business	41	477	3,195	—	3,713	—
Home equity	903	927	2,187	—	4,017	—

Total	$39,802	$32,820	$374,218	$11,439	$458,279	$107,782

The following table presents nonperforming assets by loan type by region at March 31, 2011.

	Washington						Idaho
	Puget Sound
	King (1)	Snohomish (2)	Pierce (1)	Thurston (1)	Vancouver & Other (2)(3)	Spokane (2)	Boise (2)

(in thousands)
Loans on nonaccrual status:
Single family	$3,351	$2,509	$3,658	$340	$299	$288	$—
Commercial real estate	5,783	723	9,820	—	—	—	—
Multifamily residential	—	2,440	—	—	—	—	—
Construction/land development	5,993	670	7,784	31,463	5,970	—	—
Commercial business	2,943	—	224	—	188	—
Home equity	1,716	105	407	46	284	115	—

Total loans on nonaccrual status	$19,786	$6,447	$21,893	$31,849	$6,741	$403	$—

Other real estate owned:
Single family	$3,799	$3,401	$1,123	$—	$1,177	$165	$138
Commercial real estate	4,317	1,576	—	—	2,152	—	—
Multifamily residential	—	—	—	—	—	—	—
Construction/land development	12,502	7,556	23,465	17,984	6,976	—	1,876
Commercial business	—	—	—	—	—	—	—
Home equity	—	233	—	—	—	—	—

Total other real estate owned	$20,618	$12,766	$24,578	$17,984	$10,305	$165	$2,014

Total nonperforming assets	$40,404	$19,213	$46,471	$49,833	$17,046	$568	$2,014

	Oregon
	Portland (2)	Bend (2)	Eugene (2)	Salem (2)	Hawaii	Other (4)	Total
(in thousands)
Loans on nonaccrual status:
Single family	$3,108	$—	$108	$130	$941	$—	$14,732
Commercial real estate	2,912	—	577	—	—	—	19,815
Multifamily residential	2,862	—	—	—	—	—	5,302
Construction/land development	10,248	—	10,411	5,272	—	—	77,811
Commercial business	—	—	—	—	—	—	3,355
Home equity	167	11	12	38	202	—	3,103

Total loans on nonaccrual status	$19,297	$11	$11,108	$5,440	$1,143	$—	$124,118

Other real estate owned:
Single family	$1,647	$355	$—	$899	$2,193	$—	$14,897
Commercial real estate	—	—	—	—	—	—	8,045
Multifamily residential	—	—	—	—	—	—	—
Construction/land development	3,342	1,766	—	231	—	—	75,688
Commercial business	—	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	233

Total other real estate owned	$4,989	$2,121	$—	$1,130	$2,193	$—	$98,863

Total nonperforming assets	24,286	$2,132	$11,108	$6,570	$3,336	$—	$222,981

(1)	Refers to a specific county.

(2)	Refers to a specific city.

(3)	Also includes surrounding counties.

(4)	Includes Florida.

The following table presents nonperforming assets by loan type by region as of December 31, 2010.

	Washington						Idaho
	Puget Sound
	King(1)	Snohomish(1)	Pierce(1)	Thurston(1)	Vancouver(2)(3)	Spokane(2)(3)	Idaho
(in thousands)
Loans on nonaccrual status:
Single family	$4,707	$2,726	$3,914	$341	$185	$288	$—
Commercial real estate	6,200	723	10,020	—	2,237	—	—
Multifamily residential	—	2,456	—	—	—	—	—
Construction/land development	7,487	678	10,423	21,810	5,985	—	277
Commercial business	1,873	—	298	—	188	—	—
Home equity	1,139	37	446	75	194	51	—

Total loans on nonaccrual status	$21,406	$6,620	$25,101	$22,226	$8,789	$339	$277

Other real estate owned:
Single family	$5,511	$4,314	$828	$—	$1,056	$275	$700
Commercial real estate	4,318	1,939	—	—	—	—	—
Multifamily residential	—	—	—	—	—	—	—
Construction/land development	25,262	10,514	72,690	18,603	7,462	—	2,417
Commercial business	—	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	—

Total other real estate owned	$35,091	$16,767	$73,518	$18,603	$8,518	$275	$3,117

Total nonperforming assets	$56,497	$23,387	$98,619	$40,829	$17,307	$614	$3,394

	Oregon
	Portland (2)(3)	Bend (2)(3)	Eugene (2)(3)	Salem (2)(3)	Hawaii	Other (4)	Total
(in thousands)
Loans on nonaccrual status:
Single family	$560	$—	$—	$130	$1,087	$—	$13,938
Commercial real estate	501	—	578	—	—	—	20,259
Multifamily residential	2,889	2,822	—	—	—	—	8,167
Construction/land development	8,890	30	10,372	—	—	—	65,952
Commercial business	—	—	—	—	—	—	2,359
Home equity	87	89	—	81	336	—	2,535

Total loans on nonaccrual status	$12,927	$2,941	$10,950	$211	$1,423	$—	$113,210

Other real estate owned:
Single family	$1,839	$561	$—	$1,266	$2,489	$—	$18,839
Commercial real estate	—	—	—	—	—	—	6,257
Multifamily residential	—	—	—	—	—	—	—
Construction/land development	4,764	2,391	—	231	—	1,025	145,359
Commercial business	—	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	—

Total other real estate owned	$6,603	$2,952	$—	$1,497	$2,489	$1,025	$170,455

Total nonperforming assets	$19,530	$5,893	$10,950	$1,708	$3,912	$1,025	$283,665

(1)	Refers to a specific county.

(2)	Refers to a specific city.

(3)	Also includes surrounding counties.

(4)	Includes Alaska and Florida in commercial real estate and Washington Community Reinvestment Association participation pool loans in multifamily residential.

The following table presents the single family loan portfolio by FICO score as of March 31, 2011.

Greater Than	Less Than or Equal To	Percentage¹
N/A	N/A	7.4%
<	500	0.1%
500	549	0.2%
550	599	1.6%
600	649	5.8%
650	699	20.2%
700	749	30.6%
750	>	34.1%

	TOTAL	100.0%

¹	Percentages based on aggregate loan amounts.

The following table presents our single family loan held for investment portfolio by FICO score as of December 31, 2010.

Single Family Residential Loan Portfolio as of December 31, 2010

- FICO Score Distributions

Greater Than	Less Than or Equal To	Percentage¹
N/A	N/A	7.2%
<	500	0.0%
500	549	0.3%
550	599	1.6%
600	649	5.6%
650	699	20.1%
700	749	30.6%
750	>	34.6%

	TOTAL	100.0%

[1]	Percentages based on aggregate loan amounts.

From the latter part of 2008 through March 31, 2011, substantially all of the loans we originated were single family mortgages that conform to government-sponsored enterprise underwriting standards and were designated for sale.

Our underwriting standards for single family and home equity loans require evaluating and understanding a borrower’s credit, collateral and ability to repay the loan. Credit is determined based on how well a borrower manages their current and prior debts, documented by a credit report that provides credit scores and the borrower’s current and past information about their credit history. Collateral is based on the type and use of property, occupancy and market value, largely determined by property appraisals. Ability to repay the loan is based on several factors, including the borrower’s employment, income, current debt, assets and level of equity in the property. We also consider loan-to-property value and debt-to-income ratios, loan amount and lien position in assessing whether to originate a loan. Single family and home equity borrowers are particularly susceptible to downturns in economic trends that negatively affect housing prices and demand and levels of unemployment.

For commercial, multifamily residential and construction lending, we consider the same factors with regard to the borrower and the guarantors. In addition, we evaluate liquidity, net worth, leverage, other outstanding indebtedness of the borrower, an analysis of cash expected to flow through the borrower (including the outflow to other lenders) and prior experience with the borrower. We use this information to assess financial capacity, profitability and experience. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing.

Liquidity Risk and Capital Resources

Liquidity risk management is primarily intended to ensure we are able to maintain cash flows adequate to fund operations and meet our obligations, including demands of depositors, draws on lines of credit and paying any creditors, on a timely and cost-effective basis in various market conditions. Our liquidity profile is influenced by changes in market conditions, the composition of the balance sheet and risk tolerance levels. We establish liquidity guidelines for HomeStreet, Inc. as well as for its banking subsidiaries.

HomeStreet, Inc. and the Bank have separate liquidity risk management policies as each has different funding needs and sources of liquidity and separate regulatory capital requirements. In addition, the Bank Order requires the Bank to maintain a minimum primary liquidity ratio (net cash plus short term and marketable assets divided by net deposits plus short-term liabilities) of 15.0%.

HomeStreet, Inc.

The main source of liquidity for HomeStreet, Inc. is proceeds from dividends from the Bank and HomeStreet Capital. In the past, we have raised longer-term funds through the issuance of senior debt and trust preferred securities. The main cash outflows are distributions to shareholders, interest and principal payments to creditors and operating expenses. HomeStreet, Inc.’s ability to pay dividends to shareholders depends substantially on dividends received from the Bank. Our federal and state regulators have prohibited both HomeStreet, Inc. and the Bank from paying dividends without consent, and HomeStreet, Inc. is also contractually restricted from paying dividends to shareholders under the terms of our TruPS. As a result, no dividends were paid to shareholders in 2009 and 2010, and we have deferred all interest payments on the TruPS since December 2008.

HomeStreet Bank

The Bank’s primary short-term sources of funds include deposits, advances from the FHLB, repayments and prepayments of loans, proceeds from the sale of loans and investment securities and interest from our loans and investment securities. We have also raised short-term funds though the sale of securities under agreements to repurchase and advances from the Federal Reserve Bank of San Francisco, or FRBSF. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit inflows and outflows and loan prepayments are greatly influenced by interest rates, economic conditions and competition.

As of March 31, 2011 and December 31, 2010, the Bank had borrowing capacity of $281.0 million and $72.8 million, and $175.2 million and $192.9 million from the FHLB and the FRBSF, respectively.

Our lending agreement with the FHLB permits the FHLB to refuse to make advances under that agreement during periods in which an “event of default” (as defined in that agreement) is continuing. An event of default occurs when the FHLB gives notice to the Bank of an intention to take any of a list of permissible actions following the occurrence of specified events or conditions affecting the Bank. Among those events is the issuance or entry of “any supervisory or consent order pertaining to” the Bank, which would include the Bank Order. To date the FHLB has not declared a default under this agreement, and has not notified the Bank that future advances would not be made available, although it has required the Bank to deliver physical possession of certain negotiable instruments and related documentation as collateral for borrowings under that agreement.

Further, we have been notified by the FRBSF that due to our financial and regulatory condition, we face increases in borrowing costs and increases in administration and oversight by FRBSF. As a practical matter, this limitation may serve to increase our costs of funding or may make it more difficult for us to take the steps necessary to preserve this source of financing.

During 2007, 2008 and 2009, in response to the credit crisis and general economic downturn, we secured our availability to funds through increased FHLB borrowings and brokered deposits and invested these funds in highly liquid investment securities as well as carrying elevated levels of cash and cash equivalent balances, enabling us to quickly react to changes in the risk environment. In November 2008, we adopted a revised liquidity policy for the Bank that required us to increase and maintain the Bank’s primary liquidity ratio to 15.0% by June 30, 2009, which was achieved and surpassed. The primary liquidity ratio is defined as net cash, short-term investments and other marketable assets as a percent of net deposits and short-term borrowings. While this strategy was effective for risk management purposes, this high level of liquidity has also adversely affected our net interest income and margin. With the stabilization of the Company and changing depositors’ attitude toward the risk of deposits in troubled banks as a consequence of, among other things, government programs insuring noninterest bearing accounts including provisions of the Dodd-Frank Act, we believe it is no longer necessary to sustain such a position. Going forward we anticipate reducing on-balance sheet liquidity further as we continue to reduce non-core funding. As of March 31, 2011, December 31, 2010 and 2009, our primary liquidity ratio was 25.0%, 23.9% and 32.1% respectively.

As part of our funding strategy, we increased the Bank’s FHLB borrowings to $575.1 million and $746.4 million as of December 31, 2006 and 2007, respectively. As of December 31, 2008, 2009, 2010 and March 31, 2011, FHLB borrowings declined to $705.8 million, $677.8 million, $165.9 million and $114.5 million, respectively.

Deposit balances increased from $1.54 billion as of December 31, 2006 to $1.72 billion, $1.92 billion and $2.33 billion as of December 31, 2007, 2008 and 2009, respectively, and declined to $2.13 billion and $2.07 billion as of December 31, 2010 and March 31, 2011, respectively. As of March 31, 2011, brokered CD balances decreased $284.1 million to $10.0 million, from $291.8 million as of December 31, 2009. As part of our balance sheet restructuring activities and in order to comply with the Bank Order, brokered CD balances were allowed to mature without renewal.

Cash balances as of March 31, 2011 increased $98.2 million to $170.8 million, from $72.6 million as of December 31, 2010. The increase reflects proceeds totaling $67.3 million from the sale of OREO properties during the first quarter of 2011 as well as the settlement of loans sold. As of December 31, 2010 cash balances declined $144.5 million to $72.6 million, from $217.1 million as of December 31, 2009 reflecting our decision to reduce our primary liquidity.

Capital Resources

Shareholders’ equity was $51.2 million as of March 31, 2011, compared with $58.8 million as of December 31, 2010, a decrease of $7.6 million or 12.9%. The decline is primarily due to the result of a net loss of $7.4 million. Shareholders’ equity was $58.8 million as of December 31, 2010, compared with $91.9 million as of December 31, 2009, a decrease of $33.1 million or 36.0%. The decline is primarily due to the result of a net loss of $34.2 million and a loss of $5.4 million in accumulated other comprehensive income, partially offset by an upward fair value adjustment of $6.5 million related to management’s election to record and carry its single family MSR assets at fair value as of January 1, 2010. There were no dividends declared or paid, share repurchases or deferred compensation recorded during the quarter ended March 31, 2011 or the years ended 2010 and 2009.

Federally insured depository institutions, such as the Bank, are required to maintain a minimum level of regulatory capital. The FDIC regulations recognize two types, or tiers, of capital: “core capital,” or Tier 1 capital, and “supplementary capital,” or Tier 2 capital. The FDIC currently measures a bank’s capital using (1) total risk-based capital ratio, (2) Tier 1 risk-based capital ratio and (3) Tier 1 leverage ratio. In order to qualify as “well capitalized,” a bank must have a total risk-based capital ratio of at least 10.0%, a Tier 1 risk-based capital ratio of at least 6.0% and a leverage ratio of at least 5.0%. In order to be deemed “adequately capitalized,” a bank generally must have a total risk-based capital ratio of at least 8.0%, a Tier 1 risk-based capital ratio of at least 4.0% and a leverage ratio of at least 4.0%. The FDIC retains the right to require a depository institution to maintain a higher capital level based on its particular risk profile. Under the Bank Order, we are required to maintain a total risk-based capital ratio of at least 12.0% and a Tier 1 leverage capital ratio of at least 10.0%.

As of March 31, 2011, the Bank had a total risk-based capital ratio, Tier 1 risk-based capital ratio and Tier 1 leverage capital ratio of 8.3%, 7.0% and 4.5%, respectively. As of December 31, 2010, the Bank had a total risk-based capital ratio, Tier 1 risk-based capital ratio and Tier 1 leverage capital ratio of 8.2%, 6.9% and 4.5%, respectively. As such, the Bank is currently “adequately capitalized” within the meaning of the FDIC’s “prompt corrective action” guidance. The Bank’s current ratios do not satisfy the requirements of the Bank Order, although a successful completion of this offering is expected to result in the Bank attaining capital levels in excess of those necessary to be considered “well capitalized.”

The Bank’s actual capital amounts and ratios are included in the following table:

(in thousands)	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2011:
Total risk-based capital (to risk-weighted assets)	$127,447	8.3%	$123,197	8.0%	$153,997	10.0%
Tier I risk-based capital (to risk-weighted assets)	107,664	7.0%	61,599	4.0%	92,398	6.0%
Tier I leverage capital (to average assets)	107,664	4.5%	95,955	4.0%	119,944	5.0%

As of December 31, 2010:
Total risk-based capital (to risk-weighted assets)	$138,924	8.2%	$136,154	8.0%	$170,193	10.0%
Tier I risk-based capital (to risk-weighted assets)	117,115	6.9%	68,077	4.0%	102,116	6.0%
Tier I leverage capital (to average assets)	117,115	4.5%	103,608	4.0%	129,509	5.0%

(in thousands)	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2009:
Total risk-based capital (to risk-weighted assets)	$170,364	8.5%	$160,413	8.0%	$200,517	10.0%
Tier I risk-based capital (to risk-weighted assets)	144,245	7.2%	80,207	4.0%	120,310	6.0%
Tier I leverage capital (to average assets)	144,245	4.5%	127,484	4.0%	159,356	5.0%
The following table presents the Bank’s capital as compared to the regulatory capital requirements at March 31, 2011:

	The Bank’s Capital		Capital Ratio Requirement		Capital Shortfall
(in thousands)
Tier 1 leverage capital	$107,664	4.49%	$239,887	10.00%	$(132,223)
Total risk-based capital	127,447	8.28%	184,796	12.00%	(57,349)

The following table presents the Bank’s capital as compared to the regulatory requirements at December 31, 2010:

	The Bank’s Capital		Capital Ratio Requirement		Capital Shortfall
(in thousands)
Tier 1 leverage capital	$117,115	4.52%	$259,019	10.00%	$(141,904)
Total risk-based capital	138,924	8.16%	204,232	12.00%	(65,308)

Impact of Inflation

The consolidated financial statements presented in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollar amounts or market value without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, nearly all of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation.

Market Risk Management

Market risk is defined as the sensitivity of income, fair market values and capital to changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices. The primary market risks to which we are exposed are price and interest rate risk. Price risk is defined as the risk to current or anticipated earnings or capital arising from changes in the value of either trading portfolios or other obligations that are entered into as part of distributing or managing risk. Interest rate risk is defined as risk to current or anticipated earnings or capital arising from movements in interest rates.

For HomeStreet, price and interest rate risks arise from the financial instruments and positions we hold. This includes loans, mortgage servicing rights, securities, deposits, borrowings, long-term debt and derivative financial instruments. Due to the nature of our operations, we are not subject to foreign currency exchange or commodity price risk. Our real estate loan portfolio is subject to risks associated with the local economies of our various markets and, in particular, the regional economy of the Pacific Northwest.

Our price and interest rate risks are managed by the Bank’s Asset/Liability Management Committee (ALCO), a management committee that identifies and manages the sensitivity of net income to changing interest rates to achieve our overall financial objectives. ALCO is a management-level committee whose members include the Chief Financial Officer, acting as the chair, the Chief Executive Officer and President, the Treasurer and a senior financial analyst. The committee meets monthly, and is responsible for:

•	understanding the nature and level of interest rate risk we take;

•	assessing how that risk fits within our overall business strategies;

•	ensuring an appropriate level of formality and sophistication of the risk management process given the overall level of risk;

•	developing asset/liability management policy;

•	formulating and implementing strategies to improve balance sheet mix and earnings; and

•	reviewing interest rate sensitivity.

The finance committee provides oversight of the asset/liability management process, reviews the results of interest rate risk analysis and approves policies.

The spread between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative dollar amounts of these assets and liabilities are the principal items affecting net interest income. Changes in net interest spread, or interest rate risk, are influenced to a significant degree by the repricing characteristics of assets and liabilities (timing risk), the relationship between various rates (basis risk), customer options and changes in the shape of the yield curve. From mid-2008 to mid-2010, our balance sheet management was focused primarily on liquidity management and secondarily on earnings. As our financial condition stabilizes and improves, we have changed our liquidity and funding strategy placing more emphasis on growing earnings.

We estimate the sensitivity of our net interest income to changes in market interest rates using an interest rate simulation model that assumes the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments for each interest rate change scenario. Interest rate sensitivity depends on certain repricing characteristics in our interest-earnings assets and interest-bearing liabilities, including the maturity structure of assets and liabilities and their repricing characteristics during the periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure both assets and liabilities respond to changes in interest rates within an acceptable timeframe, minimizing the impact of interest rate changes on net interest income and capital. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities at a point in time that are subject to repricing at various time horizons: immediate to three months; more than three months to six months; more than six months to twelve months; more than twelve months to three years; more than three years to five years; more than five years; and on a cumulative basis. The differences are known as interest sensitivity gaps.

The following table presents sensitivity gaps for these different intervals as of December 31, 2010:

	December 31, 2010
	3 Mos or Less	More Than 3 Mos to 6 Mos	More Than 6 Mos to 12 Mos	More Than 12 Mos to 3 yrs	More Than 3 Yrs to 5 yrs	More Than 5 Yrs	Non-Rate- Sensitive	Total
	(Dollar in thousands)
Interest-earning assets:
Cash & cash equivalents	$72,639	$—	$—	$—	$—	$—	$—	$72,639
FHLB Stock	—	—	—	—	—	37,027	—	37,027
Investment securities(1)	9,903	12,878	89,671	56,346	49,063	95,652	—	313,513
Mortgage loans held for sale	212,602	—	—	—	—	—	—	212,602
Loans held for investment(1)(2)	948,892	167,027	88,427	183,404	99,405	115,543	—	1,602,698

Total interest-earning assets	1,244,036	179,905	178,098	239,750	148,468	248,222	—	2,238,479
Non-interest-earning assets	—	—	—	—	—	—	247,218	247,218

Total Assets	$1,244,036	$179,905	$178,098	$239,750	$148,468	$248,222	$247,218	$2,485,697

Interest-bearing liabilities:
NOW accounts(3)	$121,534	$—	$—	$—	$—	$—	$—	$121,534
Statement savings accounts(3)	51,075	—	—	—	—	—	—	51,075
Money market accounts(3)	413,402	—	—	—	—	—	—	413,401
Certificates of deposit	114,621	172,413	244,909	746,220	29,630	48	—	1,307,842
FHLB advances	51,325	36,625	20,000	35,834	5,700	16,385	—	165,869
Long-term debt(4)	30,000	20,000	—	15,000	—	1,857	—	66,857

Total interest-bearing liabilities	781,957	229,038	264,908	797,054	35,330	18,290	—	2,126,578
Non-interest bearing liabilities	—	—	—	—	—	—	300,330	300,330
Equity							58,789	58,789

	$781,957	$229,038	$264,908	$797,054	$35,330	$18,290	$359,119	$2,485,697

Interest sensitivity gap	$462,079	$(49,133)	$(86,809)	$(557,304)	$113,138	$229,932

Cumulative interest sensitivity gap	$462,079	$412,944	$326,133	$(231,171)	$(118,033)	$111,899

Cumulative interest sensitivity gap as a percentage of total assets	18.6%	16.6%	13.1%	(9.3)%	(4.7)%	—

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities	159%	141%	126%	89%	94%	105%

(1)	Based on contractual maturities, repricing dates and forecasted principal payments assuming normal amortization and, where applicable, prepayments.

(2)	Projected average constant prepayment rates for the next twelve months are 15.0%.

(3)	Assumes 100% of interest bearing non-maturity deposits are subject to repricing in three months or less.

(4)	Based on contractual maturity.

As of December 31, 2010, the Bank was asset sensitive overall, but liability sensitive in the “more than three months to six months” “more than six months to 12 months” and “more than 12 months to three years” periods. The positive gap in the interest rate sensitivity analysis indicates that our net interest income would rise in the long term if market interest rates increase and generally fall in the long term if market interest rates decline.

Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin, without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly, while the timing of repricing for both the asset and the liability remains the same, thereby impacting net interest income. This characteristic is referred to as basis risk. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on our net interest margin. Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment or our exposure to changes in interest rates.

The estimated impact on our net interest income over a time horizon of one year as of December 31, 2010 is provided in the table below. For the scenarios shown, the interest rate simulation assumes an instantaneous and sustained shift in market interest rates ratably over a twelve-month period and no change in the composition or size of the balance sheet.

	December 31, 2010		December 31, 2009
Change in Interest Rates (basis points)	Percentage Change
	Net Interest Income(1)	Net Portfolio Value(2)	Net Interest Income(1)	Net Portfolio Value(2)
+200	14%	-44%	8%	-44%
+100	7%	-20%	4%	-13%
-100	-3%	3%	7%	-4%
-200	-8%	-5%	-1%	-1%

(1)	This percentage change represents the impact to net interest income for a one-year period, assuming there is no change in the structure of the balance sheet.

(2)	This percentage change represents the impact to the net present value of equity, assuming there is no change in the structure of the balance sheet.

At December 31, 2010, we believe our net interest income was in an “asset-sensitive” position, as the repricing characteristics were such that an increase in market interest rates would have a positive effect on net interest income and a decrease in market interest rates would have a negative effect on net interest income. At December 31, 2009, net interest income was asset sensitive in three of the four scenarios. Some of the assumptions made in the simulation model may not materialize and unanticipated events and circumstances will occur. In addition, the simulation model does not take into account any future actions which we could undertake to mitigate an adverse impact due to changes in interest rates from those expected, in the actual level of market interest rates or competitive influences on our deposit base.

Risk Management Instruments

We originate fixed-rate residential home mortgages primarily for sale into the secondary market. These loans are economically hedged against interest rate fluctuations from the time of the loan commitment until the loans are sold (typically 30 to 60 days).

We have been able to manage interest rate risk by matching both on- and off-balance sheet assets and liabilities within reasonable limits through short-term maturities and variable interest rates. Where appropriate, we also use hedging techniques including the use of forward sale commitments and option contracts on mortgage-backed securities and interest rate swaps.

In order to reduce our exposure to changes in the value of mortgage servicing rights as interest rates change, we have taken long positions with forward sale commitments as well as some U.S. Treasury contracts and forward interest rate swaps. These contracts are economic hedges, and as a result changes in fair value of the underlying positions are recognized in current income as a component of mortgage servicing income and do not qualify for hedge accounting treatment.

On a periodic basis, our management reports to our board of directors regarding the results of our hedging strategies. The financial instruments we used for hedging purposes consisted of the following:

(in thousands)
March 31, 2011:	Notional Amount	Fair Value		Hedged Risk
		Asset Derivatives	Liability Derivatives	Asset(1) Interest rate locks	Asset(1) Loans held for sale	Asset(1) MSR	Asset(2) Loans held for investment	Liabilities(2) Certificates of deposit
Forward sale commitments	$151,606	$267	$—	$—	$267	$—	$—	$—
Interest rate locks on loans	126,255	1,830	—	1,830	—	—	—	—
Interest rate swaps	339,003	—	(8,429)	—	—	(2,206)	(6,223)	n/a

	$616,864	$2,097	$(8,429)	$1,830	$267	$(2,206)	$(6,223)	$—

As of December 31, 2010:	Notional Amount	Fair Value		Hedged Risk
		Asset Derivatives	Liability Derivatives	Asset(1) Interest rate locks	Asset(1) Loans held for sale	Asset(1) MSR	Asset(2) Loans held for investment	Liabilities(2) Certificates of deposit
Forward sale commitments	$308,973	$2,263	$—	$—	$2,263	$—	$—	$—
Interest rate locks on loans	129,287	2,302	—	2,302	—	—	—	—
Interest rate swaps	367,910	—	(22,221)	—	—	(14,447)	(7,774)	n/a

	$806,170	$4,565	$(22,221)	$2,302	$2,263	$(14,447)	$(7,774)	$—

As of December 31, 2009:	Notional Amount	Fair Value		Hedged Risk
		Asset Derivatives	Liability Derivatives	Asset(1) Interest rate locks	Asset(1) Loans held for sale	Asset(1) MSR	Asset(2) Loans held for investment	Liabilities(2) Certificates of deposit
Forward sale commitments	$315,246	$1,805	$—	$—	$3,033	$(1,228)	$—	$—
Futures	85,000	—	(648)	—	—	(648)	—	—
Interest rate locks on loans	119,654	—	(994)	(994)	—	—	—	—
Interest rate swaps	266,770	339	(5,506)	—	—	—	(5,506)	339

	$786,670	$2,144	$(7,148)	$(994)	$3,033	$(1,876)	$(5,506)	$339

(1)	Economic fair value hedge.

(2)	Fair value hedge in accordance with hedge accounting standards.

We determine the fair value of financial instruments used for hedging purposes using broker-quoted prices or other observable market data. We may implement other hedge transactions using forward loan sales, futures, option contracts and interest rate swaps or possibly interest rate floors, financial futures, forward rate agreements and U.S. Treasury options on futures or bonds. Prior to considering any hedging activities, we analyze the costs and benefits of the hedge in comparison to other viable alternative strategies.

Operational Risk Management

Operational risk is defined as the risk to current or anticipated earnings or capital arising from inadequate or failed internal processes or systems, the misconduct or errors of people, and adverse external events.

Each line of business has primary responsibility for identifying, monitoring and controlling its operational risks. In addition, centralized departments such as our risk and regulatory oversight, legal, compliance, security, information security and finance provide support to the business lines as they develop and implement risk management practices specific to their needs. Our audit team provides independent feedback on the strength of operational risk controls and compliance with Company policies and procedures. Additionally, we maintain mature change management, business resumption and data and customer information security processes. We also maintain a code of conduct with periodic training, setting a “tone from the top” that articulates a strong focus on ethical standards and a zero tolerance approach to unethical or fraudulent behavior.

Compliance/Regulatory Risk Management

Compliance risk is the risk to current or anticipated earnings or capital arising from violations of, or nonconformance with, laws, rules, regulations, prescribed practices, internal policy and procedures or ethical standards.

As a regulated financial institution with a significant mortgage banking operation we have significant compliance and regulatory risk. Historically, we have maintained a strong compliance culture and compliance management processes as evidenced by minimal compliance issues. Each business unit is responsible for compliance with laws and regulations and has identified an individual to participate on our compliance committee which is chaired by the Compliance Officer. The Compliance Officer monitors all new regulations and changes to existing regulations and the new requirements are discussed at the compliance committee to determine impact to the business units and to assign responsibilities and timelines for implementation.

The level of compliance risk is increasing, primarily due to the enactment of the Dodd-Frank Act and the significant amount of new regulation that will be created to implement the requirements in that Act. Management has established a tracking process for monitoring the status of pending regulations and for implementing the regulatory requirements as they are published and become effective.

Strategic Risk Management

Strategic risk is the risk to current or anticipated earnings, capital or enterprise value arising from adverse business decisions, improper implementation of decisions, or lack of responsiveness to industry changes.

Strategic risk is managed by the board of directors and senior management through development of strategic plans and successful implementation of business initiatives. The aggregate level of strategic risk is expected to increase based on the board’s and management’s plans to launch new business initiatives following successful capital-raising activities. We believe that the new senior management team is comprised of individuals with strong leadership skills and requisite experience in the banking industry to manage strategic risk.

Reputation Risk Management

Reputation risk is defined as the risk to current or anticipated earnings, capital, or enterprise value arising from negative public opinion.

We believe that we have an excellent reputation in the community primarily due to our longevity and significant outreach to the communities we serve. The Bank has earned “Outstanding” ratings on every Bank Community Reinvestment Act (CRA) examination since the inception of the Bank in 1986. Of late, our reputation has been challenged due to the publicity surrounding the Orders, although we believe negative customer reaction was limited, partially due to ongoing U.S. government support of the overall financial system and actions taken to strengthen deposit insurance. We anticipate that reputation risk will moderate when credit problems are resolved, we are successful in raising capital, and the Orders have been removed.

Accounting Standards Adopted in 2010

Effective January 1, 2010 we adopted Accounting Standards Update (“ASU”) 2009-16 Accounting for Transfers of Financial Assets (Statement of Financial Accounting Standards (FAS) 166, Accounting for Transfers of Financial Assets – an amendment of Financial Accounting Standards Board (FASB) Statement No. 140) which amends certain guidance contained in Accounting Standards Codification 860, Transfers and Servicing. This update eliminates the concept of qualifying special purpose entities and provides additional criteria transferors must use to evaluate transfers of financial assets. The adoption of ASU 2009-16 did not have a material impact on our consolidated financial statements.

Effective January 1, 2010 we adopted ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FAS 167, Amendments to FASB Interpretation No. 46(R) which amends several key consolidation provisions related to variable interest entities (“VIEs”) included in ASC 810, Consolidation. The update changes the approach we must use to identify VIEs for which we are deemed to be the primary beneficiary and are required to consolidate. Under the new guidance, a VIE’s primary beneficiary is the entity that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and has an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. In addition, we are required to continually reassess whether we are the primary beneficiary of a VIE, whereas the previous rules only required reconsideration upon the occurrence of certain triggering events. The adoption of ASU 2009-17 did not have a material impact on our consolidated financial statements.

Effective January 1, 2010 we adopted ASU 2010-06, Improving Disclosures about Fair Value Measurements which amends the disclosure requirements for fair value measurements. We are required to disclose significant transfers in and out of Levels 1 and 2 of fair value hierarchy, whereas the previous rules only required the disclosure of transfers in and out of Level 3. Additionally, in the rollforward of Level 3 activity, we must present information on purchases, sales, issuances and settlements on a gross basis rather than on a net basis. The update also clarifies that fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial condition. We should also provide information about the valuation techniques and inputs used to measure fair value for recurring and nonrecurring instruments classified as either Level 2 or Level 3. The adoption of ASU 2010-06 had no impact on our consolidated financial statements since it amends only the disclosure requirements.

Effective for the year ended December 31, 2010 we adopted ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses which provides disclosures that facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in our portfolio of financing receivables, (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (3) the changes and reasons for those changes in the allowance for credit losses. This update presents disclosure on a disaggregated basis and defines two levels of disaggregation, portfolio segment and class of financing receivable. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. Classes of financing receivables generally are a disaggregation of a portfolio segment.

Accounting Changes in 2010

Effective January 1, 2010 we elected to measure and carry our mortgage servicing rights (MSRs) related to single family loans at fair value. Under this election, purchased single family MSRs and MSRs resulting from the sale or securitization of single family loans are capitalized and carried at fair value. Prior to this election, we capitalized purchased single family MSRs at cost, and MSRs resulting from the sale or securitization of single family loans were initially measured at fair value at the date of transfer and subsequently carried at the lower of amortized cost or fair value. Upon the remeasurement of our MSRs related to single family loans at fair value on January 1, 2010, we recorded a cumulative effect adjustment to increase the 2010 beginning balance of retained earnings by $6.5 million in stockholders’ equity. We continue to measure MSRs resulting from the sale of multifamily loans at fair value at the date of transfer and subsequently measured at the lower of amortized cost or fair value.

Effective January 1, 2010 we also elected to carry our single family residential mortgage loans held for sale using the fair value option. Under the fair value option, single family residential mortgage loans held for sale will be stated at fair value and any changes in fair value will be recognized in current earnings. Prior to this election, single family residential mortgage loans held for sale were stated at the lower of amortized cost or fair value. At December 31, 2009 we stated our single family residential mortgage loans held for sale at fair value, thus there was no impact to the 2010 beginning balance of retained earnings.

Current Accounting Developments

ASU 2010-06, Improving Disclosures about Fair Value Measurements, amends the disclosure requirements for fair value measurements. Companies are required to disclose significant transfers in and out of Levels 1 and 2 of fair value hierarchy, whereas the previous rules only required the disclosure of transfers in and out of Level 3. In the rollforward of Level 3 activity, companies must present information on purchases, sales, issuances, and settlements on a gross basis rather than on a net basis. ASU 2010-06 also clarifies that fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial condition. Companies should also provide information about the valuation techniques and inputs used to measure fair value for recurring and nonrecurring instruments classified as either Level 2 or Level 3. In first quarter 2011, we adopted the requirement for gross presentation in the Level 3 rollforward with prospective application. The remaining provisions were effective for the Company January 1, 2010. The adoption of ASU 2010-06 had no impact on the Company’s consolidated financial statements since it amends only the disclosure requirements.

ASU 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, provides an update for factors to be considered when evaluating whether a restructuring constitutes a troubled debt restructuring. ASU 2011-02 provides that a creditor must separately conclude that both of the following exist: (1) the restructuring constitutes a concession; and (2) the debtor is experiencing financial difficulties. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables (paragraph 470-60-55-10) when evaluating whether a restructuring constitutes a troubled debt restructuring. The amendments in this Update are effective for the first interim or annual period beginning on or after June 15, 2011 (third quarter of 2011), and will be applied retrospectively to the beginning of the year. The Company is currently assessing the potential impact of adopting this guidance.

ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, amends requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks and the concept of valuation premise and highest and best use and extends the prohibition on blockage factors to all three levels of the fair value hierarchy. Companies are required to disclose all transfers between Level 1 and Level 2 of the fair value hierarchy, whereas the previous rules only required the disclosure of significant transfers between those levels. For Level 3 fair value measurements, quantitative information about significant unobservable inputs used, a qualitative discussion about the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationship between inputs and a description of the Company’s valuation process should be disclosed. For financial instruments not measured at fair value but for which disclosure of fair value is required, companies are required to disclose the fair value hierarchy level in which the fair value measurements were determined. The amendments in this ASU are effective for interim and annual periods beginning on or after December 15, 2011. The Company is currently assessing the potential impact of adopting this guidance.

BUSINESS

Overview

Description of Business and Company History

We are a 90-year-old diversified financial services company headquartered in Seattle, Washington, that has grown from a small mortgage bank to a full-service community bank serving consumers and businesses in the Pacific Northwest and Hawaii. Our banking strategy has allowed us to expand our lending activities while building stable core deposits and a more diversified core customer base that provides greater cross-selling opportunities. The Bank has the oldest continuous relationship of all Fannie Mae seller servicers in the nation, having been the second company approved by Fannie Mae at its founding in 1938.

Our primary subsidiaries are HomeStreet Bank and HomeStreet Capital Corporation. HomeStreet Bank is a Washington state-chartered savings bank that provides deposit and investment products and cash management services. The Bank also provides loans for single family homes, commercial real estate, construction, land development and commercial businesses. HomeStreet Capital Corporation, a Washington corporation, originates, sells and services multifamily mortgage loans under the Fannie Mae Delegated Underwriting and Servicing Program (“DUS”) in conjunction with HomeStreet Bank. We also provide insurance products and services for consumers and businesses as HomeStreet Insurance and loans for single family homes through a joint venture, Windermere Mortgage Services Series LLC (“WMS”). At March 31, 2011 and December 31, 2010, we had total assets of $2.34 billion and $2.49 billion, net loans held for investment of $1.50 billion and $1.54 billion, deposits of $2.07 billion and $2.13 billion and stockholders’ equity of $51.2 million and $58.8 million, respectively.

We have a network of 20 bank branches and nine stand-alone lending centers located in the Puget Sound, Olympia, Vancouver and Spokane regions of Washington, the Portland and Salem regions of Oregon, and the Hawaiian Islands of Oahu, Maui and Hawaii. Our bank branches have average deposits per branch of $106.5 million as of December 31, 2010. WMS provides point-of-sale loan origination services through 44 Windermere Real Estate offices in Washington and Oregon.

We operate four primary lines of business: Community Banking, Single Family Lending, Income Property Lending and Residential Construction Lending.

Community Banking. We provide diversified financial products and services to our consumer and business customers, including deposit products, investment products, insurance products, cash management services and consumer and business loans. In 1986 we established our bank to fund our lending activities and to offer a broader range of products and services to our customers. In 2000, we began offering commercial business loans as well as business deposit products and cash management services. We have expanded our bank branch network to 20 branches, primarily in the historically higher growth Puget Sound area. At March 31, 2011 and December 31, 2010, our core funding totaled $1.73 billion and $1.74 billion, respectively, and our business banking loan portfolio totaled $245.5 million and $259.3 million, respectively.

Single Family Lending. We originate and sell into the secondary market residential mortgage loans both directly and through our relationship with WMS. This segment also originates and services loans for our portfolio on a selective basis including home equity loans and lines of credit. Our single family lending business is one of our long-established strengths. We originate mortgages using secondary market standards, and the majority are sold to or securitized Fannie Mae, Freddie Mac or Ginnie Mae, while we retain the right to service these loans. A small percentage of the loans are brokered or sold on a servicing-released basis to correspondent lenders. This part of our business predates the creation of the FHA, Fannie Mae or Freddie Mac, and it has evolved with the many changes to the industry. During 2009 and 2010 we originated $2.73 billion and $2.07 billion, respectively, of single family loans and during the quarter ended March 31, 2011, we originated 276.9 million. At March 31, 2011 and December 31, 2010, our portfolio of single family loans serviced for others totaled $6.52 billion and $6.34 billion, respectively.

Income Property Lending. We originate commercial real estate loans with a focus on multifamily lending through our Fannie Mae DUS business. These loans are sold to or securitized by Fannie Mae and we generally continue to service those loans after the sale. At March 31, 2011 and December 31, 2010, we serviced $784.4 million and $776.7 million of loans, respectively, we originated through the Fannie Mae DUS program. We also originate commercial construction and land development loans, bridge loans and permanent loans for our own portfolio. Beginning in 2007, we substantially curtailed our portfolio loan origination, while continuing to originate loans under the Fannie Mae DUS program. Going forward, we plan to resume portfolio lending, but with a reduced concentration in commercial construction and land development lending.

Residential Construction Lending. We originate residential construction and land development loans primarily for our own portfolio. Beginning in 2007, we substantially curtailed new originations in order to reduce our concentration in this category. Going forward we plan to resume originating residential construction loans with a significantly reduced portfolio concentration and a focus on home construction as opposed to land development.

Recent Developments

As a result of the economic downturn, which began in mid-to-late 2007 and continued until June 2009, our business experienced a series of interrelated adverse events, the combination of which led to significant operating losses that diminished our capital and weakened our financial condition. During this period, home prices and the volume of home sales decreased significantly along with occupancy and rental rates on commercial real estate. Related declines in the value of residential and commercial real estate, especially residential land and finished lots, significantly impacted the economic viability of many of our borrowers’ construction projects and investments and reduced the value of our collateral. Our classified assets increased from $110.9 million at December 31, 2007 to a peak of $759.7 million at June 30, 2009 and nonperforming assets increased from $35.7 million at December 31, 2007 to their peak of $482.0 million at December 31, 2009.

Although our average interest-earning assets increased from $2.44 billion during 2007, to $3.06 billion during 2009, our average loans held for investment remained relatively constant over that period, increasing from

$2.24 billion during 2007, to $2.31 billion during 2009. Additionally, due to rising levels of problem assets, nonperforming assets increased from $35.7 million at December 31, 2007, to $482.0 million at December 31, 2009. During this same period, we established and maintained a high level of liquidity and invested this liquidity in short-duration, low-yielding investments. At the same time, in response to the economic turmoil in the national economy, the Federal Reserve reduced the target interest rate for Federal Funds to its lowest level since 1955 and market interest rates including the prime rate and LIBOR decreased accordingly. Most of our loans are variable interest rate loans tied to these indexes. The impact of declining interest rates has been more significant than with our peer institutions as a result of the absence of interest rate floors on many of our loans. At December 31, 2007, $1.35 billion of our loans, or 54.8% of our total loans, did not have interest rate floors. This combination of circumstances led to a substantial decline in our net interest income, which declined from $90.0 million for the year ended December 31, 2007 to $75.9 million for 2008 and to $31.5 million for 2009.

As a result of the deterioration in our asset quality, operating performance and capital adequacy, on May 8, 2009, we entered into an agreement with HomeStreet Bank’s primary banking regulators, the Federal Deposit Insurance Corporation, or FDIC, and the Washington State Department of Financial Institutions, or DFI, pursuant to which we consented to the entry of an Order to Cease & Desist from certain allegedly unsafe and unsound banking practices. On May 18, 2009, we entered into a similar agreement with HomeStreet, Inc.’s primary regulator, the Office of Thrift Supervision, or OTS. Among other things, the Orders directed us to increase our capital to certain specified levels, improve management, reduce classified assets and improve earnings. The Orders are described in more detail under “Regulation and Supervision — Cease and Desist Orders.”

Pursuant to the Company Order, the Company has agreed, among other things, to refrain from engaging in all unsafe and unsound practices that have resulted in the Company’s low earnings and inadequate capital. The Company Order does not contain specific minimum capital ratios or asset quality measures.

Pursuant to the Bank Order, the Bank was directed, among other things, to have and maintain a Tier 1 capital ratio that equals or exceeds 10% and a total risk-based capital ratio that equals or exceeds 12% by October 5, 2009, as well as to develop and adopt a plan to reduce the Bank’s exposure to adversely classified assets.

The Bank has not yet satisfied the capital ratios mandated by the Bank Order. This offering is intended to help us satisfy these requirements. As of March 31, 2011, the minimum amount of additional capital necessary to satisfy the capital ratio requirements of the Bank Order was $132.2 million.

While we have formulated a plan for the Bank to reduce loans classified as “substandard” or “doubtful” as of December 31, 2008, to which the FDIC and DFI issued a letter of nonobjection, the Bank did not achieve the target reduction of classified assets to 40.0% of Tier 1 capital plus allowance for loan losses by February 28, 2010, primarily due to lower than projected capital. As of February 28, 2010 that ratio was 91.6%. As of March 31, 2011, our ratio of remaining substandard and doubtful assets was 45.1% of Tier 1 capital plus allowance for loan losses.

The Bank has taken several other actions to comply with the requirements of the Bank Order including:

•

retained a new Chief Executive Officer and other senior management who possess the qualifications, experience and proven ability to manage a bank of comparable size and experience in upgrading a low quality loan portfolio, raising capital and improving earnings;

•	enhanced the infrastructure for the Bank’s credit administration functions; and

•	implemented revised lending, loan concentration and collection policies and procedures.

Similarly, HomeStreet, Inc., is not in compliance with the Company Order’s requirement to increase capital. But for the exceptions noted above, we believe that we are in compliance in all material respects with the Orders.

We have reviewed with our regulators the parameters of this offering and the proposed accelerated asset resolution plan, or “AARP,” discussed under “— Turnaround Plan” below) including pro forma capital ratios and asset quality measures. Based on those discussions, we believe the actions taken to date, together with the successful completion of this offering and the subsequent contribution of $150.0 million of the proceeds to the Bank, followed by the implementation of the AARP, will satisfy the requirements of the Orders. We expect to continue to incur operating losses in the near term, but if we incur higher than anticipated operating losses or experience further deterioration in asset quality, the proceeds of the offering and the results of the AARP may not be sufficient to satisfy the capital ratio and asset quality requirements of the Orders. There can be no assurance that our turnaround plan will be successful.

The Orders and material actions taken to date are described in more detail under “Regulation and Supervision — Cease and Desist Orders.”

Management Changes

In light of the then-prevailing economic conditions confronting our organization and to acquire bank turnaround and capital raising experience, the boards of directors of the Company and the Bank recruited and retained a management team that has proven expertise in raising capital and in turning around troubled financial institutions. Beginning in late 2009, additional executives were added: Mark Mason, our Chief Executive Officer, David Hooston, our Chief Financial Officer, Jay Iseman, our Chief Credit Officer and Godfrey Evans, our General Counsel and Chief Administrative Officer. These executives immediately began to implement a plan to reduce our credit risk and associated loan loss provisions, increase loan yields, maintain liquidity, restructure our high-cost deposit and funding structure, reduce operating costs, raise capital, and maintain our relationships with our federal and state banking regulators. See “Management — Executive Officers.”

Turnaround Plan

Under the leadership of our new management team, we have implemented a plan to stabilize and turn around the institution. The principal elements of this plan are to improve asset quality and upgrade our credit culture, restructure the balance sheet and improve core earnings, control non-interest expense, maintain satisfactory regulatory relations and recapitalize the Company.

Improve Asset Quality and Upgrade Credit Culture

We have addressed the risks that contributed to the deterioration in our asset quality and earnings, including reducing and limiting loan concentrations in higher risk loan types and market segments where we have continuing concerns about deterioration in collateral values. Since 2007, we have dramatically curtailed most types of lending in response to deteriorating economic conditions and to preserve our regulatory capital ratios. We have also implemented or are implementing a number of additional measures aimed at improving our asset quality, including:

•

Aggressively managing troubled loans. Where appropriate, we have restructured loans to improve our position, including negotiating principal reductions and additional collateral; aggressively collected on loans and guaranties; and obtained and enforced writs of attachment on bank accounts and personal property when necessary. Where restructuring has proven impossible or impracticable, we have negotiated deeds in lieu of foreclosure or have foreclosed on real property.

•

Actively marketing and selling other real estate owned (“OREO”). We have actively marketed and sold OREO to end users, such as developers and investors, who make direct and immediate use of such properties. We have generally avoided selling to financial buyers or other intermediaries who typically hold properties for a limited period of time and who do not generally improve or add value to the properties.

•

Restructured our credit administration and approval infrastructure. We restructured our credit administration infrastructure to create more oversight at the board level and to better manage our loan approval process and credit exposure. We hired a Chief Credit Officer and centralized all credit approval, administration and portfolio monitoring functions under his authority. We also established a special assets department of our credit administration group to manage troubled loans and OREO. In addition, we hired an internal loan review officer who reports to the Bank board’s credit committee.

•

Upgraded our underwriting policies and procedures. We revised our lending policies and procedures to reflect more conservative underwriting standards, such as lower loan-to-value ratios, increased cash equity requirements and debt service coverage, lower maximum loan sizes, more restrictive financial covenants, including total debt, leverage and minimum cash flow, minimum net worth, liquidity and experience requirements, lower loan-to-one borrower limits, global financial reviews of borrowers and their credit histories and use of inter-creditor agreements when appropriate.

Balance Sheet Restructuring and Core Earnings Improvement

Our net interest margin had been negatively affected by variable rate loans originated without interest rate floors. To improve our net interest margin, management has instituted interest rate floors upon the renewal, restructuring or origination of loans. Between September 30, 2009, and March 31, 2011, loans without interest rate floors have decreased by $789.0 million, or 78.2%.

Historically, we had funded a portion of our asset growth by using FHLB borrowing facilities. To address potential liquidity risks related to the economic crisis, we had increased our reliance on FHLB borrowings and also used brokered deposits starting in late 2007 through 2009 to boost liquidity and provide coverage for potential deposit withdrawals. This increased liquidity was invested in short-term, highly liquid investment securities or carried as cash and cash equivalents, preparing us to react quickly to potential changes in the risk environment. While this strategy provided funding to address the liquidity concerns of regulators and depositors, it also had an adverse impact on our net interest income and net interest margin.

As the banking system began to stabilize in early 2010, we began moving to a more normalized liquidity management and investment strategy, reducing non-core deposits and wholesale funding while retaining and increasing core deposit balances and customers. In the second quarter of 2010 we sold $406.0 million of investment securities (predominately U.S. Treasury securities and Ginnie Mae backed collateralized mortgage obligations), resulting in a $5.7 million gain. We used the proceeds from this transaction to pay down $390.7 million of FHLB borrowings, resulting in prepayment penalties of $5.5 million. We replaced an additional $121.3 million of FHLB borrowings that matured during 2010 with retail deposits. Management moderately lengthened the duration of the remaining investment securities portfolio such that current liquidity investments produce a positive net interest margin. Between September 30, 2009, and March 31, 2011, FHLB advances and brokered deposits have decreased from $1.01 billion to $124.5 million. This noncore funding has been generally replaced with retail deposits or retired with proceeds from the sales of investment securities.

The composition of our deposit portfolio continues to improve. We have changed our certificate of deposit interest rate strategy to position ourselves as neither the highest nor the lowest rate in our markets and to also provide our bank branch managers with the ability to negotiate limited rate exceptions on new certificates of deposit to reward those customers who currently have or bring their primary checking account to the Bank. Additionally, we have initiated a marketing strategy to attract new consumer checking account relationships through cash payments available to new customers for the use of certain services such as direct deposit. Through this strategy we are attracting and retaining relationship-based customers and eliminating rate-sensitive time deposit customers, which has the dual effect of creating a more stable funding base that is representative of a relationship-based institution and returning us to a more normalized liquidity profile. Our ability to reduce excess liquidity has been dependent on our ability to reduce deposits. The results of our strategy to increase core deposit relationships while encouraging the outflow of non-core deposit relationships through lower interest rates on certificates of deposit has been effective. Between September 30, 2009 and March 31, 2011, core deposits (checking, savings and certificates of deposits with balances less than $250,000) have increased from 72.0% of total deposits to 83.8% of total deposits.

As a result of the actions we have taken, our net interest margin has increased from 0.85% for the quarter ended September 30, 2009 to 2.17% for the quarter ended March 31, 2011.

Control Noninterest Expense

We have experienced, and we expect in the near term to continue to experience, higher than normal noninterest expense associated with loan resolution activities, dispositions of OREO, increased deposit insurance costs and costs associated with compliance with the Orders. However, during this time we have reduced other core banking compensation and general and administrative expenses by streamlining operations and reducing unnecessary staff, freezing salaries, suspending our 401(k) plan employer match from July 2009 to July 2010 and reducing travel and entertainment budgets. Going forward, we plan to manage future changes in all noninterest expense categories based on changes in revenue growth, reductions in problem assets and removal of the Orders. Upon satisfaction and removal of the Orders, we anticipate lower regulatory-related expenses, deposit insurance assessments, professional fees, and time devoted by management and staff to compliance with the Orders.

Maintain Satisfactory Regulatory Relations

Maintaining the confidence of our regulators is an integral part of our turnaround plan. Beginning in the fourth quarter of 2009, management initiated monthly conference calls with our regulators to present and discuss progress on management changes, problem asset reduction, capital adequacy, interest rate risk, liquidity maintenance, funding restructuring and earnings. These meetings have produced transparency in our relationship with our regulators and have facilitated current reporting of the status of management’s turnaround plan.

In order to maintain satisfactory regulatory capital ratios, we have to the extent practicable, reduced total assets. Our Tier 1 leverage capital and Tier 1 risk-based capital ratios stood at 4.5% and 8.3%, respectively, at March 31, 2011, as compared to 4.5% and 8.2% at December 31, 2010, 4.5% and 8.5% at December 31, 2009, and 8.7% and 11.8% at December 31, 2008. This offering reflects one of management’s primary initiatives to strengthen our regulatory capital. We expect to be able to satisfy the requirements of the Orders if this offering and our continuing efforts to reduce our problem assets are successful. We have reviewed with our regulators the parameters of this offering, including the pro forma capital ratios and asset quality measures. Based on those discussions, absent material deterioration in other parts of our business, we believe the completion of this offering will qualify us for termination of the Orders.

Recapitalize the Company

Capital

Upon the successful completion of this offering and after contributing $150.0 million of the net proceeds to the Bank, we expect to have the capital necessary to meet the requirements of the Orders, address our remaining asset quality issues, and be positioned to take advantage of what we believe are substantial business opportunities in our target markets. The Bank is required by the Bank Order to maintain a Tier 1 Capital ratio of at least 10% and a risk-based capital ratio of at least 12%. Our pro forma capital ratios will be in excess of the minimum levels to be considered “well capitalized” by our regulators. The table below presents the Bank’s Tier 1 leverage and total risk-based capital ratios, as of March 31, 2011, both actual and on a pro forma basis giving effect to the anticipated contribution in the Bank of $150.0 million from the proceeds of this offering, as well as the Company’s consolidated pro forma capital ratios reflecting the condition of both the Bank and the Company after giving effect to such events, but without giving effect to the accelerated asset reduction plan described below. It also compares our ratios to the median ratios of peer banks in the Pacific Northwest with assets greater than or equal to $1.0 billion.

	Bank Actual	Pro Forma Bank(1)	Peer Median	Well Capitalized
Tier 1 Leverage Capital Ratio	4.5%	10.7%	11.0%	5.0%
Total Risk-Based Capital Ratio	8.3%	19.5%	18.3%	10.0%

(1)	Reflects an anticipated contribution to the Bank of $150.0 million from the proceeds of this offering. Actual contribution will be based upon management’s assessment of the amounts needed to comply with the capital adequacy provisions of the Bank Order.

Third Party Loan Review

In preparation for this offering and to provide an independent assessment of the adequacy of our allowance for loan losses, confirm the accuracy and timeliness of our asset classifications, and assess the accuracy of management’s carrying values of our loan portfolio and OREO, we retained Unicon Financial Services, Inc., an independent third party loan review consultant. Based upon its review, the scope of which is described below, Unicon reported that management’s allowance for loan losses as of March 31, 2011, and without giving effect to subsequent events, was adequate; that our current risk rating system was reasonable and accurately reflected the significant risks associated with individual credits; and the carrying values of our loans and OREO were materially correct.

Commercial Loan and Commercial Real Estate Loan Portfolios. Unicon conducted detailed reviews of selected commercial and commercial real estate loans and of all OREO, as well as a macroanalysis of the two homogenous portfolios (single family residential loans and home equity lines of credit). In the commercial and commercial real estate “pass” loan portfolio, Unicon sampled 100% of the loans with funded amounts and unfunded loan commitments greater than $2.5 million; 40% of loans of $1.0 million to $2.5 million, 15% of loans of $0.5 million to $1.0 million, and a sample of loans with balances of less than $0.5 million. Of the loans internally graded special mention, substandard or doubtful, Unicon sampled all loans with funded amounts and unfunded loan commitments greater than $1.0 million; 50% of the loans of $0.5 million to $1.0 million, and a sample of loans less than $0.5 million. Unicon also sampled loans with balances greater than $250,000 that were past due or on nonaccrual status. Unicon also sampled the remainder of the portfolio including new and renewed loans originated in the last 12 months, restructured loans, loans with approved loan policy exceptions, construction loans, asset based lending facilities and other loans whose terms may give rise to elevated risk. Overall, Unicon reviewed 372 commercial and commercial real estate loans totaling $905 million in loan commitments (funded amounts are from funded loan amounts) which represents approximately 80.0% of the total loans in the commercial and commercial real estate loan portfolio as of March 31, 2011.

Single Family Residential Loans and Home Equity Lines of Credit. Unicon conducted a macroanalysis of the entire single family residential loan and home equity line of credit portfolios. The total loan commitments for these two portfolios (funded amounts are from funded loan amounts) were $729 million. Unicon reviewed the Bank’s statistical analysis and the raw data to develop their view of these loans.

OREO. Unicon conducted a detailed review of the Bank’s carrying value of the OREO portfolio. Unicon’s sample included 100% of the OREO with a book balance of $300,000 or more. In total, Unicon reviewed 62 OREO properties with a total book balance of $92 million, which represented 86% of the Bank’s total OREO portfolio at March 31, 2011. Unicon reviewed each OREO property to determine if the Bank’s carrying value was accurate and complied with regulatory guidelines.

With respect to the allowance for loan losses, Unicon concluded that the allowance for loan losses was adequate as of March 31, 2011. Unicon found that the amount of allowance for loan losses was adequate to absorb losses inherent in our portfolio of loans held for investment based on the information currently available to Bank management. In reaching its conclusions, Unicon considered the results of its risk rating review and the bank regulatory agencies’ policy statements on factors to be used to determine the appropriate level for the allowance for loan losses.

Unicon reviewed the adequacy of management’s forward-looking assessment of the Bank’s loan portfolio over the next 12 months. In reviewing that assessment, Unicon reported that management’s evaluation was reasonable. In the course of their review Unicon applied assumptions over a range of scenarios that could have potential adverse effects on the loan portfolio including assumptions about borrowers’ ability to repay, potential liquidation values that could be achieved and the economy. This forward-looking assessment, according to Unicon, took a more aggressive approach than required by applicable regulatory guidance or the Bank’s policy for establishing the amount of the allowance for loan losses.

Unicon assessed the accuracy of the management’s risk rating system for the Bank’s loans. Unicon determined that management’s current risk rating system was reasonable and accurately reflected the significant risks associated with individual credits. Unicon agreed with management’s ratings for individual loans and any grading differences noted during their review were insignificant and were not considered material. In the course of assessing credit quality, Unicon considered the underwriting of each commercial and commercial real estate credit, as well as the borrower’s financial capacity based on the available financial information, payment performance and estimated collateral values.

Unicon found that collateral values used in establishing the Bank’s reserves for impaired, collateral dependent real estate loans were materially correct. In reaching this conclusion, Unicon considered the likelihood that the borrowers would be able to meet their contractual obligations and repay both the principal and interest. In addition, Unicon’s review of the carrying values of the Bank’s OREO revealed no material discrepancies.

Unicon reviewed the reasonableness of management’s assessment of the recoverability of its loans. Unicon found that on an overall basis, management’s assessments regarding the potential recovery of the loans to be reasonable and supported by sufficient documented analysis. Unicon’s conclusions were based on various documents in the Bank’s files including problem loan reports as well as interviews with management regarding the assessment of troubled loans along with their collection strategies.

Unicon was not engaged to verify borrower information provided and was not in position to assess the Bank’s loan files and loan portfolios for bank fraud. Unicon’s findings and views are based on review of the Bank’s records and discussions with management, which Unicon assumed to be accurate and reliable. Unicon’s findings are subject to changes in the condition and operations of the Bank, and as such, future changes may affect Unicon’s conclusions. Factors that could alter Unicon’s conclusions include: changes in management, changes in management’s collection strategies, changes in the allowance methodology, changes in the economy, new regulatory requirements and/or potential actions or inactions. Unicon stated that reliance on their report should diminish with the passage of time.

Accelerated Asset Resolution Plan

An important component of our turnaround plan is to accelerate the reduction of credit and market risk in our loan and OREO portfolios. By accelerating the resolution of problem assets, we believe that we can more quickly return to normalized profitability and provide greater certainty as to the cost and timing of resolving problem assets. Additionally, the accelerated asset resolution plan, which we refer to as the AARP, is intended to reduce management resources devoted to problem asset resolution, allow management to focus on executing our business plan, and accelerate reductions of direct and indirect costs of credit administration, problem asset management and regulatory compliance. These objectives are consistent with the requirements contained in the Orders, which require that the Bank reduce its risk exposure in adversely classified assets.

Contingent upon the successful completion of this offering, we expect to implement the AARP to divest a pool of problem assets valued at $                 million as of March 31, 2011. This pool of assets, which we refer to as the AARP Pool, consists of selected classified loans, as well as all of our OREO except for properties already subject to sale agreements that we believe will close at agreed-upon prices, and except for foreclosed single-family homes, which we excluded because we have historically sold those OREO properties at fair value in a relatively short period of time after foreclosure and control of the properties. We would dispose of these assets by employing a variety of alternative methods and strategies for collection, default management, and loan and asset disposition. The AARP contemplates an acceleration in estimated timing of resolution of the AARP Pool assets that we expect would result from a change in recovery methods from those which we use in the ordinary course of business. The accelerated resolution methods and strategies may include:

•

Restructuring loans to include partial forgiveness of principal and/or interest, adjustment of interest rates (which may be adjusted to below market rates) or lengthening of loan terms. Most, if not all, of these loan restructurings will result in such loans being designated and accounted for as troubled debt restructurings.

•	Sales of individual loans or pools of loans to unrelated third parties.

•

Accelerated collection activities including short sales, short payoffs, deeds in lieu of foreclosure and guarantor settlements resulting in losses which are anticipated to be higher than losses based on collection in the normal course of business.

•	Sales of OREO properties at discounts to appraised fair values designed to accelerate the timing of sales.

These methods and strategies are outside of our normal collection, default management and asset resolution process and by their nature will expedite the resolution of the AARP Pool of assets, but we also expect to incur increased losses by causing us to recognize more substantial valuation allowances than we might take in the ordinary course of business. The AARP calls for us to resolve all AARP assets in a 90- to 180-day period following the completion of this offering.

AARP Pool Selection Process: To identify problem assets that might be included in the AARP Pool, we considered all classified assets as of March 31, 2011, and selected individual assets for possible inclusion in the AARP Pool based upon the following criteria: (i) impaired loans that we believe will not qualify for upgrading to an unimpaired, non-classified status in the near term; and (ii) all OREO except those properties subject to sales agreements that we believe will close at agreed upon prices and foreclosed single family homes. We excluded foreclosed single family homes from the AARP Pool as we have historically sold these OREO properties at fair value in a relatively short period of time after foreclosure and control of the properties. The AARP Pool as of March 31, 2011 and the pro forma impact on classified assets as of March 31, 2011, are as follows:

	March 31, 2011 Classified Assets	AARP Pool	Pro Forma Classified Assets Post Resolution of AARP Pool Assets
LOANS
Single family	$14,732	$	$
Commercial real estate	48,877
Multifamily residential	8,093
Construction/land development	116,144
Commercial business	8,930
Home equity	3,103

	$199,879	$	$

OREO
Single family	$14,897	$	$
Commercial real estate	8,045
Multifamily residential	—
Construction/land development	75,688
Commercial business	—
Home equity	233

	$98,863	$	$

Total	$298,742	$	$

AARP Valuation Charges: Contingent upon the successful completion of the offering, and as a consequence of adoption of the AARP, we estimate that loan and OREO portfolio valuation charges totaling $                 million would be recorded for the AARP Pool assets shown above, of which $                 million would be recorded as additional loan loss provisions and $                 million would be recorded as OREO valuation losses.

For the AARP Pool loans shown above, the AARP Pool valuation charges and existing asset-specific reserves would represent                  % of the net carrying value of those loans as of March 31, 2011. AARP Pool OREO charges represent                  % of the net carrying value of those properties as of that date. These valuation charges are intended to represent our estimated additional losses that we would expect to recognize as a consequence of adopting and executing the AARP, and reflect amounts that we believe would be realized by us in selling or otherwise resolving these loans as of March 31, 2011. Our estimates of losses under the AARP do not impact our current carrying values because the AARP loss estimates are based on valuation methodologies that assume significant concessions which would not be granted unless and until the AARP is adopted. The actual AARP Pool, and losses to be recognized to resolve these assets, will differ from our estimates, which were calculated utilizing the methodologies described below. The final pool of assets and the actual charges recognized will depend on many factors including the final size of the AARP pool at the date of adoption of the AARP. Assets identified for inclusion in the AARP Pool may change prior to execution of the AARP, as we will continue to manage these assets in the ordinary course of business, and some AARP Pool assets will be resolved in the normal course prior to adoption of the AARP. Additionally, in the ordinary course of resolving problem assets, we may incur some of the losses that we expect to recognize upon adoption of the AARP. However, we cannot provide assurances that the additional valuation adjustments recorded upon adoption of the AARP will be sufficient to absorb all losses that be inherent in the AARP assets, or that additional valuation adjustments will not be necessary during the implementation of the AARP.

AARP Pool Asset Recovery Valuation: To estimate the potential resolution values of AARP Pool assets we used one or more of the following valuation methodologies:

•	offers received to purchase certain AARP Pool assets at less than appraised market value;

•	higher capitalization rates for income property consistent with comparable distressed property sales and investor survey parameters reflecting longer holding periods;

•	higher cash flow discount rate assumptions consistent with comparable sales of distressed projects and investor survey parameters reflecting longer holding periods;

•	comparable sales values of distressed assets;

•	borrower or guarantor settlement offers received on individual loans; and

•	estimated additional loss on contracted sales subject to closing contingencies.

All of the above valuation approaches and methodologies reflect the application of higher return requirements for investors in liquidation or distressed real estate sales. Such return requirements are necessarily higher than those of end users for transactions in the normal course due to the higher risks associated with limited due diligence, distressed nature of properties or markets and longer holding periods.

In estimating the recovery values of AARP Pool loans, we excluded any potential recoveries or contributions from loan guarantors. As such, the resulting valuations are estimates of the real estate collateral only. We also did not include the tax benefit we believe will result from the implementation of the AARP. We currently estimate that the operating losses that will be triggered by implementing the AARP will generate tax benefits amounting to approximately $                 million, the ultimate value of which will depend, among other things, on our ability to generate future taxable income against which such accumulated losses may be offset.

Asset Quality Measures

The pro forma impacts of the AARP on certain HomeStreet Bank financial metrics are reflected in the table below, including actual results as of March 31, 2011, and on a pro forma basis giving effect to the completion of this offering and the adoption of the AARP, and on a pro forma basis giving effect to the completion of this offering and the completion of the AARP, in each case assuming the completion of such events as of March 31, 2011:

	HomeStreet Bank March 31, 2011	Pro forma upon Completion of the Offering and Adoption of AARP		Pro forma Post Closing of the Offering and Completion of AARP
Classified Assets/Total Assets	12.8%		%		%
Classified Assets/Tier 1 Capital Plus Allowance for Loan Losses	175.9%		%		%
Nonperforming Assets/Total Assets	9.6%		%		%
Nonperforming Assets/Tier 1 Capital Plus Allowance for Loan Losses	131.3%		%		%
Allowance for Loan Losses/Nonperforming Loans	50.1%		%		%

Classified Assets	$298,741	$		$
Nonperforming Assets	222,981
Total Assets	2,324,831
Tier 1 Capital	107,664
Allowance for Loan Losses	$62,156	$		$

The AARP does not represent a change in our view of our overall credit risk profile or the specific credit risk inherent in AARP Pool loans. The AARP will be adopted only upon the successful closing of the offering. Absent a successful closing of the offering, we will continue to resolve problem loans and sell OREO using the methods and strategies in the normal course as we have historically done. The estimated recovery values of the AARP Pool assets which were used to estimate the AARP valuation charges are not market value appraisals of individual loan collateral or OREO properties. While we believe the assumptions used to estimate the recovery values of the AARP Pool assets to be reasonable, such assumptions are inherently judgmental and our estimates are subject to greater variability than in the normal course. Had we used different assumptions, materially different valuation estimates may have resulted. Additionally, if we used different methods and strategies for resolution of AARP Pool assets, materially different recovery values may have been estimated. There can be no assurance that the AARP valuation charges will be sufficient to provide for the additional resolution losses actually realized as a consequence of executing the AARP or that additional loan or OREO loss provisions will not be required in the future.

As illustrated below, we believe our turnaround plan is dramatically reducing our credit risk and improving our financial condition and results of operations.

	Quarter Ended
	$ Thousands
	31-Mar-11	31-Dec-10	30-Sep-09
Total Construction Loans	$271,676	$285,131	$733,394
Provision for Loan Losses	—	8,200	35,555
Classified Assets	298,741	363,947	737,925
Nonperforming Loans	124,118	113,210	388,663
OREO	98,863	170,455	63,321
Nonperforming Assets	222,981	283,665	451,984
Total Delinquencies and Nonaccruing Loans	188,013	178,286	495,168
Total Assets	2,342,639	2,485,697	3,224,464

Net Interest Margin	2.17%	2.34%	0.85%
Nonperforming Assets/Total Assets	9.5%	11.4%	14.0%
Nonperforming Loans/Loans	7.94%	7.06%	17.7%
Total Delinquencies and Nonaccruing Loans /Loans	12.0%	11.1%	22.6%

Our Growth Strategy

Integrated Consumer and Business Financial Services Delivery Strategy

Our Community Banking strategy involves the development of an integrated consumer and business financial services delivery platform. We seek to meet the financial services needs of our consumer and business customers by providing targeted banking products, investment advice and products, and insurance products through our bank branches and through dedicated investment advisors, insurance agents and business banking officers. We have historically offered a limited line of investment, cash management and insurance products. We are currently in the process of significantly enhancing and expanding our products and services by:

•

expanding our investment product offerings through a third-party broker dealer, building a staff of dedicated investment advisors and sales representatives and licensing additional qualified branch personnel for annuity sales;

•	providing a comprehensive investment product offering that includes mutual funds, annuities and individual securities;

•	providing comprehensive succession planning, estate planning and financial planning to individuals and business owners using a third-party financial services company;

•	enhancing our business cash management service offerings and building a team of business cash management sales and support personnel; and

•	expanding our insurance product offerings and integrating sales of these products into our consumer and business financial advisory activities.

Expand Core Deposit Base

We plan to grow our bank branch core deposit base through limited media advertising, effective deposit product design, consumer account cash incentives, cash referral bonuses and relationship incentives. For example, we promote special usage-based offers to reward consumers for opening their primary checking account at HomeStreet Bank. We also have enhanced our deposit interest rate strategy so that our rates are neither the highest nor the lowest in the market, and we promote rate incentives for customers who have more than just certificates of deposit with us. We expect this strategy to help us attract and retain customers who are less rate-sensitive and more relationship-oriented.

Our growth strategy will be limited by our regulatory status, which generally would preclude consent from the FDIC and the DFI in order to open new bank deposit branches. However, once the Orders are lifted we intend to expand our bank branch network to support core deposit growth and expand our consumer and business financial services customer base as well as to increase access to our services and products for our current customers. In the near term, we will concentrate this growth in the Puget Sound area to create greater branch density. Longer term, we intend to increase our bank branch density in all of our current markets. We may also open additional stand-alone loan production offices to support our mortgage and business banking activities.

We also intend to grow our core deposits by increasing business deposits from local businesses near our branches and from our existing business banking clients. To attract new business customers, we offer money market and business savings accounts as well as a competitive array of cash management products including business online banking, automated clearing house, wire transfer, remote deposit capture and courier and merchant card services.

Business Banking Growth

During our turnaround, we have focused on retaining our existing customers and developing new deposit-oriented customer relationships. As the economy improves, we believe we will be well positioned to attract new middle market business customers requiring commercial business and owner-occupied real estate loans. The number of competitors for middle-market business customers has decreased in recent years due to bank failures and consolidations. In recent years national banks have focused on larger customers in order to achieve economies of scale in lending and depository relationships and have also consolidated business banking operations and support, and reduced service levels in the Pacific Northwest. Additionally, high levels of problem loans at many local banks combined with low levels of capital have significantly impaired reduced competitors’ capacity to make new loans.

New loan demand is generally weak because of the economic downturn, resulting in increased competition for good customers in spite of industry consolidation. However, as the economy improves and new loan demand increases we believe our community banking focus will distinguish us from our competitors, because we are able to offer quicker, local decision making and provide customers with direct access to our senior managers. At the same time, our larger capital base and broader offering of products and services enables us to compete effectively against smaller banks. As a result, we believe we have a substantial opportunity to attract additional borrowers and depositors and expand our presence and market share, especially in the high-growth Puget Sound area.

Single Family Mortgage Origination and Servicing Portfolio Growth

During the real estate boom of 2004 to 2007 we maintained our historical focus on originating conforming conventional and FHA and VA loans for sale in the secondary market while supplementing those products with some portfolio lending. Our adherence to traditional credit standards limited our loan originations during the peak of the expansion of the subprime and option adjustable rate mortgage lending boom, and we lost market share to competitors during this time. However, our conventional mortgage banking expertise positioned us to expand our originations when market conditions changed as a result of the tightening in lending standards and the market’s reliance on government sponsored entities and agencies for secondary market liquidity, and we believe that our high quality standards for lending documentation has limited our exposure to some of the difficulties in enforcing foreclosures that have faced other mortgage lenders. As a result, we have grown our single family origination and servicing business substantially since 2007. We originated $1.43 billion, $1.53 billion, $1.45 billion and $1.57 billion in home loans in 2004, 2005, 2006 and 2007, respectively, followed by $1.74 billion, $2.73 billion, and $2.07 billion in 2008, 2009, and 2010, respectively. For the three months ended March 31, 2011, we originated $276.9 million. At December 31, 2008, 2009 and 2010 our portfolio of single family residential loans serviced for others stood at $4.70 billion, $5.82 billion, and $6.34 billion, respectively, and was $6.52 billion at March 31, 2011.

The Obama Administration and Congress have offered several proposals for reducing the role of the federal government in housing finance, including the eventual unwinding of Fannie Mae and Freddie Mac. These proposals are intended to protect taxpayers from risk and to attract private capital to home financing. We are following these proposals very closely, and we plan to adapt to the changes and seize opportunities to lend and sell into the secondary market as it evolves beyond its over-reliance on government guaranteed lending.

The loan quality of our single family mortgage originations has historically been better than the averages for government sponsored entity investors to whom we sell loans and who insure our loans. Our two largest relationships are with Fannie Mae and with HUD/FHA. As of January 2011, our Fannie Mae single family serious delinquency rate (loans over 90 days delinquent) was 1.0%, compared with Fannie Mae’s serious delinquency rate of 3.4% on their book of non-credit enhanced loans. Our FHA Compare Ratio as of December 2010 was 60.0%, which means our serious delinquency plus claims rate was 60.0% of FHA’s average.

We have taken advantage of market dislocations since mid-2007 to add many new loan originators, and we plan to continue to grow our single family mortgage banking business in the near term by adding experienced loan originators and managers and opening additional branch offices in our current markets. We also continue to add offices and loan originators to WMS. We have been able to leverage these additional originators, along with our reputation for high quality service and reliable loan closing, to increase our market share significantly over the last three years. In that regard, we have added underwriting, processing and funding capacity to support this growth in loan volume.

We intend to continue focusing on conventional conforming single family mortgage banking and use portfolio lending to complement, but not replace, secondary market lending, particularly for well qualified borrowers with loan sizes greater than the conventional conforming limits. In addition, we plan to open a correspondent lending channel to purchase loans originated by credit unions and small community banks, and we are exploring strategies to increase our Internet lending.

Multifamily Mortgage Banking Growth

We plan to grow our multifamily mortgage banking business, particularly through our Fannie Mae DUS origination and servicing relationships. We plan to expand beyond our current markets by forming strategic alliances with producers and underwriters in the Western Region of the United States.

We intend to expand our multifamily residential mortgage lending business by targeting strong apartment markets and experienced borrowers with whom we have had prior working relationships. We expect to continue to benefit from being one of only approximately 25 companies nationally that has Fannie Mae DUS selling and servicing approval. The Fannie Mae DUS program has become a key multifamily funding source nationally, due to the turmoil in the financial services industry and the resulting loss of other financing sources. We have historically supported our DUS program by providing short-term bridge loans to experienced borrowers who purchase apartment buildings for renovation, which we then seek to replace with permanent takeout financing through the Fannie Mae DUS program upon completion of the renovations. As market conditions warrant, we also may originate permanent loans and construction loans. Historically, our Fannie Mae multifamily DUS loan portfolio has had strong credit quality. Since we began originating Fannie Mae DUS loans in 1988 we have never experienced a material delinquency or credit loss, nor have we been required to buy back any loans.

Strategic Acquisitions

The economic downturn and related banking crisis have led to increased regulatory and compliance burdens, management fatigue and limited access to capital. As a result, we anticipate there will be opportunities to acquire small institutions in the Pacific Northwest that would enhance our franchise and complement our branch network. Following this recapitalization we may consider such strategic opportunities to acquire other institutions or branches. We may need to raise more equity or additional capital to implement this strategy.

Competitive Strengths

The Bank has a number of competitive strengths and advantages that position the institution for continued growth.

Established and Well-Respected Seattle-based Franchise

Through our 90-year history, we have developed a highly skilled, dedicated workforce who understand our business and have long-standing relationships with our customers. Furthermore, we have a strong tradition of involvement in our communities, and promote management participation in charitable, civic and social organizations that we believe enhance the visibility of the HomeStreet brand in each of our communities. We have developed a footprint in the Pacific Northwest, that includes the highly attractive Puget Sound region in Washington and the greater Portland region in Oregon, as well as selected markets in Hawaii. We are a leading mortgage originator in the markets we serve. For example, according to MortgageDataWeb, www.mortgagedataweb.com, in the Seattle area we had a conventional and government market share ranking of #8 and #6, respectively, in 2010.

Experienced and Talented Management Team

We have assembled an executive management team that possesses significant depth of knowledge and expertise in bank turnaround situations and in operating and growing community banks. Additionally, the Bank has significant depth and experience in its senior management ranks. The five senior managers in our lending units average 33 years of industry experience and average 25 years with the Bank. In our mortgage banking units, each of the managers has built strong working relationships with our investor partners, particularly Fannie Mae. Three managers currently serve on four of Fannie Mae’s primary advisory boards/councils. Our Retail Banking Director has 32 years of industry experience, including 26 years with the Bank. Our Chief Credit Officer, Risk & Regulatory Oversight Director, and Treasurer have an average of 24 years of industry experience and 11 years on average with the Bank.

Disciplined Underwriting and Credit Culture

Since 2008, we have made significant modifications to our credit policies and procedures designed to foster disciplined underwriting practices and create a strong credit culture. Our Chief Executive Officer has significant credit management experience, and we bolstered our added credit and underwriting expertise at the board and management levels. We have restructured our credit administration infrastructure to create more oversight at the board level and to better manage our loan approval process and credit exposure and centralized all credit approval, administration and portfolio monitoring functions under the authority of our Chief Credit Officer. We also revised our lending policies and procedures to reflect more conservative underwriting standards, such as lower loan-to-value ratios, and increased cash equity and debt service coverage requirements.

Significant Sources of Noninterest Income

Our noninterest income is substantially higher than traditional banks.

•

Highly Profitable Single Family Mortgage Origination and Servicing Business.    Throughout the economic downturn, our mortgage origination and servicing business has provided us with a continuing source of profitability and internal capital generation. In 2009, we generated higher relative retail origination revenue per loan (338 basis points) compared to a peer group of regional banks and exceeded the average for independent and large lenders participating in a study conducted by MBA/STRATMOR. Additionally, the study also shows our retail net origination income per loan (161 basis points) was the highest among our peer group and significantly exceeded the average for all independent and large lenders. Our mortgage banking expertise has positioned us well to take advantage of current market conditions. HomeStreet has been primarily a conventional conforming loan originator, making mortgage loans conforming to Fannie Mae, Freddie Mac, and FHA and VA guidelines, supplemented by a small menu of portfolio products. As noted earlier, the Bank has the oldest continuous relationship of all Fannie Mae seller-servicers in the nation. We have been an FHA-approved lender continuously since 1937 and a VA approved lender continuously since its founding in 1944. We possess the product expertise and servicing infrastructure to originate and service government guaranteed loans and specialized products such as 203(k) rehabilitation loans and Department of Hawaiian Home Lands (“DHHL”) loans that require specific product knowledge and servicing expertise. The Bank derives significant competitive benefits from the scale and longevity of WMS, its joint venture, with Windermere Real Estate Services Company, the largest real estate brokerage company in the Pacific Northwest by sales volume. A primary benefit is the diversification of loan origination capabilities through mortgage consultants located in Windermere Real Estate offices, who can reach potential purchase customers and referral sources early in the home-buying process. We also benefit from increased loan production, which improves the efficiency and profitability of our mortgage origination infrastructure and helps us achieve better pricing and terms with Fannie Mae, Freddie Mac and other correspondent lenders. Windermere’s focus on the purchase market adds significantly to volume, loan quality and profits during strong purchase markets.

•

Multifamily Mortgage Origination and Servicing Expertise.    The Company was one of the first lenders approved by Fannie Mae as a DUS lender and we remain one of only 25 DUS lenders nationally. We are the only organization headquartered in the Pacific Northwest with DUS approval.

•

Growth Opportunity in Fee-generating Banking Services.    We are currently expanding our cash management, investment and insurance product and service offerings. We believe our integrated approach to the delivery of these products and services will enhance customers’ sales experience and enable growth in our customer base and fee revenues.

Compliance Culture

Historically, we have emphasized compliance in all of our activities. In addition to the general banking regulations, our single family lending, loan servicing businesses and our investment advisory and product sales businesses are subject to complex regulations. In particular, our single family mortgage and multifamily origination and servicing businesses are highly dependent upon successful compliance with underwriting and servicing guidelines of Fannie Mae, Freddie Mac and Ginnie Mae as well as a myriad of federal and state consumer compliance regulations. Additionally, these activities, together with our significant volume of lending to low- and moderate-income areas and direct community investment, contribute to our uninterrupted record of “Outstanding” CRA ratings since the inception of the Bank in 1986. The financial services industry generally, and the single family mortgage banking industry in particular, is experiencing consolidation caused, in part, by the ever-increasing operational and cost burden of compliance. We believe our ability to maintain our historically strong regulatory compliance culture and our track record of compliance with regulations and guidelines are significant competitive advantages.

Moreover, a number of mortgage servicing enterprises and banks have experienced claims, defenses and counterclaims from consumers and borrowers relating to loan collection practices, particularly associated with mortgage collection and foreclosure activities. We have not received notice of any complaint, threat, or allegation relating to faulty affidavits or chain of title concerns relating to our mortgage servicing and residential mortgage foreclosure activities. Based on our current residential mortgage foreclosure practices and the applicable statutory and case law, we are aware of no material contingency, nor quantifiable estimated loss, relating to “robosigning” or chain-of-title concerns in our foreclosure activities.

Our Structure

HomeStreet, Inc. was established in 1921 as Continental Mortgage and Loan Company, initially offering financing for commercial real estate and home mortgages. Continental Savings Bank was established in 1986 and changed its name to HomeStreet Bank in 2000. Our activities are conducted through the following consolidated subsidiaries:

•

HomeStreet, Inc. operates a personal lines insurance agency offering home, auto, life, umbrella, boat, motorcycle, recreational vehicle, earthquake, difference in conditions and notary bond insurance products. It is licensed to do business in Washington and Oregon under the name “HomeStreet Insurance” and is licensed to do business in Hawaii for life insurance only.

•	HomeStreet Bank, a regional state-chartered savings bank headquartered in Seattle, Washington.

•

We hold common securities in four statutory business trusts, which have, in turn, issued trust preferred securities. We have previously commenced tender offers for all of the outstanding trust preferred securities issued by these trusts; however, we recently terminated those tender offers. See “Dividend Policy” above for a further description of the trust preferred securities.

•	HomeStreet Capital Corporation has been originating, selling and servicing multifamily residential loans made through the Fannie Mae DUS program since 2000.

•	Union Street Holdings LLC, a Washington limited liability company holds title to, markets and disposes of real estate acquired through foreclosure.

•

HomeStreet Reinsurance, Ltd. was established in 2000 as a limited-purpose reinsurance company. It is incorporated in the Turks and Caicos Islands and reinsures private mortgage insurance solely with respect to mortgage loans originated by the Bank. We discontinued all new reinsurance business at the end of 2008 and we are monitoring market conditions to determine if and when we will begin writing new reinsurance risk.

•

Continental Escrow Company provides reconveyance services solely for the Bank in connection with deeds of trust on one-to-four family residential loans, or single family residential loans, originated by the Bank.

•

HomeStreet/WMS, Inc. holds joint venture interest in Windermere Mortgage Services Series LLC, or WMS. The remaining equity interest in WMS is held by certain franchisees of Windermere Real Estate Services Company, one of the largest real estate brokerage companies in the Pacific Northwest by sales volume. Through WMS, we provide point-of-sale loan origination services in 44 Windermere Real Estate offices in Washington and Oregon.

Market Opportunities

Pacific Northwest Market

The Pacific Northwest has experienced dramatic dislocations in its banking and real estate markets that are similar in severity and duration to the national downturns in these markets. For example, according to the Case-Shiller Housing Prices Index, Seattle, our largest market, experienced a decline of approximately 27.9% from the market peak of late 2007 through December 2010, down 6% overall since December 2009 and down 2% since October 2010, reflecting average values last experienced in December 2004. Residential mortgage delinquencies remained elevated, with 5.28% of Washington State residential mortgages being delinquent during the fourth quarter of 2010 according to published reports.

Economic recovery has been hampered by a variety of factors in our markets, most prominently including continuing poor trends in employment statistics, with Washington State’s unemployment rate increasing from 9.8% in November 2010 as compared to 9.6% in November 2009, according to statistics published by the Federal Reserve Board. These declines had a significant adverse impact on our residential construction borrowers, which limited their ability to pay while at the same time reducing the value of our development and construction property collateral. Moreover, our markets continue to be affected adversely by increasing residential foreclosures, with the three-county Metropolitan Seattle area experiencing a 69.7% increase in foreclosures from February 2010 through February 2011, according to RealtyTrac.

While the path of the national economic recovery remains unclear, we believe our market areas have unique strengths that will support a faster recovery than the national economy.

•

The greater Seattle and the Portland metropolitan areas have higher median household incomes than both the national average and their respective state averages. The U.S. Bureau of Economic Analysis ranked the Seattle-Tacoma-Bellevue areas number 16 in the country for per capita personal income in 2009.

•	We expect population to grow in Seattle and Portland metropolitan areas through a combination of organic growth and net in-migration.

Moreover, we believe that job growth and recovery will outpace the national recovery in our Pacific Northwest markets, in part due to:

•	the Seattle area’s port, aircraft and high-tech industries, well-educated workforce, high incomes, and strong population trends;

•	the stabilizing presence of a large military base in the Tacoma area; and

•	a continued influx of young, educated workers in the Portland market and the presence there of high-tech industries, especially chip manufacturers.

Regional economic forecasts estimate that housing prices in our Pacific Northwest markets will rise approximately 32.5% through 2014 after declining in 2011, as depicted below.

Based on these same forecasts, single family permits in our Pacific Northwest markets are anticipated to increase on average 163.7% through 2014.

These same data reflect that multifamily construction permits in our Pacific Northwest markets will increase three-fold through 2014.

In October 2010, The Urban Land Institute and PricewaterhouseCoopers evaluated real estate markets in their 2011 Emerging Trends in Real Estate report. Seattle is ranked number five overall. Seattle was among the markets described as “preeminent gateway cities with attractive coastal (or near-coast) locations, barriers to entry, superior transportation hubs linked directly to global business centers, and concentrations of brainpower jobs.”

Industry Dislocations

We have taken advantage of the failures and takeovers of certain of our competitors by recruiting well-qualified employees and attracting new customers who seek long term stability, quality products and expertise. We believe there is a significant opportunity for a well-capitalized, community-focused bank that emphasizes responsive and personalized service to provide a full range of financial services to small and middle-market commercial and retail customers in those markets where we do business. In particular, the 2008 failure of Washington Mutual, Seattle’s largest financial institution prior to its failure, has created significant opportunities for locally managed consumer and business banks. As the second largest locally headquartered bank in Seattle, HomeStreet Bank has been in a strong position to fill this vacuum.

Barriers to Entry – Single Family Mortgage Origination and Servicing

Compliance burden. The mortgage industry is compliance-intensive and requires significant expertise and internal control systems to ensure origination and servicing of mortgages that meet all origination, processing, underwriting, servicing and disclosure requirements. New entrants to the industry must make significant investments in experienced personnel and specialized systems to manage this process. These investments represent a significant barrier to entry.

Capital requirements. Lending in conventional mortgage products, including FHA and VA loans, requires significantly higher capitalization than had previously been required for mortgage brokers and non-bank mortgage bankers. This has reduced competition as mortgage brokers have been forced to liquidate when their capital has been exhausted by the requirement to fund mortgage buy-backs required by investors. This has also limited new entry into the markets.

Warehouse line availability. Beginning in mid-2007, the number of lenders providing warehouse funding to non-bank mortgage companies shrank dramatically. Over the last 12 to 18 months, capacity has grown but credit standards are much higher, making it more difficult for existing or prospective non-bank mortgage companies to secure warehouse lines. This has created an opportunity for banking institutions such as HomeStreet to increase market share due to our capacity to fund our mortgage originations through our deposit and wholesale funding sources. The market for warehouse lines for Fannie Mae DUS lenders experienced similar disruptions; recently a limited amount of warehouse line capacity has been made available in the market to Fannie Mae DUS lenders.

Multifamily Opportunities

Demographic changes. We expect that demographic changes over the next decade will spur demand for multifamily housing. The following information is reprinted from The State of the Nation’s Housing 2010 with permission from the Joint Center for Housing Studies of Harvard University. All rights reserved.

•

The aging of the echo-boom generation into young adulthood, augmented by immigration, will increasingly drive household growth over the next 15 years. The sheer size of the echo-boom generation will produce record numbers of households headed by young adults. At 80.8 million strong, this generation is even larger than the baby-boom generation is now.

•

Under the Census Bureau’s current estimate about immigration, the number of echo boomers will swell to 92.9 million by 2025. Even with immigration at half that pace, their numbers will grow to 86.5 million. This highly diverse generation will give demand for apartments and smaller starter homes a lift over the next 15 years.

•

The large share of second-generation Americans (children born in the US to immigrant parents) among the echo boomers — more than twice the share in the baby-bust generation and more than three times that in the baby-boom generation — will be important in shaping the characteristics of future households. This is good news in that US-born children of immigrants have incomes and education levels more like those of other native-born Americans than of their parents. In fact, among householders aged 25–64, second-generation Americans typically have higher household incomes than both foreign-born and other native-born households of all races and ethnicities.

•

Meanwhile, the baby boomers will boost demand for senior housing. The units built over the next 10–20 years that intentionally cater to older Americans will be the housing available for generations to come, given that growth of the over-65 population will slow dramatically as the now similarly sized babybust generation moves into retirement. So far, however, federal support for senior housing is limited to minimal new construction of subsidized units. Moreover, the current funding system encourages expensive trips to skilled nursing facilities to the detriment of lower-cost, less institutional assisted living options and programs that allow elders to remain in their homes. Senior housing issues will therefore gain much greater urgency over the coming decade.

Affordability index. Although low interest rates and falling house prices have significantly increased the number of borrowers who would be able to qualify to purchase a home nationally, selected markets with higher relative real estate prices are attractive multifamily markets. According to Trulia Real Estate Research it is cheaper to rent than to buy in only three major metropolitan markets in the United States (New York, Fort Worth and Kansas City). However, Seattle was the sixth least affordable place to buy, while Portland was in ninth place. (Trulia Real Estate Search Rent vs Buy Index – Q2 2011). This points to continued demand for multifamily housing in our core markets.

Loan Approval Procedures and Authority

The Bank’s board of directors approves our lending policies and delegates lending authority and responsibility to its credit committee, the bank loan committee, the Chief Credit Officer, the Chief Executive

Officer and specified officers of the Bank, including business unit credit administrators and the Single Family Operations Director. The Bank’s Income Property Lending Director also has limited loan approval authority for multifamily loans originated under the Fannie Mae DUS program. See “ — Credit Risk Management” below.

Credit Risk Management

Credit risk is the risk of loss from adverse changes in a borrower’s or counterparty’s actual or perceived ability to meet its financial obligations under agreed-upon terms and exists primarily in lending, securities and derivative portfolios. The degree of credit risk is determined by factors including the size of the asset or transaction, the contractual terms of the related documents, the credit characteristics of the borrower, the channel through which assets are acquired, the features of loan products or derivatives, the existence and strength of guarantor support, the availability, quality and adequacy of any underlying collateral and the economic environment after the loan is originated or the asset is acquired. Our overall portfolio credit risk is also impacted by asset concentrations within the portfolio.

Our credit risk management process is governed centrally. Our overall credit process includes comprehensive credit policies, judgmental or statistical credit underwriting, detailed risk measurement and modeling and periodic loan review, loan quality control and internal audit. In addition, regulatory examiners review and perform detailed tests of our credit underwriting, loan administration and allowance processes.

The Chief Credit Officer’s primary responsibilities include directing the activities of the credit risk management function as it relates to the loan portfolio, overseeing loan portfolio performance and ensuring compliance with established credit policies, standards and limits, determining the reasonableness of the Company’s allowance for loan losses, reviewing and approving large credit exposures and delegating credit approval authorities. Senior credit administrators who oversee the lines of business have both transaction approval authority and governance authority for the approval of credit procedures within established policies, standards and limits. The Chief Credit Officer reports directly to the President and Chief Executive Officer.

The Bank loan committee, established by the credit committee of the board of directors, provides direction and oversight for the Company within our risk management framework. The loan committee seeks to ensure effective portfolio risk analysis and policy review and to support sound implementation of defined business and risk strategies. The members of the Bank loan committee consist of the Chief Executive Officer, Chief Credit Officer and Chief Financial Officer.

The Loan Review Officer’s primary responsibility includes the review of the Company’s loan portfolios to provide an independent assessment of credit quality, portfolio oversight and credit management, including accuracy of loan grading. Loan review also conducts targeted credit-related reviews and credit process reviews at the request of the board and management and reviews a sample of newly originated loans for compliance with closing conditions and accuracy of loan grades. Loan review reports directly to the board credit committee and administratively to the Risk and Regulatory Oversight Director.

The Treasury function’s primary responsibilities include directing the activities of the credit risk management function as it relates to securities and derivative portfolios, overseeing derivative portfolio performance and ensuring compliance with established credit policies, standards and limits. The Treasurer reports directly to the Chief Financial Officer, who reports to the President and Chief Executive Officer.

Subsidiaries and Other Activities

HomeStreet Capital Corporation, a wholly owned subsidiary of HomeStreet, Inc., has been servicing multifamily loans sold through the Fannie Mae DUS program since 2000. HomeStreet, Inc. also operates a personal lines insurance agency licensed to do business in Washington and Oregon, and in Hawaii for life insurance products, under the name “HomeStreet Insurance” and holds common securities in four statutory business trusts referred to herein as the HomeStreet Statutory Trusts. For further information regarding the HomeStreet Statutory Trusts, see “Dividend Policy.”

The Bank’s principal subsidiaries consist of HomeStreet/WMS, Inc., HomeStreet Reinsurance, Ltd., Continental Escrow Company and Union Street Holdings LLC. HomeStreet/WMS, Inc. holds a 50% equity interest in WMS. HomeStreet Reinsurance, Ltd. reinsured private mortgage insurance solely with respect to mortgage loans originated by the Bank. We discontinued all new reinsurance business at the end of 2008 and we are monitoring market conditions to determine if and when we will continue this line of business. Continental Escrow Company provides reconveyance services solely for HomeStreet Bank in connection with deeds of trust on single family residential loans originated by the Bank. For more information on our subsidiaries, see “— Our Structure.”

Competition

We face intense competition in originating loans and in attracting deposits within our targeted geographic market. We compete by consistently delivering high quality, personal service to our customers that results in a high level of customer satisfaction.

We attract our deposits through our branch office system. Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments. We are facing increasing competition for deposits and other financial products from non-bank institutions such as brokerage firms and insurance companies in such areas as short-term money market funds, mutual funds and annuities. Our key competitors within our largest market area, the Seattle-Tacoma-Bellevue MSA, include Bank of America, JPMorgan Chase & Co. (as the successor to Washington Mutual Bank) and Key Bank. These competitors controlled approximately 44.0% of the deposit market share with $30.9 billion of the $69.6 billion total deposits in the Seattle MSA as of June 30, 2010.

Our competition for loans comes principally from banks with a nationwide presence along with mortgage bankers, commercial banks, thrift institutions, credit unions and finance companies. Our market area has a high concentration of financial institutions, many of which are branches of large money center and regional banks that have resulted from the consolidation of the banking industry in Washington and other western states. These include such large national lenders as Bank of America, JPMorgan Chase & Co., U.S. Bancorp, Wells Fargo and others in our market area that have greater resources than we do and compete with us for banking business in our targeted market area. Among the advantages of some of these institutions are their ability to make larger loans, finance extensive advertising campaigns, access lower cost funding sources and allocate investment assets to regions of highest yield and demand. Despite these advantages, we believe we can compete with larger financial institutions by offering a value proposition based on outstanding customer service, strong values and integrity, real estate expertise, local knowledge and faster decision-making and a commitment to the communities we serve.

Regulation

Cease and Desist Orders

We are currently operating under cease and desist orders issued by our primary federal banking regulator, the Office of Thrift Supervision (OTS), and the Bank’s primary regulators, the Federal Deposit Insurance Corporation (FDIC) and the Washington Department of Financial Institutions (DFI). Under the cease and desist orders, we are required to notify and in certain cases receive the permission of our regulators prior to taking certain actions including paying cash dividends, making payments on any existing debt, incurring, renewing or guaranteeing debt and changing the composition or compensation of our directors and senior executive officers.

Under the Bank Order, the Bank has agreed to certain restrictions and affirmative obligations regarding its management structure and oversight, plans and policies, capital and liquidity requirements, reductions in classified assets and loan concentrations, ability to make loans and other aspects of its business. See “Regulation and Supervision – Cease and Desist Orders.”

Employees

As of March 31, 2011, we had 534 full-time employees and 66 part-time employees compared with 520, 523 and 520 full-time and 62, 74 and 63 part-time employees as of December 31, 2010, 2009 and 2008, respectively. Our employees are not represented by any collective bargaining group. Management believes our employee relations to be good. Information regarding employment agreements with our executive officers is discussed further in “Executive Compensation.”

We intend to continue to be opportunistic in hiring employees who bring expertise, endorse our value proposition and bring with them an existing portfolio or customer base. We have taken advantage of the failures, takeovers and recapitalizations of certain of our competitors by recruiting well qualified employees and attracting new customers who seek long term stability, quality products and expertise. We have also attracted highly qualified credit administration employees to have enhanced our credit management functions.

Properties

We lease principal offices, which are located in office space in downtown Seattle at 601 Union Street, Suite 2000, Seattle, WA 98101. This office lease provides sufficient space to conduct the management of our business. In addition, we currently lease space for all 29 of our office locations. Our branches include separate lending and retail banking facilities, as well as combined facilities, located in Washington, Oregon and Hawaii.

Legal Proceedings

Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, we are subject to various legal proceedings in the ordinary course of our business related to foreclosures, bankruptcies, condemnation and quiet title actions and alleged statutory and regulatory violations. We are also subject to legal proceedings in the ordinary course of business related to employment matters. We do not expect that these proceedings, taken as a whole, will have a material adverse effect on our business, financial position or our results of operations. There are currently no matters that, in the opinion of management, would have a material adverse effect on our consolidated financial position, results of operation or liquidity, or that there is a reasonable possibility that a loss or additional loss may have been incurred. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect our future liquidity, consolidated financial position and/or results of operations.

REGULATION AND SUPERVISION

The following is a brief description of certain laws and regulations that are applicable to us. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere in this prospectus, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations. We believe, however, that we have included all descriptions of laws and regulations applicable to us that an investor needs to consider in making an investment decision.

The bank regulatory framework to which we are subject is intended primarily for the protection of bank depositors and the Deposit Insurance Fund and not for the protection of shareholders or other security holders.

General

The Company is a savings and loan holding company and is regulated by the Office of Thrift Supervision, or OTS, and the Washington State Department of Financial Institutions, Division of Banks, or DFI. The Company is required to register and file reports with, and otherwise comply with, the rules and regulations of the OTS and the DFI.

Under the Dodd-Frank Act, the OTS is scheduled to cease to exist as a separate entity as of July 21, 2011. Its authority to regulate the Company and its non-bank subsidiaries will be transferred to the Federal Reserve Board. References to the OTS in this prospectus should be read to mean the Federal Reserve Board as of the date of the transfer.

The Bank is a Washington state-chartered savings bank. The Bank is subject to regulation, examination and supervision by the DFI and the FDIC.

As a result of the financial crisis, regulation of the financial services industry has been undergoing major changes. Among these is the Dodd-Frank Act, which makes significant modifications to and expansions of the rulemaking, supervisory and enforcement authority of the federal banking regulators. Some of the changes were effective immediately, but others are to be phased in over time. The Dodd-Frank Act requires various regulators, including the banking regulators, to adopt numerous regulations, not all of which have yet been finalized. Accordingly, in many instances, the precise requirements of the Dodd-Frank Act are not yet known.

Further, new statutes, regulations and guidance are considered regularly and are currently being proposed that contain wide-ranging potential changes to the statutes, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed statute, regulation or other guidance will be adopted or promulgated, or the extent to which our business may be affected. Any change in such policies, whether by the OTS, the DFI, the FDIC, the Washington legislature or the United States Congress, could have a material adverse impact on us and our operations and shareholders. In addition, the OTS, the DFI and the FDIC have significant discretion in connection with their supervisory and enforcement activities and examination policies, including, among other things, policies with respect to the Bank’s capital levels, the classification of assets and establishment of adequate loan loss reserves for regulatory purposes.

Our operations and earnings will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve has, and is likely to continue to have, an important impact on the operating results of financial institutions through its power to implement national monetary policy including, among other things, actions taken in order to curb inflation or combat a recession. The Federal Reserve affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

We are also currently operating under cease and desist orders issued by our primary federal regulator, the OTS, and the Bank’s primary regulators, the FDIC and the DFI, as described below under “— Cease and Desist Orders.” Under the cease and desist orders, we are required to notify, and in certain cases receive the permission of, the OTS prior to taking certain actions, including completing this offering. In addition, the Bank is required to maintain Tier 1 capital in an amount that equals or exceeds 10.0% of the Bank’s total assets and total risk-based capital in an amount that equals or exceeds 12.0% of the Bank’s total risk-weighted assets, and to meet certain scheduled reductions in classified assets. Despite diligent efforts, the Bank is currently not in compliance with the above-described capital ratios and our classified asset reduction plan targets. We are in frequent communication with the OTS, the FDIC and the DFI on the status of our efforts to comply with the cease and desist orders. While we have not been advised of any additional regulatory action with respect to the cease and desist orders or the Bank’s current noncompliance with the cease and desist orders, we cannot assure you that no further action will be taken by our regulators. See “Risk Factors” for a discussion of some of the actions that our regulators could take as a result of our failure to comply with the cease and desist orders.

Cease and Desist Orders

Company Order

We are currently operating under an Order to Cease and Desist issued by our primary federal regulator, the OTS, on May 18, 2009. We refer to this order as the Company Order. Under the Company Order, HomeStreet, Inc. has agreed to refrain from engaging in all unsafe and unsound practices that have resulted in the operation of HomeStreet, Inc. with low earnings and inadequate capital. In addition, HomeStreet, Inc. has also agreed to not do any of the following without the consent of the OTS:

•	pay dividends or make any other capital distributions;

•	incur, issue, renew, repurchase, make payments on (including payments on trust preferred securities, “TruPS,”) or roll over any debt;

•	increase any current lines of credit;

•	guarantee the debt of any entity;

•	refrain from making any “golden parachute” or “prohibited indemnification payments” unless we have complied with certain statutory requirements; and

•	comply with certain prior notification requirements for changes in directors or senior executive officers (including the director nominees proposed to be added upon completion of this offering).

As required by the Company Order, we have submitted to and received approval from the OTS for an operations plan (“Operations Plan”) that addresses how we will meet all our financial obligations including, but not limited to, payments on our senior notes, dividend payments on preferred stock and interest payments on TruPS without relying on dividends from the Bank for the calendar years 2009 through 2011. The Operations Plan contains all of the elements required by the Company Order. We are required to submit quarterly reports describing any material deviations from our Operations Plan and we have submitted variance reports and required documentation to the OTS for each quarter beginning with the second quarter of 2009. The Company Order will remain in effect until terminated, modified or suspended by the OTS. We believe we are currently in compliance with the Company Order.

Bank Order

The Bank is also currently operating under an Order to Cease and Desist issued by the FDIC and the DFI on May 8, 2009. We refer to this order as the Bank Order. Under the Bank Order, we have agreed to certain restrictions and affirmative obligations regarding its management structure and oversight, plans and policies, capital and liquidity requirements, reductions in classified assets and certain loan concentrations, ability to make loans and other aspects of its business.

We have implemented certain actions at the Bank and intend to continue to comply with each of the following requirements of the Bank Order:

•	The board of directors reviewed the qualifications of the management team and implemented the following changes:

•

Retained a new Chief Executive Officer in September 2009 who possesses the qualifications and experience commensurate with his duties and responsibilities at the Bank. Specifically, the Bank’s new chief executive officer has proven ability to manage a bank of comparable size, as well as experience in upgrading a low quality loan portfolio and improving earnings. The FDIC, DFI and OTS approved the new Chief Executive Officer in January 2010.

•

Retained a new Chief Credit Officer in January 2009 who had significant and appropriate lending, collection and loan supervision experience, as well as experience in upgrading a low quality loan portfolio. The initial Chief Credit Officer resigned in June 2010 and was replaced by the manager of the Special Assets Group, whose appointment was approved by the FDIC, DFI and OTS in November 2010.

•

Retained a new Chief Financial Officer in August 2009 who possesses significant capital raising knowledge and experience. The FDIC, DFI and OTS approved the new Chief Financial Officer in January 2010.

•	Each member of the Bank’s management has been provided written authority to implement the provisions of the Bank Order.

•

On a quarterly basis, the Bank’s board of directors is assessing the qualifications of management on its ability to comply with the Bank Order, operate the Bank in a safe and sound manner, comply with applicable laws and regulations and restore the Bank to a safe and sound condition.

•	The Bank will notify the FDIC and the DFI 30 days in advance whenever it proposes to add any new board member or senior executive officer.

•	The Bank’s board of directors has increased its participation in the affairs of the Bank, including holding meetings no less than monthly and reviewing and approving all required reports and actions.

We have to date completed the following:

•

Developed an infrastructure for its credit administration function that we believe is appropriate to the size and complexity of the Bank and that ensures oversight by officers with appropriate credit qualifications and expertise. Those officers have been hired and have implemented the new credit administration infrastructure.

•

Assessed the function of its loan committee and, as a result, created a board-level credit committee with qualified directors and an approved charter that details its appropriate duties and responsibilities.

•

Implemented revised lending and collection policies to provide effective guidance and control over the Bank’s lending function, including policies for placing loans on nonaccrual basis, obtaining adequate and current documentation for all loans in the Bank’s portfolio and various other loan policy provisions detailed in the Bank Order.

•

Revised its concentrations policy to limit concentrations for commercial real estate and acquisition, development and construction loans, and adopted a plan for reducing the amount of such loans in compliance with the concentration policy and restricting any such new loans or new loans to existing borrowers unless they are in compliance with the plan, not currently classified substandard and past due on interest and approved by the credit committee.

•

Submitted a three-year strategic plan, which includes specific goals for the dollar volume of total loans, total investment securities and total deposits as of December 31, 2009, 2010 and 2011. At the request of our regulators, management submitted a revised three-year strategic plan for the Bank in May 2010. The plan contains all of the specific information required by the Bank Order.

•

Implemented a profit plan for 2009 to address the goals and strategies for improving and sustaining the earnings of the Bank and coordinated the plan with the Bank’s funds management policy and loan, investment and operating policies. The plan contains all of the specific information required by the Bank Order. Beginning in 2010, we have monitored our operations at the Bank based on a forecast that was updated monthly and reported to the board and our regulators. For 2011, we developed a budget and a forecast to which we monitor against and report monthly to the board and our regulators.

•

Implemented a liquidity and funds management policy that addresses specific contingency plans and details actions to be implemented under various liquidity scenarios, with a minimum primary liquidity ratio of at least 15.0%.

•

Submitted a liquidity and funds management plan to reduce its reliance on non-core funding sources, including brokered deposits and borrowings, and to reduce its non-core funding dependency ratio to not more than 20.0%.

•

Implemented a plan to reduce its interest rate sensitivity, established prudent limits on the impact of interest rate changes on earnings and implemented processes to mitigate risks from interest rate changes. We continue to focus on mitigation of risk from interest rate changes.

•

Eliminated use of irrevocable Federal Home Loan Bank standby letters of credit collateralized with Bank assets to secure private deposits in the Bank and revised processes designed to ensure future compliance with all applicable laws and regulations.

•	Ceased payment of cash dividends and the solicitation and rollover of brokered deposits.

•

Established a process for submitting written progress reports to the FDIC, DFI and OTS within 30 days of each quarter end. We have submitted progress reports on the Bank for each quarter beginning with the second quarter of 2009.

•	Provided the Bank’s shareholder, HomeStreet, Inc., with a copy of the Bank Order.

We have also implemented the following restrictions for the Bank in the management of its loan portfolio:

•

No extension, directly or indirectly, of any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified, in whole or in part, as “Loss” and is uncollected.

•

No extension, directly or indirectly, of any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been classified, in whole or part, as “substandard” or “doubtful” without the prior approval of a majority of the Bank’s board of directors or the credit committee, which may not be approved without first collecting all past due interest in cash.

•

The above restrictions do not apply to single family residential mortgage loans modified in accordance with loan modification programs and practices sponsored or approved by the FDIC or other government agencies.

We have not yet satisfied the following requirements of the Bank Order:

•

We were required to achieve and maintain Tier 1 capital at the Bank that equals or exceeds 10.0% of its total assets within 150 days of the Bank Order, or by October 5, 2009. This level of Tier 1 capital is in addition to a fully funded allowance for loan losses, the adequacy of which must be satisfactory to the FDIC and the DFI. Increases in Tier 1 capital may only be accomplished through certain specified means and may not be accomplished through a deduction from the Bank’s allowance for loan losses. Additionally, the Bank must maintain total risk-based capital in such an amount as to equal or exceed 12.0% of its total risk-weighted assets within the same 150 days. Despite diligent efforts, we were not successful in raising capital within the prescribed timeframe due to the extraordinary conditions in the capital markets that have resulted in the markets being effectively closed to capital-raising efforts for open-bank recapitalizations and for banks in troubled condition. To date we have not yet complied with this requirement. Management is maintaining close communication with the FDIC, the DFI and the OTS on the status of our efforts to raise capital. While our regulators have indicated that further action will not be initiated as long as we make significant efforts to raise capital, see “Risk Factors — We are operating under cease and desist orders from the OTS, the FDIC and the DFI that prohibit us, among other things, from paying dividends without the consent of our regulators and that place other limitations and obligations on the Company and Bank. We are not in full compliance with the Bank Order, and noncompliance may subject us to additional enforcement action” and “Risk Factors — We may be subject to continuing enhanced supervision by our regulators even if we achieve compliance with the cease and desist orders” for actions that our regulators could take, including the imposition of civil money penalties on directors, for failure to comply with the Bank Order.

•

While we have formulated a plan for the Bank to reduce (i.e., collect, charge off or improve the quality of an asset) our risk exposure in each asset, and the aggregate balance of assets, adversely classified as “substandard” or “doubtful” as of December 31, 2008, to which the FDIC and the DFI issued a letter of non-objection, the Bank did not achieve the target reduction of classified assets to 40.0% of Tier 1 capital plus allowance for loan losses by February 28, 2010, primarily due to lower than projected capital. The plan included all items required by the Bank Order and is supported by individual problem loan reports for each OREO asset. Management is submitting the required monthly progress reports to the board of directors and is keeping our regulators informed, including the inability to meet the February 28, 2010, target. Management also formulated a plan to reduce the total volume of all adversely classified assets, with monthly progress reports to the board of directors.

•

While we have complied with the additional requirement of the Bank Order to develop and submit a plan for the reduction of its commercial real estate and land acquisition and development and construction loans, we did not achieve our internally established targets of 355.0% of risk-based capital and 178.0% of risk-based capital, respectively, as of December 31, 2010. Management is keeping our board of directors and regulators apprised on a monthly basis on the status of reducing these loan concentrations.

The form and manner of the Bank’s compliance with the Bank Order is subject to review and determination at subsequent regulatory examinations and/or visitations. Additionally, the OTS, the FDIC and the DFI each has the authority to impose additional restrictions on us in the event it again determines that we are operating in an unsafe or unsound condition, or if we are engaging in an unsafe or unsound practice. These restrictions could involve the limitation of our asset growth so that our average total assets during any calendar quarter do not exceed our average total assets during the preceding calendar quarter. The OTS, the FDIC or the DFI, as applicable, may also require prior approval for acquisitions, branching and new lines of business, and the FDIC and the DFI have the authority to impose additional discretionary and mandatory sanctions upon us if we were to become undercapitalized. For example, we could be required to implement a capital restoration plan. See “— Regulation and Supervision of HomeStreet Bank — Capital and Prompt Corrective Action Requirements.”

Regulation of the Company

General

Because we have made an election under Section 10(1) of the Home Owners’ Loan Act (“HOLA”) for the Bank to be treated as a “savings association” for purposes of Section 10 of HOLA, the Company is registered as a savings and loan holding company with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements relating to savings and loan holding companies. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings bank. Unlike bank holding companies, savings and loan holding companies have not been subject to any specific regulatory capital ratios, although they have been subject to OTS review and approval of capital levels as part of its examination process. However, under the Dodd-Frank Act, the Company will be subject to capital requirements beginning July 21, 2015. Our continued ability to use the provisions of Section 10(1) of HOLA – which allow the Company to be registered as a savings and loan holding company rather than as a bank holding company – is conditioned upon the Bank’s continued qualification as a qualified thrift lender under the Qualified Thrift Lender test set forth in HOLA. See “— Regulation and Supervision of HomeStreet Bank — Qualified Thrift Lender Test.” Since the Bank is chartered under Washington law, the DFI has authority to regulate the Company generally relating to its conduct affecting the Bank. As a subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in its dealings with the Company and affiliates thereof.

Numerous provisions of the Dodd-Frank Act will affect the Company and its business and operations. Some of the provisions are:

•	Federal banking regulation of the Company will be transferred from the OTS to the Federal Reserve on the Transfer Date.

•	The Federal Reserve is to issue capital requirements for savings and loan holding companies, although it has not done so yet and such requirements will not become effective until July 21, 2015.

•	All holding companies of depository institutions are required to serve as a source of strength for their depository subsidiaries.

•	The FDIC is given back-up supervisory authority over holding companies engaging in conduct that poses a foreseeable and material risk to the Deposit Insurance Fund.

•	The Federal Reserve is given heightened authority to examine, regulate and take action with respect to all of a holding company’s subsidiaries.

The Company is a diversified unitary savings and loan holding company within the meaning of federal law. Generally, companies that become savings and loan holding companies following the May 4, 1999 grandfather date in the Gramm-Leach-Bliley Act of 1999 may engage only in the activities permitted for financial institution holding companies as well as activities that are permitted for multiple savings and loan holding companies. Because the Company became a savings and loan holding company prior to that grandfather date, the activities in which the Company and its subsidiaries (other than the Bank and its subsidiaries) may engage generally are not restricted by HOLA. If, however, we are acquired by a non-financial company, or if we acquire another savings association subsidiary (and become a multiple savings and loan holding company), we will terminate our “grandfathered” unitary savings and loan holding company status and become subject to certain limitations on the types of business activities in which we could engage. The Company may not engage in any activity or render any service for or on behalf of the Bank for the purpose of or with the effect of evading any law or regulation applicable to the Bank.

Although savings and loan holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, because the Bank is treated as a savings association subsidiary of a savings and loan holding company, we must give the OTS at least 30 days’ advance notice of the proposed declaration of a dividend on its guaranty, permanent or other non-withdrawable stock. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS, and the OTS has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the Bank.

As described above, the Company Order prohibits us, among other things, from (1) paying any dividends or making any other capital distributions, (2) incurring, issuing, renewing, repurchasing, making payment on or rolling over any debt, (3) increasing any current lines of credit or (4) guaranteeing the debt of any entity, in each case without the prior written approval of the OTS.

Capital / Source of Strength

Under the Dodd-Frank Act, capital requirements will be imposed on savings and loan holding companies such as the Company. The leverage and risk-based capital requirements to be imposed by the appropriate regulator cannot be lower than the minimum leverage and risk-based requirements imposed on depository institutions as of July 21, 2010. Under the Dodd-Frank Act, these requirements will not apply to the Company until July 21, 2015. No regulations governing the Company’s capital requirements have been proposed or issued.

The Dodd-Frank Act also placed restrictions on the ability of depository institution holding companies to use trust preferred securities, or TruPS, as capital. However, since the Company’s TruPS were issued prior to May 19, 2010 and the Company had consolidated assets of less than $15 billion as of December 31, 2009, these restrictions will not apply to the Company’s currently outstanding TruPS.

Regulations and historical practice of the Federal Reserve have required bank holding companies to serve as a “source of strength” for their subsidiary banks. The Dodd-Frank Act codifies this requirement and extends it to all companies that control an insured depository institution. Accordingly, the Company is now required to act as a source of strength for the Bank. The appropriate federal banking regulators are required by the Dodd-Frank Act to issue final rules to carry out this requirement no later than July 21, 2011. No rules have been yet proposed or issued.

Restrictions Applicable to Savings and Loan Holding Companies

Federal law prohibits a savings and loan holding company, including us, directly or indirectly (or through one or more subsidiaries), from acquiring:

•	control (as defined under HOLA) of another savings institution (or a holding company parent) without prior written approval of the OTS;

•

through merger, consolidation or purchase of assets, another savings institution or a holding company thereof, or acquiring all or substantially all of the assets of such institution (or a holding company) without prior OTS approval;

•	with certain exceptions, more than 5.0% of the voting shares of a non-subsidiary savings association or a non-subsidiary holding company; or

•	control of any depository institution not insured by the FDIC (except through a merger with and into the holding company’s savings institution subsidiary that is approved by the FDIC).

In evaluating applications by holding companies to acquire savings associations, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

A savings and loan holding company may not acquire as a separate subsidiary an insured institution that has a principal office outside of the state where the principal office of its subsidiary institution is located, except:

•	in the case of certain emergency acquisitions approved by the FDIC;

•	if such holding company controls a savings institution subsidiary that operated a home or branch office in such additional state as of March 5, 1987; or

•

if the laws of the state in which the savings institution to be acquired is located specifically authorize a savings institution chartered by that state to be acquired by a savings institution chartered by the state where the acquiring savings institution or savings and loan holding company is located, or by a holding company that controls such a state-chartered association.

Acquisition of Control

Under the federal Change in Bank Control Act, a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings institution. An acquisition of control can occur upon the acquisition of 10.0% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the OTS. Under the Change in Bank Control Act, the OTS has 60 days from the filing of a complete notice to act (the 60-day period may be extended), taking into consideration certain factors, including the financial and managerial resources of the acquirer and the antitrust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company. Washington law also imposes certain limitations on the ability of persons and entities to acquire control of banking institutions and their parent companies. Control can also exist if an individual or company has, or exercises, directly or indirectly or by acting in concert with others, a controlling influence over the Bank.

Change in Management

A savings and loan holding company or bank in a “troubled condition,” as defined in the OTS regulations, is required to give 30 days’ prior written notice to the OTS before adding or replacing a director, employing any person as a senior executive officer or changing the responsibility of any senior executive officer so that such person would assume a different senior executive position. The OTS then has the opportunity to disapprove any such appointment. Pursuant to the Company Order, we are currently required to comply with the prior notification requirements of OTS for changes in directors and senior executive officers.

Convicted Persons

Except with the prior written approval of the OTS, no individual who has been convicted of any criminal offense involving dishonesty, breach of trust or money laundering may serve or act as a director, officer or trustee of, or become a partner in, any savings and loan holding company. The DFI has statutory authority to seek to remove any director, officer or employee of a holding company in various circumstances, including a material violation of law where the subsidiary depository institution has suffered or is likely to suffer substantial damage.

Dividend Policy

Under Washington law, the Company is generally permitted to make a distribution, including payments of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors, (1) the Company would be able to pay its debts as they become due in the ordinary course of business and (2) the Company’s total assets would at least equal the sum of its total liabilities plus the amount that would be if the Company were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The Company Order prohibits us from paying dividends or making other capital distributions without the prior written consent of the OTS Regional Director for the Western Region.

In addition, the Company’s ability to pay dividends is significantly dependent on the Bank’s ability to pay dividends to the Company. The Bank is subject to regulatory restrictions with respect to its payment of dividends and is currently prohibited by order from paying them.

Compensation Policies

Compensation policies and practices at HomeStreet, Inc. and HomeStreet Bank are subject to regulation by their respective banking regulators and, upon HomeStreet, Inc. becoming a public company, the SEC.

Guidance on Sound Incentive Compensation Policies. Effective on June 25, 2010, the Office of the Comptroller of the Currency, the Federal Reserve, the FDIC and the OTS adopted Sound Incentive Compensation Policies Final Guidance (the “Final Guidance”) designed to help ensure that incentive compensation policies at banking organizations do not encourage imprudent risk-taking and are consistent with the safety and soundness of the organization. The Final Guidance is based on three key principles:

(1)	Incentive compensation arrangements at a banking organization should provide employees incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk.

(2)	These arrangements should be compatible with effective controls and risk-management.

(3)	These arrangements should be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors.

These principles and Final Guidance apply to senior executives and others who are responsible for oversight of HomeStreet’s company-wide activities and material business lines, as well as other employees who, either individually or as a part of a group, have the ability to expose the Bank to material amounts of risk.

The implications of the Final Guidance to HomeStreet are that a reassessment of our current incentive compensation plan designs was conducted and a process for developing, modifying and monitoring our incentive compensation arrangements was established to ensure they are balanced and in compliance with the Final Guidance. HomeStreet hired an independent consultant to review our incentive plans in light of the Final Guidance. As a result of this review, we believe that our compensation policies and practices do not encourage excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company. We will continue to conduct regular internal reviews to help ensure the process is followed, and internal audits to ensure compliance with established policies and controls relating to incentive compensation arrangements, with oversight both by appropriate management and by the board of directors.

Dodd-Frank Act. In addition to the Final Guidance, the Dodd-Frank Act contains a number of provisions relating to compensation applying to public companies such as HomeStreet after this offering. The Dodd-Frank Act added a new Section 14A(a) to the Exchange Act that requires companies to include a separate non-binding resolution subject to shareholder vote in their proxy materials approving the executive compensation disclosed in the materials. In addition, a new Section 14A(b) to the Exchange Act requires any proxy or consent solicitation materials for a meeting seeking shareholder approval of an acquisition, merger, consolidation or disposition of all or substantially all of the company’s assets to include a separate non-binding shareholder resolution approving certain “golden parachute” payments made in connection with the transaction. A new Section 10D to the Exchange Act requires the SEC to direct the national securities exchanges to require companies to implement a policy to “claw back” certain executive payments that were made based on improper financial statements. In addition, Section 956 of the Dodd-Frank Act requires certain regulators (including the FDIC, SEC and OTS) to adopt requirements or guidelines prohibiting excessive compensation or compensation that could lead to material loss as well as rules relating to disclosure of compensation. On February 7, 2011, the board of directors of the FDIC approved a joint proposed rulemaking to implement Section 956 of Dodd-Frank for depository institutions with $1 billion or more in assets. Section 956 prohibits incentive-based compensation arrangements that encourage inappropriate risk taking by covered financial institutions and are deemed to be excessive, or that may lead to material losses. The proposed rule would move the U.S. closer to aspects of international compensation standards by (1) requiring deferral of a substantial portion of incentive compensation for executive officers of particularly large institutions described above, (2) prohibiting incentive-based compensation arrangements for covered persons that would encourage inappropriate risks by providing excess compensation, (3) prohibiting incentive-based compensation arrangements for covered persons that would expose the institution to inappropriate risks by providing compensation that could lead to a material financial loss, (4) requiring policies and procedures for incentive-based compensation arrangements that are commensurate with the size and complexity of the institutions and (5) requiring annual reports on incentive compensation structures to the institution’s appropriate federal regulator. A joint rule-making proposal will be published for comment by all of the banking agencies and the SEC, among other agencies.

FDIC Regulations. We are further restricted in our ability to make certain “golden parachute” and “indemnification” payments under Part 359 of the FDIC regulations, and the FDIC also regulates payments to executives under Part 364 of its regulations relating to excessive executive compensation. Lastly, as mentioned else where in this registration statement, the Orders restrict our ability to hire new executive officers without the prior notice to the FDIC, the DFI or the OTS, and in connection with such notice, our regulators may review the compensation proposals for any such officers.

In addition to ensuring compliance with the Final Guidance, we will continue to closely monitor the status of regulations relating to compensation in the process of being adopted under the Dodd-Frank Act, and we will work to ensure compliance with other regulations relating to compensation, including Parts 359 and 364 of the FDIC’s regulations.

Regulation and Supervision of HomeStreet Bank

General

As a savings bank chartered under the laws of the State of Washington, HomeStreet Bank is subject to applicable provisions of Washington law and regulations of the Washington State Department of Financial Institutions, or DFI. As a state-chartered savings bank that is not a member of the Federal Reserve System, the Bank’s primary federal regulator is the FDIC. It is subject to regulation and examination by the DFI and the FDIC, as well as enforcement actions initiated by the DFI and the FDIC, and its deposits are insured by the FDIC.

Washington Banking Regulation

As a Washington savings bank, the Bank’s operations and activities are substantially regulated by Washington law and regulations, which govern, among other things, the Bank’s ability to take deposits and pay interest, to make loans on or invest in residential and other real estate, to make consumer and commercial loans, to invest in securities, to offer various banking services to its customers and to establish branch offices. Under state law, savings banks in Washington also generally have, subject to certain limitations or approvals, all of the powers that Washington chartered commercial banks have under Washington law and that federal savings banks and national banks have under federal laws and regulations.

Washington law also governs numerous corporate activities relating to the Bank, including the Bank’s ability to pay dividends, to engage in merger activities and to amend its articles of incorporation, as well as limitations on change of control of the Bank. Under Washington law, the board of directors of the Bank may not declare a cash dividend on its capital stock if payment of such dividend would cause its net worth to be reduced below the net worth requirements, if any, imposed by the DFI and dividends may not be paid in an amount greater than its retained earnings without the approval of the DFI. These restrictions are in addition to restrictions imposed by federal law and the Bank Order. Mergers involving the Bank and sales or acquisitions of its branches are generally subject to the approval of the DFI. No person or entity may acquire control of the Bank until 30 days after filing an application with the DFI, who has the authority to disapprove the application. Washington law defines “control” of an entity to mean directly or indirectly, alone or in concert with others, to own, control or hold the power to vote 25.0% or more of the outstanding stock or voting power of the entity. Any amendment to the Bank’s articles of incorporation requires the approval of the DFI.

The Bank is subject to periodic examination and reporting requirements by the DFI, as well as enforcement actions initiated by the DFI. The DFI’s enforcement powers include the issuance of orders compelling or restricting conduct by the Bank and the authority to bring actions to remove the Bank’s directors, officers and employees. The DFI has authority to place the Bank under supervisory direction or to take possession of the Bank and to appoint the FDIC as receiver.

Dodd-Frank Act

Numerous provisions of the Dodd-Frank Act will affect the Bank and its business and operations. Some of these changes are effective immediately, though most will be phased in gradually. For example, one year after the date of enactment is a provision of the Dodd-Frank Act that eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense. The Dodd-Frank Act also broadens the base for Federal Deposit Insurance Corporation insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest-bearing transaction accounts have unlimited deposit insurance through December 31, 2013.

The newly created Bureau of Consumer Financial Protection (“Consumer Bureau”) has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Financial institutions such as the Bank with $10 billion or less in assets will continue to be examined for compliance with the consumer laws by their primary bank regulators.

In addition, the statute in many instances calls for future rulemaking to implement its provisions, so the precise contours of the law and its effects on us cannot yet be fully understood. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

In addition, under the Dodd-Frank Act:

•	The requirements relating to the Bank’s capital have been modified.

•	The Federal Reserve is required to restrict interchange fees on debit card transactions.

•	In order to prevent abusive residential lending practices, new responsibilities are imposed on parties engaged in residential mortgage origination, brokerage and lending.

•	Restrictions on affiliate and insider transactions are expanded.

•	Restrictions on management compensation and related governance.

•	New rules which require banks that securitize mortgages to retain an economic interest in the credit risk for any asset transferred, sold or conveyed to third parties.

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the yet-to-be written implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense. Any additional changes in our regulation and oversight, whether in the form of new laws, rules and regulations could make compliance more difficult or expensive or otherwise materially adversely affect our business, financial condition or prospects. The provisions of the Dodd-Frank Act and the subsequent exercise by regulators of their revised and expanded powers thereunder could materially and negatively impact the profitability of our business, the value of assets we hold or the collateral available for our loans, require changes to business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

Insurance of Deposit Accounts and Regulation by the FDIC

The FDIC is the Bank’s principal federal bank regulator. As such, the FDIC is authorized to conduct examinations of and to require reporting by the Bank. The FDIC may prohibit the Bank from engaging in any activity determined by law, regulation or order to pose a serious risk to the institution, and may take a variety of enforcement actions in the event the Bank violates a law, regulation or order, engages in an unsafe or unsound practice or under certain other circumstances. The FDIC also has the authority to appoint itself as receiver of the Bank or to terminate the Bank’s deposit insurance if it were to determine that the Bank has engaged in unsafe or unsound practices or is in an unsafe or unsound condition. See “— Cease and Desist Orders” for a summary of the Bank Order.

The Bank is a member of the Deposit Insurance Fund (“DIF”) administered by the FDIC, which insures customer deposit accounts. Under the Dodd-Frank Act, the amount of federal deposit insurance coverage has been permanently increased from $100,000 to $250,000, per depositor, for each account ownership category at each depository institution. This change makes permanent temporary coverage increases that had been in effect since October 2008. In November 2008, in order to provide additional stability to the financial system, the FDIC also expanded its deposit coverage to provide a full guarantee of all amounts in non-interest bearing transaction accounts held in insured depository institutions that participated in the Transaction Account Guarantee Program (“TAGP”) of its Temporary Liquidity Guarantee Program (“TLGP”). The Bank participated in the TAGP. The TAGP expired on December 31, 2010. The Dodd-Frank Act, however, provides substantially similar unlimited

FDIC insurance for non-interest bearing transaction accounts at all banks effective as of December 31, 2010 and continuing through December 31, 2012. This generally extends the coverage offered by the TAGP, although some accounts covered by the TAGP, such as NOW accounts, are not covered by this extension.

In order to maintain the DIF, member institutions, such as the Bank, are assessed insurance premiums. In light of the stresses that have occurred on the DIF in recent years and increases in insurance coverage, assessments have risen sharply. The FDIC imposed a special assessment on insured institutions in June 2009, has generally increased the assessment rates on insured institutions and required insured institutions to prepay on December 30, 2009 premiums that were expected to become due over the next three years. Because of its weak financial condition, the Bank received an exemption from the requirement to prepay its 2010, 2011 and 2012 assessments and continues to pay those quarterly.

The Dodd-Frank Act requires the FDIC to make numerous changes to the DIF and the manner in which assessments are calculated. The minimum ratio of assets in the DIF to the total of estimated insured deposits was increased from 1.15% to 1.35%, and the FDIC is given until September 30, 2020 to meet the reserve ratio. In December 2010, the FDIC adopted a final rule setting the reserve ratio of the DIF at 2.0%. In February 2011, the FDIC adopted a final rule covering assessments on insured institutions. As required by the Dodd-Frank Act, the February rule provides that assessments will be based on an insured institution’s average consolidated assets less tangible equity capital, instead of being based on deposits.

For the purpose of determining an institution’s assessment rate, each institution is provided an assessment risk assignment, which is generally based on the risk that the institution presents to the DIF. Insured institutions with assets of less than $10.0 billion are placed in one of four risk categories. These risk categories are generally determined based on an institution’s capital levels and its supervisory evaluation. Under the FDIC’s February rule, effective April 1, 2011, these institutions will generally have an assessment rate that can range from 2.5 to 45 basis points. However, the FDIC does have flexibility to adopt assessment rates without additional rule-making provided that (1) no quarterly adjustment is in excess of 2 basis points and (2) the cumulative adjustment cannot exceed 2 basis points. In the future, if the reserve ratio reaches certain levels, these assessment rates will generally be lowered. As of December 31, 2010, the Bank’s assessment rate was 32.0% of assessable deposits.

In addition, all FDIC-insured institutions are required to pay a pro rata portion of the interest due on obligations issued by the Financing Corporation to fund the closing and disposal of failed thrift institutions by the Resolution Trust Corporation. The Financing Corporation rate is adjusted quarterly to reflect changes in assessment bases of the DIF. These assessments will continue until the Financing Corporation bonds mature in 2019. The annual rate for the first quarter of 2011 is 1.02 basis points.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any written condition imposed by the FDIC in connection with an application or other request or in connection with a written agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the FDIC finds that the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC.

Qualified Thrift Lender Test

A savings association can comply with the Qualified Thrift Lender test either by meeting the Qualified Thrift Lender test set forth in the HOLA and its implementing regulations or by qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Internal Revenue Code of 1986 and implementing regulations.

To qualify under the HOLA test, the Bank is required to maintain at least 65% of its “portfolio assets” in at least three months of the most recent 12-month period. “Portfolio assets” are total assets less (1) specified liquid assets up to 20% of total assets, (2) intangibles, including goodwill, and (3) the value of the property used to conduct business in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities, credit card loans, student loans and small business loans).

To qualify under the Internal Revenue Code test, a savings association must meet both a “business operations” test and a “60% of assets” test. The business operations test requires the business of a savings association to consist primarily of acquiring the savings of the public and investing in loans. The 60% of assets test requires that at least 60% of a savings association’s assets must consist of residential real property loans and certain other traditional thrift assets. While the Bank is eligible to qualify as a qualified thrift lender under the HOLA test, it is not clear due to statutory ambiguities that the Bank is eligible to qualify under the Internal Revenue Code test. As noted above, it is necessary for the Bank to qualify as a qualified thrift lender only under one of these two tests.

As of December 31, 2010, the Bank held approximately 88% of its portfolio assets in qualified thrift investments and had more than $1.82 billion of its portfolio assets in qualified thrift investments for each of the 12 months ending December 31, 2010. Therefore, the Bank qualified under the HOLA test. A savings association subsidiary of a savings and loan holding company that does not meet the Qualified Thrift Lender test must comply with the following restrictions on its operations:

•	the association may not engage in any new activity or make any new investment, directly or indirectly, unless the activity or investment is also permissible for a national bank;

•	the branching powers of the association are restricted to those of a national bank located in the association’s home state; and

•	payment of dividends by the association are subject to the rules regarding payment of dividends by a national bank and certain other restrictions.

Further, under the Dodd-Frank Act, an institution which fails to comply with the qualified thrift lender test is also subject to possible agency enforcement action as a violation of law under the HOLA. In addition, if the institution does not requalify under HOLA test within three years after failing the test, the institution would be prohibited from engaging in any activity not permissible for a national bank and would have to repay any outstanding advances from the FHLB as promptly as possible. Within one year of the date that a savings association ceases to meet the Qualified Thrift Lender test, any company that controls the association must register as and be deemed to be a bank holding company subject to all of the provisions of the Bank Holding Company Act of 1956 and other statutes applicable to bank holding companies. There are certain limited exceptions to these requirements.

Capital and Prompt Corrective Action Requirements

Capital Requirements

Federally insured depository institutions, such as the Bank, are required to maintain a minimum level of regulatory capital. The FDIC regulations recognize two types, or tiers, of capital: “core capital,” or Tier 1 capital, and “supplementary capital,” or Tier 2 capital. Tier 1 capital generally includes common shareholders’ equity and noncumulative perpetual preferred stock, less most intangible assets. Tier 2 capital, which is recognized up to 100% of Tier 1 capital for risk-based capital purposes (after any deductions for disallowed intangibles and disallowed deferred tax assets), includes such items as qualifying general loan loss reserves (up to 1.25% of risk-weighted assets), cumulative perpetual preferred stock, long-term preferred stock (original maturity of at least

20 years), certain perpetual preferred stock, hybrid capital instruments including mandatory convertible debt, term subordinated debt, intermediate-term preferred stock (original average maturity of at least five years) and net unrealized holding gains on equity securities (subject to certain limitations); provided, however, the amount of term subordinated debt and intermediate term preferred stock that may be included in Tier 2 capital for risk-based capital purposes is limited to 50.0% of Tier 1 capital.

The FDIC currently measures a bank’s capital using the (1) total risk-based capital ratio, (2) Tier 1 risk-based capital ratio and (3) Tier 1 capital leverage ratio. The risk-based measures are based on ratios of qualifying capital to risk-weighted assets. To determine risk-weighted assets, assets are placed in one of five categories and given a percentage weight based on the relative risk of that category. In addition, certain off-balance-sheet items are converted to balance-sheet credit equivalent amounts, and each amount is then assigned to one of the five categories. In evaluating the adequacy of a bank’s capital, the FDIC may also consider other factors that may affect the bank’s financial condition, such as interest rate risk exposure, liquidity, funding and market risks, the quality and level of earnings, concentration of credit risk, risks arising from nontraditional activities, loan and investment quality, the effectiveness of loan and investment policies, and management’s ability to monitor and control financial operating risks.

Prompt Corrective Action Regulations

Section 38 of the Federal Deposit Insurance Act establishes a framework of supervisory actions for insured depository institutions that are not adequately capitalized, also known as “prompt corrective action” regulations. All of the federal banking agencies have promulgated substantially similar regulations to implement a system of prompt corrective action. The framework for the type of supervisory action is based on a determination of a bank’s capital category as follows:

•

in order to be considered “well capitalized,” a bank must have a total risk-based capital ratio of 10.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more, a leverage capital ratio of 5.0% or more, and must not be subject to specified requirements to meet and maintain a specific capital level for any capital measure;

•

in order to be considered “adequately capitalized,” a bank must have a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more, and a leverage capital ratio of 4.0% or more (or, a leverage ratio of at least 3.0%, but a composite CAMELS (Capital adequacy, asset quality, management quality, earnings, liquidity and sensitivity to market risk) rating of 1 at the last examination, and not be experiencing or anticipating any significant growth) and not meet the definition of “well capitalized”;

•

a bank is “undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage capital ratio that is less than 4.0% (or a leverage ratio of at least 3.0% under certain circumstances);

•

a bank is “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and

•	a bank is “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

Additionally, a bank, based upon its capital levels, that is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for a hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

At each successive lower capital category, an insured bank is subject to increasingly severe supervisory actions. These actions include, but are not limited to, restrictions on asset growth, interest rates paid on deposits, branching, allowable transactions with affiliates, ability to pay bonuses and raises to senior executives and pursuing new lines of business. Additionally, all “undercapitalized” banks are required to implement capital restoration plans to restore capital to at least the “adequately capitalized” level, and the FDIC is generally required to close “critically undercapitalized” banks within a 90-day period.

As of December 31, 2010, the Bank had a total risk-based capital ratio, Tier 1 risk-based capital ratio and Tier 1 leverage capital ratio of 8.2%, 6.9% and 4.5%, respectively. As such, the Bank is currently “adequately capitalized.” Pursuant to the Bank Order, by October 5, 2009, the Bank was required to have met and maintained a total risk-based capital ratio of at least 12.0% and a Tier 1 (leverage) capital ratio of at least 10.0%. Given the Bank’s current ratios, it has failed to satisfy the requirements of the Bank Order. Although the Bank is considered to be “adequately capitalized,” the FDIC retains the right to require a depository institution to maintain a higher capital level based on its particular risk profile. Given the Bank’s overall asset quality and risk profile, the FDIC and the DFI have required that the Bank achieve and maintain a higher level of capital due to its concentrations in commercial real estate and acquisition, development and construction lending and in loans where the loan-to-value ratios exceed applicable regulatory guidelines. See “Risk Factors — We are operating under cease and desist orders from the OTS, the FDIC and the DFI that prohibit us, among other things, from paying dividends without the consent of our regulators and that place other limitations and obligations on the Company and the Bank. We are not in full compliance with the Bank Order, and noncompliance may subject us to additional enforcement action.” The Dodd-Frank Act contains provisions intended to strengthen the capital of banks and their holding companies. Among other things, the federal banking agencies are directed to establish minimum leverage capital requirements and minimum risk-based capital requirements for insured institutions and holding companies. Such minimums cannot be less than those in effect July 21, 2010. The Dodd-Frank Act capital requirements on savings and loan holding companies do not become effective until July 21, 2015. In December 2010, the federal banking agencies issued a proposed rule which generally proposed a floor for capital of a 4.0% leverage ratio and an 8.0% risk-based ratio. These proposed regulations have not become effective, and we cannot predict what changes may be made prior to their final adoption.

In December 2010, the Basel Committee on Banking Supervision (the “BCBS”) finalized new capital standards. The BCBS is a committee of banking supervisory authorities of various countries, including the United States. The standards adopted by the BCBS in December 2010 are commonly referred to as “Basel III” and will be phased in over a number of years. Basel III, among other things, imposes more restrictive eligibility requirements for Tier 1 and Tier 2 capital and establishes a minimum Tier 1 common equity (generally common stock, stock surplus and retained earnings) to risk-weighted assets ratio of 4.5%, a minimum Tier 1 capital to risk-weighted assets ratio of 6.0% and a minimum total capital (Tier 1 and Tier 2) to risk-weighted assets ratio of 8.0%. In addition, Basel III imposes constraints on dividends and other distributions if the Tier 1 common equity to risk-weighted assets ratio is less than 7.0%, the Tier 1 capital to risk-weighted assets ratio is less than 8.5% or the total capital to risk-weighted assets ratio is less than 10.5%. Basel III also imposes a Tier 1 leverage ratio of 3.0% based on a measure of total exposure rather than total assets, permits regulators to impose an additional 2.5% common equity buffer during periods of excessive credit growth, caps the level of mortgage servicing rights that can be included in capital and introduces new liquidity standards. If adopted by the United States banking regulators, Basel III could result in more stringent capital and liquidity requirements for the Company and the Bank.

Limitations on Transactions with Affiliates

Transactions between the Bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of the Bank is any company or entity which controls, is controlled by or is under common control with the Bank but which is not a subsidiary of the Bank. The Company and its non-bank subsidiaries are affiliates of the Bank. Generally, Section 23A limits the extent to which the Bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10.0% of the

Bank’s capital stock and surplus, and imposes an aggregate limit on all such transactions with all affiliates in an amount equal to 20.0% of such capital stock and surplus. Section 23B applies to “covered transactions” as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the Bank as those provided to a non-affiliate. The term “covered transaction” includes the making of loans to an affiliate, the purchase of or investment in the securities issued by an affiliate, the purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral security for a loan or extension of credit to any person or company, or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, Sections 22(g) and (h) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal shareholders of the Bank and its affiliates. Under Section 22(h), loans to a director, executive officer or greater than 10.0% shareholder of the Bank or its affiliates and certain related interests may generally not exceed, together with all other outstanding loans to such person and related interests, 15.0% of the Bank’s unimpaired capital and surplus, plus an additional 10.0% of unimpaired capital and surplus for loans that are fully secured by readily marketable collateral having a value at least equal to the amount of the loan. Section 22(h) also requires that loans to directors, executive officers and principal shareholders be made on terms substantially the same as those offered in comparable transactions to other persons, and not involve more than the normal risk of repayment or present other unfavorable features. There is an exception for loans that are made pursuant to a benefit or compensation program that (1) is widely available to employees of the Bank or its affiliate and (2) does not give preference to any director, executive officer or principal shareholder or certain related interests over other employees of the Bank or its affiliate. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of all loans to all of the executive officers, directors and principal shareholders of the Bank or its affiliates and certain related interests may not exceed 100.0% of the institution’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. The Bank believes it is in compliance with the limitations on transactions with affiliates.

The Dodd-Frank Act expands the affiliate transaction rules and the lending rules applicable to executive officers, directors and principal shareholders by, among other things, applying the affiliate transaction rules to securities lending, repurchase agreements and derivatives to transactions and by adding derivatives, repurchase agreements and securities lending transactions with executive officers, directors and principal shareholders to the transactions covered by Sections 22(g) and (h) of the Federal Reserve Act.

Standards for Safety and Soundness

The federal banking regulatory agencies have prescribed, by regulation, a set of guidelines for all insured depository institutions prescribing safety and soundness standards. These guidelines establish general standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines before capital becomes impaired. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. The Bank was required to strengthen certain of these standards under the Bank Order, as described above. See “— Cease and Desist Orders.”

Each insured depository institution must implement a comprehensive written information security program that includes administrative, technical and physical safeguards appropriate to the institution’s size and complexity and the nature and scope of its activities. The information security program also must be designed to ensure the security and confidentiality of customer information, protect against any unanticipated threats or hazards to the security or integrity of such information, protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer and ensure the proper disposal of customer and consumer information. Each insured depository institution must also develop and implement a risk-based response program to address incidents of unauthorized access to customer information in customer information systems. If the FDIC determines that the Bank fails to meet any standard prescribed by the guidelines, it may require the Bank to submit an acceptable plan to achieve compliance with the standard. The Bank maintains a program to meet the information security requirements and believes it is currently in compliance with this regulation.

Real Estate Lending Standards

FDIC regulations require the Bank to adopt and maintain written policies that establish appropriate limits and standards for real estate loans. These standards, which must be consistent with safe and sound banking practices, must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value ratio limits) that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The Bank is obligated to monitor conditions in its real estate markets to ensure that its standards continue to be appropriate for current market conditions. The Bank’s board of directors is required to review and approve the Bank’s standards at least annually. The Bank was required to strengthen certain of these standards under the Bank Order, and the Bank’s board of directors is required to increase its participation in the affairs and supervision of the Bank. See “— Cease and Desist Orders” above. The Bank believes that it is currently in compliance with these requirements of the Bank Order.

The FDIC has published guidelines for compliance with these regulations, including supervisory limitations on loan-to-value ratios for different categories of real estate loans. Under the guidelines, the aggregate amount of all loans in excess of the supervisory loan-to-value ratios should not exceed 100.0% of total capital, and the total of all loans for commercial, agricultural, multifamily or other non-one-to-four family residential properties should not exceed 30.0% of total capital. Loans in excess of the supervisory loan-to-value ratio limitations must be identified in the Bank’s records and reported at least quarterly to the Bank’s board of directors. As of December 31, 2010 and 2009, the Bank’s aggregate loans in excess of the supervisory loan-to-value ratios were 122.0% and 129.0% of total capital, respectively, and the Bank’s loans on commercial, agricultural, multifamily or other non- one-to-four family residential properties in excess of the supervisory loan-to-value ratios were 9.0% and 9.0% of total capital, respectively. The Bank has consistently operated above the aggregate 100.0% of capital guideline limit since these standards were imposed. In 2009, the regulators directed the Bank to reduce these levels to conform to the 100.0% of capital guideline level. Total supervisory loan-to-value exception exposure decreased $50.3 million, from $219.9 million at December 31, 2009 to $169.6 million at December 31, 2010. The Bank’s goal was 100.0% of risk-based capital by December 31, 2009, however, we did not achieve that goal. We will need additional capital in order to meet this goal.

Guidance on Real Estate Concentrations

On December 6, 2006, the federal banking agencies issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank’s commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The FDIC and other bank regulatory agencies will be focusing their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. A bank that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate loan or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk:

•	total reported loans for construction, land development and other land represent 100.0% or more of the bank’s risk-based capital; or

•

total commercial real estate loans (as defined in the guidance) represent 300.0% or more of the bank’s risk-based capital and the outstanding balance of the bank’s commercial real estate loan portfolio has increased 50.0% or more during the prior 36 months.

The strength of an institution’s lending and risk management practices with respect to such concentrations will be taken into account in supervisory evaluation of capital adequacy.

On March 17, 2008, the FDIC issued a release to re-emphasize the importance of strong capital and loan loss allowance levels and credit risk management practices for institutions with concentrated commercial real estate exposures. The FDIC suggested that institutions with significant construction and development and commercial real estate loan concentrations (1) increase or maintain strong capital levels, (2) ensure that loan loss allowances are appropriately strong, (3) manage construction and development and commercial real estate loan portfolios closely, (4) maintain updated financial and analytical information on their borrowers and collateral and (5) bolster the loan workout infrastructure.

As required by the Bank Order, the Bank has implemented a plan to reduce its concentrations in construction, land development and other land loans, and in total commercial real estate loans, to be in compliance with regulatory guidance limits and to improve its related risk management practices. The Bank amended its policies to lower its exposure to construction and land-related loans, re-balance its loan portfolio diversification, establish geographic diversification standards and reduce single borrower exposure. The Bank’s plan calls for a reduction in the concentration of construction and land-related loans to 100.0% of Tier 1 capital plus allowance for loan losses, and a reduction in the concentration of all commercial real estate loans, including construction and land, to 300.0% of Tier 1 capital plus allowance for loan losses. Due to the Bank’s significant commercial real estate concentrations, the plan calls for the reductions in these concentrations to be achieved by the end of 2011 based on the assumption that the Bank does not raise additional capital. At December 31, 2010, the dollar level of the construction and land-related concentration had been reduced by $596.9 million since December 31, 2008. The ratio for this time period decreased from 342.0% to 259.8% of risk-based capital. The dollar level of our total commercial real estate concentration had been reduced by $613.1 million from December 31, 2008 to December 31, 2010, however the ratio increased to 562.3% from 498.0% of risk-based capital. We expect to achieve the targeted concentration levels upon receiving the additional capital in this offering.

As part of the concentration reduction plan, the Bank revised its loan portfolio diversification standards, reducing reliance on construction and land loans and establishing geographic limits. The geographic limits set a maximum percentage for each type of loan in our portfolio that may be originated within the lending areas of Washington, Oregon, Idaho and Hawaii and also for lending outside of its market area.

Additionally, the Bank reduced its single borrower limits to a more conservative level. Under its state savings bank charter, the Bank does not have prescriptive single borrower limits. Prior to September 2008, the Bank’s policies permitted lending up to 25.0% of capital to a single borrower without board of directors approval and up to 30.0% of capital with board of directors approval. In June 2010, the Bank lowered its single borrower limit to $20.0 million. During the transition period while the Bank is working to reduce these exposures, no loans will be made without board of director approval to borrowers currently in excess of the $20.0 million limit unless such action serves to strengthen the Bank’s position.

Activities and Investments of Insured State-Chartered Financial Institutions

Federal law generally prohibits FDIC-insured state banks from engaging as a principal in activities, and from making equity investments, other than those that are permissible for national banks. An insured state bank is not prohibited from, among other things, (1) acquiring or retaining a majority interest in certain subsidiaries, (2) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2.0% of the bank’s total assets, (3) acquiring up to 10.0% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions and (4) acquiring or retaining the voting shares of a depository institution if certain requirements are met.

Washington State has enacted a law regarding financial institution parity. The law generally provides that Washington-chartered savings banks may exercise any of the powers of Washington-chartered commercial banks, national banks and federally-chartered savings banks, subject to the approval of the Director of the DFI in certain situations.

Environmental Issues Associated With Real Estate Lending

The Comprehensive Environmental Response, Compensation and Liability Act, or the CERCLA, is a federal statute that generally imposes strict liability on all prior and present “owners and operators” of sites containing hazardous waste. However, Congress has acted to protect secured creditors by providing that the term “owner and operator” excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this “secured creditor” exemption has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan. To the extent that legal uncertainty exists in this area, all creditors, including the Bank, that have made loans secured by properties with potential hazardous waste contamination (such as petroleum contamination) could be subject to liability for cleanup costs, which costs often substantially exceed the value of the collateral property.

Reserves Requirements

The Bank is subject to Federal Reserve Board regulations pursuant to which depositary institutions may be required to maintain non-interest-earning reserves against their deposit accounts and certain other liabilities. Currently, reserves must be maintained against transaction accounts (primarily negotiable order of withdrawal and regular checking accounts). The regulations generally require that reserves be maintained in the amount of 3.0% of the aggregate of transaction accounts over $10.7 million up to $58.8 million. Net transaction accounts up to $10.7 million are exempt from reserve requirements. The amounts of transaction accounts subject to the various reserve ratios are generally adjusted by the Federal Reserve annually. The amount of aggregate transaction accounts in excess of $58.8 million is subject to a reserve ratio of 10.0%.

The Bank is in compliance with the foregoing reserve requirements. Because required reserves must be maintained in the form of vault cash, a non interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the FRBSF, the effect of this reserve requirement is to reduce the Bank’s interest-earning assets. The balances maintained to meet the reserve requirements imposed by the FRBSF may be used to satisfy liquidity requirements. FHLB System members are also authorized to borrow from the Federal Reserve discount window, but FRBSF regulations require such institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

Federal Home Loan Bank System

The FHLB system consists of twelve regional FHLBs. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the board of directors of the individual FHLB. The Bank is a member of the FHLB. As a member, the Bank is required to own stock in the FHLB and currently owns stock in the FHLB with $37.0 million of paid-in capital. The Federal Housing Finance Agency (the “Finance Agency”) is the primary regulator of the FHLB, and the Finance Agency currently classifies the FHLB as undercapitalized. In October 2010, the FHLB entered into a Stipulation and Consent to the issuance of a Consent Order with the Finance Agency, which sets forth requirements for capital management, asset composition and other operating and risk management improvements.

Community Reinvestment Act of 1977

Banks are subject to the provisions of the Community Reinvestment Act of 1977, or the CRA, which requires the appropriate federal bank regulatory agency to assess a bank’s record in meeting the credit needs of the assessment areas serviced by the bank, including low and moderate income neighborhoods. The regulatory agency’s assessment of the bank’s record is made available to the public. Further, these assessments are considered by regulators when evaluating mergers, acquisitions and applications to open or relocate a branch or facility. The Bank currently has a rating of “Outstanding” under the CRA.

Dividends

Dividends from the Bank constitute the major source of funds for dividends that may be paid by the Company to shareholders. The amount of dividends payable by the Bank to the Company depends upon the Bank’s earnings and capital position and is limited by federal and state laws. According to Washington law, the Bank may not declare or pay a cash dividend on its capital stock if this would cause its net worth to be reduced below the net worth requirements, if any, imposed by the Director of the DFI. In addition, dividends on the Bank’s capital stock may not be paid in an amount greater than its retained earnings without the approval of the Director of the DFI. The Bank Order prohibits the Bank from paying any cash dividends without the prior written consent of the Regional Director of the FDIC’s San Francisco Regional Office and the Director of Banks of the DFI.

The amount of dividends actually paid during any one period will be strongly affected by the Bank’s policy of maintaining a strong capital position. Because the Bank is treated as a savings association subsidiary of a savings and loan holding company, it must give the OTS at least 30 days’ advance notice of the proposed declaration of a dividend on its guaranty, permanent or other non-withdrawable stock. Federal law prohibits an insured depository institution from paying a cash dividend if this would cause the institution to be “undercapitalized,” as defined in the prompt corrective action regulations. Moreover, the federal bank regulatory agencies have the general authority to limit the dividends paid by insured banks if such payments are deemed to constitute an unsafe and unsound practice.

Liquidity

The Bank is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity Risk and Capital Resources.”

Compensation

The Bank is subject to regulation of its compensation practices. See “Regulation and Supervision — Regulation of the Company — Compensation Policies.”

Bank Secrecy Act and USA Patriot Act

The Company and the Bank are subject to the Bank Secrecy Act, as amended by the USA PATRIOT Act, which gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers and mandatory transaction reporting obligations. By way of example, the Bank Secrecy Act imposes an affirmative obligation on the Bank to report currency transactions that exceed certain thresholds and to report other transactions determined to be suspicious.

Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among financial institutions, bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act. Among other requirements, the USA PATRIOT Act imposes the following obligations:

•

financial institutions must establish anti-money laundering programs that include, at minimum: (1) internal policies, procedures and controls, (2) specific designation of an anti-money laundering compliance officer, (3) ongoing employee training programs and (4) an independent audit function to test the anti-money laundering program;

•	financial institutions must establish and meet minimum standards for customer due diligence, identification and verification;

•

financial institutions that establish, maintain, administer or manage private banking accounts or correspondent accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) must establish appropriate, specific and, where necessary, enhanced due diligence policies, procedures and controls designed to detect and report money laundering through those accounts;

•

financial institutions are prohibited from establishing, maintaining, administering or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country), and are subject to certain recordkeeping obligations with respect to correspondent accounts of foreign banks; and

•	bank regulators are directed to consider a bank or holding company’s effectiveness in combating money laundering when ruling on various regulatory applications.

Like all United States companies and individuals, the Company and the Bank are prohibited from transacting business with certain individuals and entities named on the Office of Foreign Asset Control’s list of Specially Designated Nationals and Blocked Persons. Failure to comply may result in fines and other penalties. The Office of Foreign Asset Control (“OFAC”) has issued guidance directed at financial institutions in which it asserted that it may, in its discretion, examine institutions determined to be high-risk or to be lacking in their efforts to comply with these prohibitions.

The Bank maintains a program to meet the requirements of the Bank Secrecy Act, USA PATRIOT Act and OFAC and believes it is currently in compliance with these requirements.

Identity Theft

The federal banking agencies finalized a joint rule implementing Section 315 of the Fair and Accurate Credit Transactions Act, or FACT Act, requiring each financial institution or creditor to develop and implement a written Identity Theft Prevention Program to detect, prevent and mitigate identity theft “red flags” in connection with the opening of certain accounts or certain existing accounts. The rule became effective on January 1, 2008 and mandatory compliance for financial institutions commenced on November 1, 2008. Among the requirements under the rule, the Bank was required to adopt “reasonable policies and procedures” to:

•	identify relevant red flags for covered accounts and incorporate those red flags into the program;

•	detect red flags that have been incorporated into the program;

•	respond appropriately to any red flags that are detected to prevent and mitigate identity theft; and

•	ensure the program is updated periodically, to reflect changes in risks to customers or to the safety and soundness of the financial institution or creditor from identity theft.

The Bank maintains a program to meet the requirements of Section 315 of the FACT Act and believes it is currently in compliance with these requirements.

Consumer Protection Laws and Regulations

The Bank and its affiliates are subject to a broad array of federal and state consumer protection laws and regulations that govern almost every aspect of its business relationships with consumers. While this list is not exhaustive, these include the Truth-in-Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the SAFE Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Service Members’ Civil Relief Act, the Right to Financial Privacy Act, the Home Ownership and Equity Protection Act, the Consumer Leasing Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, laws governing consumer protections in connection with the sale of insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including but not limited to, enforcement actions, injunctions, fines, civil liability, criminal penalties, punitive damages and the loss of certain contractual rights. The Bank has a compliance governance structure in place to help insure its compliance with these requirements.

The Dodd-Frank Act establishes the Bureau of Consumer Financial Protection as a new independent bureau within the Federal Reserve system that will be responsible for regulating consumer financial products and services under federal consumer financial laws. The Bureau will have broad rulemaking authority with respect to these laws and exclusive examination and primary enforcement authority with respect to banks with assets of $10 billion or more.

The Dodd-Frank Act also contains a variety of provisions intended to reform consumer mortgage practices. The provisions include (1) a requirement that lenders make a reasonable determination that at the time a residential mortgage loan is consummated the consumer has a reasonable ability to repay the loan and related costs, (2) a ban on loan originator compensation based on the interest rate or other terms of the loan (other than the amount of the principal), (3) a ban on prepayment penalties for certain types of loans, (4) bans on arbitration provisions in mortgage loans and (5) requirements for enhanced disclosures in connection with the making of a loan. The Act also imposes a variety of requirements on entities that service mortgage loans.

The Dodd-Frank Act contains provisions further regulating the payment card transactions. The Act requires the Federal Reserve to adopt regulations limiting any interchange fee for a debt transaction to an amount which is “reasonable and proportioned” to the costs incurred by the issuer. The Federal Reserve has issued proposed regulations which would significantly reduce the fee and thereby reduce fees received by banks that issue debit cards. While there is an exemption from the required reduction for issuers with assets less than $10 billion, it is unclear whether such smaller issuers will, as a practical matter, be able to avoid the reductions.

The Americans with Disabilities Act requires employers with 15 or more employees and all businesses operating “commercial facilities” or “public accommodations” to accommodate disabled employees and customers. The Americans with Disabilities Act has two major objectives (1) to prevent discrimination against disabled job applicants, job candidates and employees and (2) to provide disabled persons with ready access to commercial facilities and public accommodations. Commercial facilities, such as the Bank, must ensure that all new facilities are accessible to disabled persons, and in some instances may be required to adapt existing facilities to make them accessible.

Future Legislation or Regulation

The Dodd-Frank Act authorizes or requires substantial rulemakings by the various banking agencies. Since many of these rules have not been proposed or finalized, it is difficult to determine what the impacts of the Act will be on the Company and the Bank, and future rulemakings under the Act could have an adverse effect on the Company, the Bank and our business, operations or financial conditions.

In addition, in light of recent conditions in the United States economy and the financial services industry, the Obama administration, Congress, the regulators and various states continue to focus attention on the financial services industry. Additional proposals that affect the industry have been and will likely continue to be introduced. We cannot predict whether any of these proposals will be enacted or adopted or, if they are, the effect they would have on our business, our operations or our financial condition.

MANAGEMENT

Directors, Executive Officers and Significant Employees

The following tables set forth certain information with respect to persons who are, or upon consummation of this offering will be, members of the board of directors (including our director nominees named below), executive officers and other significant employees of each of HomeStreet, Inc. and the Bank, including their ages as of December 31, 2010 and positions:

New and Continuing Directors of HomeStreet, Inc.

Name	Age	Director Since		Class	Term Expiration
David A. Ederer, Chairman	68	2005		Class II	2011 Annual Meeting
Mark K. Mason, Vice Chairman	51	2010		Class I	2013 Annual Meeting
Brian P. Dempsey	73	2008	(1)	Class III	2012 Annual Meeting
Gerhardt Morrison	72	2003	(2)	Class III	2012 Annual Meeting
Bruce W. Williams	57	1994		Class I	2013 Annual Meeting

(1)	Mr. Dempsey also served on the board of directors of HomeStreet, Inc. from 1999 to 2001.
(2)	Mr. Morrison did not serve on the board of directors of HomeStreet, Inc. from May 2008 to October 2008.

New and Continuing Directors of HomeStreet Bank

Name	Age	Director Since	Class	Term Expiration
Mark K. Mason, Chairman	51	2010	Class I	2013 Annual Meeting
Glory C. Beijar(1)	34	2007	Class I	2013 Annual Meeting
Brian P. Dempsey	73	1996	Class II	2011 Annual Meeting
David A. Ederer	68	2004	Class I	2013 Annual Meeting
Gerhardt Morrison	72	1986	Class III	2012 Annual Meeting
Scott M. Boggs	55	2006	Class III	2012 Annual Meeting
Thomas E. King	66	2010	Class II	2011 Annual Meeting
George “Judd” Kirk	65	2008	Class II	2011 Annual Meeting
Mary H. Oldshue	59	2007	Class III	2012 Annual Meeting

(1)	pending regulatory approval

Current Directors of HomeStreet, Inc.

Name	Age	Director Since		Class	Term Expiration
David A. Ederer, Chairman	68	2005		Class II	2011 Annual Meeting
Mark K. Mason, Vice Chairman	51	2010		Class I	2013 Annual Meeting
Glory C. Beijar	34	2006		Class III	2012 Annual Meeting
Brian P. Dempsey	73	2008	(1)	Class II	2011 Annual Meeting
Gerhardt Morrison	72	2003	(2)	Class III	2012 Annual Meeting
Janet L. Westling	65	2000		Class III	2012 Annual Meeting
Bruce W. Williams	57	1994		Class I	2013 Annual Meeting
Kathryn A. Williams	64	1994		Class II	2011 Annual Meeting
Marcia F. Williams	61	2001		Class I	2013 Annual Meeting
Wendy S. Williams	56	2001		Class III	2012 Annual Meeting
Karen M. Zimmerman	62	2001		Class II	2011 Annual Meeting
Steven W. Zimmerman	60	2001		Class I	2013 Annual Meeting

(1)	Mr. Dempsey also served on the board of directors of HomeStreet, Inc. from 1999 to 2001.
(2)	Mr. Morrison did not serve on the board of directors of HomeStreet, Inc. from May 2008 to October 2008.

Current Directors of HomeStreet Bank

Name	Age	Director Since	Class	Term Expiration
Mark K. Mason, Chairman	51	2010	Class I	2013 Annual Meeting
Brian P. Dempsey	73	1996	Class II	2011 Annual Meeting
David A. Ederer	68	2004	Class I	2011 Annual Meeting
Gerhardt Morrison	72	1986	Class III	2012 Annual Meeting
Janet L. Westling	65	2000	Class III	2012 Annual Meeting
Kathryn A. Williams	64	1999	Class II	2011 Annual Meeting
Scott M. Boggs	55	2006	Class III	2012 Annual Meeting
Thomas E. King	66	2010	Class II	2011 Annual Meeting
George “Judd” Kirk	65	2007	Class II	2011 Annual Meeting
Mary H. Oldshue	59	2007	Class III	2012 Annual Meeting
Cynthia P. Sonstelie	64	1995	Class I	2013 Annual Meeting

Executive Officers and Significant Employees

Name	Age	Position at HomeStreet, Inc.	Position at HomeStreet Bank
Mark K. Mason	51	Chief Executive Officer, President	Chief Executive Officer, President
David E. Hooston	54	Executive Vice President, Chief Financial Officer	Executive Vice President, Chief Financial Officer
Jay C. Iseman	51	Executive Vice President, Chief Credit Officer	Executive Vice President, Chief Credit Officer
Godfrey B. Evans	56	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary	Executive Vice President, Chief Administrative Officer; General Counsel, and Corporate Secretary
Richard W.H. Bennion	61		Executive Vice President, Residential Lending Director
Patricia A. Leach	59	Executive Vice President	Executive Vice President, Income Property Lending Director
Paul J. Battaglia	47		Senior Vice President, Credit Counsel
Susan C. Greenwald	52		Senior Vice President, Single Family Lending Operations Director
Mark C. Gregory	46		Senior Vice President, Chief Information Officer
Kathleen A. Kanealii	61		Senior Vice President, Business Banking Director
Paulette Lemon	54		Senior Vice President, Retail Banking Director
Pamela J. Taylor	59		Senior Vice President, Human Resources Director
Jeffrey L. Todhunter	55		Senior Vice President, Residential Construction Lending Director
Darrell van Amen	45	Senior Vice President, Treasurer	Senior Vice President, Asset/Liability Manager, Treasurer
Mary L. Vincent	52		Senior Vice President, Risk & Regulatory Oversight Director
Kathryn A. Williams	64		Senior Vice President, Community Relations Director

Directors

HomeStreet, Inc. currently has a 12-member board of directors and the Bank has an 11-member board. Following the closing of this offering, we expect to reduce the size of each board to nine directors. In 2010, the Company’s board of directors met 16 times. The Company’s board of directors is divided into three classes and, therefore, one-third of our directors are elected each year to serve for a three year term or until a successor is duly elected and qualified. Under our bylaws, each of the Company’s directors must be a U.S. residents and shareholder of HomeStreet, Inc. Certain directors have resigned from the HomeStreet, Inc. board of directors, effective as of the closing of this offering, whereupon certain directors from the Bank board will join the board of the Company and additional new directors will be appointed to fill the resulting vacancies. The primary purpose of these resignations is to enable HomeStreet, Inc. to meet the director independence and committee composition requirements set forth in the applicable Nasdaq Stock Market corporate governance rules upon the closing of this offering. The director nominees will not become directors of HomeStreet, Inc. unless and until they receive the approval of the OTS, Federal Reserve and DFI.

The number of directors may be increased or decreased from time to time by our board of directors, provided that a reduction in the number of directors may not shorten the term of an incumbent. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors may be filled solely by the affirmative vote of a majority of the remaining directors then in office, unless otherwise provided by law or by resolution of the board of directors. Immediately after this offering, a majority of our directors will satisfy the definition of “independent director” under the corporate governance rules of Nasdaq.

Mark K. Mason, Director, Vice Chairman, Chief Executive Officer and President of HomeStreet, Inc.; Director, Chairman of the Board, Chief Executive Officer and President of the Bank. Mr. Mason has been the

Company’s Vice Chairman and Chief Executive Officer and the Bank’s Chairman and Chief Executive Officer since January 19, 2010. Mr. Mason was hired as a consultant beginning September 28, 2009, and we announced in October 2009 that he would be named Chief Executive Officer and a member of the boards of directors subject to regulatory approval. We received those approvals on January 19, 2010. Mr. Mason received regulatory approval to serve as the President of the Bank on July 31, 2010 and as the President of the Company on August 16, 2010. From 1998 to 2002, Mr. Mason was president, chief executive officer and chief lending officer for Bank Plus Corporation and its wholly owned banking subsidiary, Fidelity Federal Bank, where Mr. Mason also served as the chief financial officer from 1994 to 1995 and as chairman of the board of directors from 1998 to 2002. From 1995 to 1998, Mr. Mason served as chief financial officer for First Alliance Corporation. Prior to 1994, Mr. Mason managed consulting, accounting and auditing services for Deloitte and Touche and served as a director and chief financial officer for The Eadington Companies, a diversified commercial real estate development, agriculture and lumber products company. Most recently, Mr. Mason served as president of a startup energy company, TEFCO, LLC, and he served on the boards of directors of Hanmi Financial Corp., San Diego Community Bank, and The Bjurman Barry Family of Mutual Funds. Mr. Mason is a certified public accountant (inactive) and holds a bachelor’s degree in Business Administration with an emphasis in Accounting from California State Polytechnic University. Mr. Mason brings extensive business, managerial and leadership experience to our board of directors. Mr. Mason was selected to serve as a director because of his significant experience as an executive officer, director and consultant to banks and mortgage companies, his credit and lending experience, finance and accounting education and experience, distressed institution turnaround experience and relationships in the banking industry and the capital markets.

Glory C. Beijar, Director of HomeStreet, Inc. Ms. Beijar joined the Company’s board in 2006. Ms. Beijar will become a member of the board of directors of the Bank, subject to applicable regulatory approval, and has resigned as a director of HomeStreet, Inc. effective upon the completion of this offering. Since 2005, Ms. Beijar has served as chief financial officer and chief operating officer and as a member of the board of directors of the Anatec Group of Companies. Prior to joining the Anatec Group of Companies, she was a strategy and marketing consultant for CESMO/DevoTeam, a consulting firm based in Paris, France, from 2001 to 2004. She received a bachelor’s degree in International Economics and French from the University of California at Los Angeles and a master’s degree in Managing Technology and Innovation from the Universite de Dauphine, Paris IV. Ms. Beijar is the niece of director Janet Westling. Ms. Beijar was selected to serve as a director because of her financial education and experience in finance, business and management.

Brian P. Dempsey, Director of HomeStreet, Inc. and the Bank. Mr. Dempsey joined the Bank as a member of the board of directors in 1996. From 1999 until 2001, he also served as a member of the board of directors of the Company. Mr. Dempsey rejoined the board of directors of the Company in 2008 and currently serves as a member of the board of directors of the Company and as lead director of the Bank. Mr. Dempsey previously served as vice chairman of the Bank from 1996 to 2001. Between 1991 and 2002, Mr. Dempsey served as a member of the board of directors of Golden State Bancorp. He also served as president and chairman of University Savings Bank from 1984 to 1994. Mr. Dempsey previously served as a member of the board of directors of the Federal Home Loan Bank of Seattle, as president of Talmadge Hamilton House (a United Way Agency) and as chairman of the Washington Savings League. Mr. Dempsey received a bachelor’s degree in Business Administration and a masters of business administration from the University of Washington. Mr. Dempsey was selected to serve as a director because of his significant experience as an executive officer and director of several financial institutions, his experience as a director on several public company boards, his experience on board committees and his professional degrees and training in business and management.

David A. Ederer, Director and Chairman of the Board of HomeStreet, Inc. and director of the Bank. Mr. Ederer joined the Bank in 2004 as a member of its board of directors and in 2005 also became a member of the board of directors of HomeStreet, Inc. Mr. Ederer was elected chairman in 2009. Since 1974 Mr. Ederer has served as the chairman of Ederer Investment Company, a private investment company, and he currently serves on the board of directors of the Prostate Cancer Foundation (formerly CaPCURE), PONCHO, CRISTA Ministries and the University of Washington Medical Institute for Prostate Cancer Research. Mr. Ederer has previously served as a director of a number of public and private companies, organizations and institutions, including Cascade Natural Gas, University Savings Bank, Farmers New World Life Insurance Company, Children’s Hospital and Seattle Pacific University. Mr. Ederer is a certified public accountant (inactive) and managed consulting, accounting and auditing services for Price Waterhouse from 1965 to 1974. Mr. Ederer received a bachelor’s degree in Business Administration from the University of Washington. Mr. Ederer was selected to serve as a director because of his experience as a director on public company boards, his experience on board committees, his financial expertise and his professional degrees and training in business and management.

Gerhardt Morrison, Director of HomeStreet, Inc. and the Bank. Mr. Morrison joined the Bank in 1986 as a member of the board of directors. He served as a member of the board of directors of HomeStreet, Inc. from 2003 until May 2008, and rejoined the board of directors of the Company in October 2008. Mr. Morrison is a retired business attorney. He previously served as chairman of the Bogle & Gates’ Business Law Department until his retirement on December 31, 1997. He has also served as a trustee of the Northwest Hospital and as chairman of its audit committee, as a director and treasurer of Citizens for Smart Growth (Blaine County, Idaho), a trustee of Zion Preparatory Academy, chairman and trustee of Big Brothers of Seattle, a trustee of the Overlake School, and as a trustee of the Seattle Repertory Theatre. Mr. Morrison received a bachelor’s degree in Business Administration and Accounting from the University of Washington and a law degree from Stanford Law School. Mr. Morrison was selected to serve as a director of HomeStreet, Inc. and HomeStreet Bank because of his significant financial and legal experience, business, accounting and legal degrees, and significant relationships in the business and legal communities in Seattle.

Janet L. Westling, Director of HomeStreet Inc. and the Bank. Ms. Westling has served as a member of the board of directors for both the Bank and the Company since 2000. Ms. Westling has resigned as a director of HomeStreet, Inc. and HomeStreet Bank effective upon the completion of this offering. Ms. Westling retired in 2000. Prior to that she was the administrative manager in a family business, Good Earth Construction Company, from 1995 to 2000. From 1992 to 1995, she was a health insurance agent and financial advisor for New York Life Insurance Company. Ms. Westling received a bachelor’s degree in Art from the University of California, Berkeley. Ms. Westling is the first cousin of directors Bruce Williams, Marcia Williams, Wendy Williams, Karen Zimmerman and Steven Zimmerman as well as director and executive officer Kathryn Williams. She is also aunt to director Glory Beijar. Ms. Westling was selected to serve as a director because of her general business experience and civic and community involvement.

Bruce W. Williams, Director of HomeStreet, Inc. Mr. Williams has served as a member of the board of directors for HomeStreet, Inc. since 1994. Mr. Williams began serving as an officer of the Company in 1990, first as our general counsel and then as a senior vice president. In 2000, he was promoted to president and chief operating officer and then to chief executive officer in 2002, a position that he held until January 2010 when we received regulatory approval of Mr. Mason’s appointment as Chief Executive Officer. Mr. Williams resigned as president on January 19, 2010. Mr. Williams holds a bachelor’s degree in History from Stanford University and a law degree from the University of Washington School of Law. Mr. Williams is the brother of director and executive officer Kathryn Williams and directors Marcia Williams and Wendy Williams, and is the first cousin of directors Janet Westling, Steven Zimmerman and Karen Zimmerman. Mr. Williams was selected to serve as a director of the Company because of his experience as an executive officer, director of the Bank, legal degree and experience and involvement in local community affairs in Seattle.

Kathryn A. Williams, Director of HomeStreet, Inc.; Director and Senior Vice President and Community Relations Director of the Bank. Ms. Williams has served as a member of the board of HomeStreet, Inc. since 1994 and as a member of the board of the Bank since 1999. Ms. Williams has resigned as a director of HomeStreet, Inc. and HomeStreet Bank effective upon the completion of this offering. She has also served as Senior Vice President of the Bank since 1988, and as Vice President of Loan Administration at the Bank from 1978 through 1985. She returned to the Bank in 1988 as Senior Vice President and Director of Communications and Marketing, subsequently moving to her current position of Senior Vice President, Director of Community Relations in 2000. Ms. Williams has also held leadership roles with a number of community organizations, including serving on the Advisory Board for the University of Washington, School of Social Work, the board of directors of the Woodland Park Zoo, the board of directors of the Mountain-to-Sound Greenway, the board of trustees of Seattle Rotary, and the board of directors of the Downtown Seattle Association. Ms. Williams received a bachelor’s degree in Sociology from University of Washington, a master’s degree in social work from University of Washington School of Social Work, a master’s of business administration in Finance from University of Puget Sound, and is a graduate of the School of Mortgage Banking and an Accredited Mortgage Professional (AMP). Ms. Williams is the sister of directors Bruce Williams, Wendy Williams and Marcia Williams. She is also the first cousin of directors Janet Westling, Steven Zimmerman and Karen Zimmerman. Ms. Williams was selected to serve as a director of HomeStreet, Inc. and HomeStreet Bank because of her experience in loan administration and her industry banking education, business degree, and leadership roles in educational and charitable organizations in Seattle.

Marcia F. Williams, Director of HomeStreet, Inc. Ms. Williams joined HomeStreet, Inc. in 2001 as a member of its board of directors. Ms. Williams has resigned as a director of HomeStreet, Inc. effective upon the completion of this offering. Ms. Williams has been a member of the faculty of the Department of Rehabilitation Medicine at the University of Washington and as a physical therapy specialist at the Center on Human Development & Disability at the University of Washington since 1977. She is a senior lecturer in the Department of Epidemiology at the School of Public Health & Department of Rehabilitation Medicine within the School of Medicine at the University of Washington. Ms. Williams received a bachelor’s degree in Biological Science from Wellesley College, a physical therapy certification from Simmons College, a master’s degree in public health and Maternal & Child Health from the University of Washington and a Ph.D in Epidemiology from the University of Washington. Ms. Williams is the sister of directors Bruce Williams and Wendy Williams and of director and executive officer Kathryn Williams. She is also the first cousin of directors Janet Westling, Steven Zimmerman and Karen Zimmerman. Ms. Williams was selected to serve as a director because of her significant education and background as an educator, researcher, and author and civic and community involvement.

Wendy S. Williams, Director of HomeStreet, Inc. Ms. Williams joined HomeStreet, Inc. in 2001 as a member of the board of directors. Ms. Williams has resigned as a director of HomeStreet, Inc. effective upon the completion of this offering. Ms. Williams specializes in marketing of business-to-business Internet products. She also has more than twenty years of marketing and sales experience with software and Internet start-ups. Ms. Williams received a bachelor’s degree in Japan Area Studies from the University of Washington and a masters of business administration in Marketing and Finance from the University of Chicago. Ms. Williams is the sister of director and executive officer Kathryn Williams and directors Bruce Williams and Marcia Williams. She is also the first cousin of directors Janet Westling, Steven Zimmerman and Karen Zimmerman. Ms. Williams was selected to serve as a director because of her business degree and marketing and business experience, primarily in the technology industry.

Karen M. Zimmerman, Director of HomeStreet, Inc. Ms. Zimmerman joined HomeStreet, Inc. in 2001 as a member of its board of directors. Ms. Zimmerman has resigned as a director of HomeStreet, Inc. effective upon the completion of this offering. Prior to joining the Company, Ms. Zimmerman worked in several industries, including as a law librarian, legal support staff member, and independent consultant with Avon International since 1999, and secretary to the Assistant Dean of the University of California-San Francisco. She has also served as a vice president of the East Clark County Great Artists Series. Ms. Zimmerman studied at Whitworth College and the University of San Francisco. Ms. Zimmerman is the first cousin of directors Bruce Williams, Marcia Williams, Wendy Williams and Janet Westling and director and executive officer Kathryn Williams. She is also the sister of Steven Zimmerman. Ms. Zimmerman was selected to serve as a director because of her civic and community service.

Steven W. Zimmerman, Director of HomeStreet, Inc. Mr. Zimmerman joined the HomeStreet, Inc. board of directors in 2001. Mr. Zimmerman has resigned as a director of HomeStreet, Inc. effective upon completion of this offering. Since 1979, Mr. Zimmerman has served as the president of Zimco Construction Company, specializing in new home construction and remodeling. Mr. Zimmerman received a bachelor’s degree in

Sociology from the University of Puget Sound and a master’s degree in Divinity from the Iliff School of Theology at the University of Denver. Mr. Zimmerman is the first cousin of directors Bruce Williams, Marcia Williams, Wendy Williams and Janet Westling and director and executive officer Kathryn Williams. He is also the brother of Karen Zimmerman. Mr. Zimmerman was selected to serve as a director because of his experience as a builder and his civic and community service and educational background.

Scott M. Boggs, Director of the Bank. Mr. Boggs joined the Bank in 2006 as a member of the board of directors. Prior to joining the Bank, Mr. Boggs was employed by Microsoft Corporation from 1993 to 2008 where he served in a variety of positions including vice president, corporate controller form 1998 to 2003. Mr. Boggs was also an adjunct professor for the Seattle University Albers School of Business and Economics teaching accounting and information systems from 2004 until 2009. Mr. Boggs previously served as a trustee and chair of the audit committee and budget and investments committee of the Financial Executives Research Foundation from 2002 to 2008, as director, chair of the pension committee and audit committee and designated financial expert of the Cascade Natural Gas Corporation from 2004 to 2007, and director, vice chair of audit committee and designated financial expert of the Safeco family of mutual funds from 2002 to 2004. He is a former member of the King County Strategic Technology Advisory Council, the Seattle University Accounting Advisory Board and the Financial Executives International. Mr. Boggs started his career as a certified public accountant with Deloitte, Haskins & Sells form 1977 to 1985, and he received his bachelor’s degree in Accounting from the University of Washington. Mr. Boggs was selected to serve as a director of HomeStreet Bank because of his significant accounting and financial experience, his accounting credentials and degree as well as his experience as a designated financial expert on audit committees.

Thomas E. King, Director of the Bank. Mr. King joined the Bank in 2010 as a member of the board of directors. Prior to joining the Bank’s board, Mr. King served as president and chief executive officer, chief credit officer and director of San Diego Community Bank from 2001 to 2006. Since retiring from San Diego Community Bank following its sale to First Banks, Inc. in 2006, Mr. King has provided consulting services to banks and other financial services companies. Prior to joining San Diego Community Bank, he served as executive vice president and chief operating officer of Fullerton Community Bank from 1997 to 1998, president and chief executive officer and director of the Bank of Southern California from 1994 to 1996, and president, chief executive officer and director of CapitolBank Sacramento from 1992 to 1994. From 1969 to 1992, Mr. King held various senior positions in commercial lending, real estate lending, credit administration, corporate and merchant banking and retail banking at Security Pacific National Bank. He received a bachelor’s degree in Business Administration from California State University, Northridge. Mr. King was chosen to serve as a director of HomeStreet Bank because of his experience as an executive officer, director and consultant to banks and financial services companies, his commercial banking relationships, his financial experience, commercial lending and credit administration experience and distressed institution turnaround experience.

George “Judd” Kirk, Director of the Bank. Mr. Kirk has served as a member of the board of directors of the Bank since 2008. Mr. Kirk has served as president of Port Blakely Communities, Inc. from 1997 to 2007 and as its Chief Executive Officer from 2007 to 2008. Prior to joining Port Blakely Communities, he served as president of Skinner Development Company and until 1986, chaired the Real Estate Department of Davis Wright Tremaine LLP in Seattle. Mr. Kirk is a member of the Washington State Bar Association (WSBA). He has previously served as a member of the Urban Land Institute (CDC Council), American College of Real Estate Lawyers, and the Pacific Real Estate Institute. He is also a member of the boards of directors of several community organizations, including University of Washington Physicians, and the Cascade Land Conservancy Advisory Board. Mr. Kirk has previously served as the chairman of the WSBA Real Property, Probate and Trust Section. He has been a speaker at seminars for the Urban Land Institute, Pacific Coast Builders Conference, Practicing Law Institute and WSBA. Mr. Kirk received a bachelor’s degree in Finance from the University of Washington, School of Business, and a law degree cum laude from Harvard Law School. Mr. Kirk was selected to serve as a director of HomeStreet Bank because of his business and management experience, his real estate development experience, his knowledge of real estate and real estate finance and his legal experience, as well as his civic and community service involvement.

Mary H. Oldshue, Director of the Bank. Ms. Oldshue joined the Bank’s board of directors in 2007. Ms. Oldshue previously has served as a member of the boards of directors for a number of for-profit and non-profit organizations, including Metro One, a publicly held telecommunications company, from 2006 to 2009, the board of trustees of Marylhurst University from 2000 to 2009, the board of the Alumnae and Alumni of Vassar College from 2006 to 2010. Ms. Oldshue has served as an advisory council member of the Center for Ethics in Healthcare at Oregon Health & Sciences University since 1990 and was appointed life trustee at Marylhurst University in 2009. Ms. Oldshue began her career in 1973 with Chemical Bank in New York City (now a part of JP Morgan Chase) in their officer training program, advancing to credit analyst and then commercial and real estate lending officer. In 1980 she became treasurer of NERCO, a natural resources company wholly owned by PacifiCorp, until its public offering in 1984. In 1987, she became the chief financial officer of Pacific Development Inc., a company founded by PacifiCorp to acquire over 70 blocks in Portland’s central business district. In 1993 she became an independent consultant in finance and business development. Ms. Oldshue received a bachelor’s degree from Vassar College. Ms. Oldshue was selected to serve as a director of HomeStreet Bank because of her general business knowledge, her finance and banking experience and her service on several boards as a director, as well as her civic and community involvement.

Cynthia P. Sonstelie, Director of the Bank. Ms. Sonstelie joined HomeStreet, Inc. in 1994 as a member of the board of directors and served until 2004. Beginning in 1995, she has served as a member of the board of directors of the Bank. Ms. Sonstelie is retired and has resigned as a director of HomeStreet Bank effective upon the completion of this offering. Prior to her retirement, she was an independent human resources consultant from 1997 to 2005, and she served as vice president of human resources for Simpson Investment Company from 1984 to 1997. She is also a member of the Advisory Board for Buerk Dale Victor LLC and a lifetime member of the board of directors of the YMCA of Greater Seattle. Ms. Sonstelie has previously served on the board of directors of Calla Bay, Inc., Seattle University, Forest Ridge School, United Way of King County, Timber Operators’ Council, HealthPlus, Camp Fire and the Azimuth Foundation. Ms. Sonstelie received a bachelor degree in History and Social Science from Southern Methodist University and a master’s degree in International Studies from Johns Hopkins University. Ms. Sonstelie was selected to serve as a director of HomeStreet Bank because of her general business knowledge and her experience in human resources and executive compensation matters as well as her civic and community involvement.

Executive Officers

David E. Hooston, Executive Vice President and Chief Financial Officer of HomeStreet, Inc. and the Bank. Mr. Hooston has been the Chief Financial Officer for both HomeStreet, Inc. and the Bank since January 20, 2010. Mr. Hooston was engaged to act as a consultant for the Company and the Bank beginning August 31, 2009. Prior to that, Mr. Hooston was managing partner of Granite Bay Partners, LLC, a private equity firm focused on the financial services industry. From 1994 to 2007, Mr. Hooston worked for Belvedere Capital Partners, LLC, a private equity firm focused on investing in banking institutions on the West Coast. Concurrently, he served in various roles with Belvedere’s owned investments, including chief financial officer, president and chief operating officer, and director of Placer Sierra Bancshares, its subsidiaries and predecessor institutions. From 1990 to 1995 Mr. Hooston was a financial consultant to banking institutions. From 1984 to 1990, Mr. Hooston was the chief financial officer of ValliCorp Holdings, Inc. From 1979 to 1984, Mr. Hooston was with the accounting firm of Price Waterhouse & Company. Mr. Hooston is a certified public accountant (inactive) and holds a bachelor’s degree in Business Economics from the University of California, Santa Barbara.

Jay C. Iseman, Executive Vice President and Chief Credit Officer of HomeStreet, Inc. and the Bank. Mr. Iseman joined the Bank in August 2009 and currently serves as the Executive Vice President and Chief Credit Officer of the Company and the Bank. Prior to his current position and since joining the Company in 2009, Mr. Iseman has served as Senior Vice President, Credit Administration and Vice President, Special Assets Group and OREO Group Manager and Income Property Credit Administrator. Mr. Iseman served as senior vice president and senior portfolio manager of commercial special assets with Bank of America between 2008 and 2009 and as vice president and client manager with Bank of America from 2000 to 2007. During 2008, prior to returning to Bank of America, Mr. Iseman served as vice president and senior relationship manager with Key Bank Real Estate Capital. Mr. Iseman holds a bachelor’s degree in Business Administration and Economics from Seattle Pacific University and a certificate of advanced study in International Finance and Marketing from the American Graduate School of International Management.

Godfrey B. Evans, Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary of HomeStreet, Inc. and the Bank. Mr. Evans joined HomeStreet in November 2009 and currently serves as the Executive Vice President, General Counsel and Chief Administrative Officer. From 2008 until joining HomeStreet, Mr. Evans was the managing director of the bankruptcy and restructuring practice group at Marshall & Stevens. Prior to this, Mr. Evans served as interim general counsel and chief restructuring officer for Chapeau, Inc. From 2005 to 2008, Mr. Evans served as a practicing attorney and as a project professional for Resources Global Professionals, and from 1987 to 2002, Mr. Evans served as executive vice president, chief administrative officer, general counsel and corporate secretary for Fidelity Federal Bank and its holding companies. Mr. Evans also served as an attorney for Gibson, Dunn & Crutcher LLP from 1982 to 1987. Mr. Evans is admitted to practice in California and is a member of the California state bar. Mr. Evans holds bachelor’s degree and master’s degree in Architecture from the University of California, Berkeley and a law degree from Loyola Law School in Los Angeles.

Richard W.H. Bennion, Executive Vice President of HomeStreet, Inc; Executive Vice President and Residential Lending Director of the Bank. Mr. Bennion joined HomeStreet in 1977 and currently serves as the Bank’s Executive Vice President and residential lending director. Prior to his current position, Mr. Bennion managed the Bank’s Seattle Metro, Tacoma and Federal Way mortgage branches in various positions over a 14-year period from 1981 to 1995. He has been a member of the Fannie Mae Western Business Center Advisory Board since 2004, Chair of the Housing Partnership, a nonprofit organization, from 2001 to 2007 and a member of the University of Washington Milgard School of Business Advisory Board since 2004. Mr. Bennion is the past director of the Homebuilders Association of Tacoma-Pierce County, the past director and president of Puget Sound Mortgage Lenders Association and Washington Mortgage Lenders Association. Mr. Bennion holds a bachelor’s degree in History and China Regional Studies from the University of Washington and a masters of business administration from the University of Washington and is a graduate of the School of Mortgage Banking.

Patricia A. Leach, Executive Vice President of Home Street, Inc.; Executive Vice President and Income Property Lending Director of the Bank. Ms. Leach joined the Bank in 1985 and since 1998 has served as the Executive Vice President and Income Property Lending Director. Since 1985 Ms. Leach has also served as Senior Vice President and Manager of Income Property Finance, Vice President and Income Property Loan officer, and income property loan closer. Ms. Leach is a member of the board of directors of the Seattle Housing Resources Group, member of Commercial Real Estate Women, member of National Association of Industrial and Office Parks, past chair and member of Embers, an industry peer group, and a member of the mortgage banking committee of the Mortgage Bankers Association of America. She is also treasurer of the Urban Land Institute of Seattle. Ms. Leach previously served as chairperson of Embers, chairperson of the Affordable Housing Committee, co-chairperson of the Multifamily Committee, a member of the board of directors of Common Ground, a member of the Income Property Committee of Seattle Mortgage Bankers, a member of the Fannie Mae Housing Impact Advisory Council and a member of the Fannie Mae Partnership Office Advisory Council. Ms. Leach received her bachelor’s degree in Anthropology from the University of New Hampshire and a Master Urban & Regional Planning degree in Housing and Real Estate Finance from George Washington University.

Paul J. Battaglia, Senior Vice President, Credit Counsel of the Bank. Mr. Battaglia has served the Bank since 2010. Mr. Battaglia’s career in both private practice and as in-house bank counsel has focused on commercial, real property, bank litigation issues and mortgage default servicing issues. Prior to joining the Bank, Mr. Battaglia was of counsel to Williams, Kastner & Gibbs from 2009 to 2010, senior in-house counsel at Washington Mutual Bank and JP Morgan Chase from 2005 to 2009, of counsel to Graham & Dunn from 2001 to 2004 and an associate and member of Smith Smart from 1991 to 2000. Mr. Battaglia holds a bachelor’s degree in English from the University of Puget Sound, a J.D. from the University of Washington and is a member of the Washington State and Federal Bar Associations.

Susan C. Greenwald, Senior Vice President, Single Family Lending Operations Director of HomeStreet Bank. Ms. Greenwald joined the Bank in 1984 and currently serves as Senior Vice President, Single Family Lending Operations Director. Ms. Greenwald began her career at the Bank as a secondary marketing assistant and has served in a number of lending-related management roles. Ms. Greenwald has also served as a director and treasurer of Common Ground and a legislative and legal affairs committee member of Seattle Mortgage Bankers Association. Ms. Greenwald has been a member of Seattle Mortgage Bankers since approximately 1987 and is an active participant on various industry committees. She holds a bachelor’s degree in Economics from Southern Oregon College.

Mark C. Gregory, Senior Vice President and Chief Information Officer of the Bank. Mr. Gregory joined the Bank in 2007 as Chief Information Officer. Prior to joining the Bank, he held various positions at Safeco Corporation, including vice president, application solution delivery from 2006 to 2007, vice president, IT infrastructure operations from 2003 to 2006, assistant vice president, enterprise and corporate systems from 2001 to 2003, and assistant vice president, corporate and financial systems. Mr. Gregory holds a bachelor’s degree in Mathematics and Computer Science from Park College, Kansas City.

Kathleen A. Kanealii, Senior Vice President, Business Banking Director of the Bank. Ms. Kanealii joined the Bank in 2002 as Senior Vice President and Business Banking Director. Prior to joining the Bank, Ms. Kanealii served Bank of America as senior vice president and senior relationship manager for middle market commercial lending between 1999 and 2002, and vice president, business banking between 1996 and 1999. Ms. Kanealii also held managerial positions with Puget Sound Bank from 1982 to 1992. She has served as treasurer at Northwest Associated Arts since 1995, and holds a bachelor’s degree in Business Administration and Accounting from the University of Washington.

Paulette Lemon, Senior Vice President, Retail Banking Director of the Bank. Ms. Lemon joined the Bank in 1985 and since 2001 has served as Senior Vice President, Retail Banking Director and as Vice President, Retail Bank Operations Manager prior to 2001. From 1979 to 1985, Ms. Lemon served as Senior Vice President, Operations Officer and Branch Manager/Single Family Loan Officer of Home Savings and Loan Association. She holds a bachelor’s degree in Business Administration from Western Washington University and she has completed graduate work in banking at National School of Banking through Fairfield University. She is an associate member for the Corporate Council of the Arts.

Pamela J. Taylor, Senior Vice President, Human Resources Director of the Bank. Ms. Taylor joined the Bank in 1998 as senior vice president and human resources director. She holds a senior professional human resource certification from the Society for Human Resource Management and a bachelor’s degree in English from California State University, Northridge.

Jeffrey L. Todhunter, Senior Vice President, Residential Construction Lending Director of the Bank. Mr. Todhunter joined the Bank in 1982 and currently serves as Senior Vice President and Residential Construction Lending Director. Prior to his current position with the Bank, he served as vice president and branch manager of the Bellevue lending branch from 1990 to 1997 and construction department manager of the Bellevue lending branch from 1982 to 1989. Prior to joining HomeStreet, Mr. Todhunter was assistant vice president and permanent loan department manager for Old Stone Mortgage Corporation from 1980 to 1982. He holds a bachelor’s degree in Business Administration from the University of Washington.

Darrell van Amen, Senior Vice President, Asset/Liability Manager, Treasurer of the Bank; Senior Vice President and Treasurer of HomeStreet, Inc. Mr. van Amen joined the Bank in 2003 and currently serves as Senior Vice President and Treasurer. Prior to his current position with the Bank, he was the Vice President, Asset/Liability Manager and Treasurer of the Bank and the Company from 2003 to 2010. Prior to that, Mr. van Amen was the Quantitative Analytics Manager for the Royal Bank of Canada from 2001 to 2003. From 1999 to 2001, Mr. van Amen was Vice President and Balance Sheet Manager at Old Kent Financial in Michigan. He holds a bachelor’s degree in Economics from Weber State University and a master’s degree in Economics from Claremont Graduate University.

Mary L. Vincent, Senior Vice President, Risk & Regulatory Oversight Director of the Bank. Ms. Vincent joined the Bank in 1987 and currently serves as Senior Vice President, Risk and Regulatory Oversight Director. Prior to her current position, she served as an assistant vice president, compliance officer from 1987 to 1991, a vice president, internal auditor from 1991 to 1998 and a senior vice president, internal audit director from 1998 to 2004. Ms. Vincent has been a member of the Seattle chapter of the Risk Management Association since 2003 and a member of the Enterprise Risk Management working group of the American Bankers Association since 2009. She holds a bachelor’s degree in Business Administration, Finance from the University of Washington and is a graduate of the Pacific Coast Banking School.

The current terms of the executive officers will expire at such time as their successors are elected.

Committees of the Board of Directors

Committee Membership of Board of Directors of HomeStreet, Inc. Post-Offering

Director	Audit Committee	Human Resources and Corporate Governance Committee
David A. Ederer	Chair
Mark K. Mason
Brian P. Dempsey	X	X
Gerhardt Morrison		X
Bruce W. Williams

Committee Membership of Current Board of Directors of HomeStreet, Inc.

Director	Audit Committee	Human Resources and Corporate Governance Committee
David A. Ederer	Chair
Mark K. Mason
Glory C. Beijar
Brian P. Dempsey	X	X
Gerhardt Morrison		X
Janet L. Westling	X
Bruce W. Williams
Kathryn A. Williams
Marcia F. Williams		X
Wendy S. Williams
Karen M. Zimmerman
Steven W. Zimmerman

Audit Committee

Prior to the closing of this offering, the audit committee of HomeStreet, Inc. has been composed solely of independent directors as required by the Nasdaq corporate governance standards, including Mr. Dempsey, Mr. Ederer and Ms. Westling. Immediately following closing of this offering, the audit committee of the Company’s board is expected to be composed of at least three directors who will each be an independent director, in full compliance with all Nasdaq corporate governance standards and Rule 10A-3 under the Exchange Act with respect to director independence. At least one of those audit committee members will qualify as an “audit committee financial expert.”

The Company’s board of directors has adopted a written audit committee charter that meets the requirements of the applicable Exchange Act rules and the applicable Nasdaq corporate governance standards. A copy of this charter will be available on our website at www.homestreet.com. Among other things, the audit committee charter requires the audit committee to:

•

oversee the financial reporting process on behalf of our board of directors, review and discuss the audited financial statements with management and the Company’s auditors and report the results of its activities to the board;

•	be responsible for the appointment, retention, compensation, oversight, evaluation and termination of our auditors and review the engagement and independence of our auditors;

•	review and approve non-audit services, including a reconciliation of fees actually paid for non-credit services as compared to fees previously approved for such services;

•	review the adequacy of our internal accounting controls and financial reporting processes; and

•	review and enforce our code of ethics.

Human Resources and Corporate Governance Committee

The Company’s human resources and corporate governance committee, or HRCG, acts as both our nominating and corporate governance committee and our compensation committee. The HRCG has the authority to establish and implement our corporate governance practices, nominate individuals for election to the board of directors, and evaluate and set compensation with respect to our executive officers, among other things.

Our board of directors has adopted a written charter for the HRCG that satisfies the applicable standards of Nasdaq corporate governance rules as to both compensation and nominating committee requirements. A copy of this charter will be available on our website at www.homestreet.com. Among other things, this charter calls upon HRCG to:

•	develop criteria for selecting new directors and to identify individuals qualified to become board members;

•	select, or to recommend that the board select, the director nominees for each annual meeting of stockholders;

•	develop and recommend to the board a set of corporate governance principles applicable to the corporation, including periodic review and reassessment of such principles;

•	administer our equity incentive plans, pursuant to the authority delegated to it by our board of directors;

•	set the corporate goals and objectives, if any, relevant to our executive officers’ compensation and evaluate our executive officers’ performance in light of those goals and objectives, if any;

•	establish and oversight of compensation philosophy and programs; and

•	oversee and make decisions regarding executive management salaries, incentive compensation, long-term compensation plans and equity plans for our employees and consultants.

Each member of the HRCG also meets the independence standards established under the newly adopted Section 10C of the Exchange Act and the proposed rules adopted by the SEC directing the national securities exchanges (including the Nasdaq Stock Market) relating to members of compensation committees.

Code of Ethics

Our board of directors has established a code of ethics as defined under the Exchange Act that applies to all HomeStreet directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our code of ethics will be available on our website at www.homestreet.com. We will post on our website any amendments to, or waivers (with respect to our principal executive officer, principal financial officer and principal accounting officer) from, this code of ethics within four business days of any such amendment or waiver. Among other things, the Code of Ethics addresses the following principles:

•	complying with laws and regulations;

•	prohibiting insider trading;

•	avoiding conflicts of interest;

•	avoiding questionable gifts or favors;

•	maintaining accurate and complete records;

•	treating others in an ethical manner;

•	maintaining integrity of consultants, agents and representatives; and

•	protecting proprietary information and proper use of assets.

Director Compensation

Current Non-employee Director Compensation

Non-employee directors of HomeStreet, Inc. receive an annual retainer of $4,600, board of directors meeting fees of $800 per meeting and committee meeting fees of $650 per meeting; provided, however that if the committee meeting is held jointly with the Bank committee, fees for such meeting will be paid in accordance with Bank committee fee policies discussed below. For board or committee meetings less than two hours in duration, fees are reduced to $400.

Non-employee directors of the Bank receive an annual retainer of $13,500, board of director meeting fees of $1,000 and committee meeting fees of $900. For board and committee meetings of less than two hours in duration, fees are reduced to $400.

For both boards of directors, a retainer of $1,500 is paid to the lead director and each committee chair. The committee chairs for each board and the Bank’s lead director are also paid $250 for each meeting chaired in addition to the standard board meeting fee. Board members and committee chairs receive $2,000 for attendance at the annual two-day (or longer) planning retreat. Ad hoc meetings are paid at the same rate as regularly scheduled meetings for board members and committee chairs.

Non-employee Director Compensation After Closing

Following the closing of this offering, we intend to pay non-employee directors of HomeStreet, Inc. and the Bank an annual retainer of $20,000, other than for committee chairs and the Bank’s lead director, who will each earn an annual retainer of $30,000, and the chairman of the HomeStreet board of directors, who will earn an annual retainer of $40,000. In addition, each director will earn a fee of $1,000 per board meeting, and each committee member will earn an additional fee of $500 per committee meeting (other than for telephonic committee meetings less than an hour in duration, for which the fee will be $250). Fifty percent of the annual retainer will be paid in cash and the remaining fifty percent will be paid in common stock under our 2011 equity incentive plan for non-employee directors described below. All meeting fees will be paid in cash.

In addition, we will make equity grants to our directors. The chairman of HomeStreet will receive a one-time grant of 3,000 shares under the 2010 Equity Incentive Plan and all other directors will receive 2,000 shares. One-third of these grants will consist of restricted stock and will vest in equal installments over each of the first three anniversaries of the grant date.

Directors’ Deferred Compensation Plan

In 1999, we adopted a plan to permit directors to defer all or a portion of their fees received for services as a director that would otherwise be payable in cash (with a minimum $2,500 deferral in a plan year for those who elect to make such deferrals). Interest earned on participant deferrals is equal to the average five year daily treasury rate for the quarter. A participant or his or her beneficiary will begin receiving a distribution of his or her deferrals for a particular plan year upon the earliest of (1) a future date specified by the participant, (2) the participant’s death or (3) the date the participant ceases to be a director. The form of payment includes either a single lump sum payment or annual installment payments over a period of up to ten years. The participant has a limited ability to change these elections. We do not intend to continue this plan following the closing of the offering.

2011 Equity Incentive Plan for Non-Employee Directors

Prior to the completion of this offering, but contingent upon its closing, we expect our shareholders to approve the 2011 HomeStreet, Inc., Equity Incentive Plan for Non-Employee Directors. This plan reserves for issuance awards of up to 105,000 shares of our common stock in order to provide for compensation to directors for one-half of the annual board compensation as described above in “—Non-employee Director Compensation After Closing.” All such awards are fully vested immediately upon issuance.

Compensation for Employee Directors

Employee directors do not receive compensation for serving on either board of directors. We intend to continue this practice following the closing of the offering.

Director Compensation Table

The following table shows the compensation paid to our non-employee directors for 2010. All compensation paid to non-employee directors in 2010 was paid in cash. Employee directors are not compensated separately for their services as directors. Bruce W. Williams served as our principal executive officer for a portion of 2010; he received non-employee director compensation beginning in March 2010 as described in the table below. Information regarding his compensation as an executive officer is provided under “Executive Compensation.”

Name	Fees Earned or Paid in Cash($)
Glory C. Beijar(1)	16,608
Brian P. Dempsey(1)	59,150
David A. Ederer(1)	44,025
Gerhardt Morrison(1)	51,925
Janet L. Westling(1)	40,200
Bruce W. Williams	18,340
Marcia F. Williams	20,008
Wendy S. Williams	17,008
Karen M. Zimmerman	16,608
Steven W. Zimmerman	16,208

(1)	Directors paid based on Bank compensation policy for individuals who serve as directors of both HomeStreet and the Bank.

EXECUTIVE COMPENSATION

Our compensation philosophy and programs have been directly impacted by the recent economic downturn and we expect we will continue to be impacted by this for the foreseeable future. Generally, we implemented compensation practices consistent with our complementary goals of preserving the Bank’s safety and soundness, assuring the survival and success of HomeStreet, fairly compensating existing and terminated employees, and attracting and retaining management and other employees whom we believe to be capable of addressing the regulatory and business challenges confronting the Company and the Bank and of taking the steps necessary to promote the termination of the Orders and execute our go-forward business plans. More specifically:

•

In order to counter the impact of the downturn and comply with the Orders, the Bank hired a new Chief Executive Officer and Chief Financial Officer with turnaround skills and experience we believe are necessary to resolve problem assets and recapitalize HomeStreet. The unique circumstances of the Bank required special compensation arrangements to attract individuals with these specialized skills. Our human resources and corporate governance committee, or HRCG, which acts as our compensation committee, hired Towers Watson, an independent third-party compensation consultant, to review and advise HRCG in connection with such compensation arrangements. As a result of that review, the HRCG determined that the compensation packages offered to the Chief Executive Officer and Chief Financial Officer were appropriate and commensurate with the services required. Subsequently, the regulators posed no objection to the arrangements for those officers.

•

In 2008, we suspended our 2002 Long-Term Incentive Plan, or LTIP, for our executives and rescinded unpaid but accrued awards. Beginning in 2009, we imposed a general freeze on salary increases and in 2009 and 2010 we also temporarily suspended contributions to the Employee Stock Ownership Plan (“ESOP”). In addition, we suspended our employer matching contribution under our 401(k) plan from July 2009 to July 2010.

•

We awarded a special, one-time performance and retention incentive bonus to certain key executives in the second half of 2010 to incentivize and retain such key executives and to recognize their efforts in improving HomeStreet’s financial and regulatory condition. In addition, we granted nonqualified stock options, which we refer to as the “2010 retention grants,” to certain senior officers to focus management on stabilizing and recapitalizing the Bank.

Following this offering, we expect to continue our established compensation philosophy, described below, consistent with a financially stable and well capitalized financial institution.

Compensation Program Objectives and Philosophy

We believe it is critical to HomeStreet’s success to attract, retain and incentivize highly qualified executives and to promote a high-performance culture. We have therefore adopted compensation policies that we believe reward executives for achieving and maintaining short- and long-term performance that builds shareholder value. The principles underlying our executive compensation policies and programs include:

•	provide levels of compensation competitive with those offered by our peers and competitors and consistent with our level of performance;

•	attract and retain the most qualified and experienced individuals available to further our success;

•	align the interests of executives and shareholders by linking a significant portion of an executive’s compensation to HomeStreet’s short- and long-term financial performance; and

•	reward and motivate appropriate executive behavior that produces strong financial results while managing risks and promoting regulatory compliance.

This philosophy pertains to executive compensation as well as employee compensation at all other levels throughout our organization.

Notwithstanding our overall compensation objectives, incentive compensation opportunities for specific individuals may vary based on a number of factors, including competing compensation programs available for similar positions, scope of duties, tenure, specialized experience, institutional knowledge and performance. With the exception of our Chief Executive Officer, whose incentive compensation is tied exclusively to corporate performance, we believe a portion of each executive’s potential compensation should be tied to individual performance as evaluated by the HRCG and (other than for our Chief Executive Officer) by senior management. In addition, we believe a meaningful portion of each executive’s total compensation opportunity should be linked to our long-term company-wide goals of safety and soundness, increased shareholder value and risk management. Actual compensation in a given year will vary from the target compensation levels based primarily on the attainment of operating goals, the Company’s overall performance, and changes in shareholder value. In some instances, the amount and structure of compensation results from arm’s-length negotiations with executives, which terms reflect an increasingly competitive market for proven expertise and managerial talent. We design our compensation programs and make individual pay decisions and adjustments in the context of this philosophy.

Decision Making and Policy Making

The HRCG is responsible for setting the policies and compensation levels for our directors and named executive officers and for determining the compensation of our Chief Executive Officer. See “Management — Committees of the Board of Directors — Human Resources and Corporate Governance Committee.” Certain members of senior management, including the Chief Executive Officer, Chief Human Resources Officer, General Counsel and Risk and Regulatory Oversight Director regularly participate in the HRCG process for compensating named executive officers. Executive officers in attendance may provide their insights and suggestions, but only independent committee members may vote on decisions regarding executive compensation, and executive officers are excluded from deliberations regarding their own compensation. In particular, the Chief Executive Officer provides recommendations relating to other executive officers; however, after the HRCG reviews and discusses the Chief Executive Officer’s compensation with him, final deliberations and all votes regarding his compensation are made in executive session, without the Chief Executive Officer present. The committee also ordinarily reviews recommendations and input from compensation consultants regarding executive officers’ compensation.

Participation levels in all incentive programs for named executive officers are established by the HRCG at the beginning of each fiscal year. These participation levels may be increased or decreased after the beginning of a fiscal year at the discretion of the committee. However, it has been the practice of the HRCG to do so only in the event of a material change in an executive officer’s responsibilities. In establishing incentive plan participation levels, the HRCG considers market data relating to compensation practice of our peers as well as internal parity. We do not follow formal guidelines for establishing internal parity, but we do seek to correlate organizational responsibility with participation level. We generally do not pay bonuses under any of our incentive programs for any of our officers, including the Chief Executive Officer and Chief Financial Officer, until our independent public accountants have completed their annual audit.

Interaction with Consultants

The HRCG periodically solicits advice from outside compensation consultants on its compensation policies and practices. In 2010, the HRCG retained Amalfi Consulting, LLC, now McLagan, as an independent third-party consulting company specializing in providing compensation consulting services to financial institutions, to assess our compensation programs and policies. In 2010 and early 2011, McLagan assessed our incentive compensation programs and made recommendations with respect to the new Sound Incentive Compensation Policy Final Guidelines as adopted by our regulators effective June 2010 and the guidelines to be implemented under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The HRCG reviewed the McLagan report and took it into consideration in determining its 2011 incentive plan arrangements for the entire organization.

Based upon a review of the assessment conducted by McLagan and an internal review by our human resources department, we believe that our compensation policies and practices do not encourage excessive risk-taking and are not reasonably likely to have a material adverse effect on HomeStreet. We have implemented certain compensation practices to comply with these guidelines such as:

•

We have designed incentives tied to short-term revenue and profits with elements that include qualitative components such as credit quality, and we retain the discretion to adjust awards should an employee’s activities expose HomeStreet to excessive or inappropriate risk.

•	We eliminated incentive payments on terms and conditions of the loans from our single family loan officer incentive plans.

•

We have created strong controls over the process for designing, implementing and monitoring incentive pay, which are incorporated into the overall compliance framework. All incentive compensation plans are approved by the HRCG as required by regulatory guidelines.

CEO & CFO Peer Group Benchmarking

In 2009, the HRCG, with the assistance of outside compensation consultants, established peer group benchmarks for the new Chief Executive Officer and Chief Financial Officer positions. Peer group benchmarking was not used over the three preceding years for other management positions because we were not increasing base salaries for those other officers. After completion of the offering, we expect to conduct an updated peer group benchmarking study for all of our executive officers. For determining competitive pay for our Chief Executive Officer and Chief Financial Officer in 2009, we considered compensation information for equivalent positions of the following banks:

Banner Corp	Glacier Bancorp
Cascade Bancorp	Pacific Capital Bancorp
Central Pacific Financial, Inc.	Pacwest Bancorp
CoBiz Financial Inc	Sterling Financial Corporation
Columbia Banking System Inc	TriCo Bancshares
CVB Financial Corp.	Umpqua Holdings Corporation
Firstfed Financial Corp.	Washington Fed Inc
Washington Trust Bancorp	WestCoast Bancorp
Westamerica Bancorporation	Western Alliance Bancorp
Frontier Financial Corp

Summary Components of Compensation

Currently, the compensation package for our named executive officers is comprised of base salary, an annual short-term cash incentive plan, stock option awards granted in 2010, a 401(k) plan, health and welfare benefits plan and perquisites.

Base Salary

Named Executive Officers. A base salary is provided to HomeStreet executives to pay for the basic day-to-day job performance and to provide some level of security and consistency. HomeStreet’s executive base salaries are intended to be competitive with our peers. With the exception of the base salaries for our newly hired

Chief Executive Officer and Chief Financial Officer, which are discussed below, aggregate base salaries for our named executive officers are established at approximately the median of competitive market data. The HRCG typically considers several factors when setting the base salaries of each named executive officer. These factors include compensation surveys, the officer’s level of experience and responsibilities, parity of positions with similar responsibilities and the officer’s performance. We evaluate each named executive officer on an annual basis and may adjust his or her base salary based on such evaluation. Salary increases ordinarily are effective on January 1 of each year. Salary surveys have been performed on an ad hoc basis for the purposes of hiring employees but as no base salary increases have been granted to any named executive officers since 2008, no base salary surveys were conducted during 2009 or 2010. After the offering, and subject to the terms of the Orders and other regulatory requirements, the HRCG expects to evaluate base salaries across the board and in comparison to an updated peer group.

2010 Chief Executive Officer and Chief Financial Officer. As discussed above, in January 2010 we hired a new Chief Executive Officer and Chief Financial Officer to help us turn around and recapitalize the Company. The unique circumstances presented by the Bank’s financial condition and the market downturn had a direct impact on the compensation packages for those individuals and resulted in a higher than median base salary in comparison to executives at comparable but healthy institutions. In setting the base salaries for our Chief Executive Officer and Chief Financial Officer, the HRCG considered the peer group benchmarks suggested by our outside compensation consultant. All elements of compensation were reviewed including base salary, short-term incentive, long-term incentives and supplemental benefits/perquisites for the years 2003 to 2008.

Short-Term Incentive Compensation

2011 Management/Support Performance-Based Annual Incentive Plan

HomeStreet executives participate in a short-term cash incentive plan in order to increase performance and to achieve annual goals. We have implemented a Management/Support Performance-Based Annual Incentive Plan (the “Management/Support Plan”) which will apply to certain eligible employees, including the named executive officers. The annual incentive awards granted under this plan will provide payments based upon attainment of specified goals that are intended to align the interests of employees with the interests of HomeStreet. We do not believe any element of the Management/Support Plan encourages participants to incur excessive or unnecessary risks to HomeStreet’s assets or reputation.

The Management/Support Plan design incorporates a tiered approach with annual incentive awards linked to the achievement of pre-defined corporate, department and individual performance goals. The incentive ranges are designed to provide market-competitive payouts for the achievement of target and maximum performance goals. Award opportunity levels, expressed as a percent of salary, have been set for each eligible employee for each plan year. The actual payouts will be calculated as a proportion of minimum, target and maximum performance levels. HomeStreet’s performance will be based on overall success as measured by criteria determined by the HRCG, with input from our Chief Executive Officer. In establishing the specific metrics for the Management/Support Plan, the HRCG focuses, among other things, on mitigating the possibility that such metrics will encourage participants to incur excessive or unnecessary risk. The department and/or individual performance will be based on the department and/or plan participant’s individual success as measured against the predetermined goals. The percentage of payout for overall performance of HomeStreet and for department and/or individual performance will be allocated based on the specific weighting of the goals, the participant’s annual incentive award tier, and the actual performance compared to the pre-determined minimum, target and maximum performance levels. The established incentive targets as a percentage of base salary are: 50.0% for the Chief Executive Officer, 40.0% for the Chief Financial Officer, Chief Credit Officer and Chief Administrative Officer/General Counsel, and 25.0 to 50.0% for business unit executive officers.

For all Management/Support Plan participants other than our Chief Executive Officer, Chief Financial Officer and Chief Credit Officer, incentive awards are based solely upon operating income, which takes into consideration pretax income plus loan loss provision and OREO expenses; gains and losses on sales of nonperforming assets; OREO valuation adjustments; and accruals for incentive payments. For Chief Executive Officer, Chief Financial Officer and Chief Credit Officer, incentive awards are based on operating income as well as on the following asset quality and performance metrics:

•	decreases in the ratio of nonperforming assets to total assets;

•	decreases in the ratio of classified assets to total assets;

•	improvements in net interest margin;

•	growth in core deposits; and

•	a discretionary component that takes into account other key business results.

Specific weighting and targets among these components have not yet been established for 2011 and will depend, among other things, upon the successful completion of this offering.

Adjustment or Recovery of Awards

The Management/Support Plan includes a provision allowing for the reduction or recovery of awards if the HRCG determines that materially inaccurate financial information was used in setting that award or if the recipient’s activities posed risk to the Company. The HRCG will determine the amount of any award that was overpaid as a result of inaccurate information and will send the participant a recovery notice specifying the overpayment amount and the terms for repayment. This clawback period has a rolling three-year look back.

In addition, Section 304 of the Sarbanes-Oxley Act of 2002 provides a basis to recover incentive awards in certain circumstances. If HomeStreet is required to restate its financials due to noncompliance with any financial reporting requirements as a result of misconduct, the Chief Executive Officer and Chief Financial Officer must reimburse the Company for: (1) any bonus or other incentive or equity-based compensation received during the 12 months following the first public issuance of the non-complying document, and (2) any profits the executive realized from sales of HomeStreet securities during that period.

Cash Incentive Awards

Chief Executive Officer and Chief Financial Officer 2010 Cash Incentive Awards. The Chief Executive Officer and Chief Financial Officer received cash incentive compensation in 2010 based on attaining the following objectives: (1) maintaining a primary liquidity ratio at or above 28.0% in the first quarter, 19.0% in the second quarter and 17.0% in the third and fourth quarters; (2) reducing the net noncore funding dependency ratio to 47.0% or less, in the first quarter, 45.0% in the second quarter, 42.0% in the third quarter and 40.0% in the fourth quarter; (3) improving net interest margin to 1.1% in the first quarter, 1.2% in the second quarter, 1.5% in the third quarter, 1.9% in the fourth quarter and 1.5% for the fiscal year; (4) maintaining an efficiency ratio of at least 90.0% in the first and second quarters and 85.0% in each of the third quarter, the fourth quarter and for the fiscal year and, (5) in the case of the Chief Executive Officer only, reducing nonperforming assets so that outstanding levels did not exceed $475.0 million in the first and second quarters, $425.0 million in the third quarter and $315.0 million in the fourth quarter. Bonuses paid based on the reduction in noncore funding, profitability, efficiency and problem assets were subject to clawbacks if subsequent quarter end amounts did not meet the preceding quarter’s milestones.

Other Named Executive Officers 2010 Cash Incentive Award. A special performance-based incentive arrangement was adopted in the second half of 2010 to reward certain executive officers and key employees, not including the Chief Executive Officer and Chief Financial Officer, to recognize their efforts in improving

HomeStreet’s financial condition. The award opportunities were limited to approximately one-half of the incentive targets established for these executive officers and key employees in prior year periods ranging from 8.0% to 50.0% of base salary. These incentive payments were paid on March 15, 2011.

Equity Incentive Compensation

2010 Equity Incentive Plan. On January 20, 2010, the shareholders approved the 2010 Equity Incentive Plan (the “2010 Plan”), which authorizes the grant of nonqualified and incentive stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, stock bonus awards and cash incentive bonus awards. The 2010 Plan will become effective upon the closing of this offering. The maximum number of shares of our common stock issuable under the 2010 Plan is equal to 10.0% of our outstanding shares of common stock on a fully diluted basis and measured immediately after the closing of this offering subject to certain limitations. The purpose of the 2010 Plan is to give us a competitive position in attracting, retaining and motivating officers, employees, directors and consultants and to provide a means whereby officers, employees, directors and consultants can acquire common stock or earn incentive compensation based on the value of our common stock, thereby strengthening their commitment to HomeStreet and promoting an identity of interest with our shareholders. We do not believe that any element of the 2010 Plan encourages excessive or unnecessary risks to HomeStreet’s assets or reputation. The 2010 Plan will be administered by the HRCG. The 2010 Equity Incentive Plan was adopted subject to the condition that no awards be made under the plan until after the Company’s initial public offering: therefore, the HRCG Committee did not define specific performance metrics for 2010.

For all Equity Incentive Plan participants other than our Chief Executive Officer, Chief Financial Officer and Chief Credit Officer, incentive awards are based solely upon operating income, which takes into consideration pretax income plus loan loss provision and OREO expenses; gains and losses on sales of nonperforming assets; OREO valuation adjustments; and accruals for incentive payments. For Chief Executive Officer, Chief Financial Officer and Chief Credit Officer, incentive awards are based on operating income as well as on the following asset quality and performance metrics:

•	decreases in the ratio of nonperforming assets to total assets;

•	decreases in the ratio of classified assets to total assets;

•	improvements in net interest margin;

•	growth in core deposits; and

•	a discretionary component that takes into account other key business results and individual performance.

Specific weighting and targets among these components have not yet been established for 2011 and will depend, among other things, upon the successful completion of this offering.

Under the 2010 Plan, the HRCG may determine that the grant, vesting or settlement of an award may be subject to one or more performance goals. In addition, the 2010 Plan authorizes the HRCG to award restricted stock or restricted stock units, stock bonuses or incentive bonus awards that are conditioned on the satisfaction of pre-established performance criteria.

Promptly following the offering, we expect to make equity grants to our named executive officers under the 2010 Plan. Equity will be granted at the initial public offering price and will have terms and conditions consistent with other equity awards to executives as determined by the HRCG. Each named executive officer will be granted the number of options or restricted stock, as determined by the HRCG, such that the named executive officer’s percentage ownership in the Company (assuming full vesting and exercise of all stock options held by such named executive officer) upon receipt of such equity award is the same as such named executive officer’s percentage ownership immediately prior to the offering (again assuming full vesting and exercise of all stock options and/or restricted stock held by such named executive officer). The employment agreements we are entering into with our named executive officers also provide for such equity compensation awards as described under “—Executive Employment Agreements” below.

2010 Retention Grants. In 2010, the HRCG approved a one-time grant of nonqualified stock option awards that were made outside of the 2010 Plan. We sometimes refer to these awards in this prospectus as the “2010 retention grants.” These awards were granted to retain certain key executives and to focus management on our restructuring and recapitalization. The Chief Executive Officer and Chief Financial Officer each received one-time grant of nonqualified stock options for their efforts in improving our financial condition and reducing overall credit risk and nonperforming assets. On October 22, 2010, our Chief Executive Officer received 125,000 options, our Chief Financial Officer received 35,000 options and our Executive Vice President, Chief Administrative Officer/General Counsel received 25,000 options. Each of these options had an exercise price of $1.20 per share. In addition, on November 19, 2010, other of our executive officers received 2010 retention grants with an exercise price ranging from $0.90 to $1.20 per share. As part of those grants, our Executive Vice President, Chief Credit Officer received a grant of 5,000 options related to his prior position as Senior Vice President, Credit Administration Manager at an exercise price of $1.20 per share and an additional 20,000 options at an exercise price of $0.90 per share. Our Executive Vice President, Residential Lending also received a grant of 10,000 options at a price per share of $1.20. All of the 2010 retention grants have an exercise price equal to or greater than the fair market value of the underlying stock on the date of grant as determined by the Company’s board of directors.

The 2010 retention grants vest as follows: 25% vested immediately upon grant, 25% will vest on the earlier of one year from the date of grant or upon completion of a capital raise, 25% will vest on the earlier of two years from the date of grant or upon termination of the Orders and the remaining 25% will vest upon the third anniversary of the grant. The 2010 retention grants will terminate on the tenth anniversary of the date of grant provided they have not been exercised in full before that time. All unvested options will be cancelled upon resignation or termination without cause, and all vested options will expire 90 days after termination except as may be modified by employment agreements between HomeStreet and the individual executive officers. In the event of termination for cause, all unvested options will be immediately cancelled except as provided for under individual employment agreements of executive officers. All 2010 retention grants will become vested and exercisable immediately upon a change of control of HomeStreet, Inc., as defined in the 2010 retention grant agreements. Shares acquired pursuant to an exercise of these options are subject to a right of first refusal by the Company and can only be transferred to a third party if the Company elects not to exercise its option to purchase. We intend to terminate this right of first refusal upon the closing of this offering.

The level of awards was based on an analysis conducted by Towers Watson, an independent compensation consultant. This analysis provided competitive data on long-term awards expressed as a multiple of base salary. Based on the information provided by Towers Watson, we determined that the award levels provided for the executive officers and key employees were appropriate and consistent with the regional banking industry.

401(k) Savings and Employee Stock Ownership Plan & Trust. We have a 401(k) Savings and Employee Stock Ownership Plan, a defined contribution plan, which we separated into two plans in January 2011, the 40l(k) Savings Plan (the “401(k) Plan”) and the Employee Stock Ownership Plan & Trust (the “ESOP”). Employer Matching contributions for the 401(k) Plan were suspended from July 2009 to July 2010, and no employer contributions have been made to employee ESOP accounts since 2009 due to our financial condition. In addition, all employees, including our named executive officers, are eligible to make pre-tax 401(k) Plan contributions and may be eligible to receive a discretionary matching contribution. Any such discretionary matching contribution matches a participant’s pre-tax 40l(k) Plan contributions at a percentage we determine of the first 6.0% of eligible compensation (subject to IRS limits). Employees are eligible to participate in the 401(k) Plan if they meet the applicable service requirements and are at least 18 years old.

Before contributions were suspended, employer ESOP contributions were determined based on the attainment of goals for overall company financial performance set annually by our board of directors. The contribution was credited to each eligible participant’s ESOP account as a percentage of that participant’s eligible compensation. ESOP stock accounts are invested in our common stock. ESOP employer-directed investment accounts are invested in stocks, bonds and other investments selected by the ESOP fiduciary.

Executive Deferred Compensation. In 2004, we adopted a deferred compensation plan which allows designated executive officers to defer annually all or part of their incentive bonus and to receive an employer contribution equal to the additional employer contributions, if any, that would have been made to the 40l(k) Plan and ESOP based on participants’ eligible compensation if certain IRS limitations on compensation and benefits did not apply. Interest earned on participant deferrals and employer contributions under the plan is equal to the average five year daily treasury rate for the relevant quarter.

A participant or his/her beneficiary receives a distribution of his or her plan deferrals and Company contributions for a particular plan year upon the earliest of: (1) a future date specified by the participant, (2) the participant’s death, (3) the participant’s permanent disability, (4) the participant’s retirement on or after age 65 or (5) the participant’s termination of employment. The form of payment includes either a single lump sum payment or annual installment payments over a period of years, but not more than ten years.

We have suspended this plan at present due to HomeStreet’s financial condition. We anticipate that upon completion of this offering, this plan will be reinstated.

Perquisites and other Personal Benefits. HomeStreet provides the named executive officers with benefits that we believe are reasonable and consistent with our overall compensation program and beneficial to the Company in attracting and retaining qualified executives. Perquisites include health club membership and parking. We have also provided reimbursement for temporary housing, relocation and personal travel for the new Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer/General Counsel who were recruited from out of state.

Health and Welfare Benefits. All named executive officers are provided with the same medical, dental, vision and life insurance programs as all other benefited employees of HomeStreet on the same terms and conditions as applicable to employees generally.

Executive Employment Agreements

We use employment agreements to retain certain executives and the talent, skills, experience and expertise that they provide to HomeStreet, with a goal of protecting the Company and the shareholders and to provide the stability and skilled leadership needed in our current environment. We have approved the principal terms and we intend to enter into two sets of executive employment agreements with each of Messrs. Mason, Hooston, Evans and Iseman. In this section we refer to these individuals as the “contracted executives.” The first set of agreements, which we refer to in this prospectus as the “pre-offering agreements,” will become effective upon execution by the Company and the contracted executive and terminate upon the lifting of the Bank Order, at which point those agreements will be supplanted by the second set of agreements which we refer to as the “post-offering agreements.”

Pre-Offering Executive Employment Agreements

The pre-offering agreements will be effective as of May 3, 2011 and the contracted executives’ employment thereunder will continue until the first to occur of (1) the lifting of the Bank Order; (2) the contracted executive’s resignation, which may or may not be made for “good reason” (as defined in the employment agreements); (3) a notice of termination by HomeStreet, which may be made with or without cause; or (4) the contracted executive’s death or permanent disability. The pre-offering agreements provide for base salaries of not less than $600,000 for Mr. Mason, $300,000 for Mr. Hooston, $240,000 for Mr. Evans and $200,000 for Mr. Iseman. The pre-offering agreements also provide for annual incentive payments of no less than 50.0% of Mr. Mason’s salary and 40.0% of the other contracted executives’ salaries, as well as specified and discretionary equity compensation awards. The equity compensation awards represent a pre-established percentage of the Company’s outstanding common stock as measured on a pre-offering basis: 3.7% (125,000 shares) for Mr. Mason, 1.0% (35,000 shares) for Mr. Hooston, and 0.7% (25,000 shares) for each of Messrs. Evans and Iseman. We sometimes refer in this prospectus to these awards as the initial executive awards.

In the event of a termination of a contracted executive for cause or resignation without good reason, the individual will receive upon termination an amount equal to the sum of: (1) earned but unpaid salary and incentive compensation, (2) the value of any earned but unused vacation and (3) certain unreimbursed expenses. In addition, in the case of a termination by HomeStreet other than for cause, or by the contracted executive with good reason following execution of a release by the contracted executive, he will receive any severance under a non-discriminatory plan approved by our regulatory authorities, and all of the individual’s vested equity grants will remain exercisable for the period of 90 days, other than for awards which, by their terms, provide for a later expiry. In the event of termination of a contracted executive’s employment within one year after or during the ninety (90) days immediately preceding a change of control, as defined in the agreement, then in conjunction with a mutual release, the individual will also receive a severance payment equal to twelve months of his then-current base salary.

Each of the pre-offering agreements also prohibits the contracted executive from soliciting any employee, executive, board member or independent contractor of HomeStreet during the six-month period following termination. Additionally, during the term of employment and for six months thereafter, a contracted executive may not divert, appropriate or accept on behalf of any other person any business or account from any customer.

Post-Offering Executive Employment Agreements

We also intend to enter into new employment agreements (the “post-offering agreements”) with each of the contracted executives that become effective upon the termination of the pre-offering agreements and continue for a term of three years from the effective date, with an automatic renewal for additional one year periods thereafter unless either party gives notice of termination 180 days prior to the expiration of the then-current term. Other than as set forth in this section, the principal terms of the post-offering agreements are the same as those of the pre-offering agreements.

Mr. Mason’s post-offering agreement provides for a base salary of not less than $500,000; salaries for the other contracted executives will remain the same as under the pre-offering agreements. In addition, the post-offering agreements require the Company to grant to each of the contracted executives additional equity awards representing a number of shares equal to the product obtained by multiplying the percentage of our pre-offering common stock reflected by the contracted executive’s initial executive award, by the number of shares of our common stock as measured immediately after the completion of this offering, and subtracting from that result the number of shares represented in the initial executive awards. Seventy-five percent of these awards will take the form of stock options, with an exercise price equal to the initial public offering price; the remaining 25.0% will take the form of restricted stock awards. Stock options will vest ratably in thirds over each of the first three anniversaries of the completion of this offering. Restricted stock awards will vest upon the occurrence of certain events based upon an increase in the price of our common stock in comparison to the price at which this offering is consummated: one-third of the restricted stock awards vest upon an increase in our stock price of 25.0% from the initial public offering price; an additional one-third vest upon an increase of 40.0% from the initial public offering price; and the remaining one-third vest upon an increase of 50.0% from the initial public offering price.

In addition to the payment of earned and unpaid salary and incentive compensation, unused vacation time, and unreimbursed expenses, in the event of termination of a contracted executive’s employment within one year or during the 90 days immediately preceding a “change of control” by the Company other than for “cause” or by the contracted executive for “good reason,” in conjunction with a mutual release agreement, the contracted executive will receive an amount equal to the sum of: (1) two-and-one-half times (in Mr. Mason’s case) or two times (in the case of the other contracted executives) his then current base salary, (2) an amount equal to two-and-one-half times (in Mr. Mason’s case) or two times (in the case of the other contracted executives) the greater of his annual incentive payment earned by the executive in the year prior to termination or the contracted executive’s target incentive payment for the current year and (3) payment of health insurance premiums for executive and his dependents for up to 18 months. In addition, all of the contracted executive’s unvested restricted stock and stock options will immediately vest and will remain exercisable according to any stock option grant or plan.

In addition to the payment of accrued and unpaid salary and incentive compensation, unused vacation time, and unreimbursed expenses, in the event of a termination without cause or resignation for good reason not involving a change in control, in exchange for executing a release, a contracted executive will receive: (1) two times his then current base salary, (2) an amount equal to two times the greater of (a) his annual incentive payment earned in the year prior to termination or (b) his target incentive payment for the current year and (3) payment of health insurance premiums for executive and his dependents for up to 18 months. In addition, all of the contracted executive’s unvested restricted stock and stock options will immediately vest and will remain exercisable according to any stock option grant or plan.

In addition to the prohibitions against solicitation of customers and employees and the diversion of corporate opportunities, the contracted executives’ agreements also contain a six-month non-competition agreement which restricts certain competitive acts on behalf of another bank or thrift located in Washington, Oregon, Idaho or Hawaii.

The post-offering agreements further provide that if any payments received by a contracted executive would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, the Company will pay that individual an additional amount so that his net payment will not be diminished in any respect by the additional excise or other tax due pursuant to Section 280G of the Internal Revenue Code.

Severance and Change in Control Arrangements

We adopted a broad-based, non-discretionary severance plan following approval by the regulators on February 25, 2009. The plan provides one week of pay for every year of service with a minimum payment of two weeks and a maximum payment of 24 weeks. This plan was adopted to further reduce expenses and preserve capital. The plan modification brought HomeStreet’s severance plan within the definition of a “non-discriminatory” severance plan, pursuant to 12 C.F.R §359.1(j), for purposes of the FDIC’s Golden Parachute rules.

Tax Deductibility

The HRCG has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to certain of our executive officers. Section 162(m) places a $1.0 million limit on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officers). In general, certain performance-based compensation approved by shareholders is not subject to this deduction limit. As we are not currently publicly-traded, the HRCG has not previously taken this deductibility limit into consideration in making compensation decisions. We expect that following this offering, the committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limits of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Human Resources and Corporate Governance Committees Report

The HRCG has reviewed the Compensation Discussion and Analysis included in this prospectus and discussed it with management. Based on such review and discussion, the members of the HRCG have recommended to the board of directors that the Compensation Discussion and Analysis be included in this prospectus.

This report is submitted by the Company’s Human Resource and Corporate Governance Committee consisting of Gerhardt Morrison (Chair), Brian Dempsey and Marcia Williams.

Summary Compensation Table

Name and Principal Positions	Year	Salary(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3) ($)	All Other Compensation(4) ($)	Total ($)
Mark K. Mason(5)	2010	601,030	300,000	—	78,247	979,277
Chief Executive Officer

David E. Hooston(5)	2010	302,618	150,000	—	67,963	520,581
Executive Vice President, Chief Financial Officer

Godfrey B. Evans	2010	240,000	114,668	—	79,846	434,514
Executive Vice President, Chief Administrative Officer, General Counsel & Corporate Secretary

Richard W. H. Bennion	2010	203,000	100,000	—	8,973	311,973
Executive Vice President, Residential Lending Director

Patricia A. Leach	2010	213,890	28,592	14	9,078	251,574
Executive Vice President, IP Lending Director

Bruce W. Williams(6)	2010	158,557	—	—	—	158,557
Former Principal Executive Officer

Debra L. Johnson(7)	2010	126,039	—	214	—	126,253
Former Executive Vice President, Chief Financial Officer

Joan Enticknap(8)	2010	212,536	—	—	—	212,536
Former President, Chief Financial Officer

(1)	The figures shown for salary represent amounts earned for the fiscal year, whether or not actually paid during such year. Deferred compensation balance is also included for Ms. Leach – $10,380 and Ms. Johnson – $40,979.

(2)	Represents amounts earned for services rendered during the fiscal year, whether or not actually paid during such fiscal year under the annual incentive plans.

(3)	In fiscal year 2010, no named executive officer (or other employee) accrued benefits (whether or not vested) under any tax-qualified or non-qualified defined benefit or actuarial plan, as determined in accordance with Statement of Financial Accounting Standard 87 (“FAS 87”). The $14.00 attributable to Ms. Leach represents interest paid on her deferred compensation balance. There were no amounts of interest accrued on defined contribution deferred compensation balances at a rate in excess of 120% of the applicable federal long-term rate Section 1274(d) of the Internal Revenue Code of 1986 (“Code”).

(4)

The named executive officers participate in certain group life, health, disability insurance and medical reimbursement plans, not disclosed in the Summary Compensation Table, that are generally available to salaried employees and do not discriminate in scope, terms and operation. The figure shown for each named executive officer includes: (i) 401k matching contributions as follows: Mr. Bennion – $3,045, Ms. Leach – $3,150; (ii) automobile allowance as follows: Mr. Evans – $1,200; (iii) club membership as follows: Mr. Mason – $1,908, Mr. Hooston – $1,908, Mr. Evans – $1,908; (iv) parking as follows: Mr. Mason – $2,220, Mr. Hooston

– $2,220, Mr. Evans – $2,220; (v) housing expense as follows: Mr. Mason – $23,648, Mr. Hooston – $35,850, Mr. Evans – $43,843; (vi) relocation expense for Mr. Mason – $31,852; (vii) personal travel expenses as follows: Mr. Mason – $12,175; Mr. Hooston – $26,523; Mr. Evans – $30,675 (viii) tax gross up for Mr. Mason – $5,891. We provide certain non-cash perquisites and personal benefits to each named executive officer that do not exceed $10,000 in the aggregate for any individual, and are not included in the reported figures.

(5)	Includes $30,645 of consulting income earned by Mr. Mason and $17,426 of consulting income earned by Mr. Hooston prior to their approval as officers of HomeStreet by our regulators.

(6)	Mr. Williams resigned as Chairman and Chief Executive Officer of HomeStreet effective January 20, 2010.

(7)	Ms. Johnson resigned her position effective February 5, 2010.

(8)	Ms. Enticknap resigned her position effective June 30, 2010.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	All Other Option Awards Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards (l)
Mark K. Mason	10/22/2010	125,000	$1.20	$43,750
David E. Hooston	10/22/2010	35,000	$1.20	$12,250
Godfrey B. Evans	10/22/2010	25,000	$1.20	$8,750
Richard W.H. Bennion	11/19/2010	10,000	$1.20	$3,500
Patricia A. Leach	11/19/2010	8,000	$1.20	$2,800

The 2010 Plan was not in place for the named executive officers for 2010. Therefore, no specific target and maximum award opportunities were defined. No awards were earned for 2010 performance results. Options granted in 2010 were discretionary awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name(a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Mark K. Mason	31,250	93,750		$1.20	10/22/2020
David E. Hooston	8,750	26,250		$1.20	10/22/2020
Godfrey B. Evans	6,250	18,750		$1.20	10/22/2020
Richard W.H. Bennion	2,500	7,500		$1.20	11/19/2020
Patricia A. Leach	2,000	6,000		$1.20	11/19/2020

All awards held by our named executive officers at fiscal year end were option awards.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Patricia A. Leach	—	—	14	10,380	—
Debra L. Johnson	—	—	214	40,979	—

(1)	Non-qualified deferred compensation includes benefits provided under our Employee Deferred Compensation Plan.

(2)	Executive contributions would include amounts earned in 2010 that were deferred even if the actual deferral occurred in 2011. There were no deferrals of compensation earned in 2010.

(3)	Earnings did not accrue at above-market or preferential rates and are not reflected in the Summary Compensation Table.

(4)	Debra L. Johnson was the Chief Financial Officer for HomeStreet until February 5, 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2008, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Loan Transactions

From time to time, the Bank makes loans to directors, executive officers and other affiliates in compliance with Regulation O of the Federal Reserve Board Regulations. These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to us, and do not involve more than the normal risk of collectability or present other features unfavorable to us.

Indemnification Agreements

We have entered into indemnification agreements with each of the current and former directors and executive officers of HomeStreet, Inc. Subject to certain limitations, these agreements require us to indemnify these individuals to the fullest extent permitted under applicable law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceedings against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Procedures for Approval of Related Party Transactions

The Bank is subject to the requirements of Regulation O, which places certain restrictions on loan transactions between the Bank and its directors and executive and senior officers (or any of their related interests). The Bank surveys Company and Bank directors and senior and executive officers each year to identify their related interests. The board of directors has adopted a policy for lending to our employees, directors and executive officers to ensure compliance with Regulation O loans by the Bank to our employees, directors and executive officers that exceed $500,000 in aggregate require the approval of the Bank’s board of directors.

Prior to this offering, in addition to the application of Regulation O to certain related-party transactions, we have followed formal conflict of interest policies requiring the review and pre-approval of transactions with a related party by the chief executive officer and audit committee where the related party is a director or by the chairman, chief executive officer or general counsel for non-director employees. Following this offering, in accordance with the audit committee’s charter, the audit committee will review and pre-approve in writing any proposed related party transactions; however, certain types of transactions, including Regulation O Loans, executive officer employment arrangements and director compensation required to be disclosed in our proxy statements, certain charitable contributions, transactions where all shareholders receive a proportional benefit and transaction entered into through a competitive bid prices, may be automatically deemed pre-approved under our Related Persons Transaction Policies and Procedures, a copy of which will be available on our website at www.homestreet.com.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common stock as of April 30, 2011 by:

•	each of the directors and executive officers of HomeStreet, Inc. and the Bank;

•	all of our directors and executive officers as a group; and

•	each person known to us to be the beneficial owner of more than 5% of any class of our securities.

The amounts and percentage of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. The SEC has defined “beneficial” ownership of a security to mean, generally, the possession, including shared possession, directly or indirectly, of voting power or investment power. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Unless otherwise indicated, we believe that each of the shareholders listed has sole voting and investment power with respect to their beneficially owned shares of our common stock.

Prior to this offering we have been substantially owned by descendants of Continental Mortgage Company’s first employee, W. Walter Williams, and by an employee stock ownership plan, or ESOP, operated for the benefit of our employees. Directors Janet Westling, Bruce Williams, Wendy Williams, Marcia Williams, Kathryn Williams, Steven Zimmerman and Karen Zimmerman are grandchildren of W. Walter Williams, and director Glory Beijar is a great-grandchild of W. Walter Williams. Prior to the completion of this offering, the Williams family has owned its shares in HomeStreet subject to a shareholder agreement that requires each family member shareholder to vote his or her shares in a manner determined at a meeting of a family council, thus assuring that all family members vote their shares collectively as the family members have determined. That voting agreement also restricted family members’ transfers of shares to persons outside the Williams family and placed other restrictions on ownership for the shares of HomeStreet. The voting agreement terminates upon completion of this offering.

The percentages reflect beneficial ownership as of April 30, 2011, as determined under Rule 13d-3 under the Exchange Act and are based on 3,377,186 shares of our common stock outstanding immediately prior to this offering, and              shares of our common stock outstanding as of the date immediately following completion of this offering, assuming no exercise of the over-allotment option and no purchase of shares of our common stock by these persons in this offering. In addition, any options exercisable within 60 days of April 30, 2011 will be included in the beneficial ownership of the holder of such option, and the percentage ownership for that holder will be calculated by adding the aggregate number of options exercisable within 60 days of April 30, 2011 to both the number of shares held by that specific shareholder and the total number of shares outstanding. Unless otherwise set forth in the following table, the address of the listed shareholders is c/o HomeStreet, Inc., 601 Union Street, Seattle, Washington 98101.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After to Offering
	Number of Shares of Common Stock	Ownership Percentage	Number of Shares of Common Stock	Ownership Percentage
Five Percent Shareholders:
The ESOP(1)	649,824	19.2%
Williams Family Group(2)	2,181,780	64.6%
Directors and Executive Officers:
Mark K. Mason(3)	31,250	*%
Glory C. Beijar(4)	21,627	*%
Brian Dempsey(5)	11,383	*%
David A. Ederer	4,666	*%
Gerhardt Morrison	3,166	*%
Bruce Williams(6)	638,355	18.9%
Janet L. Westling(7)	185,066	5.5%
Kathryn A. Williams(8)	237,954	7.0%
Marcia F. Williams(9)	216,991	6.4%
Wendy S. Williams(10)	202,244	6.0%
Karen M. Zimmerman(11)	26,273	*%
Steven W. Zimmerman(12)	232,056	6.9%
Scott M. Boggs	1,759	*%
Thomas E. King	—	—
George “Judd” Kirk	189	*%
Mary H. Oldshue	480	*%
Cynthia P. Sonstelie(13)	6,559	*%
David E. Hooston(3)	8,750	*%
Jay Iseman(3)	6,250	*%
Godfrey B. Evans(3)	6,250	*%
Richard W.H. Bennion(14)	31,926	*%
Patricia A. Leach(15)	21,309	*%

All executive officers and directors as a group (32 persons)(16)	1,966,603	56.2%

*	less than 1.0%
(1)	ESOP participants have the authority to direct voting of shares they hold through ESOP in certain circumstances.

(2)	Pursuant to the Family Stockholder Agreement, certain members of the Williams Family Group are subject to a voting agreement as described above.

(3)	Represents options exercisable within 60 days of April 30, 2011.

(4)	Excludes 2,160,153 shares attributable to Glory Beijar by virtue of the Williams Family Shareholder Agreement. Ms. Beijar disclaims beneficial ownership of those shares except to the extent of her pecuniary interest therein.

(5)	Includes 7,000 shares of common stock held by Brian P. Dempsey and Cairns C. Dempsey as joint tenants with right of survivorship.

(6)

Includes 12,033 shares held through the ESOP. ESOP participants have the authority to direct voting of shares they hold through the ESOP in certain circumstances. Also includes (a) 16,967 shares held by Bruce Williams and Gro A. Buer, husband and wife, (b) 117,580 shares held as co-trustee with Ms. Buer for the Marina Sonja Williams Trust dated 12/25/95, (c) 1367.75 shares held as sole trustee for the Marina Sonja Williams Trust dated 12/23/03, (d) 100,048 shares held as executor of the estate of Walter B. Williams;

(e) 100,046 shares held as executor of the estate of Marie W. Williams; (f) 20,107 shares held as the sole trustee of the Walter B. Williams Interim Trust; (g) 34,551 shares held as the sole trustee of the 2000 Karen M. Zimmerman Trust; (h) 34,551 shares held as the sole trustee of the Steven W. Zimmerman Trust; (h) 469 shares held as the sole trustee for the Andrew Alvaro Mullins-Williams 2005 Trust and (i) 97,784 shares held as the sole trustee of the Myers Irrevocable Trust #1. Excludes 1,555,458.25 shares attributable to Bruce Williams by virtue of the Williams Family Shareholder Agreement. Mr. Williams disclaims beneficial ownership of those shares except to the extent of his pecuniary interest therein.

(7)	Includes: (a) 104,021 shares of common stock held as co-trustee for the Westling Family Trust, as Janet Westling’s separate property; (b) 5,220 shares of common stock held as co-trustee for the Westling Family Trust, as community property; (c) 32,430 shares of common stock held as trustee of the John Dale Westling Trust dated 12/22/05; (d) 32,430 shares of common stock held as trustee of the Justin M. Westling Trust dated 12/22/05 and (e) 10,965 shares of common stock held as co-trustee of the Westling Family Trust, as Michael Westling’s Separate Property. Excludes 1,996,714 shares attributable to Ms. Westling by virtue of the Williams Family Shareholder Agreement. Ms. Westling disclaims beneficial ownership of those shares except to the extent of her pecuniary interest therein.

(8)	Includes 750 shares of common stock issuable on exercise of options vested within 60 days of April 30, 2011, and 18,891 shares held through the ESOP. ESOP participants have the authority to direct voting of shares they hold through the ESOP only in certain circumstances. Also includes: (a) 1,367.75 shares of common stock held as trustee for the Andrew Alvaro Mullins-Williams Trust; (b) 10,000 shares of common stock held as trustee for the Andrew A. Mullins-Williams Trust dated 12/27/88 and (c) 51,102 shares of common stock held as trustee for the Mullins-Williams Children’s Trust dated 7/28/93. Excludes 1,951,467.25 shares attributable to Kathryn Williams by virtue of the Williams Family Shareholder Agreement. Ms. Williams disclaims beneficial ownership of those shares except to the extent of her pecuniary interest therein.

(9)	Includes: (a) 1,367.75 shares of common stock held as trustee for the Annika Marie Swanson Trust; (b) 78,660 shares held as co-trustee for the Trust U/A dated 7/7/84 and (c) 1,367.75 shares of common stock held as trustee for the Jordan Williams Swanson Trust. Excludes 1,964,789.50 shares attributable to Marcia Williams by virtue of the Williams Family Shareholder Agreement. Ms. Williams disclaims beneficial ownership of those shares except to the extent of her pecuniary interest therein.

(10)	Excludes 1,979,536 shares attributable to Wendy Williams by virtue of the Williams Family Shareholder Agreement. Ms. Williams disclaims beneficial ownership of those shares except to the extent of her pecuniary interest therein.

(11)	Excludes (a) 34,551 shares of common stock held for the benefit of Karen Zimmerman by Bruce Williams as trustee under the 2000 Karen M. Zimmerman Trust dated 12/22/00 and (b) 2,155,507 shares attributable to Ms. Zimmerman by virtue of the Williams Family Shareholder Agreement. Ms. Zimmerman disclaims beneficial ownership of those shares except to the extent of her pecuniary interest therein.

(12)	Includes: (a) 985 shares of common stock held as trustee for the Kevin Mark Zimmerman Trust Dated 12/20/07; (b) 985 shares of common stock held as trustee for the Hannah Abbey Zimmerman Trust dated 12/20/07; (c) 18,000 shares of common stock held as trustee for the Zimmerman Grandchildren Trust dated 12/25/91; (d) 985 shares of common stock held as trustee for the David John Zimmerman Trust dated 12/20/07; (e) 10,000 shares of common stock held as trustee for the Zimmerman Trust U/A dated 12/84; (f) 985 shares of common stock held as trustee for the Brian Paul Zimmerman Trust dated 12/20/07; (g) 528 shares of common stock held as trustee for the Brook Vanderhoogt Trust Dated 3/13/08 and (h) 528 shares of common stock held as trustee for the Brittney Vanderhoogt Trust dated 3/13/08 and (i) 95,595 shares of common stock held a trustee for Zimmerman Living Trust dated 11/12/97. Excludes (x) 34,551 shares of common stock held for the benefit of Steven Zimmerman by Bruce Williams as trustee for the 2000 Steven W. Zimmerman Trust Dated 12/22/00 and (y) 2,045,319 shares attributable to Mr. Zimmerman by virtue of the Williams Family Shareholder Agreement. Mr. Zimmerman disclaims beneficial ownership of those shares except to the extent of his pecuniary interest therein.

(13)	Includes 3,350 shares held jointly with Ms. Sonstelie’s husband, Richard Sonstelie.

(14)	Includes 2,500 shares issuable on exercise of options vested within 60 days of April 30, 2011 and 23,132 shares held through the ESOP. ESOP participants have the authority to direct voting of shares they hold through the ESOP only in certain circumstances.

(15)	Includes 2,000 shares issuable on exercise of options vested within 60 days of April 30, 2011 and 10,775 shares held through the ESOP. ESOP participants have the authority to direct voting of shares they hold through the ESOP only in certain circumstances.

(16)	Includes an aggregate 68,500 shares issuable on exercise of options vested within 60 days of April 30, 2011, and 115,862 shares held through the ESOP. ESOP participants have the authority to direct voting of shares they hold through the ESOP only in certain circumstances.

HomeStreet, Inc. 401(k) Savings and Employee Stock Ownership Plan & Trust

Our Employee Stock Ownership Plan, or ESOP, is our largest single stockholder. Charles Schwab Trust Company is the trustee for all Plan assets except our common stock. The Bank is the directed trustee for our common stock owned by the Plan. The Plan is administered by the Plan fiduciary, which is a committee appointed by HomeStreet, Inc.’s board of directors and is comprised of Pamela J. Taylor, Richard W.H. Bennion and Patricia A. Leach.

Participants in the ESOP may direct the Plan trustee as to how to vote their shares of our common stock in their ESOP stock accounts with regard to approval or disapproval of any of the following events: (1) corporate merger of HomeStreet, Inc., (2) recapitalization of HomeStreet, Inc., (3) reclassifications of our common stock, (4) liquidation or dissolution of HomeStreet, Inc., or (5) sale of substantially all assets of HomeStreet, Inc. For all other matters, the directed trustee votes the shares of our common stock as a bloc, as directed by the Plan fiduciary.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock is based on our articles of incorporation, our bylaws, Washington law, and certain orders applicable to HomeStreet or the Bank. The summary is not complete and is subject to, and qualified in its entirety by reference to, the terms of our articles of incorporation and bylaws, copies of which we have filed as exhibits to the registration statement of which this prospectus is a part, and the provisions of applicable Washington law and orders applicable to HomeStreet or the Bank. You should read our articles of incorporation, our bylaws, and the applicable Washington law and orders for the provisions that are important to you.

General

Our authorized capital stock consists of 100,010,000 shares, no par value, of which 100,000,000 shares are common stock and 10,000 shares are preferred stock. The rights and preferences of our preferred stock may be established from time to time by our board of directors. Immediately upon completion of this offering, we expect that there will be              shares of our common stock outstanding, assuming the underwriter does not exercise its option to purchase additional shares of our common stock, and no shares of preferred stock outstanding. We will reserve additional shares of our common stock equal to 10.0% of our outstanding common stock after the closing of this offering on a fully diluted basis for issuance of awards to our employees pursuant to our 2010 Equity Incentive Plan and additional shares for awards to our non-employee directors based on their annual compensation under a separate plan.

Common Stock

Except as otherwise required by law or provided in any amendment to our articles of incorporation setting forth the designation for any series of preferred stock, the holders of our common stock possess all voting power for the election of our directors and all other matters requiring shareholder action, except with respect to amendments to our articles of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights in connection with the election of directors.

Except as otherwise provided by law, our articles of incorporation or our bylaws, all matters to be voted on by our shareholders must be approved by a majority of the shares present in person or by proxy at a meeting of shareholders and entitled to vote on the subject matter. Our articles of incorporation require the approval by affirmative vote of 2/3 of the outstanding stock of HomeStreet, Inc. to take the following actions:

•	amend the articles of incorporation;

•	adopt a plan of merger or plan of share exchange;

•	sell, lease, exchange or otherwise dispose of all or substantially all of the property of HomeStreet, Inc., other than in the usual and regular course of business; or

•	dissolve the company.

In the case of the election of directors, where a quorum is present, a plurality of the votes cast shall be sufficient to elect each director.

Holders of our common stock are entitled to receive dividends only when, as and if dividends are approved by our board of directors out of legally available funds. Subject to any preferential rights of any then outstanding preferred stock and to the requirements of Washington law and any order applicable to us, holders of our common stock are entitled to receive the holder’s proportionate share of any such dividends that may be declared by our board of directors. We are subject to various regulatory restrictions relating to the payment of dividends, and at present are precluded from declaring, making or paying any dividends on our common stock without the prior written consent of the OTS under the Company Order. We rely on dividends from the Bank in order to pay dividends to holders of our common stock; however, the Bank is currently prohibited from declaring, making or paying any dividends on its common stock without the prior written consent of the FDIC and DFI under the Bank Order.

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and any preferential rights to holders of our then outstanding preferred stock, if any.

Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of common stock offered by us in this offering, when issued, will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of our common stock, except for the shares of common stock offered pursuant to this offering or that our board of directors authorizes for issuance on an annual basis under the terms of the 2010 Equity Incentive Plan and in the form of stock grants to directors as part of their annual compensation. Authorized but unissued shares of our common stock may be issued from time to time to such persons and for such consideration as our board of directors may determine.

Preferred Stock

None of our shares of authorized preferred stock has been issued or designated as a particular class or series. Our board of directors may, from time to time and without shareholder approval, authorize the issuance of one or more classes or series of preferred stock. Though we have no current intention to issue any shares of preferred stock, our articles of incorporation permit us to issue up to 10,000 shares of preferred stock. Subject to limitations prescribed by law and by our articles of incorporation, our board of directors is authorized to determine the preferences, limitations, voting powers and relative rights for each series of preferred stock that may be issued, including dividend rights, redemption rights, conversion rights and liquidation preferences, and to fix the number of shares of such series. Thus, our board of directors, without shareholder approval, could authorize the issuance of up to 10,000 shares of preferred stock with voting, liquidation, dividend, conversion and other rights that could be superior to the voting and other rights of the holders of our common stock or that could make it more difficult for another company to effect certain business combinations with us.

Our board of directors may at any time authorize the issuance of additional shares of the same series (up to the number of authorized shares of preferred stock), subject to the rights of the holders of any then outstanding preferred stock. Any preferred stock converted, redeemed, exchanged, cancelled or otherwise reacquired by us will, upon such conversion, redemption, exchange, cancellation or reacquisition, have the status of authorized but unissued preferred stock, designated as to series and subject to reissuance by our board of directors.

The issuance of preferred stock may adversely affect the rights of our common shareholders by, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	eliminating the ability of our common stock to elect each of our directors;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control without further action by the shareholders.

We believe that our board of directors’ ability to issue preferred stock on such a wide variety of terms will enable the preferred stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, our board of directors could issue all or part of the preferred stock with, among other things, substantial voting power or advantageous conversion rights. This stock could be issued to persons deemed by our board of directors likely to support our current management in a context for control of us, either as a precautionary measure or in response to a specific takeover threat.

Restrictions on Ownership and Transfer

Under a rebuttable presumption established by the OTS, it is possible that the acquisition of 10% or more of the voting stock of a savings association or its holding company, would, under certain circumstances set forth in the presumption, constitute the acquisition of control. As such, an investor wishing to acquire and hold more than 10% of our common stock after this offering may be required to file a change of control application with the OTS that would need to be approved before such investor could acquire such shares.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (800) 937-5449.

Nasdaq Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the symbol “HMST.”

Material Anti-Takeover Effects of our Charter and Bylaws and of Washington Law

Our charter documents and the Washington Business Corporation Act, or WBCA, contain provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our shareholders. Certain of these provisions are summarized in the following paragraphs.

Authorized but Unissued Shares of Common Stock and Preferred Stock

We believe that the availability of the preferred stock under our articles of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special shareholders meeting. The authorized shares of preferred stock, as well as the authorized but unissued shares of our common stock, will be available for issuance without further action by our shareholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Our board of directors has the power, subject to applicable law, to issue additional shares of common stock or a new series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then prevailing market price of the stock.

Cumulative Voting

The WBCA provides that shareholders have the right to cumulate votes in the election of directors unless our articles of incorporation provide otherwise. Our articles of incorporation expressly disallow cumulative voting in the election of directors.

Increase in the Number of Directors

Our bylaws, which are incorporated into our charter, provide for a range of nine to 13 directors and grants the board of directors authority to increase the number of directors within that range by resolution adopted by the affirmative vote of a majority of the directors then in office. In addition, the board of directors currently has the authority to amend the bylaws to increase the maximum number of directors without seeking shareholder approval. Newly created directorships resulting from an increase in the number of authorized directors, or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, are filled solely by the affirmative vote of a majority of the remaining directors then in office. An increase in the number of authorized directors could have the effect of discouraging a takeover by restricting the ability of a shareholder (or group of shareholders) from changing the majority composition of the board of directors.

Staggered Board of Directors; Removal of Directors

Our articles of incorporation divide our board of directors into three classes with staggered three-year terms. In addition, pursuant to the Company’s bylaws a director may be removed only for good cause and only by an affirmative vote of the shareholders. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled by vote of a majority of our directors then in office.

Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Special Meetings of Shareholders

Our bylaws provide that special meetings of shareholders may be called only by the holders of shares entitled to cast not less than 10.0% of the votes at that meeting, the board of directors, the Chairman of the board of directors, or the Chief Executive Officer. This limited ability to call a special meeting of shareholders may have an anti-takeover effect because a potential acquirer may be impeded from calling a special meeting of shareholders to consider removing directors or to consider an acquisition offer.

Anti-Takeover Effects of Washington Law

Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the Company. Chapter 23B.19 of the WBCA prohibits us, with certain exceptions, from engaging in certain significant business transactions with an “acquiring person” (defined as a person or group of persons who acquire 10.0% or more of our voting securities without the prior approval of the our board of directors) for a period of five years following the acquiring person’s share acquisition date. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive a disproportionate benefit as a shareholder. Exceptions to this statutory prohibition include approval of the transaction at a shareholders meeting by holders of not less than a two-thirds of the shares held by each voting group entitled to vote on the transaction, not counting shares as to which the acquiring person has beneficial ownership or voting control, transactions approved by the board of directors prior to the acquiring person first becoming an acquiring person, or, with respect to a merger, share exchange, consolidation, liquidation or distribution entered into with the acquiring person, transactions where certain other requirements regarding the fairness of the consideration to be received by the shareholders have been met. We may not exempt ourselves from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

SHARES AVAILABLE FOR FUTURE SALE

Upon the completion of this offering, we will have                          shares of our common stock outstanding, assuming the underwriter does not exercise its overallotment option. All of the shares of our common stock sold in the offering will be freely tradable under the Securities Act.

No assurance can be given as to (1) the likelihood that an active market for our common stock will develop, (2) the liquidity of any such market, (3) the ability of our shareholders to sell the securities or (4) the prices that shareholders may obtain for any of the securities. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of our common stock. See “Risk Factors — Risks Relating to This Offering.”

We intend to file with the SEC a registration statement on Form S-8 to register shares of our common stock issuable under our 2010 Equity Incentive Plan equal to 10.0% of our issued and outstanding shares of common stock on a fully diluted basis as well as 105,000 shares issuable to non-employee directors as part of their annual compensation pursuant to a separate plan, as described under “Executive Compensation — 2010 Equity Incentive Plan.” Following such registration, all shares of our common stock issuable upon exercise of options granted or to be granted under the 2010 Plan will be freely tradable without restrictions under the Securities Act, except to the extent held by one of our affiliates (in which case they will be subject to the limitations of Rule 144 of the Securities Act described below). Additionally, promptly after completing this offering we expect to file a registration statement and reoffer prospectus under Rule 415 relating to shares held in the ESOP.

All of the 3,377,186 shares of our common stock owned by our current shareholders will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below and, with respect to shares held by our executive officers, management and certain holders of a significant number of shares of our common stock, upon the expiration of lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (1) 1% of the number of shares of our common stock then outstanding (             shares immediately after the offering or              if the underwriter’s over-allotment is exercised in full) or (2) the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC with respect to such sale (or the date of receipt of the order to execute the transaction if no such notice is required). As of the date of this prospectus, all of the shares of our common stock held by our current shareholders have been held for over one year. Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours preceding the sale and who has beneficially owned shares for at least one year is entitled to sell such shares pursuant to Rule 144(b)(1) without regard to the limitations and requirements described above.

Rule 144 also generally provides that if (1) six months have elapsed since the date of acquisition of common shares from us or any of our affiliates, (2) we have been a reporting company under the Exchange Act for at least 90 days and (3) the holder is not, and has not been, an affiliate of ours at any time during the three months preceding the proposed sale, such holder may sell such common shares in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s public information requirements but without regard to the volume limitations, manner of sale provisions or notice requirements under such rule.

Lock-Up Agreements

We, and each of our directors, senior executive officers and significant shareholders, including the ESOP, have agreed, for a period of 180 days beginning on and including the date of this prospectus, not to, directly or indirectly:

•

offer, pledge, sell, contract to sell, solicit offers to purchase, hypothecate, sell any option or contract to purchase, purchase any option or contract to sell, make any short sale, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities similar to our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or securities similar to our common stock, or any right to acquire shares of our common stock or securities similar to our common stock; or

•

establish or increase any put equivalent position or liquidate or decrease any call equivalent position with respect to our common stock, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of our common stock, whether or not such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise, without, in each case, the prior written consent of FBR Capital Markets & Co., subject to certain specified exceptions.

Exceptions in the lockup agreement permit us to, among other things, (1) issue our common stock to the underwriter pursuant to the underwriting agreement, (2) issue our common stock or options pursuant to existing stock option and incentive plans, including the 2010 retention grants, the 2010 Plan and the director compensation plan, (3) issue our common stock upon exercise of options or warrants that are outstanding as of the date of this prospectus and (4) issue shares of our common stock upon the exercise of stock options issued after the date of this prospectus under stock option plans referred to in clause (2) of this sentence.

Exceptions in the lockup agreement permit our directors, officers and those shareholders who have entered into such agreements to transfer any of our securities (including, without limitation, our common stock) as follows: (1) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions of the lock-up agreement, (2) to a pledgee with respect to any pledge or hypothecation of such shares outstanding at the time the lock-up agreement was signed and disclosed in writing to the underwriters, (3) by will or testamentary trust, provided the recipient, trustee or executor as the case may be agrees in writing to be bound by the restrictions of the agreement or (4) to any trust for the direct or indirect benefit of that officer, director or shareholder or his or her immediate family, provided that the trustee of the trust agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

The underwriter does not intend to release early any portion of the shares of our common stock subject to the foregoing lock-up agreements. However, the underwriter, in its sole discretion, may release any of our shares of common stock from the lock-up agreements prior to expiration of the 180-day period without notice. In considering a request to release shares from a lock-up agreement, the underwriter will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

The 180-day restricted period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. This automatic extension is waivable only by FBR Capital Markets & Co.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with shares of our common stock held as capital assets. As used herein, the term “U.S. holder” means a beneficial owner (as defined under U.S. tax laws) of our common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations (“Treasury Regulations”) to be treated as a U.S. person.

As used herein, the term “non-U.S. holder” means a beneficial owner of our common stock that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

This summary is not a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization, qualified retirement plan, individual retirement account or other tax-deferred account;

•	a person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person who is an investor in a pass-through entity;

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a U.S. expatriate.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this registration statement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisors.

This summary does not take into account the individual facts and circumstances of any particular taxpayer and does not address the effects of any state, local or non-U.S. tax laws, or U.S. federal estate and gift tax laws. If you are considering the purchase, ownership or disposition of our common stock, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

U.S. Holders

Dividends

Distributions (including any constructive distributions), if any, on our common stock will be dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be taxable as ordinary income, although possibly at reduced rates, as discussed below. To the extent that the amount of any distribution paid on a share of our common stock exceeds our current and accumulated earnings and profits attributable to that share of common stock, the distribution will be treated first as a tax-free return of capital and will be applied against and will reduce the U.S. holder’s adjusted tax basis (but not below zero) in that share of common stock. This reduction in basis will increase any gain, or reduce any loss, realized by the U.S. holder on the subsequent sale, redemption or other disposition of our common stock. The amount of any such distribution in excess of the U.S. holder’s adjusted tax basis will be taxed as capital gain. For purposes of the remainder of the discussion under this heading, it is assumed that distributions paid on our common stock will constitute dividends for U.S. federal income tax purposes.

If a U.S. holder is a corporation, dividends that are received by it will generally be eligible for a 70% dividends-received deduction under the Code. The Code disallows this dividends-received deduction in its entirety, however, if the common stock with respect to which the dividend is paid is held by the U.S. holder for less than 46 days during the 91-day period beginning on the date that is 45 days before the ex-dividend date.

Under current law, if a U.S. holder is an individual or other non-corporate holder, dividends received by such U.S. holder generally will be subject to a reduced maximum tax rate of 15%. The reduced rate does not apply to dividends received to the extent that U.S. holders elect to treat the dividends as “investment income,” for purposes of the rules relating to the limitation on the deductibility of investment-related interest. The reduced rate also does not apply to dividends paid to holders of our common stock that have held the stock for fewer than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date.

In general, for purposes of meeting the holding period requirements for both the dividends-received deduction and the reduced maximum tax rate on dividends described above, U.S. holders may not count towards their holding period any period in which they (1) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of shares of our common stock, as the case may be, or substantially identical stock or securities, (2) are the grantor of an option to buy our common stock, as the case may be, or substantially identical stock or securities, or (3) otherwise have diminished their risk of loss on our common stock, as the case may be, by holding one or more other positions with respect to substantially similar or related property. In addition, the Code disallows the dividends-received deduction and the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders are advised to consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

U.S. holders that are corporations should consider the effect of Section 246A of the Code, which reduces the dividends-received deduction allowed with respect to “debt-financed portfolio stock.” In addition, a corporate shareholder may be required to reduce its basis in stock with respect to certain “extraordinary dividends,” as provided under Section 1059 of the Code. U.S. holders should consult their own tax advisors in determining the application of these rules in light of their particular circumstances.

Sale or Other Disposition

A sale, exchange or other disposition of our common stock will generally result in gain or loss equal to the difference between the amount realized upon the disposition (not including any amount attributable to declared and unpaid dividends, which will be taxable as described above to U.S. holders of record who have not previously included such dividends in income) and a U.S. holder’s adjusted tax basis in our common stock. Such gain or loss will be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock exceeds one year. Under current law, if a U.S. holder is an individual or other non-corporate holder, net long-term capital gain realized by such U.S. holder is subject to a reduced maximum tax rate of 15%. The deduction of capital losses is subject to complex limitations.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common stock and the proceeds from the sale, exchange or other disposition of our common stock that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless a U.S. holder is an exempt recipient. Backup withholding at the current rate of 28% may apply to such payments if a U.S. holder fails to provide a taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

Dividends

Dividends (including any constructive distributions taxable as dividends) paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (1) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (2) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition

Any gain realized on the disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period for our common stock.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% U.S. tax on the gain derived from the sale, which may be offset by U.S.-source capital losses.

We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or exchange of information agreement.

A non-U.S. holder will be subject to backup withholding, currently at the rate of 28%, for dividends paid to the holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption from backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for whom FBR is acting as representative, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
FBR Capital Markets & Co.

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares), if the underwriters buy any of such shares. We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $             per share. The underwriters may allow, and such dealers may re-allow, a discount not to exceed $             per share to certain other dealers. After the public offering of the shares of common stock, the offering price and other selling terms may be changed by the underwriters.

Over-Allotment Option.    We have granted to the underwriters an option to purchase up to              additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Discounts and Commissions.    The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse FBR for certain of its out-of-pocket expenses incurred in connection with this offering, including road show costs and expenses incurred in connection with this offering, and FBR’s disbursements for the fees and expenses of underwriters’ counsel up to $            , subject to a total expense reimbursement cap of $            . We have paid FBR a $             advance against its out-of-pocket expenses. We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $             million.

Listing.    We have applied to list our common stock on the Nasdaq Global Market. We have reserved the trading symbol “HMST”. In order to meet the requirements for listing on that exchange, the underwriters intend to sell at least the minimum number of shares to at least the minimum number of beneficial owners as required by that exchange.

Stabilization.    In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

•

Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

•

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by their option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative of the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements.    We, all of our current executive officers and directors and certain of our significant shareholders have entered into lock-up agreements restricting sales of our common stock during the 180 days following the date of the offering. See “Shares Available for Future Sale — Lock-Up Agreements” for more information.

Directed Share Program.    At our request, the underwriters have reserved for sale, at the initial offering price, up to              shares of our common stock for certain of our officers, directors, employees and shareholders, or their affiliates, who have expressed an interest in purchasing common shares in the offering. Shares purchased by our officers, directors and significant shareholders, and their respective affiliates, will be subject to the lock-up agreements signed by them. The number of shares of common stock available to the general public in the offering will be reduced by the amount sold in the directed share program. We will not pay an underwriting discount on any reserved shares sold to our officers, directors, employees or shareholders, or their affiliates. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock.

Discretionary Accounts.    The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5.0% of the shares of common stock being offered in this offering.

IPO Pricing.    Prior to the completion of this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representative. Among the factors to be considered in these negotiations were: the history of, and prospects for, us and the industry in which we compete, our past and present financial performance, an assessment of our management, the present state of our development, the prospects for our future earnings, the prevailing conditions of the applicable United States securities market at the time of this offering and market valuations of publicly traded companies that we and the representative believe to be comparable to us.

Certain Information and Fees.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships.    FBR may in the future provide us and our affiliates with investment banking and financial advisory services for which FBR may in the future receive customary fees. We have granted FBR a right of first refusal under certain circumstances to act as (1) financial advisor in connection with any purchase of sale of assets or a business combination or other strategic transaction and (2) the sole book runner or sole placement agent in connection with any subsequent public or private offering of equity securities or other capital markets financing by us. Subject to completion of this offering, this right of first refusal extends for one year from the date of this offering. The terms of any such engagement of FBR will be determined by separate agreement.

The principal business address of FBR Capital Markets & Co. is 1001 Nineteenth Street North, Arlington, Virginia 22209.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock offered for sale in this offering will be passed upon by Davis Wright Tremaine LLP, Seattle, Washington. Certain legal matters in connection with this offering will be passed upon for the underwriters by Manatt, Phelps & Phillips, LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of HomeStreet, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report dated April 29, 2011 refers to the Company’s election to carry mortgage servicing rights related to single family loans at fair value, and to carry single family residential mortgage loans held for sale using the fair value option.

The audit report dated April 29, 2011 contains an explanatory paragraph that states on May 18, 2009, the Company entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Office of Thrift Supervision and on May 8, 2009, the Company’s banking subsidiary (the Bank) entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the Bank Order) with the Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions. The Bank Order restricts certain operations and required the Bank to, among other things, achieve specified regulatory capital ratios. The Bank failed to achieve the required regulatory capital ratios in the time period required and is, therefore, not in compliance with the Bank Order. The failure of the Bank to comply with the Bank Order and the possibility of additional regulatory restrictions and actions, including placing the Bank in receivership, raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-173980), including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room, 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including our registration statement, are also available to you for free on the SEC’s Internet site at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above.

We intend to furnish to our shareholders our annual reports containing audited financial information for each year and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year.

HOMESTREET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

(in thousands, except share data)	March 31, 2011	December 31, 2010
ASSETS
Cash and cash equivalents (including interest-bearing instruments of $150,375 and $57,601)	$170,795	$72,639
Investment securities available for sale	304,404	313,513
Loans held for sale (includes $81,393 and $198,784 carried at fair value)	82,803	212,602
Loans held for investment (net of allowance for loan losses of $62,156 and $64,177)	1,500,550	1,538,521
Mortgage servicing rights (includes $89,947 and $81,197 carried at fair value)	95,952	87,232
Accounts receivable and other assets	30,967	32,345
Accrued interest receivable	7,059	7,267
Other real estate owned	98,863	170,455
Income taxes receivable	7,266	7,309
Federal Home Loan Bank stock, at cost	37,027	37,027
Premises and equipment, net	6,953	6,787

	$2,342,639	$2,485,697

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits	$2,066,842	$2,129,742
Federal Home Loan Bank advances	114,544	165,869
Accounts payable and accrued expenses	48,182	64,440
Long-term debt	61,857	66,857

	2,291,425	2,426,908

Commitments and Contingencies (Note 9)

Shareholders’ equity:
Preferred stock, no par value
Authorized 10,000 shares
Issued and outstanding, 0 shares and 0 shares
Common stock, no par value
Authorized 100,000,000
Issued and outstanding, 3,377,186 shares and 3,377,186 shares	511	511
Additional paid-in capital	20	16
Retained earnings	58,178	65,627
Accumulated other comprehensive loss	(7,495)	(7,365)

	51,214	58,789

	$2,342,639	$2,485,697

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
(in thousands, except share data)	2011	2010
Interest income:
Loans	$18,668	$21,835
Investment securities available for sale	1,858	2,335
Other	84	203

	20,610	24,373
Interest expense:
Deposits	7,041	11,155
Federal Home Loan Bank advances	1,308	4,998
Long-term debt	671	1,104
Other	—	1

	9,020	17,258

Net interest income	11,590	7,115

Provision for credit losses	—	7,000

Net interest income after provision for credit losses	11,590	115

Noninterest income:
Net gains on mortgage loan origination and sales activities	4,944	7,601
Mortgage servicing	5,848	6,377
(Loss) income from Windermere Mortgage Services, Inc.	(25)	209
Gain on debt extinguishment	2,000	—
Depositor and other retail banking fees	740	806
Insurance commissions	363	274
Gain on sale of investment securities available for sale	—	161
Other	595	306

	14,465	15,734

Balance, carried forward	26,055	15,849

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(Unaudited)

	Three Months Ended March 31,
(in thousands, except share data)	2011	2010
Balance, brought forward	$26,055	$15,849

Noninterest expense:
Salaries and related costs	12,139	11,888
General and administrative	3,601	3,475
Legal	904	476
Consulting	166	324
Federal Deposit Insurance Corporation assessments	1,749	1,969
Occupancy	1,668	1,638
Information services	1,480	1,375
Other real estate owned expense (income)	11,754	(205)

	33,461	20,940

Loss before income tax expense	(7,406)	(5,091)

Income tax expense	43	—

NET LOSS	$(7,449)	$(5,091)

Basic and Diluted loss per share	$(2.21)	$(1.51)

Basic and Diluted weighted average number of shares outstanding	3,377,186	3,377,186

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended March 31,
(in thousands)	2011	2010
Net loss	$(7,449)	$(5,091)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities:
Unrealized holding (loss) gain arising during the period (net of tax expense of $0 and $0 for the three months ended March 31, 2011 and 2010, respectively)	(130)	3,077
Reclassification adjustment for net gain included in net income (net of tax expense of $0 for the three months ended March 31, 2010)	—	(161)
Unrealized loss on cash flow hedges:
Reclassification adjustment for loss included in net income (net of tax expense of $0 for the three months ended March 31, 2010)	—	143

Other comprehensive (loss) income	(130)	3,059

Comprehensive loss	$(7,579)	$(2,032)

See accompanying notes to consolidated financial statements.

HOMESTREET, INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

(in thousands, except share data)	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance,
December 31, 2009	3,377,186	$511	$—	$93,374	$(1,989)	$91,896

Cumulative effect for change in accounting for mortgage servicing rights valuation				6,500		6,500

Balance,
January 1, 2010	3,377,186	$511	$—	$99,874	$(1,989)	$98,396

Net loss				(34,247)		(34,247)
Additional paid-in capital			16			16
Other comprehensive loss					(5,376)	(5,376)

Balance,
December 31, 2010	3,377,186	$511	$16	$65,627	$(7,365)	$58,789

Net loss				(7,449)		(7,449)
Additional paid-in capital			4			4
Other comprehensive loss					(130)	(130)

Balance,
March 31, 2011	3,377,186	$511	$20	$58,178	$(7,495)	$51,214

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)	Three Months Ended March 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,449)	$(5,091)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of deferred fees and discounts on loans held for investment, net of additions	(146)	313
Amortization of premiums on investment securities	626	2,115
Amortization of intangibles	33	54
Accretion of gain on cash flow hedge	—	143
Amortization of mortgage servicing rights	321	415
Provision for credit losses	—	7,000
Provision for (recovery of) losses on other real estate owned	10,559	(1,179)
Depreciation and amortization on premises and equipment	464	673
Originations of loans held for sale	(300,720)	(287,058)
Proceeds from sale of loans held for sale	432,314	291,578
Fair value adjustment of loans held for sale	(1,795)	(755)
Addition of originated mortgage servicing rights	(7,358)	(3,756)
Change in fair value of mortgage servicing rights	(1,679)	4,818
Gain on sale of investment securities	—	(161)
Gain on sale of other real estate owned	(236)	(16)
Gain on debt extinguishment	(2,000)	—
Net deferred income tax expense (benefit)	—	(73)
Change in stock option compensation	4	—
Cash used by changes in operating assets and liabilities:
Decrease (increase) in accounts receivable and other assets	1,347	(11,392)
Decrease (increase) in accrued interest receivable	208	(1,269)
Decrease in income taxes receivable	42	79
Decrease in accounts payable and other liabilities	(18,110)	(1,407)

Net cash provided by (used in) operating activities	106,425	(4,969)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities	(2,001)	(189,727)
Proceeds from sale of investment securities	6,799	75,790
Principal repayments and maturities of investment securities	3,559	129,416
Proceeds from sale of other real estate owned	67,325	15,050
Mortgage servicing rights purchased from others	(4)	(7)
Capital expenditures related to other real estate owned	(246)	(661)
Origination of loans held for investment and principal repayments, net	34,155	20,885
Net property and equipment purchased	(631)	(47)

Net cash provided by investing activities	108,956	50,699

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Unaudited)

(in thousands)	Three Months Ended March 31,
	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits	$(62,900)	$(39,240)
Proceeds from Federal Home Loan Bank advances	35,000	—
Repayment of Federal Home Loan Bank advances	(86,325)	(3,125)
Repayment of long-term debt	(3,000)	—

Net cash used in financing activities	(117,225)	(42,365)

NET INCREASE IN CASH AND CASH EQUIVALENTS	98,156	3,365

CASH AND CASH EQUIVALENTS:
Beginning of year	72,639	217,103

End of year	$170,795	$220,468

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for -
Interest	$9,084	$17,074
Federal and state income taxes	$4	—
Noncash investing activities -
Loans held for investment foreclosed and transferred to other real estate owned	$5,735	$28,394
Loans originated to finance the sales of other real estate owned	—	$1,632
GNMA loans recognized with the right to repurchase	$4,353	$7,144

See accompanying notes to consolidated financial statements.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

HomeStreet, Inc. and its wholly owned subsidiaries (the “Company”) is a diversified financial services company that serves consumers and businesses in the Pacific Northwest and Hawaii. The Company is principally engaged in real estate lending, including mortgage banking activities and retail and business banking operations. The consolidated financial statements include the accounts of HomeStreet, Inc. and its wholly owned subsidiaries, HomeStreet Capital Corporation and HomeStreet Bank (the “Bank”), and the Bank’s subsidiaries, HomeStreet/WMS, Inc., HomeStreet Reinsurance, LTD, Continental Escrow Company, and Union Street Holdings LLC including HS Cascadia LLC, a subsidiary of Union Street Holdings LLC. HomeStreet Bank was formed in 1986 and is a state-chartered savings bank.

The Company’s accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America (GAAP). Inter-company balances and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Management has made significant estimates in several areas, including the allowance for loan losses (Note 4, Loans and Credit Quality), valuation of residential mortgage servicing rights (Note 8, Mortgage Banking Activities), and certain financial instruments such as loans held for sale (Note 4, Loans and Credit Quality), investment securities (Note 3, Investment Securities Available for Sale), derivatives (Note 7, Derivatives), other real estate owned (Note 5, Other Real Estate Owned), and taxes. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in these significant estimates. Certain amounts in the financial statements from prior years have been reclassified to conform to the current financial statement presentation.

Accounting Developments

Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements, amends the disclosure requirements for fair value measurements. Companies are required to disclose significant transfers in and out of Levels 1 and 2 of fair value hierarchy, whereas the previous rules only required the disclosure of transfers in and out of Level 3. In the rollforward of Level 3 activity, companies must present information on purchases, sales, issuances, and settlements on a gross basis rather than on a net basis. ASU 2010-6 also clarifies that fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial condition. Companies should also provide information about the valuation techniques and inputs used to measure fair value for recurring and nonrecurring instruments classified as either Level 2 or Level 3. In first quarter 2011, we adopted the requirement for gross presentation in the Level 3 rollforward with prospective application. The remaining provisions were effective for the Company January 1, 2010. The adoption of ASU 2010-06 had no impact on the Company’s consolidated financial statements since it amends only the disclosure requirements.

ASU 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, provides an update for factors to be considered when evaluating whether a restructuring constitutes a troubled debt restructuring. ASU 2011-02 provides that a creditor must separately conclude that both of the following exist: (1) the restructuring constitutes a concession; and (2) the debtor is experiencing financial difficulties.

In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables (paragraph 470-60-55-10) when evaluating whether a restructuring constitutes a troubled debt restructuring. The amendments in this Update are effective for the first interim or annual period beginning on or after June 15, 2011 (third quarter of 2011), and will be applied

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

retrospectively to the beginning of the year. The Company is currently assessing the potential impact of adopting this guidance.

ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, amends requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks and the concept of valuation premise and highest and best use and extends the prohibition on blockage factors to all three levels of the fair value hierarchy. Companies are required to disclose all transfers between Level 1 and Level 2 of the fair value hierarchy, whereas the previous rules only required the disclosure of significant transfers between those levels. For Level 3 fair value measurements, quantitative information about significant unobservable inputs used, a qualitative discussion about the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationship between inputs and a description of the Company’s valuation process should be disclosed. For financial instruments not measured at fair value but for which disclosure of fair value is required, companies are required to disclose the fair value hierarchy level in which the fair value measurements were determined. The amendments in this ASU are effective for interim and annual periods beginning on or after December 15, 2011. The Company is currently assessing the potential impact of adopting this guidance.

Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to period end March 31, 2011, and there are no material events that would require recognition in our first quarter 2011 consolidated financial statements or disclosure in the Notes to the consolidated financial statements.

NOTE 2 — SIGNIFICANT RISKS AND UNCERTAINTIES:

Regulatory Matters

As more fully described in Note 2 — Significant Risks and Uncertainties, in the footnotes of the Company’s 2010 Consolidated Financial Statements, HomeStreet Bank has entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the “Bank Order”) with the Federal Deposit Insurance Corporation (“FDIC”) and the Washington Department of Financial Institutions (“DFI”) (collectively, the “Regulators”). The principal elements of the Bank Order include but are not limited to:

•	achieve and thereafter by maintain a Tier 1 capital ratio of ten percent (10%) and a risk-based capital ratio of twelve percent (12%);

•	formulate a plan to reduce by the aggregate balance of adversely classified loans and other real estate owned to a specific percentage of regulatory capital (classified asset reduction plan); and

•	reduce commercial real estate and land acquisition and development loans, and constructions loans, respectively, to 355 percent and 178 percent of risk-based capital.

Although we have been actively engaged in responding to the concerns raised by the FDIC and DFI, the Bank was not in compliance with the Bank Order with respect to its plan to reduce adversely classified loans and real estate owned to levels established by the Bank nor did the Bank meet its internally identified targets for reducing its commercial real estate and land acquisition and development and construction loans to internally established targets. At March 31, 2011 the Bank was not in compliance with the Bank Order with respect to the requirement to achieve and thereafter maintain a Tier 1 capital ratio of at least 10% and a risk-based capital ratio of at least 12%. Under the regulatory guidelines, the Bank was “Adequately Capitalized” at March 31, 2011.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Bank’s actual capital amounts and ratios are included in the following table:

(in thousands)	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2011:
Total risk-based capital (to risk-weighted assets)	$127,447	8.3%	$123,197	8.0%	$153,997	10.0%
Tier I risk-based capital (to risk-weighted assets)	107,664	7.0%	61,599	4.0%	92,398	6.0%
Tier I leverage capital (to average assets)	107,664	4.5%	95,955	4.0%	119,944	5.0%

Going Concern Considerations and Management’s Plans

The interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Management continues to work on initiatives to address returning the Company and Bank to a safe and sound condition. Initiatives include improving asset quality, improving our net interest margin, growing noninterest income, and reducing noninterest expense. The Company, however, is unable to predict the likelihood of a positive outcome of these initiatives. Accordingly, there exists substantial doubt about the Company’s ability to continue as a going concern.

NOTE 3 — INVESTMENT SECURITIES AVAILABLE FOR SALE:

The amortized cost and fair value of investment securities available for sale at March 31, 2011 and December 31, 2010, are summarized as follows:

(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
March 31, 2011:
Mortgage-backed securities	$4,115	$249	$—	$4,364
Municipal bonds	5,846	106	(120)	5,832
Collateralized mortgage obligations	225,678	182	(7,922)	217,938
US Treasury Securities	76,260	10	—	76,270

	$311,899	$547	$(8,042)	$304,404

December 31, 2010:
Mortgage-backed securities	$4,434	$263	$—	$4,697
Municipal bonds	6,648	91	(190)	6,549
Collateralized mortgage obligations	229,412	294	(7,785)	221,921
US Treasury Securities	80,384	3	(41)	80,346

	$320,878	$651	$(8,016)	$313,513

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Mortgage-backed and collateralized mortgage obligations represent securities issued by Government Sponsored Enterprises backed by residential mortgages.

Investment securities that were in an unrealized loss position at March 31, 2011 and December 31, 2010, are presented in the following tables based on the length of time the individual securities have been in an unrealized loss position.

	Less than 12 months		12 months or more		Total
(in thousands)	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
March 31, 2011:
Municipal bonds	$—	$—	$(120)	$1,624	(120)	$1,624
Collateralized mortgage obligations	(7,922)	175,338	—	—	(7,922)	175,338

	$(7,922)	$175,338	$(120)	$1,624	$(8,042)	$176,962

December 31, 2010:
Municipal bonds	$(17)	$1,474	$(173)	$1,571	$(190)	$3,045
Collateralized mortgage obligations	(7,785)	197,372	—	—	(7,785)	197,372
US Treasury Securities	(41)	70,428	—	—	(41)	70,428

	$(7,843)	$269,274	$(173)	$1,571	$(8,016)	$270,845

The Company has evaluated securities that have been in an unrealized loss position and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company- or industry-specific credit event. The Company anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment and does not have the intent to sell these securities, nor is it more likely than not that the Company will be required to sell such securities. Based on these factors we believe the unrealized losses on these investments are not considered other-than-temporarily impaired.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the fair value of investment securities available for sale by contractual maturity along with the associated contractual yield at March 31, 2011 and December 31, 2010. Contractual maturities for mortgage-backed securities and collateralized mortgage obligations were determined assuming no prepayments. Remaining expected maturities will differ from contractual maturities as borrowers may have the right to prepay obligations before the underlying mortgages mature. The weighted-average yield is computed using the contractual coupon of each security weighted based on the fair value of each security.

	March 31, 2011
	Within one year		After one year through five years		After five years through ten years		After ten years		Total
(in thousands)	Fair value	Weighted average yield	Fair value	Weighted average yield	Fair value	Weighted average yield	Fair value	Weighted average yield	Fair value	Weighted average yield
Available for sale:
Mortgage-backed securities	$—		$—		$—		$4,364	4.49%	$4,364	4.49%
Municipal bonds	—		1,274	3.64%	498	5.30%	4,060	4.01%	5,832	4.04%
Collateralized mortgage obligations	—		1,446	4.85%	—		216,492	3.14%	217,938	3.15%
US Treasury securities	76,270	0.26%	—		—		—		76,270	0.26%

Total available for sale	$76,270	0.26%	$2,720	4.28%	$498	5.30%	$224,916	3.18%	$304,404	2.46%

	At December 31, 2010
	Within one year		After one year through five years		After five years through ten years		After ten years		Total
(in thousands)	Fair Value	Weighted average yield	Fair value	Weighted average yield	Fair value	Weighted average yield	Fair value	Weighted average yield	Fair value	Weighted average yield
Available for sale:
Mortgage-backed securities	$—		$—		$—		$4,697	4.51%	$4,697	4.51%
Municipal bonds	930	3.66%	1,271	3.64%	503	3.60%	3,845	4.12%	6,549	3.92%
Collateralized mortgage obligations	—		1,556	4.77%	—		220,365	3.16%	221,921	3.17%
US Treasury securities	80,346	0.25%	—		—		—		80,346	0.25%

Total available for sale	$81,276	0.29%	$2,827	4.26%	$503	3.60%	$228,907	3.20%	$313,513	2.46%

Sales of investment securities available for sale were as follows:

	Three Months Ended March 31,
(in thousands)	2011	2010
Proceeds	$6,799	$75,790
Gross gains	—	161
Gross losses	—	—

There were no securities pledged to secure advances from the Federal Home Loan Bank (the “FHLB”) at March 31, 2011 or December 31, 2010.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Tax-exempt interest income on securities available for sale totaling $0.1 million and $0.1 million for the period ended March 31, 2011 and 2010, respectively, were recorded in the Company’s consolidated statements of operations.

NOTE 4 — LOANS AND CREDIT QUALITY:

Loans held for sale and loans held for investment are primarily secured by real estate located in the states of Washington, Oregon, Idaho and Hawaii.

Loans held for sale consist of the following:

(in thousands)	March 31, 2011	December 31, 2010
Single family residential	$81,393	$198,784
Multifamily residential	1,410	13,818

	$82,803	$212,602

Loans sold consist of the following:

	Three Months Ended March 31,
(in thousands)	2011	2010
Single family residential	$386,174	$310,680
Multifamily residential	13,862	6,771

	$400,036	$317,451

Loans held for investment consist of the following:

(in thousands)	March 31, 2011	December 31, 2010
Single family residential	$522,904	$526,462
Commercial real estate	414,343	426,879
Multifamily residential	102,450	104,497
Construction/land development	271,676	285,131
Commercial business	80,057	82,959
Home equity	175,896	181,537

	1,567,326	1,607,465
Less: Allowance for loan losses	(62,156)	(64,177)
Net deferred loan fees and discounts	(4,620)	(4,767)

	$1,500,550	$1,538,521

Loans totaling $562.3 million and $371.0 million at March 31, 2011 and December 31, 2010, respectively, were pledged to secure advances from the FHLB.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Credit Administration

We maintain an allowance for loan loss policy that is approved by the board of directors of the Bank on an annual basis. The policy includes a methodology for determining the adequacy of the allowance for loan losses. The degree of credit risk will vary based on many factors including the size of the loan, the contractual terms of the agreement, the credit characteristics of the borrower, the features of loan products, the existence and strength of guarantor support, and the availability, quality, and adequacy of any underlying collateral. The degree of credit risk and level of credit losses is highly dependent on the economic environment that unfolds subsequent to originating or acquiring assets. The extent of asset diversification and concentration also affect total credit risk. Credit risk is assessed through analyzing these and other factors.

As of the latter part of 2008 and through the first three months of 2011, substantially all the Company’s loan production represented single family mortgages designated for sale. Single family mortgage loans originated predominately conform to government-sponsored enterprise underwriting standards.

Single family and home equity loans are underwritten after evaluating and understanding a borrower’s capacity, credit and collateral. Capacity refers to a borrower’s ability to make payments on the loan. Several factors are considered when assessing a borrower’s capacity, including the borrower’s employment, income, current debt, assets and level of equity in the property. Credit refers to how well a borrower manages their current and prior debts as documented by a credit report that provides credit scores and the borrower’s current and past information about their credit history. Collateral refers to the type and use of property, occupancy and market value. Property appraisals are obtained to assist in evaluating collateral. Loan-to-property value and debt-to-income ratios, loan amount and lien position are also considered in assessing whether to originate a loan. These borrowers are particularly susceptible to downturns in economic trends such as conditions that negatively affect housing prices and demand and levels of unemployment.

Commercial, multifamily residential and construction lending underwriting standards consider the factors described for single family and home equity lending as well as others when assessing the borrower’s and associated guarantors or other related party’s financial position. These other factors include assessing liquidity, the level and composition of net worth, leverage, considering all other lender amounts and position, an analysis of cash expected to flow through the borrower including the outflow to other lenders and prior experience with the borrower. This information is used to assess adequate financial capacity, profitability and experience. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing.

Credit Quality

Credit quality within the loans held for investment portfolio is continuously monitored by management and is reflected within the allowance for loan losses. The allowance for loan losses represents management’s estimate of incurred credit losses inherent within the Company’s loan portfolio as of the balance sheet date. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses in those future periods.

The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio based on historical loss experience and other significant qualitative factors. These other significant factors include the level and trends of delinquent, nonaccrual and adversely classified loans; local economic trends and conditions such as regional unemployment; levels and trends in current portfolio interest rates relative to current market pricing and the ability of the customer to continue to make payments in changing interest rate

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

environments; other external factors including the time periods during which loans were originated; and changes in the experience, ability and depth of lending management.

The methodology for evaluating the adequacy of the allowance for loan losses has two basic elements: first, the identification of impaired loans and the measurement of impairment for each individual loan identified; and second, a method for estimating an allowance for all other loans.

A loan is considered impaired when it is probable that all contractual principal and interest payments due will not be collected in accordance with the terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Impairment for loans for which collection is dependent upon the performance or liquidation of the collateral is measured as the difference between the recorded investment balance of the loan and the fair value of the collateral, less estimated selling costs. Impairment for loans that are not collateral dependent is measured as the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the recorded investment balance of the loan. A specific allowance is provided for equal to the calculated impairment and included in the allowance for loan losses. If the calculated impairment is determined to be permanent or not recoverable, the impairment will be charged off.

In estimating the general allowance for loan losses for unimpaired loans, such loans are segregated into loan classes (consistent with ‘classes’ above). Loans are designated into classes based on product types and similar risk characteristics or areas of risk concentration.

For each loan class, the Company estimates potential and inherent losses by applying a rate of loss equal to four trailing quarters of historical losses. Additional incurred losses are also estimated for these same classes of loans based upon Key Risk Indicators (“KRIs”). KRIs for each loan class include the following: (i) loan delinquency trends; (ii) variability in collateral valuation; (iii) regional economic activity and trends; (iv) current levels of interest rates; and (v) the vintage of loans at origination. KRIs are expressed in basis points and are adjusted downward or upward based on management’s judgment as to the potential loss impact of each qualitative factor to a particular loan class at the date of the analysis.

In addition, the Regulators, as an integral part of the examination process, review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgment about information available at the time of their examinations.

Activity in the allowance for credit losses is as follows:

	March 31,
(in thousands)	2011	2010
Balance, beginning of period	$64,566	$110,422
Provision for credit losses	—	7,000
(Charge-offs), net of recoveries	(2,100)	(11,748)

Balance, end of period	$62,466	$105,674

Components:
Allowance for loan losses	$62,156	$104,724
Reserve for unfunded commitments	310	950

Allowance for credit losses	$62,466	$105,674

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Bank maintains a separate allowance for losses related to unfunded loan commitments. Management estimates the amount of probable losses by applying the loss factors used in the allowance for loan loss methodology to estimate the unfunded commitments liability for each loan type. The allowance for losses related to unfunded loan commitments is included in accounts payable and accrued expenses on the consolidated balance sheet.

At March 31, 2011 and 2010, activity in the allowance for credit losses by loan class is as follows:

(in thousands)	Single family	Commercial real estate	Multifamily residential	Construction/ land development	Commercial business	Home Equity	Total
March 31, 2011
Allowance for credit losses:
Beginning balance	$11,977	$10,060	$1,795	$33,478	$2,761	$4,495	$64,566
Charge-offs	(1,713)	(69)	—	(3,468)	(417)	(905)	(6,572)
Recoveries	—	—	—	4,294	170	8	4,472
Provision/reallocation	1,181	(3,940)	(953)	2,447	266	999	—

Ending balance	$11,445	$6,051	$842	$36,751	$2,780	$4,597	$62,466

Collectively evaluated for impairment	$11,089	$4,787	$842	$17,440	$1,629	$4,569	$40,356
Individually evaluated for impairment	356	1,264	—	19,311	1,151	28	22,110

Total	$11,445	$6,051	$842	$36,751	$2,780	$4,597	$62,466

Loans held for investment:
Collectively evaluated for impairment	$498,868	$378,758	$94,357	$182,480	$76,702	$173,567	$1,404,732
Individually evaluated for impairment	24,036	35,585	8,093	89,196	3,355	2,329	162,594

Total	$522,904	$414,343	$102,450	$271,676	$80,057	$175,896	$1,567,326

March 31, 2010
Allowance for credit losses:
Beginning balance	$17,307	$10,761	$1,948	$67,764	$5,794	$6,848	$110,422
Charge-offs	(2,359)	(364)	—	(7,737)	(1,467)	(416)	(12,343)
Recoveries	217	—	—	218	156	4	595
Provision/reallocation	5,854	1,335	(479)	(171)	1,773	(1,312)	7,000

Ending balance	$21,019	$11,732	$1,469	$60,074	$6,256	$5,124	$105,674

Collectively evaluated for impairment	$20,550	$10,262	$1,043	$32,522	$4,991	$5,124	$74,492
Individually evaluated for impairment	469	1,470	426	27,552	1,265	—	31,182

Total	$21,019	$11,732	$1,469	$60,074	$6,256	$5,124	$105,674

Loans held for investment:
Collectively evaluated for impairment	$561,257	$417,588	$75,704	$321,873	$102,665	$205,440	$1,684,527
Individually evaluated for impairment	21,777	22,999	8,473	271,249	3,814	1,602	329,914

Total	$583,034	$440,587	$84,177	$593,122	$106,479	$207,042	$2,014,441

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company had 66 impaired relationships totaling $162.6 million at March 31, 2011, and 60 impaired relationships totaling $138.2 million at December 31, 2010. The average recorded investment in these loans at March 31, 2011 and December 31, 2010 was $150.4 million and $237.2 million, respectively. Impaired loans totaling $78.5 million and $71.8 million had a valuation allowance of $22.1 million and $18.1 million at March 31, 2011 and December 31, 2010, respectively. Interest payments on impaired loans, applied against loan principal or recognized as interest income, of $1.1 million and $5.3 million were recorded for cash payments received during the three months ended March 31, 2011 and year ended December 31, 2010, respectively.

The following table presents impaired loans by loan class as of the periods indicated:

(in thousands)	Recorded Investment(1)	Unpaid Principal Balance(2)	Related Allowance	Average Recorded Investment(3)
March 31, 2011
With no related allowance recorded:
Single family	$19,548	$20,878	$—	$20,010
Commercial real estate	20,930	21,972	—	22,862
Multifamily residential	8,093	8,542	—	6,719
Construction/land development	33,422	37,845	—	23,456
Commercial business	422	737	—	507
Home Equity	1,712	1,712	—	1,713

Total	$84,127	$91,686	$—	$75,267

With an allowance recorded:
Single family	$4,488	$4,488	$356	$2,803
Commercial real estate	14,654	15,511	1,264	12,945
Multifamily residential	—	—	—	1,411
Construction/land development	55,774	65,888	19,311	54,991
Commercial business	2,934	3,037	1,151	2,351
Home Equity	617	624	28	617

Total	$78,467	$89,548	$22,110	$75,118

Total:
Single family	$24,036	$25,366	$356	$22,813
Commercial real estate	35,584	37,483	1,264	35,807
Multifamily residential	8,093	8,542	—	8,130
Construction/land development	89,196	103,733	19,311	78,447
Commercial business	3,356	3,774	1,151	2,858
Home Equity	2,329	2,336	28	2,330

Total	$162,594	$181,234	$22,110	$150,385

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(in thousands)	Recorded Investment(1)	Unpaid Principal Balance(2)	Related Allowance	Average Recorded Investment(3)
December 31, 2010
With no related allowance recorded:
Single family	$20,472	$21,730	$—	$17,960
Commercial real estate	24,793	24,793	—	15,262
Multifamily residential	5,345	5,573	—	5,460
Construction/land development	13,490	15,427	—	44,685
Commercial business	592	592	—	1,173
Home Equity	1,714	1,714	—	1,523

Total	$66,406	$69,829	$—	$86,063

With an allowance recorded:
Single family	$1,119	$1,170	$210	$763
Commercial real estate	11,235	11,430	1,233	13,690
Multifamily residential	2,822	2,977	836	2,873
Construction/land development	54,209	65,412	14,224	131,012
Commercial business	1,767	1,767	1,092	2,488
Home Equity	617	624	502	339

Total	$71,769	$83,380	$18,097	$151,165

Total:
Single family	$21,591	$22,899	$210	$18,723
Commercial real estate	36,028	36,223	1,233	28,952
Multifamily residential	8,167	8,550	836	8,333
Construction/land development	67,699	80,839	14,224	175,697
Commercial business	2,359	2,360	1,092	3,661
Home Equity	2,331	2,338	502	1,862

Total	$138,175	$153,209	$18,097	$237,228

(1)	Net Book Balance, includes partial charge offs and nonaccrual interest paid.

(2)	Unpaid Principal Balance does not includes partial charge offs or nonaccrual interest paid. Related allowance is calculated on Net Book Balances not Unpaid Principal Balances.

(3)	Information related to interest income recognized on average impaired loan balances are not included as it is not operationally practicable to derive this data.

Management regularly reviews problem loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification and grading in accordance with applicable regulations. A brief description of these grades follows:

The five “pass” classification grades represent a level of credit quality that ranges from no well-defined deficiency or weakness to some noted weakness, yet risk of default is expected to be remote.

An asset graded as “watch” is within the pass classification and has a remote risk of default but is exhibiting deficiency or weakness that requires monitoring. Watch is a temporary or transitional risk rating.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A “special mention” loan does not currently expose the Company to a sufficient degree of risk to warrant an adverse classification but does possess a correctable deficiency or potential weakness deserving management’s close attention.

“Substandard” loans have a well-defined weakness or weaknesses. A substandard asset is inadequately protected by the current sound worth and the paying capacity of the obligor or of collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if deficiencies are not corrected. Substandard assets have a high probability of payment default, or they have other well-defined weaknesses. They require more intensive supervision by bank management.

An asset classified as “doubtful” has all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Doubtful is considered to be a temporary classification until resolution of pending weakness issues enables the potential for loss to be more clearly evaluated.

That portion of an asset classified as “loss” is considered uncollectible and of so little value that its continuance as an asset is not warranted. A loss classification does not mean that an asset has absolutely no recovery or salvage value but rather it is not reasonable to defer charging off all or that portion of the asset deemed uncollectible even though partial recovery may be affected in the future.

As of March 31, 2011, $322.3 million of loans were graded watch, $162.6 million of loans were graded special mention, $199.9 million of loans were graded substandard, and none of these loans were graded as doubtful or loss. When referring to ‘adversely classified assets,’ such assets include loans graded as substandard, doubtful, and loss as well as other real estate owned. The total amount of adversely classified assets was $298.7 million and $363.9 million as of March 31, 2011 and December 31, 2010, respectively.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents designated loan grades by loan class as of March 31, 2011 and December 31, 2010:

	Single family		Commercial real estate		Multifamily residential
(in thousands)	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Grade:
Pass	$450,670	$470,912	$170,468	$193,572	$27,019	$29,478
Watch	39,468	36,396	127,801	116,160	67,338	66,852
Special Mention	18,034	5,216	67,197	69,862	—	—
Substandard	14,732	13,938	48,877	47,285	8,093	8,167

	$522,904	$526,462	$414,343	$426,879	$102,450	$104,497

	Construction/land development		Commercial business		Home Equity		Total
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Grade:
Pass	$5,333	$3,676	$58,574	$59,653	$170,540	$177,222	$882,604	$934,513
Watch	80,855	94,060	6,220	8,345	609	1,184	322,291	322,997
Special Mention	69,344	75,863	6,333	4,926	1,644	596	162,552	156,463
Substandard	116,144	111,532	8,930	10,035	3,103	2,535	199,879	193,492

	$271,676	$285,131	$80,057	$82,959	$175,896	$181,537	$1,567,326	$1,607,465

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents an age analysis of past due loans by loan class as of March 31, 2011 and December 31, 2010:

(in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 days or more Past Due	Total Past Due	Current	Total Loans	90 days or more Past Due and still Accruing
March 31, 2011
Single family	$9,949	$7,885	$46,316	$64,150	$458,754	$522,904	$31,584
Commercial real estate	—	—	19,815	19,815	394,528	414,343	—
Multifamily residential	—	—	5,302	5,302	97,148	102,450	—
Construction/land development	—	—	89,386	89,386	182,290	271,676	11,575
Commercial business	—	—	4,262	4,262	75,795	80,057	907
Home Equity	1,386	609	3,103	5,098	170,798	175,896	—

Total	$11,335	$8,494	$168,184	$188,013	$1,379,313	$1,567,326	$44,066

December 31, 2010
Single family	$6,743	$6,223	$44,111	$57,077	$469,385	$526,462	$30,174
Commercial real estate	—	4,871	20,259	25,130	401,749	426,879	—
Multifamily residential	—	—	8,167	8,167	96,330	104,497	—
Construction/land development	—	—	78,907	78,907	206,224	285,131	12,955
Commercial business	—	907	2,734	3,640	79,318	82,958	375
Home Equity	1,645	1,184	2,535	5,365	176,173	181,538	—

Total	$8,388	$13,185	$156,713	$178,286	$1,429,179	$1,607,465	$43,504

Loans are placed on nonaccrual when collection of principal or interest is doubtful, generally when a loan becomes 90 days or more past due for interest or principal payments or if part of the principal balance has been charged-off and no restructuring has occurred. All payments received, including interest on loans designated as nonaccrual, are accounted for using the cash method. Under the cash method, all payments are applied to the principal balance until all principal and interest payments are brought current and the prospects for future payments in accordance with the loan agreement are reasonably assured, at which point the loan is returned to accrual status. Loans that are well-secured and in the process of collection are maintained on accrual status, even if they are 90 days or more past due. FHA insured and VA guaranteed single family loans that are 90 days or more past due are maintained on accrual status as they have little to no risk of loss.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents performing and nonperforming loan balances by loan class as of March 31, 2011 and December 31, 2010:

(in thousands)	Single family		Commercial real estate		Multifamily residential
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Performing	$508,172	$512,524	$394,528	$406,620	$97,148	$96,330
Nonperforming	14,732	13,938	19,815	20,259	5,302	8,167

	$522,904	$526,462	$414,343	$426,879	$102,450	$104,497

	Construction/land development		Commercial business		Home Equity		Total
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Performing	$193,865	$219,179	$76,702	$80,600	$172,793	$179,002	$1,443,208	$1,494,255
Nonperforming	77,811	65,952	3,355	2,359	3,103	2,535	124,118	113,210

	$271,676	$285,131	$80,057	$82,959	$175,896	$181,537	$1,567,326	$1,607,465

Loans are reported as troubled debt restructuring (“TDR”) when the Company grants concessions that we would not otherwise consider to borrowers experiencing financial difficulty. Concessions to borrowers that represent an insignificant delay in performance are not designated TDRs. TDRs are designated as impaired as interest and principal payments will not be received in accordance with original terms of the contract. TDRs that are performing and on accrual status as of the date of the modification remain on accrual status and TDRs that are nonperforming as of the date of modification are designated as nonaccrual until the prospect of future payments in accordance with the modified loan agreement is reasonably assured, generally demonstrated by a reasonable period of performance of at least six months. TDRs placed on accrual status and reported as a TDR as of year end are identified as Performing TDRs as are TDRs in accrual status where the borrower has received below-market interest rate concessions. TDRs with temporary below-market concessions remain designated as a TDR until the concession expires and the loan performs for a period of at least six months and has passed one annual reporting period.

The Company had 27 loan relationships classified as troubled debt restructurings totaling $59.4 million at March 31, 2011, and committed to lend additional funds of $1.4 million. The Company had 24 loan relationships classified as troubled debt restructurings in the amount of $57.0 million at December 31, 2010, and committed to lend additional funds of $1.4 million. TDR loans and the related reserves are included in the impaired loan tables above.

NOTE 5 — OTHER REAL ESTATE OWNED:

Other real estate owned acquired through the foreclosure of loans consists of the following:

(in thousands)	March 31, 2011	December 31, 2010
Residential	$122,588	$189,253
Commercial	12,453	10,301

	135,041	199,554
Valuation Allowance	(36,178)	(29,099)

	$98,863	$170,455

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Activity in other real estate owned is as follows:

	Three Months Ended March 31,
(in thousands)	2011	2010
Balance, beginning of period	$170,455	$107,782
Additions	5,981	29,056
Loss provisions	(10,559)	1,179
Reductions related to sales	(67,014)	(14,606)

Balance, end of period	$98,863	$123,411

For the three months ended March 31, 2011 and 2010, 83 properties were sold for a net gain of $0.2 million and 124 properties for a net gain of $16,000, respectively.

Activity in the valuation allowance for other real estate owned is as follows:

	Three Months Ended March 31,
(in thousands)	2011	2010
Balance, beginning of period	$29,099	$7,790
Loss provisions	10,559	(1,179)
Charge-offs, net of recoveries	(3,480)	(940)

Balance, end of period	$36,178	$5,671

The components of other real estate owned expense are as follows:

	Three Months Ended March 31,
(in thousands)	2011	2010
Maintenance costs	$1,473	$1,190
Loss provisions	10,559	(1,179)
(Gain) loss on sale	(236)	(16)
Net operating income	(42)	(200)

Total other real estate owned expense	$11,754	$(205)

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

NOTE 6 — DEPOSITS:

Deposit balances, including stated rates, are as follows:

(in thousands)	March 31, 2011	December 31, 2010
Noninterest bearing accounts	$180,441	$235,890

NOW accounts
0.00% to 0.75%	127,529	121,534

Statement savings accounts, due on demand
0.60% to 1.00%	52,743	51,075

Money market accounts, due on demand
0.00% to 1.75%	427,698	413,401

Certificates of deposit,
0.20% to 5.10%	1,278,431	1,307,842

	$2,066,842	$2,129,742

Interest expense on deposits consists of the following:

	Three Months Ended March 31,
(in thousands)	2011	2010
NOW accounts	$156	$171
Statement savings accounts	90	157
Money market accounts	776	1,080
Certificates of deposit	6,019	9,747

	$7,041	$11,155

There were no public funds included in deposits as of March 31, 2011 or December 31, 2010.

The weighted-average interest rate on certificates of deposit at March 31, 2011 and December 31, 2010, was 1.78 percent and 1.89 percent, respectively.

Certificates of deposit outstanding as of March 31, 2011, mature as follows:

(in thousands)
Within one year	$686,053
One to two years	435,195
Two to three years	132,114
Three to four years	18,455
Four to five years	6,614

$1,278,431

The aggregate amounts of time deposits in denominations of $100,000 or more at March 31, 2011 and December 31, 2010, were $499.9 million and $496.4 million, respectively. The aggregate amount of time deposits in denominations of $250,000 or more at March 31, 2011 and December 31, 2010, was $84.8 million

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

and $87.4 million, respectively. The aggregate amount of time deposits also includes deposits obtained through brokers of $10.0 million at March 31, 2011 and December 31, 2010, which are currently subject to regulatory restrictions (See Note 2, Significant Risks and Uncertainties).

NOTE 7 — DERIVATIVES:

The Company uses derivatives to manage exposure to market risk, interest rate risk, and to assist customers with their risk management objectives. Derivative transactions are measured in terms of notional amount, which is not recorded on the balance sheet. The notional amount is generally not exchanged and is used as the basis for which interest and other payments are determined. The use of derivatives as interest rate risk-management instruments helps minimize significant, unplanned fluctuations in earnings, fair value of assets and liabilities, and cash flows caused by interest rate volatility. This approach involves modifying the repricing characteristics of certain assets and liabilities so that changes in market values or interest rates do not have a significant adverse effect on net interest margin and cash flows. As a result of interest rate fluctuations, hedged assets and liabilities will gain or lose market value. In a fair value hedging strategy, the effect of this gain or loss will generally be offset by the gain or loss on the derivatives linked to the hedged asset or liabilities. In a cash flow hedging strategy, management manages the variability of cash payments due to interest rate fluctuations by the effective use of derivatives linked to hedged assets and liabilities. On the balance sheet derivatives are reported at their respective fair values within the ‘accounts receivable and other assets’ or ‘accounts payable and other liabilities’ line items within the Consolidated Statement of Financial Condition.

The notional amounts and fair values for derivatives consist of the following:

(in thousands)
March 31, 2011:	Notional amount	Fair value
		Asset derivatives	Liability derivatives
Forward sale commitments	$151,606	$267	$—
Interest rate locks on loans	126,255	1,830	—
Interest rate swaps	339,003	—	(8,429)

	$616,864	$2,097	$(8,429)

December 31, 2010:	Notional amount	Fair value
		Asset derivatives	Liability derivatives
Forward sale commitments	$308,973	$2,263	$—
Interest rate locks on loans	129,287	2,302	—
Interest rate swaps	367,910	—	(22,221)

	$806,170	$4,565	$(22,221)

Management uses derivatives that are designated as qualifying hedge contracts as defined by Accounting Standards Codification (ASC) 815, Derivatives and Hedging, as fair value hedges, which are comprised of interest rate swap contracts. Interest rate swap contracts are used to convert commercial business loans held for investment and certificates of deposit from fixed to floating rates to hedge against exposure to changes in benchmark interest rates. All parts of the gain or loss due to the hedged risk (e.g., fair value changes due to changes in benchmark interest rates) are included in the assessment of hedge effectiveness. These swap contracts are carried at fair value, with the net settlement of the derivatives reported in either loans receivable interest income or deposits interest expense, respectively, and ineffectiveness for these swap contracts reported in other noninterest income.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

For fair value hedging relationships, the dollar-offset method is used to assess hedge effectiveness, both at the inception of the hedging relationship and on an ongoing basis. Hedge effectiveness is evaluated prospectively as well as through retrospective evaluations. For prospective considerations, we develop an expectation that the relationship will be highly effective over future periods. For retrospective evaluations management determines whether the hedging relationship has been highly effective. The dollar-offset method compares the changes in the fair value of the hedged item to the changes in fair value of the derivative and is applied on a period-by-period basis. The results of the dollar-offset method along with other relevant information are the basis for evaluating hedge effectiveness prospectively.

The following table shows the ineffective portion of net gains (losses) recognized on derivatives in fair value hedging relationships, as defined as ASC 815, Derivatives and Hedging, in the statement of operations for the periods indicated:

	Interest rate contracts hedging
	Three Months Ended March 31, 2011		Three Months Ended March 31, 2010
(in thousands)	Loans held for investment	Deposits	Loans held for investment	Deposits
Total hedge ineffectiveness gains/(losses) recorded in noninterest income	$209	$—	$(20)	$26

Free-standing derivatives are also used for fair value interest rate risk management purposes that do not qualify for hedge accounting treatment, referred to as economic hedges. Economic hedges are used to hedge against changes in fair value of residential mortgage servicing rights (“residential MSRs”), interest rate lock commitments for single family mortgage loans that the Company intends to sell (“derivative loan commitments”), and loans held for sale.

Free-standing derivatives used as economic hedges for residential MSRs typically include positions in futures, options on 10-year treasury contracts, forward sales commitments on mortgage-backed securities, and interest rate swap contracts. The residential MSRs and the free-standing derivatives are carried at fair value with changes in fair value included in mortgage servicing noninterest income.

The free-standing derivatives used as economic hedges for derivative loan commitments and loans held for sale (typically sold within 30 to 60 days) are forward sales commitments on mortgage-backed securities and option contracts. Derivative loan commitments, loans held for sale, and the free-standing derivatives (“economic hedges”) are carried at fair value with changes in fair value included in Net gains on mortgage origination/sales activities noninterest income.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table shows the net (losses) gains recognized on economic hedge derivatives within the respective line items in the statement of operations for the periods indicated:

	Three Months Ended March 31,
(in thousands)	2011	2010
Recognized in noninterest income:
Net losses on mortgage loan origination/sale activities(1)	$(5,085)	$(1,167)
Mortgage servicing	(1,588)	5,889

	$(6,673)	$4,722

(1)	Comprised of interest rate lock commitments and forward contracts used as an economic hedge on loans held for sale.

As of March 31, 2011, no derivative contracts for cash flow hedging purposes are held. Amortization of unrealized gains and losses related to cash flow hedge positions held in prior periods were recognized in current earnings.

The following table shows the net gains (losses) recognized related to derivatives in cash flow hedging relationships for the periods indicated:

	Three Months Ended March 31,
(in thousands)	2011	2010
Loss (pre tax) reclassified from cumulative OCI into net interest income (effective portion)	$—	$(143)
Gain (pre tax) recognized in noninterest income on derivatives (ineffective portion)	—	6

The Company’s derivative activities are administered by the Asset/Liability Management Committee and monitored by the Board’s Finance Committee. The Treasury function, which includes asset/liability management, is responsible for various hedging strategies developed through analysis of data from financial models and other internal and industry sources. The resulting hedging strategies are incorporated into the overall interest rate risk management strategies.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

NOTE 8 — MORTGAGE BANKING OPERATIONS:

Net gains on mortgage loan origination and sales activities

Revenue from the sale of loans, including the effects of derivative risk management instruments, consisted of the following:

	Three Months Ended March 31,
(in thousands)	2011	2010
Mortgage servicing rights and servicing release premiums	$7,554	$4,633
Net gain on loan sales(1)	680	3,380
Fair value adjustment of loans held for sale	1,795	755
Net loss from derivatives(2)	(5,085)	(1,167)

Net gains on mortgage loan origination and sale activities	$4,944	$7,601

(1)	Comprised of gains and losses of single family and Fannie Mae DUS loan sales and loan fees less certain fees paid to Windermere Mortgage Services Series, LLC.

(2)	Includes interest rate lock commitments as well as forward sale commitments used to economically hedge loan sales.

Mortgage loan administration

The Company’s portfolio of loans serviced for others is presented at unpaid principal balance and is comprised of the following:

(in thousands)	March 31, 2011	December 31, 2010
Single family residential loans
FannieMae/GNMA/FHLMC MBS	$6,087,770	$5,909,742
Other	433,514	433,416

	6,521,284	6,343,158

Commercial
Multifamily	784,445	776,671
Other	58,150	58,765

	842,595	835,436

Total loans serviced for others	$7,363,879	$7,178,594

Loans serviced for others are not included in the consolidated financial statements as they are not assets of the Company.

Included in total loans serviced for Fannie Mae/GNMA/FHLMC MBS above are mortgage-backed securities guaranteed by GNMA and Fannie Mae. Monthly principal and interest payments are passed through to security holders under the securities agreements.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The total balance of loans with recourse provisions included in the Company’s loans serviced for others is as follows:

(in thousands)	March 31, 2011	December 31, 2010
Single family residential	$415	$450
Multifamily	784,445	776,671

	$784,860	$777,121

During the three months ended March 31, 2011 and the twelve months ended December 31, 2010, the Company sold $15.3 million and $43.4 million, respectively, of multifamily conventional loans with recourse provisions through Fannie Mae’s multifamily delegated underwriting and servicing program. The Company has a reserve for losses relating to loans with recourse provisions of $4.1 million, which is included in accounts payable and accrued expenses at March 31, 2011 and December 31, 2010. There were no losses incurred for the three months ended March 31, 2011 and 2010.

FHA, GNMA, Fannie Mae and FHLMC regulations require approved lenders to meet certain liquidity and net worth requirements. The Company did not meet these requirements for 2010. However, the Company has been allowed to continue normal business interactions until such requirements are satisfied.

Advances are made to GNMA mortgage pools for delinquent loan and foreclosure costs and for funding of loans repurchased from GNMA mortgage pools prior to recovery of guaranteed amounts. GNMA advances of $7.3 million and $3.4 million were recorded in accounts receivable and other assets as of March 31, 2011 and December 31, 2010, respectively.

At March 31, 2011 and December 31, 2010, the Company recorded delinquent or defaulted GNMA mortgage loans as if they had been repurchased, totaling $4.4 million and $2.6 million, respectively. For those GNMA mortgage loans previously sold that are more than 90 days past due, the Company has the unilateral right to repurchase the loans. Although this right has not been executed, such loans have been recorded as repurchased for accounting purposes. This asset was recorded in loans held for investment along with a corresponding payable within accounts payable and accrued expenses as of March 31, 2011 and December 31, 2010. This accounting treatment does not impact the accounting for the previously recognized mortgage servicing rights.

Mortgage servicing

Revenue from mortgage servicing, including the effects of derivative risk management instruments, consisted of the following:

	Three Months Ended March 31,
(in thousands)	2011	2010
Servicing fees and other	$6,078	$5,720
Changes in fair value, single family mortgage servicing rights:
Due to changes in model or assumptions(1)	5,543	(1,747)
Due to payments on loan balances and other(2)	(3,864)	(3,071)
Amortization	(321)	(414)
Net (loss) gain from derivatives economically hedging MSR	(1,588)	5,889

Mortgage servicing	$5,848	$6,377

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(1)	Principally reflects changes in discount rates and prepayment speed assumptions, mostly due to changes in interest rates.

(2)	Represents changes due to collection/realization of expected cash flows and curtailments over time.

Effective January 1, 2010, the Company made an irrevocable election to measure and carry single family MSRs using the fair value option method. Under this method, originated and purchased single family MSRs are capitalized and carried at fair value with changes in fair value reflected in earnings in the periods in which the changes occur. MSRs resulting from the sale of multifamily loans continue to be initially measured at fair value at the date of transfer and subsequently measured at the lower of amortized cost or fair value.

The fair value of single family MSRs is determined based on what a market participant would pay or charge to assume servicing. The Company determines fair value using a valuation model that calculates the net present value of estimated future cash flows. Estimates of future cash flows include contractual servicing fees, ancillary income and costs of servicing, the timing of which are impacted by assumptions regarding the underlying performance of the loans.

Multifamily MSRs are recorded based on the estimated discounted cash flows and are amortized in proportion to, and over, the estimated period the net servicing income will be collected.

At March 31, 2011, key economic assumptions and the sensitivity of the current fair value for single family MSRs to immediate adverse changes in those assumptions were as follows:

(in thousands)
Fair value of single family MSR	$89,947
Expected weighted-average life (in years)	6.01
Constant prepayment rate(1)	12.74%
Impact on fair value of 25 basis points decrease	$(4,825)
Impact on fair value of 50 basis points decrease	$(10,510)

(1)	Represents the expected lifetime average.

These sensitivities are hypothetical and should be used with caution. As the table above demonstrates, the Company’s methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions. For example, actual prepayment experience may differ and any difference may have a material effect on MSR fair value. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another (for example, decreases in market interest rates may indicate higher prepayments; however, this may be partially offset by lower prepayments due to other factors such as a borrower’s diminished opportunity to refinance), which may magnify or counteract the sensitivities. Thus, any measurement of MSRs fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

The initial measurement of the fair value of the MSRs capitalized at the date of the loan sales with servicing retained is based on interest rate based matrices for similar assets derived from modeled fair value results. The initial fair value is adjusted up or down dependent on whether the underlying loan pool interest rate is at a premium, discount or par. This process is further refined now that the Company has its own valuation model and methodology.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Key economic assumptions used in measuring the initial value of capitalized single family MSRs created from loan sales with retained servicing were as follows:

(rates per annum) (1)
Constant prepayment rate(2)	9.45%
Discount rate(3)	10.35%

(1)	Weighted average rates for sales during the period for sales of loans with similar characteristics.

(2)	Represents the expected lifetime average.

(3)	Discount rate is a rate based on market observations.

The changes in single family MSRs measured using the fair value method were:

	Three Months Ended March 31,
(in thousands)	2011	2010
Beginning balance	$81,197	$78,350
Originations:
Single family loans	7,067	3,617
Purchases	4	7
Changes in fair value:
Due to changes in model inputs or assumptions(1)	5,543	(1,747)
Other changes in fair value(2)	(3,864)	(3,071)

Ending balance	$89,947	$77,156

(1)	Principally reflects changes in model assumptions or prepayment speed assumptions, which are primarily affected by changes in interest rates.

(2)	Represents changes due to collection/realization of expected future cash flows over time.

The changes in amortized multifamily MSRs were:

	Three Months Ended March 31,
(in thousands)	2011	2010
Beginning balance	$6,035	$6,522
Originations:
Multifamily loans	291	139
Amortization	(321)	(415)

	6,005	6,246
Impairment allowance	—	—

Ending balance	$6,005	$6,246

There was no valuation allowance at March 31, 2011 and March 31, 2010.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

At March 31, 2011, the expected weighted-average life of the Company’s multifamily MSRs was 8.33 years. Projected amortization expense for the gross carrying value of multifamily MSRs at March 31, 2011, is estimated as follows:

(in thousands)
	2011	$931
	2012	1,109
	2013	894
	2014	757
	2015	642
	2016 and thereafter	1,672

Carrying value of multifamily MSR		$6,005

The projected amortization expense of multifamily MSRs is an estimate and should be used with caution. The amortization expense for future periods was calculated by applying the same quantitative factors, such as actual MSRs prepayment experience and discount rates, which were used to determine amortization expense during 2010. These factors are inherently subject to significant fluctuations, primarily due to the effect that changes in mortgage rates have on loan prepayment experience. Accordingly, any projection of MSRs amortization in future periods is limited by the conditions that existed at the time the calculations were performed and may not be indicative of actual amortization expense that will be recorded in future periods.

NOTE 9 — COMMITMENTS, GUARANTEES, AND CONTINGENCIES:

Commitments

Commitments to extend credit are agreements to lend to customers in accordance with predetermined contractual provisions. These commitments may be for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements in that commitments often expire without being drawn upon. Unfunded commitments to extend credit totaled $168.7 million ($166.9 million fixed and $1.8 million adjustable-rate commitments) at March 31, 2011 and $137.6 million ($132.6 million fixed and $5.0 million adjustable-rate commitments) at December 31, 2010.

The Company enters into contractual commitments to originate loans (e.g., interest rate lock commitments) to extend credit to borrowers with fixed expiration dates. These commitments become effective when the borrowers “lock” a specified interest rate within the time frames established by the Company. Market risk arises due to adverse changes in interest rates between the time of interest rate lock by the borrower and the sale date of the loan to an investor. The Company offsets this risk by entering into forward sale commitments.

The Company is obligated under noncancelable leases for office space. The office leases also contain five-year renewal and space options.

Guarantees

In the ordinary course of business, the Company sells loans with recourse. For loans that have been sold with recourse and are no longer on the Company’s balance sheet, the recourse component is considered a guarantee. When the Company sells a loan with recourse, it commits to stand ready to perform if the loan defaults and to make payments to remedy the default. As of March 31, 2011, the total principal balance of loans sold with recourse under these guarantees totaled $784.9 million. The Company’s recourse reserve related to these guarantees totaled $4.1 million at March 31, 2011.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

In the ordinary course of business, the Company sells loans without recourse that may have to be subsequently repurchased due to defects in the origination process of the loan. The defects are categorized as documentation errors, underwriting errors and judgments, early payment defaults, and fraud. When a loan sold to an investor without recourse fails to perform, the investor will typically review the loan file to determine whether defects in the origination process occurred. If an origination defect is identified, the Company is required to either repurchase the loan or indemnify the investor for losses sustained if the investor has sold the property. If there are no defects found in the origination process, the Company has no commitment to repurchase the loan. As of March 31, 2011, the total principal balance of loans sold without recourse under these terms and conditions totaled $6.6 billion. The Company has reserved $0.7 million at March 31, 2011, to cover its loss exposure to loans sold without recourse.

Contingencies

In the normal course of business, the Company has various legal claims and other contingent matters outstanding. The Company believes that any liability ultimately arising from these actions would not have a material adverse effect on the results of operations or consolidated financial position at March 31, 2011. At March 31, 2011, the Company does not have any amounts reserved for legal claims and there are no matters that are considered to be reasonably possible of resulting in a loss.

NOTE 10 — STOCK-BASED COMPENSATION:

2010 Equity Incentive Plan

In January 2010, the shareholders approved the 2010 Equity Incentive Plan (the “2010 EIP”). Under the 2010 EIP all of the Company’s officers, employees, directors and/or consultants are eligible to receive awards. Awards which may be granted under the 2010 EIP include Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Bonus Awards and Incentive Bonus Awards, or combination of the foregoing. The maximum number of shares of HomeStreet, Inc. common stock available for grant under the 2010 EIP is 337,700.

Under the 2010 EIP, the exercise price of the option may not be less than the fair market value of a share of common stock at the grant date. The options generally vest on a graded schedule from one to five years, depending on the terms of the grant, and generally expire ten years from the grant date.

During the latter part of 2010, nonqualified options were granted outside, but under substantially the same terms, of the 2010 EIP. This issuance was assessed against the maximum number of shares available for grant under the 2010 EIP. This issuance was approved by the Board of Directors and appropriate regulatory agencies and was issued to key senior management personnel.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A summary of changes in nonqualified stock options granted, but not vested, for the period ended March 31, 2011, is as follows:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in yrs.)	Aggregate Intrinsic Value (2) (in thousands)
Options outstanding at December 31, 2010	279,000	$1.17	2.9
Granted
Cancelled or forfeited	—	—	—
Exercised	—	—	—

Options outstanding at March 31, 2011	279,000	1.17	2.6	—

Options that are exercisable and expected to be exercisable(1)	273,420			—
Options exercisable	69,750			—

(1)	Adjusted for estimated forfeitures.

(2)	Intrinsic value is the amount by which fair value of the underlying stock exceeds the exercise price.

No options have been exercised under this plan during 2010 or the first quarter of 2011, and as such there is no related intrinsic value, cash received, or income tax benefits to exercised options. As of March 31, 2011, there was $37,031 of total unrecognized compensation costs related to stock options. Compensation costs are recognized over the requisite service period, which typically is the vesting period. Unrecognized compensation costs are expected to be recognized over the remaining weighted average requisite service period of 2.6 years.

NOTE 11 — FAIR VALUE ACCOUNTING AND MEASUREMENT:

The term “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The Company’s approach is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

Fair Value Hierarchy

The fair value hierarchy prioritizes the inputs used to measure fair value by assigning the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The Company groups its financial assets and liabilities within levels determined by the markets in which the assets and liabilities are traded. The levels are defined as follows:

•

Level 1 — Quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions occur with sufficient frequency and volume to provide information on an ongoing basis.

•

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations where inputs are observable or when value drivers are observable.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

•

Level 3 — Valuation is modeled using inputs that are both significant to the measurement and unobservable in the market. These inputs reflect the Company’s assumptions of what market participants would use in pricing the asset or liability.

Estimation of Fair Value

Fair value is based on quoted prices in an active market when available. In certain cases where a quoted price for an asset or liability is not available, the Company uses valuation models to estimate its fair value. These models incorporate inputs such as forward yield curves, loan prepayment assumptions, expected loss assumptions, market volatilities, and pricing spreads utilizing market-based inputs where readily available. The Company believes these inputs are comparable to those that would be used by other market participants. As an estimate, the fair value cannot be determined with precision and may not be realized in an actual sale or transfer of the asset or liability in a current market exchange.

Asset and Liability Measurements

Cash and Cash Equivalents

For cash and cash equivalents, the carrying value is a reasonable estimate of fair value based on the short-term nature of the instruments.

Investment Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. The fair values of securities available for sale are obtained from an independent third party pricing service and are generally based on observable market prices of identical or similar securities. If market prices are not readily available, fair value is estimated using a discounted cash flow model, which considers expected prepayment factors and the degree of related credit risk. Fair value measurements for investment securities are obtained from an independent third party pricing service. These unadjusted fair values are reported in the financial statements. Their underlying assumptions and valuation inputs are classified as Level 2.

Loans Held for Sale

The Company elected to carry new loans originated for sale at fair value, in accordance with fair value option guidance. The fair value of loans held for sale is based on quoted market prices, where available, or dealer quotes for portfolios with similar characteristics. In addition, values for forward sale commitments provide observable data/inputs related to the fair value of loans held for sale. These valuation inputs are classified as Level 2.

Loans Held for Investment

The Company does not record loans at fair value on a recurring basis. As such, valuation techniques discussed herein for loans are primarily for estimating fair value for financial instruments in accordance with accounting guidance on financial instruments. However, from time to time, nonrecurring fair value adjustments to loans are recorded to reflect (1) partial write-downs that are based on observable market prices or current appraised value of collateral, or (2) the full charge-off of the loan carrying value.

The fair value of loans held for investment was determined by discounting contractual cash flows using current lending rates for new loans with similar maturities. Prepayment assumptions were also included for residential loans. For variable rate loans which reprice based on the prime rate, the estimated fair values are

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

based on the recorded book values. The resulting value for all loan types is reduced by the allowance for loan losses. As the allowance for loan losses is based on an incurred-loss model, it does not consider future loss projections and as such this factor does not incorporate the exit-price concept of fair value.

The fair value of impaired loans is measured on a nonrecurring basis and in accordance with ASC 310-40. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to contractual terms of the loan agreement. Impaired loans are measured based on management’s estimate of the fair value of the collateral considering current and anticipated future market conditions or estimated present value of total expected cash flows, if not collateral dependent. These valuation inputs are considered to be Level 3 inputs.

Mortgage Servicing Rights

Single family MSRs are recorded at fair value on a recurring basis. Multifamily MSRs are recorded at the lower of amortized cost or fair value. Single family MSRs do not trade in an active market with readily observable prices. Accordingly, the fair value of MSRs is determined using a valuation model that calculates the present value of estimated future net servicing cash flows. Significant assumptions used in the valuation of single family MSRs include market interest rates, projected prepayment speeds, discount rates, costs of servicing, other income, and credit losses. Additionally, the Company obtains third-party appraisals of the estimated fair value of single family MSRs on a quarterly basis. The Company uses this information along with the valuation methodology to estimate the fair value of single family MSRs. Single family MSRs’ fair value use significant unobservable inputs and, as such, are classified as Level 3 inputs.

Multifamily MSRs are recorded on a nonrecurring basis and are based on the estimated discounted cash flows and are amortized in proportion to, and over, the estimated period the net servicing income will be collected. Significant assumptions used in the valuation of multifamily MSRs include market interest rates, projected prepayment speeds, discount rates, costs of servicing, other income, and credit losses. Multifamily MSRs benefit from “prepayment penalties” that restore lost servicing fee income resulting from loan prepayments. As such, fair value approximates amortized cost for Multifamily MSRs assets. Multifamily MSRs’ fair value use significant unobservable inputs and, as such, are classified as Level 3 inputs.

Derivatives

Derivatives are recorded at fair value on a recurring basis. The fair value of derivatives is estimated using internally developed modeling techniques, as the derivatives held on the balance sheet are traded in over-the-counter markets where quoted market prices are not readily available. These models require the use of multiple observable market inputs including projections of forward interest rates and interest rate volatilities. Significant market inputs are observable and can be validated through external sources, including brokers and market transactions. Types of derivative contracts held by the Company include forward-sale commitments, futures, interest rate swaps, and interest rate lock commitments written for residential mortgage loans that the Company intends to sell. These derivative instruments are classified as Level 2.

Other Real Estate Owned (“OREO”)

OREO are foreclosed assets and are adjusted to fair value, less cost to sell, upon transfer of the loans to OREO. Subsequently, OREO assets are carried at the lower of carrying value or fair value less the cost to sell. Fair value recorded on a nonrecurring basis is generally based on independent market prices or appraised values of the collateral and, accordingly, OREO is classified as Level 3.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Federal Home Loan Bank Stock

FHLB stock is carried at par value, its historical cost. Carrying value approximates fair value as FHLB stock can only be purchased or redeemed at par value.

Deposits

Deposit liabilities are carried at historical cost. As such, valuation techniques discussed herein for deposits are primarily for estimating fair value for financial instruments in accordance with accounting guidance on financial instruments. The fair value of demand deposits is estimated as the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances

FHLB advances are carried at historical cost. As such, valuation techniques discussed herein for FHLB advances are primarily for estimating fair value for financial instruments in accordance with accounting guidance on financial instruments. Rates currently available to the Bank for advances with similar terms and remaining maturities are used to estimate the fair value of existing advances.

Long-Term Debt

Long-term debt is carried at historical cost. As such, valuation techniques discussed herein for long-term debts are primarily for estimating fair value for financial instruments in accordance with accounting guidance on financial instruments. The estimated fair value for long-term debt was determined by discounting contractual cash flows using current lending rates for similar long-term debt instruments with similar maturities.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following presents the hierarchy level for the Company’s assets and liabilities measured at fair value on a recurring basis:

(in thousands)	Fair Value at March 31, 2011	Level 1	Level 2	Level 3
Assets:
Investment securities available for sale Mortgage-backed securities	$4,364	$—	$4,364	$—
Municipal bonds	5,832	—	5,832	—
Collateralized mortgage obligations	217,938	—	217,938	—
US Treasury Securities	76,270	—	76,270	—
Single family mortgage servicing rights	89,947	—	—	89,947
Loans held for sale	81,393	—	81,393	—
Derivatives
Forward sale commitments	267	—	267	—
Interest rate locks on loans	1,830	—	1,830	—

Total	$477,841	$—	$387,894	$89,947

Liabilities:
Derivatives
Interest rate swaps	$8,429	$—	$8,429	$—

Total	$8,429	$—	$8,429	$—

(in thousands)	Fair Value at December 31, 2010	Level 1	Level 2	Level 3
Assets:
Investment securities available for sale
Mortgage-backed securities	$4,697	$—	$4,697	$—
Municipal bonds	6,549	—	6,549	—
Collateralized mortgage obligations	221,921	—	221,921	—
US Treasury Securities	80,346	—	80,346	—
Single family mortgage servicing rights	81,197	—	—	81,197
Loans held for sale	198,784	—	198,784	—
Derivatives
Forward sale commitments	2,263	—	2,263	—
Interest rate locks on loans	2,302	—	2,302	—

Total	$598,059	$—	$516,862	$81,197

Liabilities:
Derivatives
Interest rate swaps	$22,221	$—	$22,221	$—

Total	$22,221	$—	$22,221	$—

There were no transfers between level classifications during the first three months of 2011.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following presents additional information about Level 3 assets measured at fair value on a recurring basis:

	Interest rate swaps
	Three Months Ended March 31,
(in thousands)	2011	2010
Beginning Balance	$—	$339
Losses included in income	—	(289)

Ending Balance	$—	$50

	Single-family mortgage servicing rights
	Three Months Ended March 31,
(in thousands)	2011	2010
Beginning Balance	$81,197	$78,350
Gains (losses) included in income	1,679	(4,818)
Issuances	7,067	3,617
Purchases	4	7

Ending Balance	$89,947	$77,156

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. These adjustments to fair value usually result from the application of lower of cost or fair value accounting or recognition of impairment of assets.

The following presents the hierarchy level for the Company’s assets measured at fair value on a nonrecurring basis:

(in thousands)	Fair value at March 31, 2011	Level 1	Level 2	Level 3	Three Months Ended March 31, 2011 total (losses)
Impaired loans	$162,594	—	—	$162,594	$(10,580)
Other real estate owned	98,863	—	—	98,863	(10,559)
Multifamily mortgage servicing rights	6,005	—	—	6,005	—

Total	$267,462	$—	$—	$267,462	$(21,139)

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

At March 31, 2011 and December 31, 2010, the carrying values and fair values of the Company’s other financial instruments are as follows:

	March 31, 2011
(in thousands)	Carrying value	Fair value
Financial assets:
Cash and cash equivalents	$170,795	$170,795
Loans held for investment	1,500,550	1,543,806
Federal Home Loan Bank stock	37,027	37,027

Financial liabilities:
Deposits	2,066,842	2,079,007
Federal Home Loan Bank advances	114,544	119,550
Long-term debt	61,857	61,314

	December 31, 2010
(in thousands)	Carrying value	Fair value
Financial assets:
Cash and cash equivalents	$72,639	$72,639
Loans held for investment	1,538,521	1,539,821
Federal Home Loan Bank stock	37,027	37,027

Financial liabilities:
Deposits	2,129,742	2,155,075
Federal Home Loan Bank advances	165,869	172,152
Long-term debt	66,857	67,164

NOTE 12 — EARNINGS PER SHARE:

The following table summarizes the calculation of earnings per share for the three months ended March 31, 2011 and 2010:

	Three Months Ended March 31,
(in thousands, except share data)	2011	2010
Net (loss) income	$(7,449)	$(5,091)
Basic and Diluted weighted average common shares outstanding	3,377,186	3,377,186
Basic and Diluted loss per share	$(2.21)	$(1.51)

NOTE 13 — OPERATING SEGMENTS:

The Company has identified four business lines for the purposes of management reporting: Community Banking; Single Family Lending; Income Property Lending; Residential Construction Lending; as well as an All Other category. The results for these lines of business are based on a management accounting process that assigns balance sheet and income statement items to each responsible operating segment. This process is dynamic and, unlike financial accounting, there is no comprehensive, authoritative guidance for management accounting equivalent to GAAP. Our approach has focused, in the years presented, on managing revenues and expense by segment and in total. The management accounting process measures the performance of the operating

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

segments based on the Company’s management structure and is not necessarily comparable with similar information for other financial services companies. The Company defines its operating segments by product type and customer segment. If the management structure and/or the allocation process changes, allocations, transfers, and assignments may change.

Community Banking provides diversified financial products and services to our consumer and business customers, including deposit products, investment products, insurance products, cash management services and consumer and business loans.

Single Family Lending originates and sells into the secondary market residential mortgage loans both directly and through our relationship with Windermere Mortgage Services. We generally retain the right to service residential mortgage loans sold into the secondary market. This segment also originates and services loans for our portfolio on a selective basis, including home equity loans and lines of credit.

Income Property Lending originates commercial real estate loans with a focus on multifamily lending through our Fannie Mae DUS business. These loans are sold to or securitized by Fannie Mae and we generally retain the right to service them. Our income property lending segment also originates commercial construction and land loans, bridge loans and permanent loans for our portfolio.

Residential Construction Lending originates and services construction and land loans primarily for our own portfolio.

The All Other category includes: (1) asset/liability management which includes interest rate risk, liquidity position and capital. Asset/liability management responsibilities involve managing the Company’s portfolio of investment securities and providing oversight and direction across the enterprise over matters impacting the Company’s balance sheet and off-balance sheet risk. Such activities include determining the optimal production composition and concentration of loans in the loan portfolio, the appropriate mix of funding sources at any given point in time, and the allocation of capital resources to the business segments; (2) general corporate overhead costs associated with the Company’s facilities, legal, accounting and finance functions, human resources, and technology services; and (3) the residual impact of our cost allocation processes.

We use various management accounting methodologies to assign certain income statement items to the responsible operating segment, including:

•

a funds transfer pricing system, which allocates interest income credits and funding charges between the operating segments and the Treasury division within the All Other category, with that division assigning a segment a funding credit for its liabilities, such as deposits and a charge to fund its assets;

•	an allocation of charges for services rendered to the segments by centralized functions, such as corporate overhead, which are generally based on each segment’s consumption patterns; and

•	income taxes for the Company on a consolidated basis are allocated based on the effective tax rate applied to the segment’s pretax income or loss

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Financial highlights by operating segment were as follows:

	Three Months Ended March 31, 2011
	Community Banking	Single Family Lending	Income Property	Residential Construction	All Other	Total
(in thousands)
Condensed income statement:

Net interest income (expense)(1)	$8,047	$4,885	$1,957	$165	$(3,464)	$11,590
Provision for loan losses	—	—	—	—	—	—
Noninterest income	1,134	10,219	852	3	2,257	14,465
Noninterest expense	(6,219)	(8,787)	(999)	(10,142)	(7,314)	(33,461)
Inter-segment revenue (expense)	(2,189)	(3,459)	(747)	(634)	7,029	—

Income (loss) before income taxes	773	2,858	1,063	(10,608)	(1,492)	(7,406)
Income tax (benefit) expense	(4)	(17)	(6)	61	9	43

Net income (loss)	$777	$2,875	$1,069	$(10,669)	$(1,501)	$(7,449)

	Three Months Ended March 31, 2010
	Community Banking	Single Family Lending	Income Property	Residential Construction	All Other	Total
(in thousands)
Condensed income statement:

Net interest income (expense)(1)	$7,135	$5,045	$973	$(1,263)	$(4,775)	$7,115
Provision for loan losses	(2,062)	(2,979)	(1,865)	(94)	—	(7,000)
Noninterest income	1,063	13,927	570	2	172	15,734
Noninterest expense	(5,722)	(7,763)	(1,379)	183	(6,259)	(20,940)
Inter-segment revenue (expense)	(1,868)	(2,838)	(594)	(516)	5,816	—

Income (loss) before income taxes	(1,454)	5,392	(2,295)	(1,688)	(5,046)	(5,091)
Income tax expense (benefit)	—	—	—	—	—	—

Net income (loss)	$(1,454)	$5,392	$(2,295)	$(1,688)	$(5,046)	$(5,091)

(1)	Net interest income is the differrence between interest earned on assets and cost of liabilities to fund those assets. Interest earned includes actual interest earned on segment assets and, if the segment has excess liabilities, interest credits for providing funding to other segments. The cost of liabilities includes interest expense on segment liabilities and, if the segment does not have enough liabilities to fund its assets, a funding charge based on the cost of excess liabilities from another segment or category.

Report of Independent Registered Public Accounting Firm

The Board of Directors

HomeStreet, Inc.:

We have audited the accompanying consolidated statements of financial condition of HomeStreet, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HomeStreet, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Footnote 1, Accounting Changes, effective January 1, 2010, the Company elected to carry mortgage servicing rights related to single family loans at fair value, and elected to carry single family residential mortgage loans held for sale using the fair value option.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, on May 18, 2009, the Company entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Office of Thrift Supervision and on May 8, 2009, the Company’s banking subsidiary (the Bank) entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the Bank Order) with the Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions. The Bank Order restricts certain operations and required the Bank to, among other things, achieve specified regulatory capital ratios and reduce adversely classified loans and real estate owned to a specific level of regulatory capital. The Bank failed to achieve the required regulatory capital ratios and the reduction of adversely classified loans and real estate owned to a specific level of regulatory capital in the time periods required and is, therefore, not in compliance with the Bank Order. The failure of the Bank to comply with the Bank Order and the possibility of additional regulatory restrictions and actions, including placing the Bank in receivership, raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Seattle, Washington

April 29, 2011

HomeStreet, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

December 31, 2010 and 2009

(in thousands, except share data)

	2010	2009
ASSETS
Cash and cash equivalents (including interest-bearing instruments of $57,601 and $193,317)	$72,639	$217,103
Investment securities available for sale	313,513	657,840
Loans held for sale (includes $198,784 and $0 carried at fair value)	212,602	57,046
Loans held for investment (net of allowance for loan losses of $64,177 and $109,472)	1,538,521	1,964,994
Mortgage servicing rights (includes $81,197 and $0 carried at fair value)	87,232	78,372
Accounts receivable and other assets	32,345	24,505
Accrued interest receivable	7,267	9,765
Other real estate owned	170,455	107,782
Income taxes receivable	7,309	46,166
Federal Home Loan Bank stock, at cost	37,027	37,027
Premises and equipment, net	6,787	8,936

	$2,485,697	$3,209,536

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits	$2,129,742	$2,332,333
Federal Home Loan Bank advances	165,869	677,840
Accounts payable and accrued expenses	64,440	40,610
Long-term debt	66,857	66,857

	2,426,908	3,117,640

Commitments and Contingencies (Note 13)

Shareholders’ equity:
Preferred stock, no par value
Authorized 10,000 shares
Issued and outstanding, 0 shares and 0 shares	—	—
Common stock, no par value
Authorized 100,000,000 shares
Issued and outstanding, 3,377,186 shares and 3,377,186 shares	511	511
Additional paid-in capital	16	—
Retained earnings	65,627	93,374
Accumulated other comprehensive loss	(7,365)	(1,989)

	58,789	91,896

	$2,485,697	$3,209,536

See accompanying notes to consolidated financial statements.

HomeStreet, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2010, 2009 and 2008

(in thousands, except share data)

	2010	2009	2008
Interest income:
Loans	$85,377	$106,623	$162,007
Investment securities available for sale	7,676	4,150	5,078
Other	550	598	524

	93,603	111,371	167,609

Interest expense:
Deposits	39,050	54,353	54,665
Federal Home Loan Bank advances	11,682	21,071	29,030
Securities sold under agreements to repurchase	11	267	633
Long-term debt	3,824	4,270	5,205
Other	2	(92)	2,191

	54,569	79,869	91,724

Net interest income	39,034	31,502	75,885

Provision for credit losses	37,300	153,515	34,411

Net interest income (loss) after provision for loan losses	1,734	(122,013)	41,474

Noninterest income:
Net gains on mortgage loan origination and sales activities	57,127	52,831	15,833
Mortgage servicing	26,226	(4,495)	13,025
Income from Windermere Mortgage Services, Inc.	2,162	4,663	2,423
Debt extinguishment	—	—	2,451
Federal Home Loan Bank dividend	—	—	352
Depositor and other retail banking fees	3,397	3,352	2,885
Insurance commissions	1,164	792	807
Gain on sale of investment securities available for sale	6,016	237	1,067
Other	839	1,850	1,503

	96,931	59,230	40,346

Balance, carried forward	98,665	(62,783)	81,820

See accompanying notes to consolidated financial statements.

HomeStreet, Inc. and Subsidiaries

Consolidated Statements of Operations (continued)

Years Ended December 31, 2010, 2009 and 2008

(in thousands, except share data)

	2010	2009	2008
Balance, brought forward	$98,665	$(62,783)	$81,820

Noninterest expense:
Salaries and related costs	49,816	39,926	38,784
General and administrative	18,213	12,772	13,936
Federal Home Loan Bank prepayment penalty	5,458	—	—
Legal	3,573	3,353	1,541
Consulting	2,761	5,163	985
Federal Deposit Insurance Corporation assessments	7,618	8,757	1,606
Occupancy	7,356	6,486	6,743
Information services	5,223	5,503	5,051
Other real estate owned expense	32,197	10,479	1,543
Federal Home Loan Bank debt extension fee	—	2,009	—

	132,215	94,448	70,189

(Loss) income before income tax expense (benefit)	(33,550)	(157,231)	11,631

Income tax expense (benefit)	697	(46,955)	3,202

NET (LOSS) INCOME	$(34,247)	$(110,276)	$8,429

Basic and Diluted (loss) earnings per share	$(10.14)	$(32.65)	$2.50

Basic weighted average number of shares outstanding	3,377,186	3,377,186	3,371,622

Diluted weighted average number of shares outstanding	3,377,186	3,377,186	3,375,894

See accompanying notes to consolidated financial statements.

HomeStreet, Inc. and Subsidiaries

Consolidated Statements of Comprehensive (Loss) Income

Years Ended December 31, 2010, 2009 and 2008

(in thousands)

	2010	2009	2008
Net (loss) income	$(34,247)	$(110,276)	$8,429

Other comprehensive (loss) income, net of tax:

Unrealized loss (gain) on securities:
Unrealized holding loss (gain) arising during year, net of tax expense of $0, $207 and $487	(1,604)	(1,477)	904
Reclassification adjustment for net gains included in net income, net of tax expense, of $0, $83 and $374	(3,910)	(154)	(694)
Unrealized losses on cash flow hedges:
Unrealized (loss) gain arising during year, net of tax benefit of $0, $525 and $1,223	—	(1,112)	2,271
Reclassification adjustment for loss (gains) included in net income, net of tax expense of $0, $639 and $59	138	(1,188)	(110)

Other comprehensive (loss) income	(5,376)	(3,931)	2,371

Comprehensive (loss) income	$(39,623)	$(114,207)	$10,800

See accompanying notes to consolidated financial statements.

HomeStreet, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(in thousands, except share data)

	Number of shares	Common stock	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance,
December 31, 2008	3,377,186	$511	$—	$203,650	$1,942	$206,103

Net loss	—	—	—	(110,276)	—	(110,276)
Other comprehensive loss	—	—	—	—	(3,931)	(3,931)

Balance,
December 31, 2009	3,377,186	$511	$—	$93,374	$(1,989)	$91,896

Cumulative effect for change in accounting for mortgage servicing rights valuation	—	—	—	6,500	—	6,500

Balance,
January 1, 2010	3,377,186	$511	$—	$99,874	$(1,989)	$98,396

Net loss	—	—	—	(34,247)	—	(34,247)
Stock option compensation expense	—	—	16	—	—	16
Other comprehensive loss	—	—	—	—	(5,376)	(5,376)

Balance,
December 31, 2010	3,377,186	$511	$16	$65,627	$(7,365)	$58,789

See accompanying notes to consolidated financial statements.

HomeStreet, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

(in thousands)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(34,247)	$(110,276)	$8,429
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:
Amortization of deferred fees and discounts on loans held for investment, net of additions	2,852	(1,113)	1,348
Amortization of premiums on investment securities	5,092	6,305	751
Amortization of intangibles	201	238	273
Accretion of gain on cash flow hedge	138	(1,827)	(169)
Amortization of mortgage servicing rights	1,370	18,878	9,274
Provision for credit losses	37,300	153,515	34,411
Provision for losses on other real estate owned	27,459	8,893	901
(Recovery) impairment of originated mortgage servicing rights	—	(1,335)	9,197
Depreciation and amortization on premises and equipment	2,410	2,842	3,049
Originations of loans held for sale	(2,096,886)	(2,550,677)	(1,657,622)
Proceeds from sale of loans held for sale	1,958,043	2,541,370	1,752,822
Fair value adjustment of loans held for sale	(272)	898	(531)
Addition of originated mortgage servicing rights	(24,826)	(38,138)	(22,372)
Change in fair value of mortgage servicing rights	21,107	—	—
Gain on sale of investment securities	(6,016)	(231)	(1,067)
(Gain) loss on sale of other real estate owned	(573)	(1,244)	341
Gain on debt extinguishment	—	—	(2,451)
Loss on prepayment of Federal Home Loan Bank advances	5,458	—	—
Net deferred income tax expense (benefit)	7,168	(5,907)	(4,336)
Change in deferred compensation, net	—	—	403
Change in stock option compensation	16	—	—
Cash used by changes in operating assets and liabilities:
Increase in accounts receivable and other assets	(8,043)	(4,341)	(4,172)
Decrease (increase) in accrued interest receivable	2,498	(111)	2,663
Decrease (increase) in income taxes receivable/payable	33,587	(41,863)	1,117
Increase in accounts payable and other liabilities	23,122	568	2,320

Net cash (used in) provided by operating activities	(43,042)	(23,556)	134,579

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities	(645,703)	(791,686)	(62,174)
Proceeds from sale of investment securities	693,497	93,163	93,571
Principal repayments and maturities of investment securities	291,939	89,439	24,525
Proceeds from sale of other real estate owned	99,511	37,481	7,900
Proceeds from cash flow hedge	—	—	1,740
Mortgage servicing rights purchased from others	(11)	(78)	(375)
Capital expenditures related to other real estate owned	(2,050)	(1,716)	(629)
Origination of loans held for investment and principal repayments, net	181,675	182,714	(123,674)
Net property and equipment purchased	(260)	(1,628)	(1,781)

Net cash provided (used in) by investing activities	618,598	(392,311)	(60,897)

See accompanying notes to consolidated financial statements.

HomeStreet, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Years Ended December 31, 2010, 2009 and 2008

(In thousands)

	2010	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in deposits	$(202,591)	$421,022	$193,630
Proceeds from Federal Home Loan Bank advances	—	308,940	1,102,565
Repayment of Federal Home Loan Bank advances	(517,429)	(336,864)	(1,143,187)
Proceeds from Federal Reserve Bank borrowings	—	69,000	4,817,800
Repayment of Federal Reserve Bank borrowings	—	(69,000)	(4,817,800)
Proceeds from securities sold under agreements to repurchase	40,000	—	80,059
Repayment of securities sold under agreements to repurchase	(40,000)	(18,400)	(66,459)
Repayment of long-term debt	—	—	(22,500)
Dividends paid	—	—	(3,035)
Stock repurchases, net	—	—	(118)

Net cash (used in) provided by financing activities	(720,020)	374,698	140,955

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(144,464)	(41,169)	214,637

CASH AND CASH EQUIVALENTS:
Beginning of year	217,103	258,272	43,635

End of year	$72,639	$217,103	$258,272

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for -
Interest	$55,120	$79,493	$105,813
Federal and state income taxes	$27	$2,884	$6,512
Noncash investing activities -
Loans held for investment foreclosed and transferred to other real estate owned	$182,730	$130,290	$27,444
Loans originated to finance the sales of other real estate owned	$8,846	$10,942	$1,059
Loans transferred from held for investment to held for sale	$16,381	$—	$65,337
GNMA loans recognized with the right to repurchase	$2,580	$8,056	$3,540

See accompanying notes to consolidated financial statements.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

HomeStreet, Inc. and its wholly owned subsidiaries (the “Company”) is a diversified financial services company that serves consumers and businesses in the Pacific Northwest and Hawaii. The Company is principally engaged in real estate lending, including mortgage banking activities and retail and business banking operations. The consolidated financial statements include the accounts of HomeStreet, Inc. and its wholly owned subsidiaries, HomeStreet Capital Corporation and HomeStreet Bank (the “Bank”), and the Bank’s subsidiaries, HomeStreet/WMS, Inc., HomeStreet Reinsurance, Ltd., Continental Escrow Company, and Union Street Holdings LLC including HS Cascadia LLC, a subsidiary of Union Street Holdings LLC. HomeStreet Bank was formed in 1986 and is a state-chartered savings bank.

HomeStreet Capital Corporation was formed in 2000 to service the multifamily loans sold through the Fannie Mae DUS program.

HomeStreet/WMS, Inc. (Windermere Mortgage Services, Inc.), a wholly owned subsidiary of the Bank, is a 50-percent partner with Windermere Real Estate, owners in the partnership of Windermere Mortgage Services Series LLC. Within Windermere Mortgage Services Series LLC are 31 individual operating Series, each providing point-of-sale loan origination services. As of December 31, 2010, these services were provided in 46 Windermere Real Estate brokerage offices in Washington and Oregon.

HomeStreet Reinsurance, Ltd. was formed in 2000 and is a limited-purpose reinsurance company. It is incorporated in the Turks and Caicos Islands and reinsures private mortgage insurance solely with respect to mortgage loans originated by the Bank and its affiliates.

Union Street Holdings, LLC was formed in 2009 to acquire, manage, and sell parcels of other real estate owned. HS Cascadia LLC was formed to acquire through foreclosure a master planned community development in Pierce County, Washington.

The Company’s accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America (GAAP). Inter-company balances and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Management has made significant estimates in several areas, including the allowance for loan losses (Note 5, Loans and Credit Quality), valuation of residential mortgage servicing rights (Note 12, Mortgage Banking Activities), and certain financial instruments such as loans held for sale (Note 5, Loans and Credit Quality), investment securities (Note 4, Investment Securities Available for Sale), derivatives (Note 11, Derivatives), other real estate owned (Note 6, Other Real Estate Owned), and taxes (Note 14, Income Taxes). Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in these significant estimates. Certain amounts in the financial statements from prior years have been reclassified to conform to the current financial statement presentation.

Accounting Standards Adopted in 2010

Effective January 1, 2010, the Company adopted Accounting Standards Update (ASU) 2009-16 Accounting for Transfers of Financial Assets (Statement of Financial Accounting Standards (FAS) 166, Accounting for Transfers of Financial Assets — an amendment of Financial Accounting Standards Board (FASB) Statement No. 140), which amends certain guidance contained in Accounting Standards Codification (ASC) 860, Transfers and Servicing. ASU 2009-16 eliminates the concept of qualifying special purpose entities (“QSPEs”) and provides additional criteria transferors must use to evaluate transfers of financial assets. The adoption of ASU 2009-16 did not have a material impact on the Company’s consolidated financial statements.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Effective January 1, 2010, the Company adopted ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FAS 167, Amendments to FASB Interpretation No. 46(R)), which amends several key consolidation provisions related to variable interest entities (“VIEs”) included in ASC 810, Consolidation. ASU 2009-17 changes the approach companies must use to identify VIEs for which they are deemed to be the primary beneficiary and are required to consolidate. Under the new guidance, a VIE’s primary beneficiary is the entity that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. In addition, companies are required to continually reassess whether they are the primary beneficiary of a VIE, whereas the previous rules only required reconsideration upon the occurrence of certain triggering events. The adoption of ASU 2009-17 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2010, the Company adopted ASU 2010-6, Improving Disclosures about Fair Value Measurements, which amends the disclosure requirements for fair value measurements. Companies are required to disclose significant transfers in and out of Levels 1 and 2 of fair value hierarchy, whereas the previous rules only required the disclosure of transfers in and out of Level 3. In the rollforward of Level 3 activity, companies must present information on purchases, sales, issuances, and settlements on a gross basis rather than on a net basis. ASU 2010-6 also clarifies that fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial condition. Companies should also provide information about the valuation techniques and inputs used to measure fair value for recurring and nonrecurring instruments classified as either Level 2 or Level 3. The adoption of ASU 2010-6 had no impact on the Company’s consolidated financial statements since it amends only the disclosure requirements.

Effective for the year ended December 31, 2010, the Company adopted ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which provides disclosures that facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the Company’s portfolio of financing receivables; (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses; and (3) the changes and reasons for those changes in the allowance for credit losses. ASU 2010-20 presents disclosure on a disaggregated basis and defines two levels of disaggregation — portfolio and class of financing receivable. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. Classes of financing receivables generally are a disaggregation of a portfolio. See Note 5, Loans and Credit Quality.

Accounting Changes in 2010

Effective January 1, 2010, the Company elected to measure and carry mortgage servicing rights (“MSRs”) related to single family loans at fair value. Under this election, purchased single family MSRs and MSRs resulting from the sale or securitization of single family loans are capitalized and carried at fair value. Prior to this election, purchased single family MSRs were capitalized at cost, and MSRs resulting from the sale or securitization of single family loans were initially measured at fair value at the date of transfer and subsequently carried at the lower of amortized cost or fair value. Upon the remeasurement of MSRs related to single family loans at fair value on January 1, 2010, the Company recorded a cumulative effect adjustment to increase the 2010 beginning balance of retained earnings by $6.5 million in shareholders’ equity. MSRs resulting from the sale of multifamily loans continue to be initially measured at fair value at the date of transfer and subsequently measured at the lower of amortized cost or fair value.

Effective January 1, 2010, the Company elected to carry single family residential mortgage loans held for sale using the fair value option. Under the fair value option, single family residential mortgage loans held for sale

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

will be stated at fair value, and any changes in fair value will be recognized in current earnings. Prior to this election, single family residential mortgage loans held for sale were stated at the lower of amortized cost or fair value. At December 31, 2009, single family residential mortgage loans held for sale were stated at fair value, thus there was no impact to the 2010 beginning balance of retained earnings.

Cash and Cash Equivalents

Cash and cash equivalents include cash, interest-earning overnight deposits, and other investments with original maturities equal to three months or less. For the consolidated statements of cash flows, the Company considered cash equivalents to be investments that are readily convertible to known amounts, so near to their maturity that they present an insignificant risk of change in fair value due to change in interest rates, and purchased in conjunction with cash management activities. Restricted cash of $3.9 million and $3.7 million as of December 31, 2010 and 2009, respectively, is included in accounts receivable and other assets for reinsurance-related reserves.

Investment Securities

The Company’s investment securities are classified as available for sale and are reported at fair value. Fair value measurement is based upon quoted market prices in active markets, if available. If quoted prices in active markets are not available, fair values are measured using pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for prepayment assumptions and other factors such as credit losses and market liquidity. Unrealized gains and losses are excluded from earnings and reported, net of tax, in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the effective interest method over the terms of the securities. Purchase premiums or discounts related to mortgage-backed securities are amortized or accreted using projected prepayment speeds.

Declines in the fair value of securities below their cost that are deemed to be other-than-temporarily impaired (“OTTI”) are reflected in earnings as realized losses. Impairment may result from credit deterioration of the issuer or collateral underlying the security. In performing an assessment of recoverability, all relevant information is considered, including the length of time and extent to which fair value has been less than the amortized cost basis, the cause of the price decline, credit performance of the issuer and underlying collateral, and recoveries or further declines in fair value subsequent to the balance sheet date. The Company measures and recognizes OTTI through earnings as realized losses if (1) the Company has the intent to sell the security, (2) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, or (3) the Company does not expect to recover the entire amortized cost basis of the security. Only the credit portion is recognized in earnings if the above criteria are not met and the impairment related to other factors is recognized in other comprehensive income, net of taxes.

The securities portfolio is an integral part of the asset/liability management process. These investments are managed to provide liquidity, mitigate interest rate risk, and maximize portfolio yields within capital risk limits approved by management through the Asset/Liability Management Committee and the Board of Directors. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. See Note 4, Investment Securities Available for Sale.

Loans Held for Sale

As of January 1, 2010, management elected to account for single family residential loans held for sale at fair value under the fair value option. In prior periods all loans held for sale were accounted for at the lower of amortized cost or fair value. The fair value of loans designated as held for sale is generally based on observable

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

market prices from other loans that have similar collateral, credit, and interest rate characteristics. If market prices are not readily available, fair value is based on a discounted cash flow model. Consistent with the provisions for measuring the fair value of a derivative loan commitment, the expected net future cash flows related to the associated servicing of the loan is included in such fair value measurement and determined in the same manner that the recognized servicing assets is measured at the date of sale. Thus the income statement impact of such loan sales are recorded prior to the date of the ultimate sale of the loan. Multifamily loans held for sale are accounted for at the lower of amortized cost or fair value. Gain and losses from changes in fair value and on loan sales are recognized in noninterest income. See Note 5, Loans and Credit Quality.

Loans Held for Investment

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are stated at the principal amount outstanding, adjusted for charge-offs and any related net deferred origination fees and costs. These deferred fees and costs are amortized over the contractual terms of the underlying loans and commitments using the constant effective yield (the interest method), adjusted for actual loan prepayment experience, or the straight-line method, as applicable. A determination is made as of the loan commitment date as to whether a loan will be held for sale or held for investment. This determination is based primarily on the type of loan or loan program and its related profitability characteristics. See Note 5, Loans and Credit Quality.

When a determination is made at the time of commitment to originate loans as held for investment, the intent is to hold these loans for the foreseeable future or until maturity or pay-off. If subsequent changes occur, the Company may change its intent to hold these loans to reposition the balance sheet. Once a determination has been made to sell such loans, they are immediately transferred to loans held for sale and recorded and carried at fair value.

From time to time, the Company will originate loans to facilitate the sale of other real estate owned without a sufficient down payment from the borrower. Such loans are accounted for using the installment method and any gain on sale is deferred.

Interest on loans is accrued on a monthly basis as earned.

Credit Quality

Credit quality within the loans held for investment portfolio is continuously monitored and is reflected within the allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is appropriate to cover loan losses inherent in the loan portfolio. The allowance for loan losses is increased by a provision for loan losses and reduced by charge-offs, net of recoveries. The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio, historical loss experience, and other significant qualitative factors affecting the loan portfolio’s collectability. These other significant factors include the level and trends of delinquent, nonaccrual, and adversely classified loans; variability in collateral valuation; local economic trends and conditions such as trends in regional unemployment; levels and trends in current portfolio interest rates relative to current market pricing and the ability of the customer to continue to make payments in changing interest rate environments; other external factors including the time periods during which loans were originated; and changes in the experience, ability, and depth of lending management. See Note 5, Loans and Credit Quality.

Loans are placed on nonaccrual status when the full and timely collection of interest and principal is doubtful, generally when the loan becomes 90 days or more past due for interest or principal payment or if part of the principal balance has been charged off and no restructuring has occurred.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Situations where, for economic or legal reasons related to the borrower’s financial difficulties, a concession is granted for other than an insignificant period of time (generally more than three months) to the borrower that would not otherwise be considered, the related loan is classified as a troubled debt restructuring (“TDR”). Generally, TDRs are considered to be impaired and are measured for impairment consistent with other impaired loans.

Loans Sold with Recourse

The Company retains partial recourse on multifamily loans it sells through the Fannie Mae DUS program. The Company also originates single family residential rehabilitation loans, some of which have a recourse liability during the rehabilitation period, typically one year. When loans are sold with recourse, a liability is recorded based on the estimated recourse obligation.

Mortgage Servicing Rights

MSRs are recorded as separate assets through the purchase of the rights or upon the sale of mortgage loans with servicing rights retained. Net gains on mortgage origination/sales activities depends, in part, on the fair value of servicing rights retained at the date of sale, as their value is considered a component of the proceeds from the sale. Originated mortgage servicing rights are recorded based on quoted market prices, other observable market data, or a discounted cash flow model depending on the availability of market information.

On January 1, 2007, the Company adopted ASC 860, Transfers and Servicing (ASC 860). ASC 860 requires that an MSR resulting from the sale or securitization of loans initially be measured at fair value at the date of transfer and permits an election between fair value or the lower of amortized cost or fair value for subsequent measurement. As of January 1, 2010, management elected to account for single family mortgage servicing rights at fair value, with subsequent changes in fair value recorded through current period earnings. Fair value adjustments encompass market-driven valuation changes as well as run-off of value that occurs due to the passage of time. The Company will continue to account for multifamily residential servicing rights at the lower of amortized cost or fair value.

Subsequent fair value measurements of single family mortgage servicing rights are determined by using the results of a valuation model that calculates the present value of estimated future net servicing income, as MSRs are not traded in an active market with readily observable market prices. The discounted cash flow model leverages several significant assumptions such as market interest rates, projected prepayment speeds, discount rates, estimated costs of servicing, other income, and credit losses. In addition, third-party valuations and independent fair value estimates of the mortgage servicing asset portfolio are obtained at least annually to validate and calibrate the valuation model. See Note 12, Mortgage Banking Operations.

Other Real Estate Owned

Other real estate owned represents real estate acquired through the foreclosure of mortgage loans. These properties are initially recorded at the fair value of the property foreclosed less estimated costs of disposal. Upon transfer of a loan to other real estate owned, an appraisal is obtained and any excess of the loan balance over the fair value of the property, less estimated costs of disposal, is charged against the allowance for loan losses. Subsequent declines in value after transfer to OREO identified from the ongoing analysis of the fair value of such properties are recognized against income as a provision for losses on other real estate owned. See Note 6, Other Real Estate Owned.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Premises and Equipment

Furniture and fixtures and leasehold improvements are stated at cost less accumulated depreciation or amortization. Furniture and fixtures and leasehold improvements are depreciated or amortized over the shorter of the useful life of the related asset or the term of the lease, generally 3 to 15 years, using the straight-line method. Management periodically evaluates furniture and fixtures and leasehold improvements for impairment. See Note 7, Premises and Equipment.

Accounting for Windermere Mortgage Services, Inc.

Windermere Mortgage Services, Inc., a Washington corporation and wholly owned and consolidated subsidiary of HomeStreet Bank, is a 50% partner with Windermere Real Estate, owners in partnership of Windermere Mortgage Services, LLC (WMS). The operations of WMS, and its affiliated Series, are recorded using the equity method of accounting.

The Company recognizes its proportionate share of the results of operations of this equity-method investment in the results of operations, based on the most current financial information available. The Company has determined that WMS, and its affiliated Series, are not variable interest entities (“VIE”) and further does not consolidate these entities under the voting interest model. The investment is reviewed for possible other-than-temporary impairment no less than quarterly, or more frequently if warranted. The review typically includes an analysis of facts and circumstances of the investment and the expectations of the investment’s future cash flows. The Company has not recorded other-than-temporary impairment on this investment.

Equity income from WMS was $1.8 million, $3.6 million, and $2.2 million for the years ended December 31, 2010, 2009, and 2008, respectively. The Company’s investment in WMS was $3.7 million and $3.3 million, which is included in accounts receivable and other assets at December 31, 2010 and 2009, respectively.

The Company provides contracted services to WMS related to accounting, loan shipping, loan underwriting, quality control, secondary marketing, and information systems activities performed by Company employees on behalf of WMS. The Company recorded contracted services income of $345,000, $1.1 million, and $270,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Income related to WMS, including equity income and contracted services, is classified as income from Windermere Mortgage Services, Inc. in noninterest income within the consolidated statements of operations. WMS has a $22.0 million secured line of credit with the Company that allows WMS to fund and close single family mortgage loans in the name of WMS. The outstanding balance of the secured line of credit was $6.5 million and $1.2 million at December 31, 2010, and 2009, respectively. The highest outstanding balance of the secured line of credit was $16.9 million and $15.9 million during 2010 and 2009, respectively. The line of credit matures May 1, 2011.

Income Taxes

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, a deferred tax asset or liability is determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred-tax assets to the extent it is believed that these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial operations. After reviewing and weighing all of the positive and negative evidence, if the positive evidence outweighs the negative evidence, then the Company does not record a valuation allowance for deferred-tax assets. If the negative evidence outweighs the positive evidence, then a valuation allowance for all or a portion of the deferred-tax assets is recorded.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense in the consolidated statements of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated statements of financial condition. See Note 14, Income Taxes.

Derivatives and Hedging Activities

In order to reduce the risk of significant interest rate fluctuations on the value of certain assets and liabilities, such as certain mortgage loans held for sale and investment, mortgage servicing rights, and brokered and retail certificates of deposits, the Company utilizes derivatives, such as forward sale commitments, futures, option contracts, and interest rate swaps as a hedge. Derivatives are recorded at fair value on the balance sheet. Before initiating the hedge, the Company formally documents the relationship between the hedging instruments and the hedged items, as well as its risk management objective and strategy. On the date the Company enters into a derivative contract, the Company designates or identifies the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge); (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); or (3) held for customer accommodation or asset/liability risk management purposes, including economic hedges not qualifying for hedge accounting. See Note 11, Derivatives.

Derivatives in which the Company has not attempted to achieve or attempted but did not achieve the highly effective hedge accounting relationship, but are used for risk management purposes, are referred to as economic hedges. The changes in fair value of these instruments are recognized immediately in earnings.

In a fair value hedge, changes in the fair value of the derivative and, to the extent that it is effective, changes in the fair value of the hedged asset or liability attributable to the hedged risk are recorded through current period earnings in the same financial statement category as the hedged item.

In a cash flow hedge, the effective portion of the change in the fair value of the hedging derivative is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings during the same period in which the hedged item affects earnings. The ineffective portion is recognized immediately in noninterest income — other.

The Company discontinues hedge accounting when (1) it determines that the derivative is no longer expected to be highly effective in offsetting changes in fair value or cash flows of the designated item; (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is de-designated from the hedge relationship; or (4) it is no longer probable that a hedged forecasted transaction will occur by the end of the originally specified time period.

If the Company determines that the derivative no longer qualifies as a fair value or cash flow hedge and therefore hedge accounting is discontinued, the derivative (if retained) will continue to be recorded on the balance sheet at its fair value with changes in fair value included in current earnings. For a discontinued fair value hedge, the previously hedged item is no longer adjusted for changes in fair value.

When the Company discontinues hedge accounting because it is not probable that a forecasted transaction will occur, the derivative will continue to be recorded on the balance sheet at its fair value with changes in fair

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

value included in current earnings, and the gains and losses in accumulated other comprehensive income will be recognized immediately in earnings. When the Company discontinues hedge accounting because the hedging instrument is sold, terminated, or de-designated as a hedge, the amount reported in accumulated other comprehensive income through the date of sale, termination, or de-designation will continue to be reported in accumulated other comprehensive income until the forecasted transaction affects earnings.

Interest rate lock commitments whose loans arise due to the exercising of the loan commitment, and will be held for sale upon funding of the loan, are considered derivative instruments. Management expects the forward sales commitments used to hedge these interest rate lock commitments will experience changes in fair value opposite of the changes in the fair value of the loan commitments thereby reducing earnings volatility related to the recognition in earnings of changes in the values of the loan commitments. A forward loan sale commitment protects the Company from losses on sales of loans arising from the exercise of the loan commitments by securing the ultimate sales price and delivery date of the loan. The Company takes into account various factors and strategies in determining the portion of the mortgage pipeline (derivative loan contracts) it wants to hedge economically. Unrealized and realized gains and losses on derivative contracts utilized for economically hedging the sale of mortgage loans are recognized as part of the net gains on mortgage loan origination/sales activities within noninterest income.

The Company is exposed to credit risk if counterparties to derivative contracts do not perform as expected. This risk consists primarily of the termination value of agreements where the Company is in a favorable position. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, and obtaining collateral, as appropriate.

Securities Sold Under Agreements to Repurchase

The Company enters into sales of securities under agreements to repurchase the same securities (“repurchase agreements”). Repurchase agreements are accounted for as financing arrangements with the obligation to repurchase securities sold reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the agreements remains in investment securities available for sale.

Stock-Based Employee Compensation

The Company has stock-based employee compensation plans as more fully discussed in Note 16, Stock-Based Compensation Plans. Under accounting guidance for stock compensation, compensation cost recognized includes cost for share-based awards, such as nonqualified stock options, which are recognized as compensation cost over the requisite service period (generally the vesting period).

Fair Value Measurements

The term “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The Company’s approach is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. The degree of management judgment involved in estimating the fair value of a financial instrument or other asset is dependent upon the availability of quoted market prices or observable market value inputs for internal valuation models, used for estimating fair value. For financial instruments that are actively traded in the marketplace or whose values are based on readily available market value data, little judgment is necessary when estimating the instrument’s fair value. When observable market

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

prices and data are not readily available, significant management judgment often is necessary to estimate fair value. In those cases, different assumptions could result in significant changes in valuation. See Note 17, Fair Value Accounting and Measurement.

Earnings per Share

Earnings per share (“EPS”) are presented in two formats: basic EPS and diluted EPS. Basic EPS is determined using net income divided by the weighted average common shares outstanding during the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average common shares outstanding, plus the effect of common stock equivalents (for example, stock options). Weighted average common shares outstanding include shares held by the Company’s 401(k) Savings and Employee Stock Ownership Plan.

Operating Segments

There are four lines of business for the purposes of segment reporting: Single Family Lending, Income Property Lending, Residential Construction Lending, and Community Banking. The results for these lines of business are based on management’s accounting process, which assigns income statement items to each responsible operating segment. Operating segments are defined by product type and customer segment. If the management structure and/or the allocation process changes, allocations, transfers, and assignments may change. See Note 19, Operating Segments.

Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to the year ended December 31, 2010 and has included all material events that would require recognition in the 2010 consolidated financial statements or disclosure in the Notes to the consolidated financial statements.

NOTE 2 — SIGNIFICANT RISKS AND UNCERTAINTIES:

Adverse Economic Conditions

The Company’s operating results depend largely on the economic conditions in the areas in which it operates (primarily the Pacific Northwest and Hawaii). During 2008, 2009, and 2010 deterioration in economic conditions in these market areas, including decreasing real estate values and sales and increasing unemployment and commercial real estate vacancy rates, had and may continue to have an adverse impact on the quality of the Bank’s loan portfolio and operations. Between December 31, 2008 and 2010, these conditions have caused deterioration in the quality of the Bank’s loan portfolio, including an increase in nonperforming assets and foreclosures and a decline in the value of the underlying collateral for the Bank’s loans. If economic conditions that negatively affect housing prices and demand, the job market, and the demand for other goods and services continue, the Bank may experience further deterioration of the credit quality within the loan portfolio. Such deterioration in credit quality could have a further negative impact on the business.

To date, the most significant impacts have been realized in the construction loan portfolio. For the years ended December 31, 2010 and 2009, $71.0 million and $82.4 million, respectively of construction/land development loans were charged off. This represents approximately 83 percent and 81 percent of the total charge offs during 2010 and 2009, respectively. The deterioration in the Bank’s loan portfolio is also evidenced by the level of adversely classified assets (loans rated substandard, doubtful or loss, and other real estate owned). At December 31, 2010 and 2009, adversely classified assets were $363.9 million and $570.0 million, respectively. This represents 15 percent and 18 percent of total assets at December 31, 2010 and 2009, respectively.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Regulatory Matters

On May 18, 2009, HomeStreet, Inc. (the “Holding Company”) entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the “OTS Order”) with the Office of Thrift Supervision (the “OTS”). The OTS Order most significantly provides that the Holding Company shall not pay dividends and shall not incur, issue, renew, repurchase, make payments on (including interest), or rollover any debt, increase any current lines of credit, or guarantee the debt of any entity without prior approval of the OTS.

The OTS Order will remain in effect until terminated, modified, or suspended, by written notice of such action by the OTS. The OTS Order, however, does not prohibit the Holding Company from transacting its normal business.

On May 8, 2009, the Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the “Bank Order”) with the Federal Deposit Insurance Corporation (the “FDIC”) and the Washington Department of Financial Institutions (the “DFI”) (collectively, the “Regulators”). The principal elements of the Bank Order provided that the Bank: achieve and thereafter maintain a Tier I capital ratio of ten percent (10%) and a risk-based capital ratio of twelve percent (12%); not pay dividends; develop a plan to reduce the level of noncore funding dependence to not more than twenty percent (20%); not solicit, retain, or rollover brokered deposits; maintain a minimum primary liquidity ratio of at least fifteen percent (15%); comply with deposit rate restrictions; implement a credit administration function appropriate to the size and challenges facing the Bank; formulate a plan to reduce the aggregate balance of adversely classified loans and other real estate held by the Bank at December 31, 2008, to a specific percentage of regulatory capital (classified asset reduction plan); and develop a plan to reduce the amount of commercial real estate, and land acquisition and development and construction loans. Additionally, the Bank Order requires, among other things, that the Board of Directors and management enhance their oversight of the Bank and certain credit administration functions, revise lending and concentration policies, develop a three-year strategic and profit plan, and enhance the Bank’s interest rate risk monitoring and management practices.

The Bank Order will remain in effect until modified or terminated by the Regulators. The Bank Order does not, however, restrict the Bank from transacting its normal banking business. The Bank has and will continue to serve clients in all areas including making loans, except those restricted by the Bank Order, establishing lines of credit, accepting deposits, and processing banking transactions. All client deposits remain fully insured to the limits set by the FDIC.

The Company has been actively engaged in responding to the concerns raised by the OTS, FDIC, and DFI and believes the Holding Company is generally in compliance with the OTS Order. However, the Bank was not in compliance with the Bank Order at December 31, 2010, in two respects. The first is the requirement to achieve and thereafter maintain a Tier I capital ratio of at least ten percent (10%) and a risk-based capital ratio of at least twelve percent (12%). Second, while the Bank met the terms of the Bank Order by submitting a plan for the reduction of adversely classified loans on the Bank’s books as of December 31, 2009, it did not meet the Order’s requirement to fully comply with the plan. The plan contained a target reduction of the specified adversely classified assets to 40 percent of Risk Based Capital (RBC) by February 28, 2010, which was not achieved.

While the Bank has complied with the additional requirement of the Order to develop a plan for the reduction of its commercial real estate and land acquisition and development and construction loans, it did not achieve its internally established targets of 355 percent of RBC and 178 percent of RBC respectively as of December 31, 2010.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Absent the successful implementation of the plans outlined above, management believes that the Bank will continue to be out of compliance with the Bank Order to raise capital and implement its adversely classified asset reduction plan.

Capital Levels

As a unitary savings and loan holding company, the Holding Company is not subject to regulatory capital requirements. However, the Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under the regulatory guidelines (See Note 3, Regulatory Capital Requirements), the Bank was “adequately capitalized” at December 31, 2010 and 2009. As indicated above, however, the Bank was not in compliance with the Bank Order, which required it to meet the elevated regulatory capital requirements by October 5, 2009. Following is a summary of the Bank’s regulatory capital position:

(in thousands)	Actual		Bank Order Compliance
	Amount	Ratio	Amount	Ratio
As of December 31, 2010:
Total risk-based capital (to Risk Weighted Assets)	$138,924	8.2%	$204,232	12.0%
Tier 1 risk-based capital (to Risk Weighted Assets)	117,115	6.9%	n/a	n/a
Tier 1 leverage capital (to Average Assets)	117,115	4.5%	259,019	10.0%

As of December 31, 2009:
Total risk-based capital (to Risk Weighted Assets)	$170,364	8.5%	$240,620	12.0%
Tier 1 risk-based capital (to Risk Weighted Assets)	144,245	7.2%	n/a	n/a
Tier 1 leverage capital (to Average Assets)	144,245	4.5%	318,711	10.0%

In addition, as a result of the Bank’s regulatory capital position, the Bank’s borrowing terms from the Federal Reserve Bank and Federal Home Loan Bank have become more restrictive, and the Bank’s premiums payable to the Deposit Insurance Fund have increased.

Going Concern Considerations and Management’s Plans

In order to achieve compliance with the elevated capital ratio requirements of the Bank Order, the Bank will need to either raise capital, reduce assets through sale or otherwise deleverage, or both. The Company has engaged financial advisers to assist in its efforts to raise additional capital to address the capital deficiency. The Company’s ability to accomplish these goals is significantly constrained by the current economic environment, in which access to capital markets is extremely limited, and therefore the Company can give no assurances that it will be able to access any such capital or reduce assets. The ability of the Bank to decrease its levels of nonperforming assets is also dependent on market conditions as many of its borrowers rely on an active real estate market as a source of repayment, particularly the land acquisition and construction loan borrowers, and the sale of properties in this market at an acceptable price is difficult. If the real estate market does not improve or declines further, the level of nonperforming assets may increase.

Additionally, the Regulators are continually monitoring the Bank’s financial condition. Based on the Regulators’ assessment of the Bank’s ability to operate in compliance with the Bank Order, the Regulators may take other and further actions, including the assessment of civil money penalties against the Bank or the Company and their respective officers, directors, and other interested parties or they may seek to enforce the Bank Order in federal court. If the Bank

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

or the Company were to engage in other unsafe and unsound banking practices, the Regulators have various enforcement tools available to them including the issuance of capital directives, orders to cease engaging in certain business activities, and the issuance of modified or additional orders or agreements. If a severe liquidity crisis were to occur (e.g., the Bank were unable to pay its liabilities when due) or a significant further deterioration in the Bank’s or the Company’s capital levels were experienced, the Regulators could seek to terminate deposit insurance or revoke the charter and upon such event, the FDIC would place the Bank in receivership. Accordingly, there exists substantial doubt about the Company’s ability to continue as a going concern.

Management continues to work on initiatives to address returning the Company and the Bank to a safe and sound condition. Initiatives include improving asset quality, improving net interest margin, growing noninterest income, and reducing noninterest expense.

The consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 — REGULATORY CAPITAL REQUIREMENTS:

HomeStreet, Inc., as a unitary savings and loan holding company, is not subject to regulatory capital requirements. However, the Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could initiate certain mandatory and possibly additional discretionary actions by the Regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the Regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations) and of Tier I capital to average assets (as defined in the regulations). The Regulators also have the ability to impose elevated capital requirements in certain circumstances (see Note 2, Significant Risks and Uncertainties for capital levels imposed by Bank Order).

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Bank’s actual capital amounts and ratios are included in the following table:

(in thousands)	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010:
Total risk-based capital (to risk-weighted assets)	$138,924	8.2%	$136,154	8.0%	$170,193	10.0%
Tier I risk-based capital (to risk-weighted assets)	117,115	6.9%	68,077	4.0%	102,116	6.0%
Tier I leverage capital (to average assets)	117,115	4.5%	103,608	4.0%	129,509	5.0%

As of December 31, 2009:
Total risk-based capital (to risk-weighted assets)	$170,364	8.5%	$160,413	8.0%	$200,517	10.0%
Tier I risk-based capital (to risk-weighted assets)	144,245	7.2%	80,207	4.0%	120,310	6.0%
Tier I leverage capital (to average assets)	144,245	4.5%	127,484	4.0%	159,356	5.0%

At periodic intervals, the FDIC and the State of Washington Department of Financial Institutions routinely examine the Bank’s financial statements as part of their legally prescribed oversight of the banking industry. Based on their examinations, these regulators can direct that the Bank’s financial statements be adjusted in accordance with their findings.

NOTE 4 — INVESTMENT SECURITIES AVAILABLE FOR SALE:

The amortized cost and estimated fair value of investment securities available for sale at December 31, 2010 and 2009, are summarized as follows:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2010:
Mortgage-backed securities	$4,434	$263	$—	$4,697
Municipal bonds	6,648	91	(190)	6,549
Collateralized mortgage obligations	229,412	294	(7,785)	221,921
US Treasury Securities	80,384	3	(41)	80,346

	$320,878	$651	$(8,016)	$313,513

December 31, 2009:
Mortgage-backed securities	$6,014	$188	$—	$6,202
Municipal bonds	8,650	87	(202)	8,535
Collateralized mortgage obligations	157,971	264	(2,335)	155,900
Corporate Debt Securities	20,039	157	—	20,196
US Treasury Securities	467,017	336	(346)	467,007

	$659,691	$1,032	$(2,883)	$657,840

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Mortgage-backed and collateralized mortgage obligations represent securities issued by Government Sponsored Enterprises backed by residential mortgages.

Investment securities that were in an unrealized loss position at December 31, 2010 and 2009, are presented in the following tables based on the length of time the individual securities have been in an unrealized loss position.

	Less than 12 months		12 months or more		Total
(in thousands)	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value
December 31, 2010:
Municipal bonds	$(17)	$1,474	$(173)	$1,571	$(190)	$3,045
Collateralized mortgage obligations	(7,785)	197,372	—	—	(7,785)	197,372
US Treasury Securities	(41)	70,428	—	—	(41)	70,428

	$(7,843)	$269,274	$(173)	$1,571	$(8,016)	$270,845

December 31, 2009:
Municipal bonds	$(18)	$1,979	$(184)	$1,564	$(202)	$3,543
Collateralized mortgage obligations	(2,335)	140,067	—	—	(2,335)	140,067
US Treasury Securities	(346)	218,420	—	—	(346)	218,420

	$(2,699)	$360,466	$(184)	$1,564	$(2,883)	$362,030

The Company has evaluated securities that have been in an unrealized loss position and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company- or industry-specific credit event. The Company anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment and does not have the intent to sell these securities, nor is it more likely than not that the Company will be required to sell such securities.

The following table presents the fair value of investment securities available for sale by contractual maturity along with the associated contractual yield at December 31, 2010. Contractual maturities for mortgage-backed securities and collateralized mortgage obligations were determined assuming no prepayments. Remaining expected maturities will differ from contractual maturities as borrowers may have the right to prepay obligations before the underlying mortgages mature. The weighted-average yield is computed using the contractual coupon of each security weighted based on the fair value of each security.

	At December 31, 2010
	Within one year		After one year Through five years		After five years through ten years		After ten years		Total
(in thousands)	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Available for sale:
Mortgage-backed securities	$—		$—		$—		$4,697	4.51%	$4,697	4.51%
Municipal bonds	930	3.66%	1,271	3.64%	503	3.60%	3,845	4.12%	6,549	3.92%
Collateralized mortgage obligations	—		1,556	4.77%	—	0.00%	220,365	3.16%	221,921	3.17%
US Treasury Securities	80,346	0.25%	—		—		—		80,346	0.25%

Total available for sale	$81,276	0.29%	$2,827	4.26%	$503	3.60%	$228,907	3.20%	$313,513	2.46%

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Sales of investment securities available for sale were as follows:

	Years Ended December 31,
(In thousands)	2010	2009	2008
Proceeds	$693,497	$93,163	$93,571
Gross gains	6,016	283	1,099
Gross losses	—	52	32

There were no securities pledged to secure advances from the Federal Home Loan Bank (the “FHLB”) at December 31, 2010. Securities with a fair value of $101.8 million were pledged to secure advances from the FHLB at December 31, 2009.

Tax-exempt interest income on securities available for sale totaling $0.3 million, $0.7 million, and $1.4 million for the years ended December 31, 2010, 2009, and 2008, respectively, were recorded in the Company’s consolidated statements of operations.

NOTE 5 — LOANS AND CREDIT QUALITY:

Loans held for sale and loans held for investment are primarily secured by real estate located in the states of Washington, Oregon, Idaho, and Hawaii.

Loans held for sale consist of the following:

	December 31,
(in thousands)	2010	2009
Single family residential	$198,784	$55,582
Multifamily residential	13,818	1,464

	$212,602	$57,046

Loans sold consist of the following:

	Year Ended December 31,
(in thousands)	2010	2009	2008
Single family residential	$1,875,430	$2,547,742	$1,450,682
Multifamily residential	43,358	49,678	211,610

	$1,918,788	$2,597,420	$1,662,292

Loans held for investment consist of the following:

	December 31,
(in thousands)	2010	2009
Single family residential	$526,462	$590,695
Commercial real estate	426,879	449,373
Multifamily residential	104,497	85,522
Construction/land development	285,131	631,525
Commercial business	82,959	109,322
Home equity	181,537	209,944

	1,607,465	2,076,381
Less: Allowance for loan losses	(64,177)	(109,472)
Net deferred loan fees and discounts	(4,767)	(1,915)

	$1,538,521	$1,964,994

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company categorizes and presents its loans held for investment portfolio by loan class.

Loans totaling $371.0 million and $840.2 million at December 31, 2010 and 2009, respectively, were pledged to secure advances from the FHLB.

It is the Bank’s policy to make loans to officers, directors and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. The following is a summary of activity during the year ended December 31, 2010 with respect to such aggregate loans to these individuals and their associates:

	December 31,
(in thousands)	2010	2009
Beginning Balance	$6,068	$6,465
New loans	—	—
Principal repayments and advances, net	(77)	(130)
Reductions related to change in officers	(51)	(267)

Ending Balance	$5,940	$6,068

Credit Administration

Management considers the level of allowance for loan losses to be appropriate to cover credit losses inherent within the loans held for investment portfolio as of December 31, 2010. The degree of credit risk will vary based on many factors including the size of the loan, the contractual terms of the agreement, the credit characteristics of the borrower, the features of loan products, the existence and strength of guarantor support, and the availability, quality, and adequacy of any underlying collateral. The degree of credit risk and level of credit losses is highly dependent on the economic environment that unfolds subsequent to originating or acquiring assets. The extent of asset diversification and concentration also affect total credit risk. Credit risk is assessed through analyzing these and other factors.

The credit risk management process is governed centrally. The overall credit process includes comprehensive credit policies, judgmental or statistical credit underwriting, frequent and detailed risk measurement and modeling, and continual loan review and audit processes. In addition, regulatory examiners review and perform detailed tests of credit underwriting, loan administration, and allowance processes.

The Chief Credit Officer reports directly to the President and Chief Executive Officer. The Company’s Loan Committee, established by the Credit Committee of the Board of Directors, provides direction and oversight for the Company within the risk management framework. The Loan Committee seeks to ensure effective portfolio risk analysis and policy review and to support sound implementation of defined lending and credit risk strategies. The members of the Loan Committee consist of the President and Chief Executive Officer; Chief Credit Officer; and Chief Financial Officer. The Chief Credit Officer’s primary responsibilities include: (1) directing the activities of the credit risk management function as it relates to the loan portfolio; (2) overseeing loan portfolio performance and ensuring compliance with established credit policies, standards, and limits; (3) determining the appropriateness of the Company’s allowance for loan losses; and (4) reviewing and approving large credit exposures. Senior credit administrators overseeing the lines of business have both transaction approval authority and governance authority for the approval of credit procedures within established policies, standards, and limits.

As of the latter part of 2008 and through 2010, substantially all the Company’s loan production represented single family mortgages designated for sale. Single family mortgage loans originated predominately conform to government-sponsored enterprise underwriting standards.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Single family and home equity loans are underwritten after evaluating and understanding a borrower’s capacity, credit, and collateral. Capacity refers to a borrower’s ability to make payments on the loan. Several factors are considered when assessing a borrower’s capacity, including the borrower’s employment, income, current debt, assets, and level of equity in the property. Credit refers to how well a borrower manages their current and prior debts as documented by a credit report that provides credit scores and the borrower’s current and past information about their credit history. Collateral refers to the type and use of property, occupancy, and market value. Property appraisals are obtained to assist in evaluating collateral. Loan-to-property value and debt-to-income ratios, loan amount, and lien position are also considered in assessing whether to originate a loan. These borrowers are particularly susceptible to downturns in economic trends such as conditions that negatively affect housing prices and demand and levels of unemployment.

Commercial, multifamily residential, and construction lending underwriting standards consider the factors described for single family and home equity lending as well as others when assessing the borrower’s and associated guarantors or other related party’s financial position. These other factors include assessing liquidity, the level and composition of net worth, leverage, considering all other lender amounts and position, an analysis of cash expected to flow through the borrower including the outflow to other lenders, and prior experience with the borrower. This information is used to assess adequate financial capacity, profitability, and experience. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity, and availability of long-term financing.

Credit Quality

Credit quality within the loans held for investment portfolio is continuously monitored by management and is reflected within the allowance for loan losses. The allowance for loan losses represents management’s estimate of incurred credit losses inherent within the Company’s loan portfolio as of the balance sheet date. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses in those future periods.

The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio based on historical loss experience and other significant qualitative factors. These other significant factors include the level and trends of delinquent, nonaccrual, and adversely classified loans; local economic trends and conditions such as regional unemployment; levels and trends in current portfolio interest rates relative to current market pricing and the ability of the customer to continue to make payments in changing interest rate environments; other external factors including the time periods during which loans were originated; and changes in the experience, ability, and depth of lending management.

The methodology for evaluating the adequacy of the allowance for loan losses has two basic elements: first, the identification of impaired loans and the measurement of impairment for each individual loan identified; and second, a method for estimating an allowance for all other loans.

A loan is considered impaired when it is probable that all contractual principal and interest payments due will not be collected in accordance with the terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment for loans for which collection is dependent upon the performance or liquidation of the collateral is measured as the difference between the recorded investment balance of the loan and the fair value of the collateral, less estimated selling costs. Impairment for loans that are not collateral dependent is measured as the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the recorded investment balance of the loan. A

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

specific allowance is provided for equal to the calculated impairment and included in the allowance for loan losses. If the calculated impairment is determined to be permanent or not recoverable, the impairment will be charged off.

In estimating the general allowance for loan losses for unimpaired loans, such loans are segregated into homogeneous loan pools or classes. Loans are designated into homogeneous pools based on product types and similar risk characteristics or areas of risk concentration.

For each homogeneous loan pool, the Company estimates potential and inherent losses by applying a rate of loss equal to four trailing quarters of historical losses. Additional incurred losses are also estimated for these same pools of loans based upon Key Risk Indicators (“KRIs”). KRIs for each pool include the following: (i) loan delinquency trends; (ii) variability in collateral valuation; (iii) regional economic activity and trends; (iv) current levels of interest rates; and (v) the vintage of loans at origination. KRIs are expressed in basis points and are adjusted downward or upward based on management’s judgment as to the potential loss impact of each qualitative factor to a particular loan pool at the date of the analysis.

In addition, the Regulators, as an integral part of the examination process, review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgment about information available at the time of their examinations.

Activity in the allowance for credit losses is as follows:

	Years Ended December 31,
(in thousands)	2010	2009	2008
Beginning balance	$110,422	$58,587	$38,804
Provision for credit losses	37,300	153,515	34,411
(Charge-offs), net of recoveries	(83,156)	(101,680)	(14,628)

Balance, end of year	$64,566	$110,422	$58,587

Components:
Allowance for loan losses	$64,177	$109,472	$58,587
Reserve for unfunded commitments	389	950	—

Allowance for credit losses	$64,566	$110,422	$58,587

The Bank maintains a separate allowance for losses related to unfunded loan commitments. Management estimates the amount of probable losses by applying the loss factors used in the allowance for loan loss methodology to estimate the unfunded commitments liability for each loan type. The allowance for losses related to unfunded loan commitments is included in accrued interest payable and other liabilities on the consolidated balance sheet. At December 31, 2008, the Company did not maintain a separate reserve for unfunded commitments but allocated $451,000 of the allowance for loan losses to cover its loss exposure to unfunded commitments. Collectively, these allowances are referred to as the allowance for credit losses.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2010 and 2009, activity in the allowance for credit losses by loan portfolio is as follows:

(in thousands)	Single family	Commercial real estate	Multifamily residential	Construction/ land development	Commercial business	Home Equity	Total
2010
Allowance for credit losses:
Beginning balance	$17,307	$10,761	$1,947	$67,764	$5,794	$6,848	$110,422
Charge-offs	(9,103)	(1,187)	—	(71,024)	(1,652)	(3,087)	(86,053)
Recoveries	607	—	—	2,010	243	37	2,897
Provision/reallocation	3,166	486	(152)	34,728	(1,624)	697	37,300

Ending balance	$11,977	$10,060	$1,795	$33,478	$2,761	$4,495	$64,566

Collectively evaluated for impairment	$11,767	$8,827	$959	$19,254	$1,669	$3,993	$46,469
Individually evaluated for impairment	210	1,233	836	14,224	1,092	502	18,097

Total	$11,977	$10,060	$1,795	$33,478	$2,761	$4,495	$64,566

Loans held for investment:
Collectively evaluated for impairment	$504,871	$390,851	$96,330	$217,432	$80,600	$179,206	$1,469,290
Individually evaluated for impairment	21,591	36,028	8,167	67,699	2,359	2,331	138,175

Total	$526,462	$426,879	$104,497	$285,131	$82,959	$181,537	$1,607,465

2009
Allowance for credit losses:
Beginning balance	$7,767	$9,785	$1,389	$33,511	$4,806	$1,329	$58,588
Charge-offs	(8,245)	(4,160)	—	(82,356)	(3,943)	(3,307)	(102,011)
Recoveries	—	—	—	31	257	42	330
Provision	17,785	5,136	558	116,578	4,674	8,784	153,515

Ending balance	$17,307	$10,761	$1,947	$67,764	$5,794	$6,848	$110,422

Collectively evaluated for impairment	$17,045	$9,480	$1,947	$41,550	$5,103	$6,848	$81,974
Individually evaluated for impairment	262	1,281	—	26,214	691	—	28,448

Total	$17,307	$10,761	$1,947	$67,764	$5,794	$6,848	$110,422

Loans held for investment:
Collectively evaluated for impairment	$572,401	$406,772	$82,949	$324,045	$102,883	$209,446	$1,698,496
Individually evaluated for impairment	18,294	42,601	2,573	307,480	6,439	498	377,885

Total	$590,695	$449,373	$85,522	$631,525	$109,322	$209,944	$2,076,381

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company had 60 impaired relationships totaling $138.2 million at December 31, 2010, and 94 impaired relationships totaling $377.9 million at December 31, 2009. The average recorded investment in these loans during 2010, 2009, and 2008 was $237.2 million, $468.6 million, and $161.4 million, respectively. Impaired loans totaling $71.8 million, $243.3 million, and $94.8 million had a valuation allowance of $18.1 million, $28.5 million, and $12.8 million at December 31, 2010, 2009, and 2008, respectively. Interest payments on impaired loans, applied against loan principal or recognized as interest income, of $5.3 million, $13.2 million, and $9.1 million was recorded for cash payments received during the years ended December 31, 2010, 2009, and 2008, respectively.

The following table presents impaired loans by loan portfolio for the years ended December 31, 2010 and 2009:

(in thousands)	Recorded Investment(1)	Unpaid Principal Balance(2)	Related Allowance	Average Recorded Investment(3)
2010
With no related allowance recorded:
Single family	$20,472	$21,730	$—	$17,960
Commercial real estate	24,793	24,793	—	15,262
Multifamily residential	5,345	5,573	—	5,460
Construction/land development	13,490	15,427	—	44,685
Commercial business	592	592	—	1,173
Home Equity	1,714	1,714	—	1,523

Total	$66,406	$69,829	$—	$86,063

With an allowance recorded:
Single family	$1,119	$1,170	$210	$763
Commercial real estate	11,235	11,430	1,233	13,690
Multifamily residential	2,822	2,977	836	2,873
Construction/land development	54,209	65,412	14,224	131,012
Commercial business	1,767	1,767	1,092	2,488
Home Equity	617	624	502	339

Total	$71,769	$83,380	$18,097	$151,165

Total:
Single family	$21,591	$22,899	$210	$18,723
Commercial real estate	36,028	36,223	1,233	28,952
Multifamily residential	8,167	8,550	836	8,333
Construction/land development	67,699	80,839	14,224	175,697
Commercial business	2,359	2,360	1,092	3,661
Home Equity	2,331	2,338	502	1,862

Total	$138,175	$153,209	$18,097	$237,228

2009
With no related allowance recorded:
Single family	$15,259	$17,381	$—	$14,794
Commercial real estate	33,663	33,663	—	31,835
Multifamily residential	2,573	2,573	—	1,544
Construction/land development	75,335	75,745	—	177,073
Commercial business	5,256	5,872	—	2,148
Home Equity	498	498	—	99

Total	$132,584	$135,732	$—	$227,493

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(in thousands)	Recorded Investment(1)	Unpaid Principal Balance(2)	Related Allowance	Average Recorded Investment(3)
With an allowance recorded:
Single family	$3,035	$4,135	$262	$6,182
Commercial real estate	8,938	13,098	1,281	8,748
Multifamily residential	—	—	—	—
Construction/land development	232,145	264,515	26,214	224,641
Commercial business	1,183	1,183	691	1,514
Home Equity	—	—	—	—

Total	$245,301	$282,931	$28,448	$241,085

Total:
Single family	$18,294	$21,516	$262	$20,976
Commercial real estate	42,601	46,761	1,281	40,583
Multifamily residential	2,573	2,573	—	1,544
Construction/land development	307,480	340,260	26,214	401,714
Commercial business	6,439	7,055	691	3,662
Home Equity	498	498	—	99

Total	$377,885	$418,663	$28,448	$468,578

(1)	Net Book Balance, includes partial charge offs and nonaccrual interest paid.

(2)	Unpaid Principal Balance does not includes partial charge offs or nonaccrual interest paid. Related allowance is calculated on Net Book Balances not Unpaid Principal Balances.

(3)	Information related to interest income recognized on average impaired loan balances are not included as it is not operationally practicable to derive this data.

Management regularly reviews problem loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification and grading in accordance with applicable regulations.

A brief description of these grades follows:

The five Pass classification grades represent a level of credit quality that ranges from no well-defined deficiency or weakness to some noted weakness, yet risk of default is expected to be remote.

An asset graded as Watch has a remote risk of default but is exhibiting deficiency or weakness that requires monitoring. Watch is a temporary or transition risk rating.

A Special Mention loan does not currently expose the Company to a sufficient degree of risk to warrant an adverse classification but does possess a correctable deficiency or potential weakness deserving management’s close attention.

Substandard loans have a well-defined weakness or weaknesses. A substandard asset is inadequately protected by the current sound worth and the paying capacity of the obligor or of collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if deficiencies are not corrected. Substandard assets have a high probability of payment default, or they have other well-defined weaknesses. They require more intensive supervision by bank management.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

An asset classified as Doubtful has all of the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Doubtful is considered to be a temporary classification until resolution of pending weakness issues enables the potential for loss to be more clearly evaluated.

That portion of an asset classified as Loss is considered uncollectible and of so little value that its continuance as an asset is not warranted. A Loss classification does not mean that an asset has absolutely no recovery or salvage value but rather it is not reasonable to defer charging off all or that portion of the asset deemed uncollectible even though partial recovery may be affected in the future.

On the basis of a review as of December 31, 2010, management identified and graded $323.0 million of loans as Watch, $156.5 million of loans as Special Mention, $193.5 million of loans as Substandard, and none of these loans as Doubtful or Loss. When referring to ‘adversely classified assets,’ such assets include loans graded as Substandard, Doubtful, and Loss as well as other real estate owned. The total amount of adversely classified assets was $363.9 million and $570.0 million as of December 31, 2010 and 2009, respectively.

The following table presents designated loan grades by loan portfolio for the years ended December 31, 2010 and 2009:

	Single family		Commercial real estate		Multifamily residential
(in thousands)	2010	2009	2010	2009	2010	2009
Grade:
Pass	$470,912	$517,728	$193,572	$235,168	$29,478	$55,985
Watch	36,396	6,808	116,160	107,058	66,852	21,048
Special Mention	5,216	17,759	69,862	38,188	—	—
Substandard	13,938	48,400	47,285	68,959	8,167	8,489

	$526,462	$590,695	$426,879	$449,373	$104,497	$85,522

	Construction/land development		Commercial business		Home Equity		Total
	2010	2009	2010	2009	2010	2009	2010	2009
Grade:
Pass	$3,676	$23,755	$59,653	$79,488	$177,222	$206,807	$934,513	$1,118,931
Watch	94,060	127,664	8,345	12,340	1,184	927	322,997	275,845
Special Mention	75,863	154,246	4,926	9,158	596	23	156,463	219,374
Substandard	111,532	325,860	10,035	8,336	2,535	2,187	193,492	462,231

	$285,131	$631,525	$82,959	$109,322	$181,537	$209,944	$1,607,465	$2,076,381

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents age analysis of past due loans by loan portfolio for the years ended December 31, 2010 and 2009:

(in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 days or more Past Due	Total Past Due	Current	Total Loans	90 days or more Past Due and still Accruing
2010
Single-family	$6,743	$6,223	$44,111	$57,077	$469,385	$526,462	$30,173
Commercial real estate	—	4,871	20,259	25,130	401,749	426,879	—
Multifamily residential	—	—	8,167	8,167	96,330	104,497	—
Construction/land development	—	—	78,907	78,907	206,224	285,131	12,955
Commercial business	—	907	2,734	3,641	79,318	82,959	375
Home Equity	1,645	1,184	2,535	5,364	176,173	181,537	—

Total	$8,388	$13,185	$156,713	$178,286	$1,429,179	$1,607,465	$43,503

2009
Single-family	$10,921	$6,569	$48,400	$65,890	$524,805	$590,695	$—
Commercial real estate	—	—	15,981	15,981	433,392	449,373	—
Multifamily residential	—	—	8,489	8,489	77,033	85,522	—
Construction/land development	27,937	24,847	307,405	360,189	271,336	631,525	11,439
Commercial business	41	477	3,195	3,713	105,609	109,322	—
Home Equity	903	927	2,187	4,017	205,927	209,944	—

Total	$39,802	$32,820	$385,657	$458,279	$1,618,102	$2,076,381	$11,439

Generally, nonperforming loans are loans designated as nonaccrual. Loans are classified as nonaccrual when collection of principal or interest is doubtful – generally placed on nonaccrual status upon reaching 90 days or more past due. Additionally, all loans that are determined to be impaired are considered for nonaccrual status. Once a loan is placed on nonaccrual, accrued interest is reversed against interest income, and nonaccrual loans are accounted for using the cash method. Cash payments received are applied to the principal balance until such time as all principal and interest payments are brought current and the prospects for future payments in accordance with the loan agreement are reasonably assured, at which point the loan is returned to accrual status. Certain loans that are 90 days or more past due remain on accrual status as they are either generally well secured and in the process of collection or are either FHA insured or VA guaranteed and have little to no risk of loss of principal or interest. The following table presents performing and nonperforming loan balances by loan portfolio for the years ended December 31, 2010 and 2009:

(in thousands)	Single family		Commercial real estate		Multifamily residential
	2010	2009	2010	2009	2010	2009
Performing	$512,524	$542,295	$406,620	$433,392	$96,330	$77,033
Nonperforming	13,938	48,400	20,259	15,981	8,167	8,489

	$526,462	$590,695	$426,879	$449,373	$104,497	$85,522

	Construction/land development		Commercial business		Home Equity		Total
	2010	2009	2010	2009	2010	2009	2010	2009
Performing	$219,179	$335,559	$80,600	$106,127	$179,002	$207,757	$1,494,255	$1,702,163
Nonperforming	65,952	295,966	2,359	3,195	2,535	2,187	113,210	374,218

	$285,131	$631,525	$82,959	$109,322	$181,537	$209,944	$1,607,465	$2,076,381

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Loans are reported as a troubled debt restructuring (“TDR”) when the Company grants concessions for other than an insignificant period of time (generally more than three months) to a borrower experiencing financial difficulties that it would not otherwise consider. As such, it is considered probable interest and principal payments will not be received in accordance with original contractual terms, and these loans are classified as impaired. Generally, TDR loans are also classified as nonaccrual until the prospect of future payments in accordance with the modified loan agreement is reasonably assured, generally demonstrated by a reasonable period of performance of at least six months. When certain TDRs are returned to accrual status, they are identified as a performing TDR. Performing TDRs are those which have been placed on accrual status and are either reported as a TDR as of year end or, if the borrower received below-market interest rate concessions, the loan will remain classified as a TDR until the concession expires and the loan performs for a reasonable period of time.

The Company had 24 loan relationships classified as troubled debt restructurings totaling $57.0 million at December 31, 2010, and committed to lend additional funds of $1.4 million. The Company had 23 loan relationships classified as troubled debt restructurings in the amount of $61.8 million at December 31, 2009, and committed to lend additional funds of $1.4 million. TDR loans and the related reserves are included in amounts above for impaired loans.

NOTE 6 — OTHER REAL ESTATE OWNED:

Other real estate owned acquired through the foreclosure of mortgage loans consists of the following:

	Year Ended December 31,
(in thousands)	2010	2009
Residential(1)	$189,253	$86,421
Commercial	10,301	29,151

	199,554	115,572
Valuation Allowance	(29,099)	(7,790)

	$170,455	$107,782

(1)	Includes HS Cascadia LLC real estate development of $48.0 million for the year ended December 31, 2010.

Activity in other real estate owned is as follows:

	Year Ended December 31,
(in thousands)	2010	2009
Balance, beginning of period	$107,782	$20,905
Additions	189,009	132,007
Loss provisions	(27,459)	(8,893)
Reductions related to sales	(98,877)	(36,237)

Balance, end of period	$170,455	$107,782

For the years ended December 31, 2010, 2009, and 2008, 771 properties were sold for a net gain of $0.6 million, 229 properties were sold for a net gain of $1.2 million, and 29 properties for a net loss of $0.3 million, respectively.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Activity in the valuation allowance for other real estate owned is as follows:

	Year ended December 31,
(in thousands)	2010	2009	2008
Balance, beginning of period	$7,790	$736	$35
Loss provisions	27,459	8,893	901
Charge-offs, net of recoveries	(6,150)	(1,839)	(200)

Balance, end of period	$29,099	$7,790	$736

The components of other real estate owned expense are as follows:

	Year ended December 31,
(in thousands)	2010	2009	2008
Maintenance costs	$6,008	$2,864	$301
Loss provisions	27,459	8,893	901
(Gain) loss on sale	(573)	(1,244)	341
Net operating income	(697)	(34)	—

Total other real estate owned expense	$32,197	$10,479	$1,543

NOTE 7 — PREMISES AND EQUIPMENT, NET:

Premises and equipment, net consists of the following:

	December 31,
(in thousands)	2010	2009
Furniture and fixtures	$24,242	$26,057
Leasehold improvements	8,040	7,933

	32,282	33,990
Less accumulated depreciation and amortization	(25,495)	(25,054)

	$6,787	$8,936

Depreciation and amortization expense for the years ending December 31, 2010, 2009, and 2008, was $2.4 million, $2.8 million, and $3.0 million, respectively.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

NOTE 8 — DEPOSITS:

Deposit balances, including stated rates, are as follows:

	December 31,
(in thousands)	2010	2009
Noninterest bearing accounts	$235,890	$182,155

NOW accounts
0.00% to 0.75%	121,534	107,210

Statement savings accounts, due on demand
0.60% to 1.00%	51,075	88,597

Money market accounts, due on demand
0.00% to 1.75%	413,401	374,577

Certificates of deposit,
0.20% to 5.33%	1,307,842	1,579,794

	$2,129,742	$2,332,333

Interest expense on deposits consists of the following:

	Year Ended December 31,
(in thousands)	2010	2009	2008
NOW accounts	$686	$1,259	$1,255
Statement savings accounts	479	2,900	631
Money market accounts	3,974	4,514	7,827
Certificates of deposit	33,911	45,680	44,952

	$39,050	$54,353	$54,665

There were no public funds included in deposits as of December 31, 2010. Deposits at December 31, 2009, include public funds of $0.5 million.

The weighted-average interest rate on certificates of deposit at December 31, 2010, 2009, and 2008 was 1.89 percent, 2.62 percent, and 3.62 percent, respectively.

Certificates of deposit outstanding as of December 31, 2010, mature as follows:

(in thousands)
Within one year	$570,432
One to two years	317,749
Two to three years	390,173
Three to four years	20,775
Four to five years	8,713

$1,307,842

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2010 and 2009, was $496.4 million and $519.7 million, respectively. The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2010 and 2009, was $87.4 million and $78.2 million,

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

respectively. The aggregate amount of time deposits also includes deposits obtained through brokers of $10.0 million and $297.4 million at December 31, 2010 and 2009, respectively, which are currently subject to regulatory restrictions (See Note 2, Significant Risks and Uncertainties).

NOTE 9 — FEDERAL HOME LOAN BANK AND OTHER:

The Company borrows through advances from the FHLB of Seattle. FHLB advances totaled $165.9 million and $677.8 million as of December 31, 2010, and December 31, 2009, respectively. The decline reflects the prepayment of certain advances of $390.7 million resulting in prepayment penalties of $5.5 million as well as the maturity of $121.3 million of advances during 2010.

Weighted-average interest rates on the advances were 3.26 percent, 3.00 percent, and 3.54 percent at December 31, 2010, 2009, and 2008, respectively. The advances may be collateralized by stock in the FHLB, pledged securities, and unencumbered qualifying loans. The Bank has an available line of credit with the FHLB of Seattle equal to 40 percent of assets, subject to collateralization requirements. Based on the amount of qualifying collateral available, remaining borrowing capacity from the FHLB of Seattle was $72.8 million and $1.0 million as of December 31, 2010 and 2009, respectively. The FHLB of Seattle is not contractually bound to continue to offer credit to the Bank, and the Bank’s access to credit from this agency for future borrowings may be discontinued at any time.

FHLB advances outstanding at December 31, 2010, by contractual maturities are as follows:

(in thousands)
Year ending December 31,	Weighted Average Interest Rate
2011	2.50%	$107,950
2012	4.53%	35,834
2014	4.44%	3,500
2015	5.19%	2,200
2016 and thereafter	4.97%	16,385

	3.26%	$165,869

The Bank, as a member of the FHLB, is required to own shares of FHLB stock. This requirement is based upon the amount of either the eligible collateral or advances outstanding from the FHLB. As of December 31, 2010 and December 31, 2009, the Company held $37.0 million of FHLB stock. FHLB stock is carried at par value and is restricted to transactions between the FHLB and its member institutions. FHLB stock can only be purchased or redeemed at par value. Both cash and dividends received on FHLB stock are reported in earnings.

On November 6, 2009, the FHLB of Seattle’s regulator reaffirmed the FHLB of Seattle’s capital classification as undercapitalized. Under the Housing Finance Agency regulations, a FHLB that fails to meet any regulatory capital requirement may not declare a dividend or redeem or repurchase capital stock. As such, the FHLB of Seattle will not be able to redeem, repurchase, or declare dividends on stock outstanding while the risk-based capital deficiency exists. As of December 31, 2010, there has been no change in the capital classification.

Management periodically evaluates FHLB stock for other-than-temporary impairment. Management’s determination of whether these investments are impaired is based on its assessment of ultimate recoverability of par value rather than recognizing temporary declines in value. The determination of whether the decline affects the ultimate recoverability is influenced by criteria such as: (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted;

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB; (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB; and (4) the liquidity position of the FHLB. Based on this evaluation the Company determined there is not an other-than-temporary impairment of the FHLB stock investment as of December 31, 2010, or December 31, 2009.

The Bank may also borrow on a collateralized basis from the Federal Reserve Bank (“FRB”) of San Francisco. At December 31, 2010 and 2009, there were no outstanding borrowings from the FRB of San Francisco. Based on the amount of qualifying collateral available, borrowing capacity from the FRB of San Francisco was $192.9 million as of December 31, 2010. The FRB of San Francisco is not contractually bound to offer credit to the Bank, and the Bank’s access to credit from this agency for future borrowings may be discontinued at any time.

NOTE 10 — LONG-TERM DEBT:

During the period of June 2005 through February 2007 the Company secured certain financing through the issuance of trust preferred securities (“TruPS”), totaling $61.9 million as of December 31, 2010 and 2009. In March of 1999 the Company issued Senior Notes, with remaining principal balance of $5.0 million as of December 31, 2010 and 2009.

TruPS allow investors the ability to invest in junior subordinated debentures of the Company and provide the Company with financing. The transaction begins with the formation of a Variable Interest Entity (“VIE”) established as a trust by the issuing holding company. The trust issues preferred securities to third-party investors; the cash received by the trust is used to purchase subordinated debentures (debt) from the holding company. The subordinated debentures are the sole asset of the trust, and the coupon on the debt mirrors the dividend payment on the preferred security. The Company also has the right to defer interest payments for up to five years and has the right to call the preferred securities. These preferred securities are non-voting and do not have the right to convert to shares of the issuer. The issuing VIE is not consolidated as the sole assets of the VIE are receivables from the issuing holding company.

HomeStreet Statutory Trust (the VIE), a subsidiary trust of HomeStreet, Inc. (the issuing holding company), has outstanding TruPS. In connection with the issuance of TruPS, HomeStreet, Inc. issued to HomeStreet Statutory Trust Junior Subordinated Deferrable Interest Debentures (collectively, the “Subordinated Debt Securities”).

The Subordinated Debt Securities are as follows:

(in thousands)	I	II	III	IV
Date issued	June 2005	September 2005	February 2006	March 2007
Amount	$5,155	$20,619	$20,619	$15,464
Interest rate	2.00%	1.80%	6.39%	6.67%
Maturity date	June 2035	December 2035	March 2036	June 2037
Call option	5-year at par	5-year at par	5-year at par	5-year at par

Following the first call date, the debt adjusts quarterly with the change in the three-month LIBOR rate. The sole assets of the HomeStreet Statutory Trust are the Subordinated Debt Securities I, II, III, and IV.

The Company deferred the payment of interest on its outstanding Subordinated Debt Securities that was due on December 15, 2008. Subsequent to December 31, 2008, the Company approved to continue the deferral of interest payments commencing on March 15, 2009. The Company is entitled, at its option subject to certain

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

conditions, to defer payments of interest up to five years under the trust agreement. Accordingly, the Company is prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, its common stock until it is current on all interest payments due with respect to the junior subordinated debentures.

In March of 1999, the Company issued $30.0 million in Senior Notes at a discount with a coupon rate of 7.45 percent and a maturity date of March 1, 2009. During 2008, the Company repaid $25.0 million at a discounted price of $22.5 million and recognized an after-tax gain of $1.8 million. The Company extended the maturity of the remaining $5.0 million of the Senior Notes to March 1, 2011. Accretion of debt issuance costs was $0, $0, and $49,000 during the years ended December 31, 2010, 2009, and 2008, respectively.

NOTE 11 — DERIVATIVES:

The Company uses derivatives to manage exposure to market risk, interest rate risk, and to assist customers with their risk management objectives. Derivative transactions are measured in terms of notional amount, which is not recorded on the balance sheet. The notional amount is generally not exchanged and is used as the basis for which interest and other payments are determined. The use of derivatives as interest rate risk-management instruments helps minimize significant, unplanned fluctuations in earnings, fair value of assets and liabilities, and cash flows caused by interest rate volatility. This approach involves modifying the repricing characteristics of certain assets and liabilities so that changes in market values or interest rates do not have a significant adverse effect on net interest margin and cash flows. As a result of interest rate fluctuations, hedged assets and liabilities will gain or lose market value. In a fair value hedging strategy, the effect of this gain or loss will generally be offset by the gain or loss on the derivatives linked to the hedged asset or liabilities. In a cash flow hedging strategy, management manages the variability of cash payments due to interest rate fluctuations by the effective use of derivatives linked to hedged assets and liabilities. On the balance sheet derivatives are reported at their respective fair values within the ‘accounts receivable and other assets’ or ‘accounts payable and other liabilities’ line items within the Consolidated Statement of Financial Condition.

The notional amounts and fair values for derivatives consist of the following:

(in thousands)
As of December 31, 2010:	Notional Amount	Fair Value
		Asset Derivatives	Liability Derivatives
Forward sale commitments	$308,973	$2,263	$—
Interest rate locks on loans	129,287	2,302	—
Interest rate swaps	367,910	—	(22,221)

	$806,170	$4,565	$(22,221)

As of December 31, 2009:	Notional Amount	Fair Value
		Asset Derivatives	Liability Derivatives
Forward sale commitments	$315,246	$1,805	$—
Futures	85,000	—	(648)
Interest rate locks on loans	119,654	—	(994)
Interest rate swaps	266,770	339	(5,506)

	$786,670	$2,144	$(7,148)

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Management uses derivatives that are designated as qualifying hedge contracts as defined by Accounting Standards Codification (ASC) 815, Derivatives and Hedging, as fair value hedges, which are comprised of interest rate swap contracts. Interest rate swap contracts are used to convert commercial business benchmark loans held for investment and certificates of deposit from fixed to floating rates to hedge against exposure to changes in benchmark interest rates. All parts of the gain or loss due to the hedged risk (e.g., fair value changes due to changes in interest rates) are included in the assessment of hedge effectiveness. These swap contracts are carried at fair value, with the net settlement of the derivatives reported in either loans receivable interest income or deposits interest expense, respectively, and ineffectiveness for these swap contracts reported in other noninterest income.

For fair value hedging relationships, the dollar-offset method is used to assess hedge effectiveness, both at the inception of the hedging relationship and on an ongoing basis. Hedge effectiveness is evaluated prospectively as well as through retrospective evaluations. For prospective considerations, we develop an expectation that the relationship will be highly effective over future periods. For retrospective evaluations management determines whether the hedging relationship has been highly effective. The dollar-offset method compares the changes in the fair value of the hedged item to the changes in fair value of the derivative and is applied on a period-by-period basis. The results of the dollar-offset method along with other relevant information are the basis for evaluating hedge effectiveness prospectively.

The following table shows the ineffective portion of net gains (losses) recognized on derivatives in fair value hedging relationships, as defined as ASC 815, Derivatives and Hedging, in the statement of operations for the periods indicated:

	Interest rate contracts hedging
	Year Ended December 31, 2010		Year Ended December 31, 2009
(in thousands)	Loans held for investment	Deposits	Loans held for investment	Deposits
Total hedge ineffectiveness recorded in noninterest income	$(348)	$19	$(138)	$(66)

Free-standing derivatives are also used for fair value interest rate risk management purposes that do not qualify for hedge accounting treatment, referred to as economic hedges. Economic hedges are used to hedge against changes in fair value of residential mortgage servicing rights (“residential MSRs”), interest rate lock commitments for single family mortgage loans that the Company intends to sell (“derivative loan commitments”), and loans held for sale.

Free-standing derivatives used as economic hedges for residential MSRs typically include positions in futures, options on 10-year treasury contracts, forward sales commitments on mortgage-backed securities, and interest rate swap contracts. The residential MSRs and the free-standing derivatives are carried at fair value with changes in fair value included in mortgage servicing noninterest income.

The free-standing derivatives used as economic hedges for derivative loan commitments and loans held for sale (typically sold within 30 to 60 days) are forward sales commitments on mortgage-backed securities and option contracts. Derivative loan commitments, loans held for sale, and the free-standing derivatives (“economic hedges”) are carried at fair value with changes in fair value included in Net gains on mortgage origination/sales activities noninterest income.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table shows the net gains (losses) recognized on economic hedge derivatives within the respective line items in the statement of operations for the periods indicated:

	Year Ended December 31,
(in thousands)	2010	2009
Recognized in noninterest income:
Gain on sale of loans(1)	$1,594	$4,167
Mortgage servicing	25,424	(6,041)

	$27,018	$(1,874)

(1)	Comprised of interest rate lock commitments and forward contracts used as an economic hedge on loans held for sale.

As of December 31, 2010, no derivative contracts for cash flow hedge purposes are held. Amortization of unrealized gains and losses related to cash flow hedge positions held in prior periods were recognized in current earnings.

The following table shows the net gains (losses) recognized related to derivatives in cash flow hedging relationships for the periods indicated:

	Years Ended December 31,
(in thousands)	2010	2009
Loss (after tax) recognized in OCI on derivatives (effective portion)	$—	$(1,112)
(Loss) gain (pre tax) reclassified from cumulative OCI into net interest income (effective portion)	(138)	1,188
Gain (pre tax) recognized in noninterest income on derivatives (ineffective portion)	—	906

The Company’s derivative activities are monitored by the corporate Asset/Liability Management Committee. The Treasury function, which includes asset/liability management, is responsible for various hedging strategies developed through analysis of data from financial models and other internal and industry sources. The resulting hedging strategies are incorporated into the overall interest rate risk management strategies.

NOTE 12 — MORTGAGE BANKING OPERATIONS:

Net gains on mortgage loan origination and sales activities

Revenue from the sale of loans, including the effects of derivative risk management instruments, consisted of the following:

(in thousands)	Year Ended December 31,
	2010	2009	2008
Mortgage servicing rights and servicing release premiums	$26,986	$39,595	$23,429
Net gain (loss) on loan sales(1)	28,275	9,967	(6,523)
Fair value adjustment of loans held for sale(2)	272	(898)	531
Net gain (loss) from derivatives(3)	1,594	4,167	(1,604)

Net gains on mortgage loan origination and sales activities	$57,127	$52,831	$15,833

(1)	Comprised of gains and losses of single family and Fannie Mae DUS loan sales and loan fees less certain fees paid to WMS.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(2)	As of January 1, 2010 we elected to carry single family loans held for sale at fair value. Prior periods reported under the lower of amortized cost or fair value.

(3)	Includes interest rate lock commitments as well as forward sale commitments used to economically hedge loan sales.

Mortgage Loan Administration

The Company’s portfolio of loans serviced for others is presented at unpaid principal balance and is comprised of the following:

	December 31,
(in thousands)	2010	2009
Single family residential loans
FannieMae/GNMA/FHLMC MBS	$5,909,742	$5,361,825
Other	433,416	459,121

	6,343,158	5,820,946

Commercial
Multifamily	776,671	810,910
Other	58,765	69,839

	835,436	880,749

Total loans serviced for others	$7,178,594	$6,701,695

Loans serviced for others are not included in the consolidated financial statements as they are not assets of the Company.

Included in total loans serviced for Fannie Mae/GNMA/FHLMC MBS above are mortgage-backed securities guaranteed by GNMA and Fannie Mae. Monthly principal and interest payments are passed through to security holders under the securities agreements.

The total balance of loans with recourse provisions included in the Company’s loans serviced for others is as follows:

	December 31,
(in thousands)	2010	2009
Single family residential	$450	$978
Multifamily	776,671	810,910

	$777,121	$811,888

During the years ended December 31, 2010 and 2009, the Company sold $43.4 million and $49.7 million, respectively, of multifamily conventional loans with recourse provisions through Fannie Mae’s multifamily delegated underwriting and servicing program. The Company has a reserve for losses relating to loans with recourse provisions of $4.1 million, $4.2 million, and $4.2 million, which is included in accounts payable and accrued expenses at December 31, 2010, 2009, and 2008, respectively. There were no losses incurred for the years ended December 31, 2010, 2009, and 2008, respectively.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

FHA, GNMA, Fannie Mae, and FHLMC regulations require approved lenders to meet certain liquidity and net worth requirements. The Company did not meet these requirements for 2010. However, the Company has been allowed to continue normal business interactions until such requirements are satisfied.

Advances are made to GNMA mortgage pools for delinquent loan and foreclosure costs and for funding of loans repurchased from GNMA mortgage pools prior to recovery of guaranteed amounts. GNMA advances of $3.4 million and $1.5 million were recorded in accounts receivable and other assets as of December 31, 2010, and December 31, 2009.

At December 31, 2010 and 2009, the Company recorded delinquent or defaulted GNMA mortgage loans as if they had been repurchased, totaling $2.6 million and $8.1 million, respectively. For those GNMA mortgage loans previously sold that are more than 90 days past due, the Company has the unilateral right to repurchase the loans. Although this right has not been executed, such loans have been recorded as repurchased for accounting purposes. This asset was recorded in loans held for investment along with a corresponding payable within other liabilities as of December 31, 2010 and 2009. This accounting treatment does not impact the accounting for the previously recognized mortgage servicing rights.

During the years ended December 31, 2010 and 2009, the Company issued 109 GNMA loan pools with security proceeds of $567.2 million and 114 GNMA pools with security proceeds of $773.4 million, respectively. Additionally, the Company was servicing 955 GNMA loan pools with an outstanding security balance of $1.5 billion and 900 GNMA loan pools with an outstanding security balance of $1.2 billion at December 31, 2010 and 2009, respectively.

Mortgage Servicing

Revenue from mortgage servicing, including the effects of derivative risk management instruments, consisted of the following:

	Year Ended December 31,
(in thousands)	2010	2009	2008
Servicing fees and other	$23,279	$19,089	$16,910
Changes in fair value, single-family mortgage servicing rights:
Due to changes in model or assumptions(1)	(7,594)	—	—
Due to payments on loan balances and other(2)	(13,513)	—	—
Amortization	(1,370)	(18,878)	(9,274)
Recovery/(impairment)(3)	—	1,335	(9,197)
Net gain (loss) from derivatives economically hedging MSR	25,424	(6,041)	14,586

Mortgage servicing	$26,226	$(4,495)	$13,025

(1)	Principally reflects changes in discount rates and prepayment speed assumptions, mostly due to changes in interest rates.

(2)	Represents changes due to collection/realization of expected cash flows and curtailments over time.

(3)	Represents adjustments to the carrying value of MSRs due to temporary (impairment) or recovery in accordance with the lower of amortized cost or fair value methodology.

Effective January 1, 2010, the Company made an irrevocable election to measure and carry single family MSRs using the fair value option method. Under this method, originated and purchased single family MSRs are capitalized and carried at fair value with changes in fair value reflected in earnings in the periods in which the

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

changes occur. MSRs resulting from the sale of multifamily loans continue to be initially measured at fair value at the date of transfer and subsequently measured at the lower of amortized cost or fair value.

The fair value of single family MSRs is determined based on what a market participant would pay or charge to assume servicing. The Company determines fair value using a valuation model that calculates the net present value of estimated future cash flows. Estimates of future cash flows include contractual servicing fees, ancillary income and costs of servicing, the timing of which are impacted by assumptions regarding the underlying performance of the loans.

Multifamily MSRs are recorded based on the estimated discounted cash flows and are amortized in proportion to, and over, the estimated period the net servicing income will be collected.

At December 31, 2010, key economic assumptions and the sensitivity of the current fair value for single family MSRs to immediate adverse changes in those assumptions were as follows:

(in thousands)
Fair value of single family MSR	$81,197
Expected weighted-average life (in years)	5.58
Constant prepayment rate(1)	14.16%
Impact on fair value of 25 basis points decrease	$(4,623)
Impact on fair value of 50 basis points decrease	(10,026)

(1)	Represents the expected lifetime average.

These sensitivities are hypothetical and should be used with caution. As the table above demonstrates, the Company’s methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions. For example, actual prepayment experience may differ and any difference may have a material effect on MSR fair value. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another (for example, decreases in market interest rates may indicate higher prepayments; however, this may be partially offset by lower prepayments due to other factors such as a borrower’s diminished opportunity to refinance), which may magnify or counteract the sensitivities. Thus, any measurement of MSRs fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

Prior to October 2010, the Company utilized an independent third-party valuation firm to assist with the MSR valuation process and the measurement of fair value of the MSRs. During this period, the valuation firm utilized servicing cash flow data provided by the Company and incorporated its own key assumptions to calculate the net present value of estimated future cash flows. Such key assumptions reflected those which would be used by a market participant to fair value the MSRs. The Company performed a review of the results of the valuation firm as well as the reasonableness of the key assumptions used. In addition, the Company periodically would obtain another MSR valuation from a second valuation firm to assist with the validation of the results.

Beginning in October 2010, the Company purchased its own valuation model and began to calculate the MSR fair value measurement itself. The Company continues to obtain a MSR valuation from an independent valuation firm to assist with the validation of the results and the reasonableness of the assumptions used during its valuation process.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The initial measurement of the fair value of the MSRs capitalized at the date of the loan sales with servicing retained is based on interest rate based matrices for similar assets derived from modeled fair value results. The initial fair value is adjusted up or down dependent on whether the underlying loan pool interest rate is at a premium, discount or par. This process is further refined now that the Company has its own valuation model and methodology.

Key economic assumptions used in measuring the initial value of capitalized single family MSRs created from loan sales with retained servicing were as follows:

(rates per annum)(1)
Constant prepayment rate(2)	11.37%
Discount rate(3)	11.74

(1)	Weighted average rates for sales during the period for sales of loans with similar characteristics.

(2)	Represents the expected lifetime average.

(3)	Discount rate is a rate based on market observations.

The following table reconciles the December 31, 2009, and the January 1, 2010, balance of MSRs as a result of the Company’s election to measure and carry MSRs related to single family loans using the fair value option method. Upon the remeasurement of single-family MSRs, a pre-tax adjustment of $6.5 million to single family MSRs was recognized and a corresponding cumulative effect adjustment of $6.5 million was recorded to increase the 2010 beginning balance in shareholders’ equity.

(In thousands)	Single Family	Multifamily	Total
Balance at December 31, 2009	$71,850	$6,522	$78,372
Remeasurement at fair value	6,500	—	6,500

Balance at January 1, 2010	$78,350	$6,522	$84,872

The changes in single family MSRs measured using the fair value method were:

(In thousands)	December 31, 2010
Beginning balance	$78,350
Originations:
Single family loans	23,943
Purchases	11
Changes in fair value:
Due to changes in model inputs or assumptions(1)	(7,594)
Due to payments on loan balances and other(2)	(13,513)

Ending balance	$81,197

(1)	Principally reflects changes in discount rates and prepayment speed assumptions, mostly due to changes in interest rates.

(2)	Represents changes due to collection/realization of expected cash flows and curtailments over time.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The changes in amortized MSRs were:

	December 31,
(In thousands)	2010	2009
Beginning balance	$6,522	$69,633
Originations:
Single family loans	—	37,247
Multifamily loans	883	891
Purchases	—	78
Amortization	(1,370)	(18,878)

	6,035	88,971
Impairment allowance	—	(10,599)

Ending balance	$6,035	$78,372

There was no valuation allowance at December 31, 2010. The valuation allowance for the year ended December 31, 2009, predominately relates to single family MSRs as follows:

(in thousands)	December 31, 2009
Beginning balance	$11,934
(Recovery)	(1,335)

Ending balance	$10,599

At December 31, 2010, the expected weighted-average life of the Company’s multifamily MSRs was 8.33 years. Projected amortization expense for the gross carrying value of multifamily MSRs at December 31, 2010, is estimated as follows:

(in thousands)
	2010	$1,236
	2011	1,093
	2012	878
	2013	740
	2014	626
	2015 and thereafter	1,462

Carrying value of multifamily MSR		$6,035

The projected amortization expense of multifamily MSRs is an estimate and should be used with caution. The amortization expense for future periods was calculated by applying the same quantitative factors, such as actual MSRs prepayment experience and discount rates, which were used to determine amortization expense during 2010. These factors are inherently subject to significant fluctuations, primarily due to the effect that changes in mortgage rates have on loan prepayment experience. Accordingly, any projection of MSR amortization in future periods is limited by the conditions that existed at the time the calculations were performed and may not be indicative of actual amortization expense that will be recorded in future periods.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

NOTE 13 — COMMITMENTS, GUARANTEES, AND CONTINGENCIES:

Commitments

Commitments to extend credit are agreements to lend to customers in accordance with predetermined contractual provisions. These commitments may be for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements in that commitments often expire without being drawn upon. Unfunded commitments to extend credit totaled $137.6 million ($132.6 million fixed and $5.0 million adjustable-rate commitments) at December 31, 2010, and $162.9 million ($149.6 million fixed and $13.3 million adjustable-rate commitments) at December 31, 2009.

The Company enters into contractual commitments to originate loans (e.g., interest rate lock commitments) to extend credit to borrowers with fixed expiration dates. These commitments become effective when the borrowers “lock” a specified interest rate within the time frames established by the Company. Market risk arises due to adverse changes in interest rates between the time of interest rate lock by the borrower and the sale date of the loan to an investor. The Company offsets this risk by entering into forward sale commitments.

The Company is obligated under noncancelable leases for office space. The office leases also contain five-year renewal and space options. Rental expense under noncancelable operating leases totaled $6.5 million, $5.4 million, and $5.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Minimum rental commitments for all noncancelable leases as of December 31, 2010, were as follows:

(in thousands)
2011	$5,096
2012	4,911
2013	4,584
2014	4,151
2015	3,847
2016 and thereafter	7,820

$30,409

Guarantees

In the ordinary course of business, the Company sells loans with recourse. For loans that have been sold with recourse and are no longer on the Company’s balance sheet, the recourse component is considered a guarantee. When the Company sells a loan with recourse, it commits to stand ready to perform if the loan defaults and to make payments to remedy the default. As of December 31, 2010, the total principal balance of loans sold with recourse under these guarantees totaled $777.1 million. The Company’s recourse reserve related to these guarantees totaled $4.1 million at December 31, 2010.

In the ordinary course of business, the Company sells loans without recourse that may have to be subsequently repurchased due to defects in the origination process of the loan. The defects are categorized as documentation errors, underwriting errors and judgments, early payment defaults, and fraud. When a loan sold to an investor without recourse fails to perform, the investor will typically review the loan file to determine whether defects in the origination process occurred. If an origination defect is identified, the Company is required to either repurchase the loan or indemnify the investor for losses sustained if the investor has sold the property. If there are no defects found in the origination process, the Company has no commitment to repurchase the loan. As

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

of December 31, 2010, the total principal balance of loans sold without recourse under these terms and conditions totaled $6.4 billion. The Company has reserved $0.5 million at December 31, 2010, to cover its loss exposure to loans sold without recourse. Actual losses of $0.4 million, $0.1 million, and $0 were incurred for the years ended December 31, 2010, 2009, and 2008, respectively.

Contingencies

In the normal course of business, the Company has various legal claims and other contingent matters outstanding. The Company believes that any liability ultimately arising from these actions would not have a material adverse effect on the results of operations or consolidated financial position at December 31, 2010. At December 31, 2010, the Company does not have any amounts reserved for legal claims and there are no matters that are considered to be reasonably possible of resulting in a loss.

NOTE 14 — INCOME TAXES:

Income tax expense (benefit) consisted of following:

	December 31,
(in thousands)	2010	2009	2008
Current (benefit) expense	$(6,468)	$(41,048)	$7,538
Deferred expense (benefit)	7,165	(5,907)	(4,336)

Total income tax expense (benefit)	$697	$(46,955)	$3,202

Income tax expense (benefit) differed from amounts computed at the federal income tax statutory rate as follows:

	December 31,
(in thousands)	2010	2009	2008
Taxes at statutory rate	$(11,743)	$(55,031)	$4,071
Tax-exempt interest	(226)	(386)	(526)
Mortgage reinsurance income	—	(72)	(166)
State income taxes net of federal tax benefit	(139)	(920)	64
Valuation allowance	12,424	9,421	—
Other, net	381	33	(241)

Total income tax expense (benefit)	$697	$(46,955)	$3,202

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and those amounts used for tax return purposes. The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31 consisted of the following:

(in thousands)	2010	2009
Deferred tax assets:
Provision for loan losses	$24,947	$38,053
Unrealized loss on investment securities available for sale	2,578	648
Accrued liabilities	585	1,044
Investments	276	243
Premises and equipment	674	430
Other real estate owned	12,270	3,401
State net operating loss carryforward	1,363	1,038
Federal net operating loss carryforward	11,855	—
Cash flow hedge	—	48
Other, net	1,231	—

	55,779	44,905

Deferred tax liabilities:
Deferred loan fees and costs	(1,662)	(1,831)
Mortgage servicing rights	(26,366)	(22,536)
FHLB dividends	(4,528)	(4,542)
Other, net	(526)	(488)

	(33,082)	(29,397)

Valuation allowance	(24,472)	(10,118)

Net deferred tax (liability) asset	$(1,775)	$5,390

For the year ended December 31, 2010, net deferred taxes are included in the ‘accounts payable and accrued expenses’ line item within the Consolidated Statement of Financial Condition. For the year ended December 31, 2009, net deferred taxes are included in the ‘income taxes receivable’ line item within the Consolidated Statement of Financial Condition.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ending December 31, 2010 and 2009. Such objective evidence limits the ability to consider other subjective evidence.

Based on this evaluation, as of December 31, 2010 and 2009, a valuation allowance of $24.5 million and $10.1 million has been recorded in order to reduce the deferred tax assets to an amount that will more likely than not be realized.

At December 31, 2010, the Company has a federal net operating loss carryforward of $33.9 million which expires in 2030 with a tax-effected value of $11.9 million. At December 31, 2010, the Company has a state net operating loss carryforward, which expires between 2024 and 2030 with a tax-effected value of $1.4 million.

Retained earnings at December 31, 2010 and 2009, include approximately $12.7 million in tax basis bad debt reserves for which no income tax liability has been recorded. In the future, if this tax basis bad debt reserve

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

is used for purposes other than to absorb bad debts or the Company no longer qualifies as a bank, the Company will incur a federal tax liability at the then prevailing corporate tax rate, estimated as $4.4 million at December 31, 2010.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	December 31,
(in thousands)	2010	2009
Balance, beginning of year	$—	$330
Gross increases — tax positions in prior period	—	—
Gross decreases — tax positions in prior period	—	330
Gross increases — current-period tax positions	—	—
Settlements	—	—
Lapse of statute of limitations	—	—

Unrecognized Tax Benefit	$—	$—

The Company does not anticipate a significant increase or decrease with respect to its unrecognized tax benefits within the next twelve months.

The Company is subject to taxation in the US and various states. The Company’s tax years for 2007 onwards are subject to examination by the tax authorities.

NOTE 15 — 401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN:

The Company maintains a 401(k) Savings and Employee Stock Ownership Plan (the “Plan”) for the benefit of its employees. The Plan covers substantially all employees of the Company after completion of the required length of service and provides for payment of retirement benefits to employees pursuant to the provisions of the Plans.

Discretionary contributions to the Plan are determined by the Board of Directors. The contribution to the employee stock ownership portion of the Plan is credited to the account of each individual participant based on the relevant percent of each participant’s eligible compensation, and dividends are automatically reinvested. Employees may contribute up to 16 percent of their eligible compensation on a tax-deferred basis through the 401(k) provisions of the Plan. The Company employer-matching contribution to the 401(k) is 50 percent of the first 6 percent of an employee’s eligible compensation that is contributed by the employee to the Plan. The Company suspended the employer-matching contribution effective in August of 2009 and resumed contributions in July of 2010. Salaries and related costs for the years ended December 31, 2010, 2009, and 2008, included employer contributions of $0.2 million, $0.1 million, and $0.7 million, respectively.

NOTE 16 — STOCK-BASED COMPENSATION PLANS:

Net income for the years ended December 31, 2010, 2009, and 2008, included $16,000, $0, and ($654,000) of compensation costs (reversal), respectively.

2002 Long-Term Incentive Plan

In 2002 the Company adopted the HomeStreet, Inc. 2002 Long-Term Incentive Plan for management of the Company and the Board of Directors. This liability-based plan provides for the award of company shares of stock based on a percentage of participants’ compensation and certain measures of the Company’s financial performance.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

During 2005, the 2002 Long-Term Incentive Plan as it related to the Board of Directors was terminated. During 2008, the Company paid amounts that were fully vested from prior years and adjusted compensation expense for previous accruals for shares not yet vested as performance milestones for vesting could no longer be achieved. At December 31, 2010, 2009, and 2008, there were no amounts owing to participants.

2010 Equity Incentive Plan

In January 2010, the shareholders approved the 2010 Equity Incentive Plan (the “2010 EIP”). Under the 2010 EIP all of the Company’s officers, employees, directors and/or consultants are eligible to receive awards. Awards which may be granted under the 2010 EIP include Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Bonus Awards and Incentive Bonus Awards, or combination of the foregoing. The maximum number of shares of HomeStreet, Inc. common stock available for grant under the 2010 EIP is 337,700.

Under the 2010 EIP, the exercise price of the option may not be less than the fair market value of a share of common stock at the grant date. The options generally vest on a graded schedule from one to five years, depending on the terms of the grant, and generally expire ten years from the grant date.

During the latter part of 2010, nonqualified options were granted outside, but under substantially the same terms, of the 2010 EIP. This issuance was assessed against the maximum number of shares available for grant under the 2010 EIP. This issuance was approved by the Board of Directors and appropriate regulatory agencies and was issued to key senior management personnel.

A summary of changes in nonqualified stock options granted, but not vested, for the year ended December 31, 2010, is as follows:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in yrs.)	Aggregate Intrinsic Value(2) (in thousands)
Options outstanding at December 31, 2009
Granted	279,000	$1.17	2.9
Cancelled or forfeited	—	—
Exercised	—	—

Options outstanding at December 31, 2010	279,000	1.17	2.9	—

Options that are exercisable and expected to be exercisable(1)	273,420	1.17	2.9	—
Options exercisable	69,750	1.17	2.9	—

(1)	Adjusted for estimated forfeitures.

(2)	Intrinsic value is the amount by which fair value of the underlying stock exceeds the exercise price.

No options have been exercised under this plan during 2010, and as such there is no related intrinsic value, cash received, or income tax benefits to exercised options. As of December 31, 2010, there was $40,598 of total unrecognized compensation costs related to stock options. Compensation costs are recognized over the requisite service period, which typically is the vesting period. Unrecognized compensation costs are expected to be recognized over the remaining weighted average requisite service period of 2.9 years.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As observable market prices are generally not available for estimating the fair value of stock options, particularly as the Company is not actively traded in a public market, an option-pricing model is utilized to estimate fair value. The fair value of the options granted under the Company’s 2010 EIP was estimated as of the grant date using a Black-Scholes model, which used the assumptions noted in the following table:

Expected term of the option	5 years
Expected stock price volatility	37.53
Annual risk-free interest rate	2.267
Expected annual dividend yield	0.00%

The Company had a stock price valuation performed by a third-party valuation expert. They based their estimate on the financial condition and operations of the Company as well as general economic conditions and market activity of other similar entities.

The expected term of five years is an estimate based on an expectation that the holders of the stock options, once vested, will exercise them – ultimately reflecting the settlement of all vested options. As the Company does not have historical exercise behavior to reference for these types of options, the Company leveraged the “simplified” method for estimating the expected term of these “plain-vanilla” stock options, as permitted by current accounting standards.

When estimating expected volatility and the annual risk-free interest rate, the Company considered historical data of other similar entities that are publically traded over a period commensurate with the life of the options. A single median was derived for each input from this population of banks.

NOTE 17 — FAIR VALUE ACCOUNTING AND MEASUREMENT:

The term “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The Company’s approach is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

Fair Value Hierarchy

The fair value hierarchy prioritizes the inputs used to measure fair value by assigning the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The Company groups its financial assets and liabilities within levels determined by the markets in which the assets and liabilities are traded. The levels are defined as follows:

•

Level 1 — Quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions occur with sufficient frequency and volume to provide information on an ongoing basis.

•

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations where inputs are observable or when value drivers are observable.

•

Level 3 — Valuation is modeled using inputs that are both significant to the measurement and unobservable in the market. These inputs reflect the Company’s assumptions of what market participants would use in pricing the asset or liability.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Estimation of Fair Value

Fair value is based on quoted prices in an active market when available. In certain cases where a quoted price for an asset or liability is not available, the Company uses valuation models to estimate its fair value. These models incorporate inputs such as forward yield curves, loan prepayment assumptions, expected loss assumptions, market volatilities, and pricing spreads utilizing market-based inputs where readily available. The Company believes these inputs are comparable to those that would be used by other market participants. As an estimate, the fair value cannot be determined with precision and may not be realized in an actual sale or transfer of the asset or liability in a current market exchange.

Asset and Liability Measurements

Cash and Cash Equivalents

For cash and cash equivalents, the carrying value is a reasonable estimate of fair value based on the short-term nature of the instruments.

Investment Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. The fair values of securities available for sale are generally based on observable market prices of identical or similar securities. If market prices are not readily available, fair value is estimated using a discounted cash flow model, which considers expected prepayment factors and the degree of related credit risk. Fair value measurements for investment securities are obtained from an independent third party pricing service. These unadjusted fair values are reported in the financial statements. Their underlying assumptions and valuation inputs are classified as Level 2.

Loans Held for Sale

The Company elected to carry new loans originated for sale at fair value, in accordance with fair value option guidance. The fair value of loans held for sale is based on quoted market prices, where available, or dealer quotes for portfolios with similar characteristics. In addition, values for forward sale commitments provide observable data/inputs related to the fair value of loans held for sale. These valuation inputs are classified as Level 2.

Loans Held for Investment

For the carrying value of loans see Note 1, Summary of Significant Accounting Policies of this report. The Company does not record loans at fair value on a recurring basis. As such, valuation techniques discussed herein for loans are primarily for estimating fair value for financial instruments in accordance with accounting guidance on financial instruments. However, from time to time, nonrecurring fair value adjustments to loans are recorded to reflect (1) partial write-downs that are based on observable market prices or current appraised value of collateral, or (2) the full charge-off of the loan carrying value.

The fair value of loans held for investment was determined by discounting contractual cash flows using current lending rates for new loans with similar maturities. Prepayment assumptions were also included for residential loans. For variable rate loans which reprice based on the prime rate, the estimated fair values are based on the recorded book values. The resulting value for all loan types is reduced by the allowance for loan losses. As the allowance for loan losses is based on an incurred-loss model, it does not consider future loss projections and as such this factor does not incorporate the exit-price concept of fair value.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The fair value of impaired loans is measured on a nonrecurring basis and in accordance with ASC 310-40. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to contractual terms of the loan agreement. Impaired loans are measured based on management’s estimate of the fair value of the collateral considering current and anticipated future market conditions or estimated present value of total expected cash flows, if not collateral dependent. These valuation inputs are considered to be Level 3 inputs.

Mortgage Servicing Rights

Single family MSRs are recorded at fair value on a recurring basis. Multifamily MSRs are recorded at the lower of amortized cost or fair value. Single family MSRs do not trade in an active market with readily observable prices. Accordingly, the fair value of MSRs is determined using a valuation model that calculates the present value of estimated future net servicing cash flows. Significant assumptions used in the valuation of single-family MSRs include market interest rates, projected prepayment speeds, discount rates, costs of servicing, other income, and credit losses. Additionally, the Company obtains third-party appraisals of the estimated fair value of single family MSRs. The Company uses this information along with the valuation methodology to estimate the fair value of single family MSRs. Single family MSRs’ fair value use significant unobservable inputs and, as such, are classified as Level 3 inputs.

Multifamily MSRs are recorded on a nonrecurring basis and are based on the estimated discounted cash flows and are amortized in proportion to, and over, the estimated period the net servicing income will be collected. Significant assumptions used in the valuation of multifamily MSRs include market interest rates, projected prepayment speeds, discount rates, costs of servicing, other income, and credit losses. Multifamily MSRs benefit from “prepayment penalties” that restore lost servicing fee income resulting from loan prepayments. As such, fair value approximates amortized cost for Multifamily MSRs assets. Multifamily MSRs’ fair value use significant unobservable inputs and, as such, are classified as Level 3 inputs.

Derivatives

Derivatives are recorded at fair value on a recurring basis. The fair value of derivatives is estimated using internally developed modeling techniques, as the derivatives held on the balance sheet are traded in over-the-counter markets where quoted market prices are not readily available. These models require the use of multiple observable market inputs including projections of forward interest rates and interest rate volatilities. Significant market inputs are observable and can be validated through external sources, including brokers and market transactions. Types of derivative contracts held by the Company include forward-sale commitments, futures, interest rate swaps, and interest rate lock commitments written for residential mortgage loans that the Company intends to sell. These derivative instruments are classified as Level 2.

Other Real Estate Owned (“OREO”)

OREO are foreclosed assets and are adjusted to fair value, less cost to sell, upon transfer of the loans to OREO. Subsequently, OREO assets are carried at the lower of carrying value or fair value less the cost to sell. Fair value recorded on a nonrecurring basis is generally based on independent market prices or appraised values of the collateral and, accordingly, OREO is classified as Level 3.

Federal Home Loan Bank Stock

FHLB stock is carried at par value, its historical cost. Carrying value approximates fair value as FHLB stock can only be purchased or redeemed at par value.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Deposits

Deposit liabilities are carried at historical cost. As such, valuation techniques discussed herein for deposits are primarily for estimating fair value for financial instruments in accordance with accounting guidance on financial instruments. The fair value of demand deposits is estimated as the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances

FHLB advances are carried at historical cost. As such, valuation techniques discussed herein for FHLB advances are primarily for estimating fair value for financial instruments in accordance with accounting guidance on financial instruments. Rates currently available to the Bank for advances with similar terms and remaining maturities are used to estimate the fair value of existing advances.

Long-Term Debt

Long-term debt is carried at historical cost. As such, valuation techniques discussed herein for long-term debts are primarily for estimating fair value for financial instruments in accordance with accounting guidance on financial instruments. The estimated fair value for long-term debt was determined by discounting contractual cash flows using current lending rates for similar long-term debt instruments with similar maturities.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following presents the hierarchy level for the Company’s assets and liabilities measured at fair value on a recurring basis:

(in thousands)	Fair Value at December 31, 2010	Level 1	Level 2	Level 3
Assets:
Investment securities available for sale
Mortgage-backed securities	$4,697	$—	$4,697	$—
Municipal bonds	6,549	—	6,549	—
Collateralized mortgage obligations — residential	221,921	—	221,921	—
US Treasury Securities	80,346	—	80,346	—
Single-family mortgage servicing rights	81,197	—	—	81,197
Loans held for sale	198,784	—	198,784	—
Derivatives
Forward sale commitments	2,263	—	2,263	—
Interest rate locks on loans	2,302	—	2,302	—

Total	$598,059	$—	$516,862	$81,197

Liabilities:
Derivatives
Interest rate swaps	$22,221	$—	$22,221	$—

Total	$22,221	$—	$22,221	$—

(in thousands)	Fair Value at December 31, 2009	Level 1	Level 2	Level 3
Assets:
Investment securities available for sale
Mortgage-backed securities	$6,202	$—	$6,202	$—
Municipal bonds	8,535	—	8,535	—
Collateralized mortgage obligations — Residential	155,900	—	155,900	—
Corporate Debt Securities	20,196	—	20,196	—
US Treasury Securities	467,007	—	467,007	—
Derivatives
Forward sale commitments	1,805	—	1,805	—
Interest rate swaps	339	—	—	339

Total	$659,984	$—	$659,645	$339

Liabilities:
Derivatives
Futures	$648	$—	$648	$—
Interest locks on loans	994	—	994	—
Interest rate swaps	5,506	—	5,506	—

Total	$7,148	$—	$7,148	$—

There were no transfers between level classifications during 2010.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following presents additional information about Level 3 assets measured at fair value on a recurring basis:

	Interest Rate Swaps
	Year ended December 31,
(in thousands)	2010	2009
Beginning Balance	$339	$3,003
Gains included in income	19	839
Losses included in other comprehensive income	—	(1,636)
Purchases, issuances and settlements	(358)	(1,867)

Ending Balance	$—	$339

	Single-Family Mortgage Servicing Rights
	Year ended December 31,
(in thousands)	2010	2009
Beginning Balance	$78,350	$—
Losses included in income	(21,107)	—
Purchases, issuances and settlements	23,954	—

Ending Balance	$81,197	$—

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. These adjustments to fair value usually result from the application of lower of cost or fair value accounting or recognition of impairment of assets.

The following presents the hierarchy level for the Company’s assets measured at fair value on a nonrecurring basis:

(in thousands)	Fair Value at December 31, 2010	Level 1	Level 2	Level 3	Year ended December 31, 2010 Total Gains (Losses)
Impaired loans	$138,175	—	—	$138,175	$(63,599)
Other real estate owned	170,455	—	—	170,455	(27,459)
Multifamily mortgage servicing rights	6,035	—	—	6,035	—

Total	$314,665	$—	$—	$314,665	$(91,058)

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2010 and 2009, the carrying values and estimated fair values of the Company’s other financial instruments are as follows:

	December 31, 2010
(in thousands)	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$72,639	$72,639
Loans held for investment	1,538,521	1,539,821
Federal Home Loan Bank stock	37,027	37,027

Financial liabilities:
Deposits	2,129,742	2,155,075
Federal Home Loan Bank advances	165,869	172,152
Long-term debt	66,857	67,164

	December 31, 2009
(in thousands)	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$217,103	$217,103
Mortgage loans held for sale	57,046	57,046
Loans held for investment	1,964,994	1,972,385
Mortgage servicing rights	78,372	84,683
Federal Home Loan Bank stock	37,027	37,027

Financial liabilities:
Deposits	2,332,333	2,346,253
Federal Home Loan Bank advances	677,840	690,994
Long-term debt	66,857	70,791

NOTE 18 — EARNINGS PER SHARE:

The following table summarizes the calculation of earnings per share for the years ended December 31:

(in thousands, except share data)	2010	2009	2008
Net (loss) income	$(34,247)	$(110,276)	$8,429

Weighted average shares:
Basic weighted average common shares outstanding	3,377,186	3,377,186	3,371,622
Dilutive effect of outstanding common stock equivalents(1)	—	—	4,272

Diluted weighted average number of common stock outstanding	3,377,186	3,377,186	3,375,894

Earnings per share:
Basic (loss) earnings per share	$(10.14)	$(32.65)	$2.50

Diluted (loss) earnings per share	$(10.14)	$(32.65)	$2.50

(1)	Includes incremental shares from common stock equivalents, such as stock options. Due to a net loss for 2010, no dilutive potential common shares were included in the calculation of diluted EPS because they were anti-dilutive. There were no outstanding common stock equivalents during 2009.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

NOTE 19 — OPERATING SEGMENTS:

The Company has identified four business lines for the purposes of management reporting: Community Banking; Single Family Lending; Income Property Lending; Residential Construction Lending; as well as an All Other category. The results for these lines of business are based on a management accounting process that assigns balance sheet and income statement items to each responsible operating segment. This process is dynamic and, unlike financial accounting, there is no comprehensive, authoritative guidance for management accounting equivalent to GAAP. Our approach has focused, in the years presented, on managing revenues and expenses by segment and in total. The management accounting process measures the performance of the operating segments based on the Company’s management structure and is not necessarily comparable with similar information for other financial services companies. The Company defines its operating segments by product type and customer segment. If the management structure and/or the allocation process changes, allocations, transfers, and assignments may change.

Community Banking provides diversified financial products and services to our consumer and business customers, including deposit products, investment products, insurance products, cash management services and consumer and business loans.

Single Family Lending originates and sells into the secondary market residential mortgage loans both directly and through our relationship with Windermere Mortgage Services. We generally retain the right to service residential mortgage loans sold into the secondary market. This segment also originates and services loans for our portfolio on a selective basis, including home equity loans and lines of credit.

Income Property Lending originates commercial real estate loans with a focus on multifamily lending through our Fannie Mae DUS business. These loans are sold to or securitized by Fannie Mae and we generally retain the right to service them. Our income property lending segment also originates commercial construction and land loans, bridge loans and permanent loans for our portfolio.

Residential Construction Lending originates and services construction and land loans primarily for our own portfolio.

The All Other category includes: (1) asset/liability management which includes interest rate risk, liquidity position and capital. Asset/liability management responsibilities involve managing the Company’s portfolio of investment securities and providing oversight and direction across the enterprise over matters impacting the Company’s balance sheet and off-balance sheet risk. Such activities include determining the optimal production composition and concentration of loans in the loan portfolio, the appropriate mix of funding sources at any given point in time, and the allocation of capital resources to the business segments; (2) general corporate overhead costs associated with the Company’s facilities, legal, accounting and finance functions, human resources, and technology services; and (3) the residual impact of our cost allocation processes.

We use various management accounting methodologies to assign certain income statement items to the responsible operating segment, including:

•

a funds transfer pricing system, which allocates interest income credits and funding charges between the operating segments and the Treasury division within the All Other category, with that division assigning a segment a funding credit for its liabilities, such as deposits, and a charge to fund its assets;

•	an allocation of charges for services rendered to the segments by centralized functions, such as corporate overhead, which are generally based on each segment’s consumption patterns; and

•	income taxes for the Company on a consolidated basis are allocated based on the effective tax rate applied to the segment’s pretax income or loss.

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Financial highlights by operating segment were as follows:

	Year Ended December 31, 2010
	Community Banking	Single Family Lending	Income Property	Residential Construction	Other	Total
(in thousands)
Condensed income statement:

Net interest income (expense)(1)	$32,316	$22,004	$6,114	$(2,386)	$(19,014)	$39,034
Provision for loan losses	(3,434)	(11,793)	(810)	(21,263)	—	(37,300)
Noninterest income	4,631	83,436	2,952	8	5,904	96,931
Noninterest expense	(22,479)	(40,941)	(4,894)	(32,371)	(31,530)	(132,215)
Inter-segment revenue (expense)	(7,820)	(11,877)	(2,487)	(2,163)	24,347	—

Income (loss) before income taxes	3,214	40,829	875	(58,175)	(20,293)	(33,550)
Income tax (benefit) expense	(67)	(848)	(18)	1,209	421	697

Net income (loss)	$3,281	$41,677	$893	$(59,384)	$(20,714)	$(34,247)

	Year Ended December 31, 2009
	Community Banking	Single Family Lending	Income Property	Residential Construction	Other	Total
(in thousands)
Condensed income statement:

Net interest income (expense)(1)	$24,557	$22,365	$2,776	$(6,279)	$(11,917)	$31,502
Provision for loan losses	(4,685)	(8,887)	(34,275)	(105,668)	—	(153,515)
Noninterest income	4,147	50,739	3,339	12	993	59,230
Noninterest expense	(23,487)	(19,463)	(4,338)	(18,396)	(28,764)	(94,448)
Inter-segment revenue (expense)	(7,651)	(11,620)	(2,434)	(2,116)	23,821	—

Income (loss) before income taxes	(7,119)	33,134	(34,932)	(132,447)	(15,867)	(157,231)
Income tax expense (benefit)	(2,126)	9,895	(10,432)	(39,554)	(4,738)	(46,955)

Net income (loss)	$(4,993)	$23,239	$(24,500)	$(92,893)	$(11,129)	$(110,276)

	Year Ended December 31, 2008
	Community Banking	Single Family Lending	Income Property	Residential Construction	Other	Total
(in thousands)
Condensed income statement:

Net interest income (expense)(1)	$22,134	$22,250	$12,463	$19,169	$(131)	$75,885
Provision for loan losses	(4,023)	(2,134)	(2,825)	(25,429)	—	(34,411)
Noninterest income	3,681	27,034	5,774	(198)	4,055	40,346
Noninterest expense	(18,135)	(20,737)	(4,515)	(7,562)	(19,240)	(70,189)
Inter-segment revenue (expense)	(5,978)	(9,080)	(1,902)	(1,654)	18,614	—

Income (loss) before income taxes	(2,321)	17,333	8,995	(15,674)	3,298	11,631
Income tax expense (benefit)	(639)	4,772	2,476	(4,315)	908	3,202

Net income (loss)	$(1,682)	$12,561	$6,519	$(11,359)	$2,390	$8,429

(1)

Net interest income is the difference between interest earned on assets and cost of liabilities to fund those assets. Interest earned includes actual interest earned on segment assets and, if the segment has excess

HomeStreet, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

liabilities, interest credits for providing funding to other segments. The cost of liabilities includes interest expense on segment liabilities and, if the segment does not have enough liabilities to fund its assets, a funding charge based on the cost of excess liabilities from another segment or category.

NOTE 20 — PARENT COMPANY FINANCIAL STATEMENTS:

Condensed financial information for HomeStreet, Inc. as of and for the years ended December 31 is as follows:

Condensed Statements of Financial Condition

(in thousands)
	2010	2009
Assets
Cash and cash equivalents	$2,814	$3,319
Other assets	9,098	10,902
Investment in stock of subsidiaries	133,586	161,036

	$145,498	$175,257

Liabilities:
Other liabilities	19,852	16,504
Long-term debt	66,857	66,857

	86,709	83,361

Shareholders’ Equity:
Preferred stock, no par value	—	—
Common stock, no par value	511	511
Additional paid-in capital	16
Retained earnings	65,627	93,374
Accumulated other comprehensive loss	(7,365)	(1,989)

	58,789	91,896

	$145,498	$175,257

Condensed Statements of Income

(in thousands)	2010	2009	2008
Net interest expense	$(3,812)	$(4,215)	$(4,728)
Noninterest income	1,236	884	4,519

Loss before income tax expense and equity in income of subsidiaries	(2,576)	(3,331)	(209)
(Loss) income from subsidiaries	(28,574)	(107,674)	9,494

	(31,150)	(111,005)	9,285

Noninterest expense	3,559	2,055	1,313

(Loss) income before income tax benefit	(34,709)	(113,060)	7,972
Income tax benefit	(462)	(2,784)	(457)

Net (loss) income	$(34,247)	$(110,276)	$8,429

                     Shares

HomeStreet, Inc.

Common Stock

FBR CAPITAL MARKETS

            , 2011

DEALER PROSPECTUS DELIVERY OBLIGATION

Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below lists various expenses, other than underwriting discounts and commissions, we expect to incur in connection with the sale and distribution of the securities being registered hereby. All the expenses are estimates, except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the Nasdaq Global Market listing fee.

Type	Amount
Securities and Exchange Commission Registration Fee		$24,381
FINRA Filing Fee		$21,500
Nasdaq Listing Fee	$	*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act, or the WBCA, authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933. Article 10 of our Amended and Restated Bylaws provides for indemnification of the Registrant’s directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the Company also may be indemnified against liability they may incur for serving in such capacity pursuant to a liability insurance policy we maintain for such purpose.

Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate losses or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 7 of our Amended and Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the Company and its shareholders.

In addition to the indemnification provided by our bylaws, prior to the closing of this offering, we will have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, will require us to indemnify these directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of that person’s services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms, that could apply even in the event we are not required to indemnify the insured person.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1†	Amended and Restated Articles of Incorporation of HomeStreet, Inc.

3.2†	Amended and Restated Bylaws of HomeStreet, Inc.

4.1**	Form of Common Stock Certificate

4.2*	Amended and Restated Family Shareholder Agreement of HomeStreet, Inc. dated October 23, 2008

4.3	Reference is made to Exhibit 3.1

4.4	Instruments with respect to long-term debt of HomeStreet, Inc. and its consolidated subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K since the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of HomeStreet, Inc. and its subsidiaries on a consolidated basis. HomeStreet, Inc. hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

5.1**	Opinion of Davis Wright Tremaine LLP

10.1†	HomeStreet, Inc. 2002 Long Term Incentive Plan

10.2†	HomeStreet, Inc. 2010 Equity Incentive Plan

10.3†	HomeStreet, Inc. 401(k) Savings Plan, restated as of January 1, 2011, and amendment to the HomeStreet, Inc. 401(k) Savings Plan adopted as of February 24, 2011

10.4†	Employee Stock Ownership Plan and Trust, restated as of January 1, 2011

10.5†	HomeStreet, Inc. Directors’ Deferred Compensation Plan, effective February 1, 2004, as amended and restated December 19, 2008, executed by HomeStreet, Inc. and HomeStreet Bank

10.6†	HomeStreet, Inc. Executive Deferred Compensation Plan, effective February 1, 2004, as amended and restated December 19, 2008, executed by HomeStreet, Inc., HomeStreet Bank and HomeStreet Capital Corporation

10.7*	Form of HomeStreet, Inc. Award Agreement for Nonqualified Stock Options and Standard Terms and Conditions for Nonqualified Stock Options, granted October 22, 2010 and November 29, 2010

10.8*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Mark Mason (pre-offering)

10.9*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Mark Mason (post-offering)

10.10*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and David Hooston (pre-offering)

10.11*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and David Hooston (post-offering)

10.12*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Godfrey Evans (pre-offering)

10.13*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Godfrey Evans (post-offering)

10.14*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Jay Iseman (pre-offering)

Exhibit Number	Description

10.15*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Jay Iseman (post-offering)

10.16†	Form of Officer Indemnification Agreement for HomeStreet, Inc.

10.17†	Form of Director Indemnification Agreement for HomeStreet, Inc.

10.18†	Form of 2011 Director and Officer Indemnification for HomeStreet, Inc.

10.19†	Stipulation and Consent to Issuance of an Order to Cease and Desist, dated May 7, 2009, between HomeStreet Bank, Federal Deposit Insurance Corporation and Washington Department of Financial Institutions

10.20†	Order to Cease and Desist to HomeStreet Bank, issued by Federal Deposit Insurance Corporation and Washington Department of Financial Institutions, dated May 8, 2009

10.21†	Stipulation and Consent to Issuance of Order to Cease and Desist, effective May 18, 2009 by HomeStreet, Inc., accepted by Office of Thrift Supervision

10.22†	Order to Cease and Desist to HomeStreet, Inc., effective May 18, 2009, issued by Office of Thrift Supervision

10.23††*	Office Lease, dated March 5, 1992, between Continental, Inc. and One Union Square Venture, as amended by Supplemental Lease Agreement dated August 25, 1992, Second Amendment to Lease dated May 6, 1998, Third Amendment to Lease dated June 17, 1998, Fourth Amendment to Lease dated February 15, 2000, Fifth Amendment to Lease dated July 30, 2001, Sixth Amendment to Lease dated March 5, 2002, Seventh Amendment to Lease dated May 19, 2004, Eighth Amendment to Lease dated August 31, 2004, Ninth Amendment to Lease dated April 19, 2006, Tenth Amendment to Lease dated July 20, 2006, Eleventh Amendment to Lease dated December 27, 2006, Twelfth Amendment to Lease dated October 1, 2007, and Thirteenth Amendment to Lease dated January 26, 2010

10.24†	Advances, Security and Deposit Agreement, dated as of June 20, 2004, between HomeStreet Bank and the Federal Home Loan Bank of Seattle

10.25*	Letter Agreement, dated January 5, 2007, by HomeStreet Bank to Federal Reserve Bank of San Francisco

10.26†	Master Custodial Agreement for Custody of Single Family MBS Pool Mortgage Loans, dated October 2009, between HomeStreet Bank, Federal National Mortgage Association, and U.S. Bank, N.A.

10.27††*	Master Agreement ML 02783 between HomeStreet Bank and Fannie Mae, dated March 15, 2010, amended by Letter Agreement dated March 15, 2011

10.28†	Master Agreement, dated as of June 17, 2010, between HomeStreet Bank and Freddie Mac

10.29††*	Cash Pledge Agreement, dated as of June 1, 2010, between HomeStreet Bank and Federal Home Loan Mortgage Corporation

10.30*	Amended and Restated Limited Liability Company Agreement of Windermere Mortgage Services Series LLC, dated May 1, 2005, including form of separate series designation

10.31†	Correspondent Purchase and Sale Agreement, effective September 1, 2010, between HomeStreet Bank and Windermere Mortgage Services Series LLC

10.32**	HomeStreet, Inc., 2011 Management/Support Performance Based Annual Incentive Plan

Exhibit Number	Description

10.33*	Master Agreement between HomeStreet Bank and Government National Mortgage Association effective January 3, 2011

21†	Subsidiaries of HomeStreet, Inc.

23.1**	Consent of Davis Wright Tremaine LLP (included as part of Exhibit 5.1)

23.2*	Consent of KPMG LLP

24.1	Powers of Attorney (included on signature page of Registration Statement hereto)

*	Filed herewith.

**	To be filed by amendment.

†	Previously filed.

††	Portions of this document have been redacted pending a determination by the Commission as to whether such portions shall be subject to confidential treatment.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(a)	to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(c)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on June 20, 2011.

HOMESTREET, INC.

By:	/s/ Mark K. Mason
Mark K. Mason
Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark K. Mason and David E. Hooston, and each of them acting individually, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement, including any amendment thereto, relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Mark K. Mason Mark K. Mason	President and Chief Executive Officer (Principal Executive Officer)	June 20, 2011

/s/ David E. Hooston David E. Hooston	Chief Financial Officer (Principal Financial and Accounting Officer)	June 20, 2011

* David A. Ederer	Director, Chairman of the Board	June 20, 2011

* Glory C. Beijar	Director	June 20, 2011

* Brian P. Dempsey	Director	June 20, 2011

* Gerhardt Morrison	Director	June 20, 2011

Signature	Title	Date

* Janet L. Westling	Director	June 20, 2011

* Bruce W. Williams	Director	June 20, 2011

* Kathryn A. Williams	Director	June 20, 2011

* Marcia F. Williams	Director	June 20, 2011

* Wendy S. Williams	Director	June 20, 2011

* Karen M. Zimmerman	Director	June 20, 2011

* Steven W. Zimmerman	Director	June 20, 2011

* By:	/s/ Mark K. Mason
Mark K. Mason, Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1†	Amended and Restated Articles of Incorporation of HomeStreet, Inc.

3.2†	Amended and Restated Bylaws of HomeStreet, Inc.

4.1**	Form of Common Stock Certificate

4.2*	Amended and Restated Family Shareholder Agreement of HomeStreet, Inc. dated October 23, 2008

4.3	Reference is made to Exhibit 3.1

4.4	Instruments with respect to long-term debt of HomeStreet, Inc. and its consolidated subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K since the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of HomeStreet, Inc. and its subsidiaries on a consolidated basis. HomeStreet, Inc. hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

5.1**	Opinion of Davis Wright Tremaine LLP

10.1†	HomeStreet, Inc. 2002 Long Term Incentive Plan

10.2†	HomeStreet, Inc. 2010 Equity Incentive Plan

10.3†	HomeStreet, Inc. 401(k) Savings Plan, restated as of January 1, 2011, and amendment to the HomeStreet, Inc. 401(k) Savings Plan adopted as of February 24, 2011

10.4†	Employee Stock Ownership Plan and Trust, restated as of January 1, 2011

10.5†	HomeStreet, Inc. Directors’ Deferred Compensation Plan, effective February 1, 2004, as amended and restated December 19, 2008, executed by HomeStreet, Inc. and HomeStreet Bank

10.6†	HomeStreet, Inc. Executive Deferred Compensation Plan, effective February 1, 2004, as amended and restated December 19, 2008, executed by HomeStreet, Inc., HomeStreet Bank and HomeStreet Capital Corporation

10.7*	Form of HomeStreet, Inc. Award Agreement for Nonqualified Stock Options and Standard Terms and Conditions for Nonqualified Stock Options, granted October 22, 2010 and November 29, 2010

10.8*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Mark Mason (pre-offering)

10.9*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Mark Mason (post-offering)

10.10*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and David Hooston (pre-offering)

10.11*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and David Hooston (post-offering)

10.12*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Godfrey Evans (pre-offering)

10.13*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Godfrey Evans (post-offering)

10.14*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Jay Iseman (pre-offering)

10.15*	Employment Agreement between HomeStreet, Inc., HomeStreet Bank, and Jay Iseman (post-offering)

Exhibit Number	Description

10.16†	Form of Officer Indemnification Agreement for HomeStreet, Inc.

10.17†	Form of Director Indemnification Agreement for HomeStreet, Inc.

10.18†	Form of 2011 Director and Officer Indemnification for HomeStreet, Inc.

10.19†	Stipulation and Consent to Issuance of an Order to Cease and Desist, dated May 7, 2009, between HomeStreet Bank, Federal Deposit Insurance Corporation and Washington Department of Financial Institutions

10.20†	Order to Cease and Desist to HomeStreet Bank, issued by Federal Deposit Insurance Corporation and Washington Department of Financial Institutions, dated May 8, 2009

10.21†	Stipulation and Consent to Issuance of Order to Cease and Desist, effective May 18, 2009 by HomeStreet, Inc., accepted by Office of Thrift Supervision

10.22†	Order to Cease and Desist to HomeStreet, Inc., effective May 18, 2009, issued by Office of Thrift Supervision

10.23††*	Office Lease, dated March 5, 1992, between Continental, Inc. and One Union Square Venture, as amended by Supplemental Lease Agreement dated August 25, 1992, Second Amendment to Lease dated May 6, 1998, Third Amendment to Lease dated June 17, 1998, Fourth Amendment to Lease dated February 15, 2000, Fifth Amendment to Lease dated July 30, 2001, Sixth Amendment to Lease dated March 5, 2002, Seventh Amendment to Lease dated May 19, 2004, Eighth Amendment to Lease dated August 31, 2004, Ninth Amendment to Lease dated April 19, 2006, Tenth Amendment to Lease dated July 20, 2006, Eleventh Amendment to Lease dated December 27, 2006, Twelfth Amendment to Lease dated October 1, 2007, and Thirteenth Amendment to Lease dated January 26, 2010

10.24†	Advances, Security and Deposit Agreement, dated as of June 20, 2004, between HomeStreet Bank and the Federal Home Loan Bank of Seattle

10.25*	Letter Agreement, dated January 5, 2007, by HomeStreet Bank to Federal Reserve Bank of San Francisco

10.26†	Master Custodial Agreement for Custody of Single Family MBS Pool Mortgage Loans, dated October 2009, between HomeStreet Bank, Federal National Mortgage Association, and U.S. Bank, N.A.

10.27††*	Master Agreement ML 02783 between HomeStreet Bank and Fannie Mae, dated March 15, 2010, amended by Letter Agreement dated March 15, 2011

10.28†	Master Agreement, dated as of June 17, 2010, between HomeStreet Bank and Freddie Mac

10.29††*	Cash Pledge Agreement, dated as of June 1, 2010, between HomeStreet Bank and Federal Home Loan Mortgage Corporation

10.30*	Amended and Restated Limited Liability Company Agreement of Windermere Mortgage Services Series LLC, dated May 1, 2005, including form of separate series designation

10.31†	Correspondent Purchase and Sale Agreement, effective September 1, 2010, between HomeStreet Bank and Windermere Mortgage Services Series LLC

10.32**	HomeStreet, Inc., 2011 Management/Support Performance Based Annual Incentive Plan

10.33*	Master Agreement between HomeStreet Bank and Government National Mortgage Association effective January 3, 2011

21†	Subsidiaries of HomeStreet, Inc.

23.1**	Consent of Davis Wright Tremaine LLP (included as part of Exhibit 5.1)

Exhibit Number	Description

23.2*	Consent of KPMG LLP

24.1	Powers of Attorney (included on signature page of Registration Statement hereto)

*	Filed herewith.

**	To be filed by amendment.

†	Previously filed.

††	Portions of this document have been redacted pending a determination by the Commission as to whether such portions shall be subject to confidential treatment.